Form 10-K, Exhibit 13
period 1993-12-31
TELEPHONE & DATA SYSTEMS INC
filed 1994-03-29
CIK 96966

TELEPHONE AND DATA SYSTEMS, INC.
INCORPORATED PORTIONS OF 1993 ANNUAL REPORT TO SECURITIES HOLDERS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Telephone and Data Systems, Inc. ("TDS" or the "Company") is a diversified telecommunications company which provides high-quality telecommunications services to nearly 1.1 million consolidated telephone, cellular telephone and radio paging customer units in 37 states and the District of Columbia. The accompanying financial statements present the results of operations of the Company's three primary businesses: TDS Telecommunications Corporation ("TDS Telecom"), United States Cellular Corporation (AMEX symbol "USM"), and American Paging, Inc. (AMEX symbol "APP"), as well as TDS and its service subsidiaries. TDS's long-term business development strategy is to expand its operations through internal growth and acquisitions, and to explore and develop other telecommunications services.

     Rapid growth in customers served generated substantial increases in revenues and operating cash flows, while the costs of rapidly developing new cellular markets and vigorously adding cellular customers slowed growth in operating income and net income. TDS Telecom is expanding through the selective acquisition of local exchange telephone companies serving rural and suburban areas and by offering additional lines of telecommunications products and services to existing customers. USM is developing its cellular operations by rapidly building cell sites to broaden and improve its communications network, by vigorously marketing its services to rapidly growing number of customers, and by enhancing its cellular clusters through strategic acquisitions and trades. APP is rapidly growing by focusing its efforts on improving the quality of its messaging services and by vigorously marketing those services.

CONSOLIDATED

Consolidated operating results for 1993 and 1992 reflect primarily the effects of very rapid expansion and development of cellular operations, steady growth in telephone operations, dynamic increases in paging units in service, improving economies of scale in cellular and paging operations, continuing improvements in business processes and systems, the impact of acquisitions and trades and the costs of financing these high-growth activities. During 1993 and 1992, the Company's wireline telephone operations provided a growing foundation of operating cash flow and earnings to support development of its wireless cellular and paging operations. While wireless operations were not profitable during 1993 and 1992, they each contributed rapidly growing operating cash flow as they progressed toward overall profitability. Results for 1993 include a $2.3 million net-of-tax gain on sales of cellular interests and a $600,000 provision for discontinuance of national retailer distribution of pagers. Results for 1992 include net-of-tax gains on sales and exchanges of cellular interests totalling $14.7 million, the $6.9 million one-time cost of adopting a new accounting standard for postretirement benefits and other nonrecurring items totalling $200,000. On a comparable basis, excluding these nonrecurring and unusual items, net income available to common increased 44.5% to $29.8 million and earnings per share rose 18.9% to $.63.


Year Ended December 31,                 1993           1992           1991
- --------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Operating Income
 Telephone                          $ 79,110       $ 72,218       $ 65,242
 Cellular telephone                   (8,656)       (12,705)       (16,831)
 Radio paging                           (721)        (5,448)        (7,750)
                                    --------------------------------------------
                                    $ 69,733       $ 54,065       $ 40,661
                                    --------------------------------------------
                                    --------------------------------------------
Operating Margin
 Telephone                              29.5%          30.3%          30.9%
 Cellular telephone                     (3.5%)         (7.7%)        (16.9%)
 Radio paging                           (1.0%)        (10.0%)        (17.6%)
 Consolidated                           11.8%          11.8%          11.5%
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Certain 1992 and 1991 amounts have been reclassified to conform to current year presentation.

     TDS Telecom has acquired nine telephone companies since December 31, 1991. These acquisitions added 24,100 access lines while internal growth added 28,100 lines. USM, TDS's 85.1%-owned subsidiary, has added 51 markets to consolidated operations through acquisitions and the initiation of cellular operations. USM currently provides cellular service through systems serving 116 majority-owned and managed markets. APP has acquired three paging systems which added approximately 21,000 pagers. APP provides service to its customers through 17 customer operations centers.

     OPERATING REVENUES increased 29.3% during 1993 and 28.8% during 1992 primarily as a result of increases in customers served and modest price changes. The rapid expansion of cellular telephone revenues, 41.9% and 35.9%, respectively, of total 1993 and 1992 revenues, reflects sharp increases in cellular telephones in service driven by vigorous marketing activities and rapid expansion of cellular telephone systems, strong growth in keeper roaming revenues and declines in average revenue per customer averaging 0.6% over the two-year period ended December 31, 1993. Growth in telephone revenues, 45.4% and 52.1%, respectively, of total 1993 and 1992 revenues, are the result of access line growth averaging 0.6% and modest changes in average revenue per access line averaging 4.6% during the two-year period. The rapid growth in paging revenues, 12.7% and 12.0%, respectively, of total 1993 and 1992 revenues, is due to increases in paging units in service of 43.0% during 1993 and 36.1% during 1992 offset by continuing decreases in average revenue per unit averaging 5.3% over the two-year period.

OPERATING EXPENSES rose 29.3% ($118.2 million) in 1993 and 28.3% ($88.8 million) in 1992 as a result of the continued rapid growth in and start-up of USM's cellular telephone operations and the steady growth in TDS Telecom's and APP's operations. The increase in cellular expenses reflects the rapid expansion of this segment during the past three years. Telephone operating expenses increased due to the effects of acquisitions and growth in internal operations. Radio paging expenses increased to serve the growing customer base and to expand market share in certain service areas.

OPERATING INCOME increased 29.0% ($15.7 million) in 1993 and 33.0% ($13.4 million) in 1992 due to improved operating results in all three business units.

     Management anticipates continued rapid growth in revenues as all three business units continue to add customers. This growth and additional expansion and market development costs are anticipated to slow the rate of growth in improvements in consolidated operating performance during 1994.

     CELLULAR INVESTMENT INCOME, representing the Company's share of income of markets in which the Company has a minority interest and follows the equity method of accounting, increased 70.3% ($6.5 million) in 1993 and 35.2% ($2.4 million) in 1992.

     GAIN ON SALE OF CELLULAR INTERESTS reflects the sale of a majority-owned and managed cellular system in 1992 and the sale or exchange of minority interests in 1993, 1992 and 1991. Approximately $2.9 million of the 1991 gain was offset by an equal amount of income tax expense, resulting in no effect on net income.

     MINORITY SHARE OF INCOME includes (a) the minority shareholders' share of USM's net income (1992) or losses (1993 and 1991), (b) the minority partners' share of income or loss of the cellular markets majority-owned by USM and (c) the minority shareholders' share of income of a telephone company majority-owned by TDS.

MINORITY SHARE OF INCOME


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                              (DOLLARS IN THOUSANDS)
United States Cellular
 Minority Shareholders' Share         $ 4,270       $ (1,088)       $ 4,250
 Minority Partner's Share              (3,496)        (2,615)        (1,467)
                                      -----------------------------------------
                                          774         (3,703)         2,783
TDS Telecom                            (1,249)            --             --
                                      -----------------------------------------
                                      $  (475)      $ (3,703)       $ 2,783
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     OTHER INCOME, NET includes a $1.0 million pretax charge in 1993, as APP elected to cease national retailer distribution of pagers through its wholly owned subsidiary, American Paging Network ("APN").

     INTEREST EXPENSE increase 14.9% ($4.9 million) in 1993 and 12.5% ($3.6 million) in 1992. Long-term debt under the TDS Medium-Term Note Program increased $92.5 million in 1993 and $7.5 million in 1992, and cellular vendor financing increased a net $35.4 million in 1992. Short-term interest expense declined 7.8% ($154,000) in 1993 and 46.8% ($1.7 million) in 1992, as interest rates declined in both years and as the average balance of notes payable during 1992 declined $11.9 million. The average amount of short-term debt outstanding totalled $32.3 million in 1993, $31.1 million in 1992 and $43.0 million in 1991. The average interest rate on such short-term debt was 3.9% in 1993, 4.5% in 1992 and 6.6% in 1991. See "Financial Resources and Liquidity" for a further discussion of short- and long-term debt.

     INCOME TAX EXPENSE decreased 11.0% ($3.3 million) in 1993 and increased 99.2% ($14.8 million) in 1992, reflecting primarily changes in pretax income. The effective income tax rates were 43.9%, 43.6% and 41.4% in 1993, 1992 and 1991, respectively. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993. Income tax expense for 1993 reflects the new accounting principle; income tax expense for prior years has not been restated. The increase in the 1992 rate over 1991 reflects primarily the effect of USM's net income and the related pretax deduction for financial reporting purposes of the minority shareholders' share of such income. For purposes of income tax accounting under the then existing accounting principles, such pretax accounting deduction was a "permanent difference" and had the effect of increasing the effective tax rate in 1992.

     NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES was $33.9 million in 1993, $38.5 million in 1992 and $21.1 million in 1991. The decrease in 1993 from 1992 and the increase in 1992 over 1991 reflect the significant improvement in operating results of all three business segments and the $14.7 million (after income taxes and minority shareholders' share) gains on the sales of cellular interests in 1992.

     EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES were $.67 in 1993, $.91 in 1992 and $.59 in 1991. Changes in earnings per share reflect changes in net income and 21.0% and 18.3% increases in weighted average common shares outstanding in 1993 and 1992, respectively. TDS sold 1,320,000 and 2,000,000 Common Shares for cash in 1993 and 1992, respectively. Approximately 6.8 million and 3.7 million Common Shares have been issued in 1993 and 1992, respectively, in connection with acquisitions.

     EXTRAORDINARY ITEM: During 1992, the Company retired at a premium $20.8 million of its Senior Notes. The notes carried interest rates of 9.75% to 13.75% and were due in 1996 through 2004. The transaction resulted in an extraordinary loss of $769,000 ($.02 per share), net of income tax benefits of $491,000.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGES: Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Approximately $11.3 million was recorded as the cumulative effect of an accounting change for the year ended December 31, 1992. The
$6.9 million cumulative effect, net of related income tax benefits of $4.4 million, reduced earnings per share by $.17. Operating results for 1993 and 1992 reflect the new accounting standard. The 1991 financial statements have not been restated.

     Effective January 1, 1991, USM changed its method of accounting for sales commissions from capitalizing and amortizing these costs over 36 months to expensing as incurred. In addition, two of USM's equity method investees made a similar change. The cumulative effect of the change on years prior to 1991 was a charge to income of $5.0 million, or $.15 per share, net of USM's minority shareholders' share, $1.9 million, and income tax benefits of $3.4 million.

     EARNINGS PER COMMON SHARE were $.67 in 1993, $.72 in 1992 and $.44 in 1991, reflecting results of operations, the 1992 extraordinary item and the accounting changes in 1992 and 1991.

     Excluding significant nonrecurring and unusual items, net income available to common and earnings per share were approximately $29.8 million and $.63 for 1993 as compared to $20.6 million and $.53 for 1992 and $19.1 million and $.58 for 1991, as shown in the accompanying table.

NET INCOME AVAILABLE TO COMMON


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
          (DOLLARS IN MILLIONS, EXCEPT EARNINGS PER SHARE AMOUNTS)
As Reported                             $31.5         $ 28.6         $ 14.4
Nonrecurring and Unusual
 Items (estimated net-of-tax):
 Provision for discontinuance
  of national retailer
  distribution of pagers
  through APN                              .6             --             --
 Cumulative effect of
  accounting changes                       --            6.9            5.0
 Extraordinary loss on
  retirement of debt                       --             .8             --
 Gain on sales or exchanges
  of cellular interests
  (net of USM minority share)            (2.3)         (14.7)           (.3)
 TDS Telecom directory
  revenue settlement                       --           (1.0)            --
                                       ----------------------------------------
 Excluding Nonrecurring and
  Unusual Items                        $ 29.8         $ 20.6         $ 19.1
                                       ----------------------------------------
                                       ----------------------------------------

Earnings Per Share,
 excluding Nonrecurring and
 Unusual Items                          $ .63          $ .53          $ .58
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

TELEPHONE OPERATIONS


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
            (DOLLARS IN THOUSANDS, EXCEPT PER ACCESS LINE AMOUNTS)
OPERATING REVENUES
 Local service                       $ 72,191       $ 65,131       $ 61,313
 Network access and
  long-distance                       159,111        137,747        120,375
 Miscellaneous                         36,820         35,217         29,543
                                     ------------------------------------------
                                      268,122        238,095        211,231
                                     ------------------------------------------

OPERATING EXPENSES
 Plant operations                      42,524         36,100         32,760
 Depreciation                          56,024         48,830         41,046
 Amortization                           3,538          3,116          2,379
 Customer operations                   39,416         35,103         31,255
 Corporate and other                   47,510         42,728         38,549
                                     ------------------------------------------
                                      189,012        165,877        145,989
                                     ------------------------------------------
OPERATING INCOME                     $ 79,110       $ 72,218       $ 65,242
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Telephone revenues as a
 percent of total revenues              45.4%           52.1%          59.6%
Construction expenditures            $ 82,233*       $67,357*      $ 67,856*
Identifiable assets                   829,489        723,855        674,712
Telephone plant in service
 per access line                      $ 2,317        $ 2,210        $ 2,209
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
Companies                                  94             90             85
Access lines                          356,200        321,700        304,000
Growth in access lines
 from prior year-end:
 Acquisitions                          20,100          4,000         15,800
 Internal growth                       14,400         13,700          9,500
Average monthly revenue
 per access line                        $  66          $  63          $  60
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

*Includes noncash amounts (in thousands) of $1,415, $1,705 and $(796), respectively.


     OPERATING REVENUES from telephone operations increased 12.6% ($30.0 million) in 1993 and 12.7% ($26.9 million) in 1992. The increases in revenues were due to acquisitions, increased usage of the network, recovery of increased costs of providing long-distance services and internal access line growth. Acquisitions increased telephone revenues 4.9% ($11.7 million) in 1993 and 4.4% ($9.4 million) in 1992. Telephone results of operations include the results of acquired companies since the respective dates of acquisition.

     Local service revenues increased 10.8% ($7.1 million) in 1993 and 6.2% ($3.8 million) in 1992, with acquisitions increasing these revenues 3.8% ($2.5 million) in 1993 and 4.1% ($2.5 million) in 1992. Internal growth in access lines and sales of custom-calling and other features increased local service revenues approximately $3.3 million in 1993 and $3.1 million in 1992. 1991 revenues totalling $1.0 million for Extended Area Service ("EAS") were eliminated in 1992 due to a change in a revenue settlement arrangement.

     Network access and long-distance revenues increased 15.5% ($21.4 million) in 1993 and 14.4% ($17.4 million) in 1992. Acquisitions increased these revenues 5.5% ($7.6 million) in 1993 and 4.5% ($5.4 million) in 1992. Recovery of increased costs of providing long-distance services increased revenues
$4.4 million in 1993 and $4.6 million in 1992. Changes in Federal Communications Commission ("FCC")-mandated cost separations rules increased revenues
$2.1 million in 1993 and $2.0 million in 1992. Certain settlements relating to prior periods, due primarily to retroactively billed access services and finalization of cost separation studies, increased these revenues 2.2%
($3.0 million) in 1993. Network access service and long-distance revenues decreased 1.3% ($1.5 million) in 1992 as certain billing and collection revenues are now reported as miscellaneous revenues. The remainder of the revenue increases in 1993 and 1992 were primarily due to increased minutes of use, increases in access lines served and changes in rates of return.

     Miscellaneous revenues increased 4.6% ($1.6 million) in 1993 and 19.2% ($5.7 million) in 1992. Acquisitions increased miscellaneous revenues 4.8% ($1.7 million) in 1993 and 4.9% ($1.4 million) in 1992. A settlement relating to a directory agreement increased these revenues 5.9% ($1.8 million) in 1992. A new contract for billing and collection services decreased these revenues 1.6% ($550,000) in 1993. Certain billing and collection revenues previously reported as long-distance and network access revenues increased miscellaneous revenues 5.2% ($1.5 million) in 1992. The remaining increases in 1993 and 1992 are due to acquisitions, increased message volumes, providing billing and collection services for Alternate Operator Service providers, and additional non-regulated revenues as a result of increased marketing efforts and access line growth.

     OPERATING EXPENSES increased 13.9% ($23.1 million) in 1993 and 13.6% ($19.9 million) in 1992. The effects of acquisitions increased expenses 5.4% ($9.0 million) in 1993 and 5.5% ($8.0 million) in 1992. Plant operations expense increased 17.8% ($6.4 million) in 1993 and 10.2% ($3.3 million) in 1992, with acquisitions increasing this expense 8.1% ($2.9 million) in 1993 and 5.2%
($1.7 million) in 1992. The remaining increase in 1993 was primarily due to salary and work force changes along with the effects of general inflation. A change in a settlement arrangement for EAS revenues decreased these expenses 3.2% ($1.0 million) in 1992.

     Depreciation and amortization expense increased 14.7% ($7.6 million) in 1993 and 19.6% ($8.5 million) in 1992, with acquisitions increasing such expense 5.2%

($2.7 million) in 1993 and 6.4% ($2.8 million) in 1992. Lump-sum depreciation adjustments and increases in certain depreciation rates increased these expenses 4.3% ($2.2 million) in 1993 and 5.6% ($2.4 million) in 1992. The remainder of the increase in depreciation expense is due to growth in plant and equipment. The composite depreciation rate was 7.3% in 1993, 7.2% in 1992 and 6.7% in 1991.

     Customer operations expense increased 12.3% ($4.3 million) in 1993 and 12.3% ($3.8 million) in 1992, with acquisitions providing 3.9% ($1.4 million) of the increase in 1993 and 4.1% ($1.3 million) in 1992. The remainder of the increases are due primarily to increased marketing activities, increased customer billing and programming costs and the effects of inflation.

     Corporate and other expenses increased 11.2% ($4.8 million) in 1993 and 10.8% ($4.2 million) in 1992, with acquisitions increasing these expenses 4.6% ($2.0 million) in 1993 and 5.9% ($2.3 million) in 1992. The remainder of the increases are due primarily to the effects of inflation, employee-related costs, additional staffing and increases in legal and other costs related to new business development and long-range planning activities.

     OPERATING INCOME from telephone operations increased 9.5% ($6.9 million) in 1993 and 10.7% ($7.0 million) in 1992. The effects of acquisitions increased operating income 3.8% ($2.8 million) in 1993 and 2.1% ($1.3 million) in 1992. The telephone operating margin was 29.5% in 1993 compared to 30.3% in 1992 and 30.9% in 1991.

     TDS Telecom's revenues are expected to continue to increase in 1994. However, due to expected increases in customer operations expense (primarily due to increased marketing activities) and accelerated depreciation on certain switching equipment, the 1994 operating margin may be lower than the 1993 level.

CELLULAR TELEPHONE OPERATIONS

USM owns or has the right to acquire interests, both majority and minority, in 205 cellular telephone markets at December 31, 1993, representing 23,731,000 population equivalents ("pops") as summarized in the accompanying table. Consolidated revenues and expenses include 100% of the revenues and expenses of USM's majority-owned markets. The December 31, 1993 consolidated results of operations include 116 markets compared to 92 markets in 1992 and 67 markets in 1991. Investment and Other Income includes USM's pro rata share of the net income or loss of 18 minority-owned and managed markets and 15 minority-owned markets managed by others. USM's investments in 46 minority-owned markets managed by others, which are being held for sale or exchange, are accounted for by the cost method of accounting.


December 31,                             1993           1992           1991
- -------------------------------------------------------------------------------
Population Equivalents(1)
 Majority-Owned and
  Managed(2)                           18,212         14,268         10,427
 Minority-Owned and
  Managed                               1,139          2,007          1,755
 To Be Managed(4)                       1,002          1,816          3,095
                                       ----------------------------------------
  Total Managed by USM                 20,353         18,091         15,277
                                       ----------------------------------------
 Managed by Others(5)                   3,378          3,474          3,229
                                       ----------------------------------------
  Total                                23,731         21,565         18,506
                                       ----------------------------------------
                                       ----------------------------------------

 TDS's proportionate
  share(6)                             18,869         16,001         13,491
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


December 31,                             1993           1992           1991
- -------------------------------------------------------------------------------
Markets
 Majority-Owned and
  Managed(2)                              116             92             67
 Minority-Owned and
  Managed(3)                               20             24             24
 To Be Managed(4)                           8             13             21
                                         --------------------------------------
  Total Managed by USM                    144            129            112
                                         --------------------------------------
 Managed by Others(5)                      61             64             65
                                         --------------------------------------
  Total                                   205            193            177
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) 1993 Donnelley Marketing Service estimates are used for all years. Includes pops relating to interests which are acquirable in the future.
(2) Includes one market managed by a third party in 1993 and 1992, and one wholly owned reseller operation in 1992 and 1991.
(3) Includes markets where USM has the right to acquire an interest but did not own an interest at the respective dates (two markets in 1993, six in 1992 and seven in 1991).
(4) Represents markets which are not yet operational or which are managed by third parties until USM acquires a majority interest in the markets.
(5) Represents markets in which USM owns or has the right to acquire a minority or other noncontrolling interest and which are managed by others. Some markets were not in operation in 1991.
(6) Based on TDS's ownership of USM, assuming all pending acquisitions have been completed.






CELLULAR TELEPHONE OPERATIONS


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
            (DOLLARS IN THOUSANDS, EXCEPT PER CUSTOMER AMOUNTS)
OPERATING REVENUES
 Service                          $   236,749      $ 154,822      $  91,977
 Equipment sales                       10,510          9,263          7,500
                                  ---------------------------------------------
                                      247,259        164,085         99,477
                                  ---------------------------------------------


OPERATING EXPENSES
 System operations                     67,251         48,373         30,746
 Marketing and selling                 43,478         30,643         18,053
 Cost of equipment sold                25,688         17,311         13,575
 General and administrative            74,471         50,824         34,665
 Depreciation                          25,665         16,606          8,814
 Amortization                          19,362         13,033         10,455
                                  ---------------------------------------------
                                      255,915        176,790        116,308
                                  ---------------------------------------------
OPERATING (LOSS)                  $    (8,656)     $ (12,705)     $ (16,831)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Cellular telephone
 revenues as a percent
 of total revenues                       41.9%          35.9%          28.0%
Additions to property,
 plant and equipment              $    94,088*     $  58,832*     $  66,037*
Identifiable assets               $ 1,275,569      $ 858,795      $ 612,981
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Majority-Owned, Managed
and Consolidated Markets:
 Customers                            261,000        150,800         97,000
 Market penetration                      1.35%          1.00%           .84%
 Cell sites in service                    522            320            186
 Average monthly
  revenue per customer            $        99      $     105      $     100
 Churn rate per month                     2.3%           2.4%           2.2%
 Marketing cost per net
  customer addition               $       677      $     765      $     710
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

*Includes noncash amounts (in thousands) of $6,611, $2,799 and $3,039, respectively.


     OPERATING REVENUES increased 50.7% ($83.2 million) in 1993 and 64.9% ($64.6 million) in 1992. Service revenues include monthly service fees for providing access, airtime, and value-added services to customers; for providing airtime to users roaming through USM's service areas; for other carriers providing airtime to USM's customers roaming through their service areas; and long-distance charges. Service revenues increased 52.9% ($81.9 million) in 1993 and 68.3% ($62.8 million) in 1992. The service revenue increases in 1993 and 1992 were primarily attributable to increases in the number of local retail telephone customers and growth in inbound roamer revenues. In addition, acquisitions of controlling interests and the start-up of operations in new markets increased revenues 16.0% ($26.2 million) in 1993 and 31.9% ($31.7 million) in 1992.
Minutes of use averaged 103 per month in 1993 compared to 121 per month in 1992 and 130 in 1991. The decline in average local minutes of use follows an industry-wide trend and is believed to be related to the tendency of the early subscribers in a market to be the heaviest users. Average monthly service revenue per customer was $99 in 1993, $105 in 1992 and $100 in 1991. Management anticipates that average local minutes of use and average monthly revenue per customer will continue to decline as USM adds more customers and as the growth rate of USM's customer base exceeds the growth rate of inbound roamer revenue.

     Service revenues from local customers' usage of USM's systems increased 52.6% ($40.5 million) in 1993 and 53.2% ($26.8 million) in 1992. The revenue increases were primarily the result of the 73.1% and 55.5% customer growth, respectively, in majority-owned markets, offset somewhat by the decrease in average monthly local minutes of use. The decrease in average minutes of use resulted in a decrease in average monthly retail revenue per customer, to $49 in 1993 from $52 in 1992 and $55 in 1991. Inbound roaming revenues, earned when other systems' customers travel through USM's service areas increased 67.7% ($31.6 million) in 1993 and 110% ($24.5 million) in 1992. The increase is attributable to an increase in the number of customers from other systems using USM's systems as well as an increased number of USM-managed systems and cell sites within those systems. Pass-through roamer revenue, earned when USM's customers use systems other than their local systems,increased 27.0% ($5.2 million) in 1993 and 67.4% ($7.8 million) in 1992, due to USM's customer growth. Monthly roamer revenue per customer averaged $43, $45 and $37 in 1993, 1992 and 1991, respectively. Long-distance revenues increased 45.7% ($4.4 million) in 1993 and 77.3% ($4.2 million) in 1992 as the number of customers and the volume of long-distance calls increased.

     Equipment sales revenue reflects the sale of 83,000 cellular telephone units in 1993 compared to 44,400 in 1992 and 29,400 in 1991. The sale of cellular telephone units at discounted rates, a widespread industry practice, were the result of USM's use of marketing programs aimed at increasing customers and service revenues. The average revenue per telephone unit sold was $127 in 1993, $208 in 1992 and $255 in 1991. The average revenue per unit decline partially reflects USM's decision to reduce sales prices on cellular telephones to stimulate customer growth as well as reduced manufacturers' prices. Also, during the second half of 1993, USM used specific promotions which were based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. USM will continue to discount equipment prices in its systems, as it has done in the past, to maintain its market position, to meet competitive prices and to increase the number of customers.

     OPERATING EXPENSES increased 44.8% ($79.1 million) in 1993 and 52.0% ($60.5 million) in 1992. The increases in expenses were primarily due to increased customer activations, acquisitions, starting up operations in new markets and increased depreciation and amortization expense related to increases in fixed assets and license costs. The acquisition of controlling interests and the start-up of operations in new markets increased operating expenses 19.0% ($33.6 million) in 1993 and 32.7% ($38.1 million) in 1992.

     System operations expenses increased 39.0% ($18.9 million) in 1993 and 57.3% ($17.6 million) in 1992 as a result of increases in customer usage expenses and costs associated with operating USM's increased number of cellular systems. Costs are expected to continue to increase as the number of cell sites within these systems increases. Customer usage expenses represent charges from other telecommunications service providers for local interconnection to the landline network, toll charges and roamer expenses from USM's customers' use of systems other than their local systems. Customer usage expenses grew 36.2% ($13.5 million) in 1993 and 72.0% ($15.7 million) in 1992 primarily due to the increase in roamer expenses. Maintenance, utility and cell site expenses grew 48.8% ($5.4 million) in 1993 and 21.8% ($1.9 million) in 1992 reflecting growth in the number of cells to 522 in 1993 from 320 in 1992 and 186 in 1991, growth in the number of switches in service, and the effects of acquisitions and start-up markets.

     Marketing and selling expenses increased 41.9% ($12.8 million) in 1993 and 69.7% ($12.6 million) in 1992. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales personnel, agent commissions, promotional expenses and local advertising and public relations expenses. These expenses increased in 1993 and 1992 primarily due to the increased number of customer activations and, in 1992, also due to the use of various marketing programs which increased promotional expense. Excluding the effects of acquisitions and divestitures, USM added 86,600 and 50,600 net new customers in 1993 and 1992, respectively.

     Cost of equipment sold reflects the increased unit sales related to the increase in gross customer activations and second half 1993 promotional sales discussed above, offset somewhat by falling manufacturers' prices. The average cost of a telephone unit sold was $309 in 1993, $390 in 1992 and $462 in 1991.

     General and administrative expenses increased 46.5% ($23.6 million) in 1993 and 46.6% ($16.2 million) in 1992. These expenses include the cost of operating USM's local business offices and its corporate expenses. The increases result from the expanding number of consolidated markets, due to both acquisitions and the start-up of operations in new markets, as well as the growth in the customer base in existing markets. USM is using its clustering concept to combine local operations wherever feasible in order to reduce its administrative expenses.

     Depreciation expense increased 54.6% ($9.1 million) in 1993 and 88.4% ($7.8 million) in 1992, reflecting increases in average fixed asset balances of 55.6% and 77.3%, respectively. Amortization expense, primarily amortization of license costs, increased 48.6% ($6.3 million) in 1993 and 24.7% ($2.6 million) in 1992 due to increases in license costs. The increase in 1992 was offset somewhat by a change in the amortization period for license costs, from 20 to 40 years, beginning January 1, 1992.

     OPERATING LOSS was $8.7 million in 1993, $12.7 million in 1992 and $16.8 million in 1991. Operating margin, while still negative, improved to (3.5%) in 1993 from (7.7%) in 1992 and (16.9%) in 1991. The improvement in the 1993 operating loss was primarily due to improved results in the more established markets and increased revenues from growth in the customer base, offset somewhat by the start-up and acquisition of operations in new markets and increased losses on equipment sales. The improvement in the 1992 operating loss is primarily due to the improved operating results of the more established markets.

     The Company expects service revenues to continue to grow in 1994 as USM begins operations in new markets, as customers are added to USM's existing markets and as it realizes a full year of revenue from customers added in 1993. Additionally, the Company expects expenses to continue to increase significantly in 1994 as a full year of expenses are recognized for markets and cell sites added in 1993 and as USM initiates service in new markets in 1994. At least 14 additional markets are expected to be added to consolidated operations during 1994. Accordingly, the Company expects that the costs of constructing and developing the new systems may exceed revenue growth during the next few quarters. As a result, operating losses maybe generated over the next few quarters.

     CELLULAR INVESTMENT INCOME includes USM's and TDS's share of the net incomes or losses of cellular markets in which they have a minority interest and for which they follow the equity method of accounting, net of amortization of license costs relating to these minority interests.


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Cellular Investment Income
 (Loss), Net of License
 Cost Amortization
  Cellular Markets
   Managed by USM                    $   (307)       $  (976)      $ (1,817)
   Managed by Others                   16,011         10,200          8,641
                                     ------------------------------------------
                                     $ 15,704        $ 9,224       $  6,824
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     TDS's share of USM's net income (loss) before the cumulative effect of an accounting change was $(21.2) million in 1993. $5.1 million in 1992 and $(20.1) million in 1991. The net income (loss) excludes the USM minority shareholders' share of such income (loss). The net income (loss) from cellular telephone operations does not include federal income tax expense or benefits from the inclusion of USM in TDS's consolidated federal tax return. In accordance with a tax allocation agreement, TDS does not reimburse USM currently for income tax benefits and credits. Instead, such benefits and credits are being carried forward until they can be used by USM.

     TDS owned an aggregate of 59,548,450 shares of common stock of USM at December 31, 1993, representing over 85% of the combined total of USM's outstanding Common and Series A Common Shares and over 97% of their combined voting power. Assuming USM's Common Shares are issued in all instances in which USM has the choice to issue its Common Shares or other consideration and assuming all issuances of USM's common stock to TDS and third parties for completed and pending acquisitions and redemptions of USM and TDS Preferred Stock had been completed at December 31, 1993, TDS would have owned approximately 79.5% of the total outstanding common stock of USM and controlled over 95% of the combined voting power of both classes of its common stock. In the event TDS's ownership of USM falls below 80% of the total value of all of the outstanding shares of USM's stock, TDS and USM would be deconsolidated for federal income tax purposes. TDS and USM have the ability to defer or prevent deconsolidation, if deferring or preventing deconsolidation would be advantageous, by delivering TDS Common Shares and/or cash, in lieu of USM's Common Shares in connection with certain acquisitions.

RADIO PAGING OPERATIONS


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
            (DOLLARS IN THOUSANDS, EXCEPT PER CUSTOMER AMOUNTS)
SERVICE OPERATIONS
 Revenues                            $ 64,384       $ 48,582       $ 41,021
                                     ------------------------------------------
 Costs and expenses
  Cost of services                     15,836         12,147          9,852
  Selling and advertising              11,131         10,419         10,229
  General and
   administrative                      24,785         20,585         19,543
  Depreciation                         11,182          9,335          8,186
  Amortization                          2,210          1,077            861
                                     ------------------------------------------
                                       65,144         53,563         48,671
                                     ------------------------------------------

  Service
   Operating (Loss)                      (760)        (4,981)        (7,650)
                                     ------------------------------------------

EQUIPMENT SALES
 Revenue                               10,979          6,134          2,952
 Cost of equipment sold                10,940          6,601          3,052
                                     ------------------------------------------
  Equipment Sales
   Income (Loss)                           39           (467)          (100)
                                     ------------------------------------------
OPERATING (LOSS)                     $   (721)      $ (5,448)      $ (7,750)
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Radio paging revenues
 as a percent of
 total revenues                          12.7%          12.0%          12.4%
Additions to property
 and equipment                       $ 24,813*      $ 15,501*      $ 13,322*
Identifiable assets                  $ 74,923       $ 57,080       $ 41,726
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Pagers in service                     460,900        322,200        236,800
Average monthly revenue
 per customer                         $ 13.65        $ 14.93        $ 15.28
Transmitters in service                   685            532            484
Churn rate per month                      2.9%           2.9%           3.2%
Marketing cost per net
 customer addition                     $   80        $   127         $  290
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

*Includes noncash amounts (in thousands) of $2,177, $1,128 and $522, respectively.


Certain 1992 and 1991 amounts have been reclassified to conform to current year presentation.

     SERVICE REVENUES increased 32.5% ($15.8 million) in 1993 and 18.4% ($7.6 million) in 1992, primarily as a result of growth in the number of pagers in service, offset somewhat by a decline in average monthly revenue per unit. Pagers in service increased 43.0% (138,700, including 10,700 from acquisitions) in 1993 and 36.1% (85,400, including 10,000 from an acquisition) in 1992. Average monthly revenue per unit was $13.65 in 1993, $14.93 in 1992 and $15.28 in 1991. This decline reflects the industry trend of declining average monthly revenue per unit, which APP expects to continue. However, APP's average monthly revenue per unit has been consistently above the industry average. Declining average monthly revenue per unit is related to competitive factors and a shift toward resellers and customers purchasing pagers through retail operations. Average monthly revenue per unit for customer-owned pagers and pagers served through resellers is lower than for leased pagers because the customers do not pay monthly fees to lease pagers and because resellers purchase paging services at wholesale rates. Growth in the customer base increased revenues by $21.8 million in 1993 and $8.7 million in 1992, while the decline in average monthly revenue per unit (8.6% in 1993 and 2.3% in 1992) reduced revenues by $6.0 million in 1993 and $1.1 million in 1992. Increased use of lower revenue but higher margin distribution channels and price competition contributed to the decline in average monthly revenue per unit in 1993 and 1992.

     SERVICE OPERATING EXPENSES increased 21.6% ($11.6 million) in 1993 and 10.1% ($4.9 million) in 1992 primarily as a result of the costs of serving new customers added through both internal growth and acquisitions and the costs of system expansion. Cost of services increased 30.4% ($3.7 million) in 1993 and 23.3% ($2.3 million) in 1992. The additional costs of providing service to the increased customer base, which include alphanumeric transcription, nationwide and local reseller and telephone expenses, increased cost of services approximately $3.0 million in 1993 and $1.6 million in 1992. The remainder of the increases in cost of services were due primarily to the costs of upgrading and expanding APP's transmission systems to improve reliability and coverage. APP had 685 transmitters in service at year-end 1993, 532 at year-end 1992 and 484 at year-end 1991.

     Selling and advertising expense increased 6.8% ($712,000) in 1993 and 1.9% ($190,000) in 1992. Selling and advertising expense increased at a slower rate than the rate of growth in pagers in service due to improved productivity of sales personnel and increased use of lower-cost distribution channels (such as resellers and retail outlets). Cost per gross additional customer added, excluding acquisitions, was $42 in 1993, $62 in 1992 and $88 in 1991.

     General and administrative expense increased 20.4% ($4.2 million) in 1993 and 5.3% ($1.0 million) in 1992. Additional employees added in 1993 to serve the growing customer base increased these expenses $1.6 million. Bad debt expense increased $1.1 million 1993 due to APP's increased use of retail distribution and the increase in the customer base. The 1992 increase reflects additional personnel costs incurred for employees added to serve the growing customer base, largely offset by decreases in 1992 due to the elimination of one-time personnel costs related to a 1991 strategic exchange of customers and related economies of scale resulting from the exchange. Certain amounts formerly included as general and administrative expenses in prior years have been reclassified as equipment sales revenues and cost of equipment sold to conform to 1993's presentation.

     Depreciation and amortization charges increased 28.6% ($3.0 million) in 1993 and 15.1% ($1.4 million) in 1992, reflecting the increased investment in pagers and related equipment. APP's gross fixed assets balance grew 19.7% in 1993 and 16.6% in 1992, primarily due to increases in terminals and transmitters added to improve service quality and coverage and increases in pagers due to the growth in customers.

     EQUIPMENT SALES REVENUE increased 79.0% ($4.8 million) in 1993 and 108% ($3.2 million) in 1992 due to APP's increased emphasis on selling pagers to customers, particularly through retail stores and resellers. Cost of equipment sold increased 65.7% ($4.3 million) in 1993 and 116% ($3.5 million) in 1992. While APP generally plans to break even on equipment sales, it may at times, in selected locations, discount paging equipment due to competitive pressures, sales promotions or sales of discontinued pagers. In June of 1993, APP elected to cease national retailer distribution of pagers through its wholly owned subsidiary, APN. The decision to cease operations at APN resulted in a pretax charge of $1.0 million, included in other income, net in the Consolidated Statements of Income.

     OPERATING LOSS was $721,000 in 1993, $5.4 million in 1992 and $7.8 million in 1991. Operating margin, while still negative, improved to (1.0)% in 1993 from (10.0%) in 1992 and (17.6%) in 1991. The improvement in operating loss reflects
a) rapid growth in revenues, offset by a continuing decline in average monthly revenue per unit and APP's increased use of lower revenue but higher margin distribution channels, and b) increased operating expenses due to growth in the number of customers served, tempered by APP's efforts to reduce costs through process improvements and economies of scale. The lower revenue distribution channels, while reducing the rate of revenue growth, are associated with lower customer acquisition costs.

     The Company expects service revenues to continue to grow in 1994 as customers are added to APP's existing service areas and as it realizes a full year of revenue from customers added in 1993. The industry trend of declining average monthly revenue per unit is expected to continue in 1994. However, APP's average monthly revenue per unit has consistently been above the industry average and the Company expects this to continue. The Company expects expenses to continue to increase in 1994 as the customer base grows and as APP continues to upgrade and expand its transmission systems to further improve reliability and coverage.

PARENT AND SERVICE COMPANY OPERATIONS

OTHER INCOME, NET includes the operating income of TDS's computer, engineering and printing service companies and costs of corporate operations. Additionally, 1993's amount includes the $1.0 million charge to cease operations at APN, as discussed previously.


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Additions to property
 and equipment                       $  7,386*      $ 20,555*      $  7,359*
Identifiable assets                  $ 79,202       $ 56,756       $ 38,726
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

*Includes noncash amounts (in thousands) of $(426), $7,994 and $54, respectively.


INFLATION
Management believes that inflation effects TDS's business to no greater extent than the general economy.

ACCOUNTING FOR POSTEMPLOYMENT BENEFITS

The Financial Accounting Standards Board ("FASB") issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which became effective in January 1994, requiring employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement. Based on a study of the provisions of SFAS No. 112, the Company estimates that implementation of the new standard will result in a charge to income (to be treated as the cumulative effect of an accounting change) estimated to be approximately $725,000 net-of-tax.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

The FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in May 1993, which became effective in January 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in one of three categories: a) held-to-maturity securities, reported at amortized cost; b) trading securities, reported at fair value; and c) available-for-sale securities, reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Based on a review of the provisions of SFAS No. 115, management believes that implementation will not have a material effect on results of operations or financial condition.

FINANCIAL RESOURCES AND LIQUIDITY

TDS and its subsidiaries operate relatively capital-intensive businesses. Rapid growth has caused financing requirements for construction, expansion and acquisition programs to exceed internally generated cash flow in recent years. Accordingly, TDS and USM have obtained substantial funds from external sources to finance construction and development of cellular telephone systems and to fund acquisitions during the past three years. Continued requirements for construction, expansion and acquisition activities will require substantial additional funds from external sources.

     CASH FLOWS FORM OPERATING ACTIVITIES, as presented in the Consolidated Statements of Cash Flows, totalled $160.2 million in 1993, $115.4 million in 1992 and $77.8 million in 1991. Cash flows from operating activities increased 38.9% ($44.8 million) in 1993 and 48.2% ($37.5 million) in 1992. The increase in cash flows represents primarily improved operating results in all three business segments and increases in operating payables. Consolidated operating cash flows (operating income plus depreciation and amortization) totalled $187.7 million in 1993, $146.1 million in 1992 and $112.4 million in 1991. The increase in operating cash flows in 1993 reflects the increase in the operating cash flows of all three business segments. The increase in 1992's operating cash flows represents primarily increases in telephone and cellular cash flows. Cash flows for other operating activities (investment and other income, interest and income tax expense, and changes in working capital and other assets and liabilities) required $27.5 million in 1993, $30.7 million in 1992 and $34.6 million in 1991.


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
 Operating cash flow
  (Operating income
  plus depreciation
  and amortization)
   Telephone                        $ 138,672      $ 124,164      $ 108,667
   Cellular telephone                  36,371         16,934          2,438
   Radio paging                        12,671          4,964          1,297
                                    -------------------------------------------
                                      187,714        146,062        112,402
 Other operating
  activities                          (27,518)       (30,703)       (34,564)
                                    -------------------------------------------
                                    $ 160,196      $ 115,359       $ 77,838
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     CASH FLOWS FROM FINANCING ACTIVITIES totalled $131.0 million in 1993, $83.2 million in 1992 and $108.4 million in 1991. Sales of debt securities and common stock by TDS and common stock by USM provided most of the external financing requirements during 1993. Sales of common stock by TDS provided most of the Company's external financing requirements during 1992. Sales of debt securities by TDS and common stock by USM provided most of the external financing requirements during 1991. TDS has used short-term debt to finance its cellular telephone and radio paging operations, for acquisitions and for general corporate purposes. Proceeds from the sale of the long-term debt and equity securities from time to time have retired such short-term debt.

     TDS sold 1.3 million Common Shares for cash during 1993. The $65.6 million net proceeds were used to retire short-term bank debt totalling $58.9 million and for general corporate purposes. TDS sold 2.0 million Common Shares at $35 per share through a public offering during 1992. The $68.2 million net proceeds from this offering were used to retire short-term bank debt totalling $54.0 million and for general corporate purposes.

     During 1993, the Company sold $92.5 million under its Medium-Term Note ("MTN") program, most of which was used to retire short-term debt. During 1991, the Company sold $100 million under this MTN program. Approximately $93.0 million of the proceeds was used to retire short-term debt.

     During 1993, USM sold approximately 1.1 million of its Common Shares to parties other than TDS pursuant to a rights offering. TDS used the $37 million proceeds to retire existing short-term debt. In 1991, USM sold 2.0 million Common Shares to the public at an offering price of $18 and an additional 368,000 Common Shares at $18 per share to one of its major shareholders pursuant to a Common Stock Purchase Agreement. The net proceeds of over $40 million were used to repay short-term debt. TDS and USM have also issued TDS Common Shares, TDS Preferred Shares and USM Common Shares to third parties to acquire telephone companies and cellular interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     TDS Telecom and USM have also used long-term debt to finance their construction and development activities. Telephone subsidiaries borrowed $28.2 million in 1993, $14.4 million in 1992 and $8.1 million in 1991 under the Rural Electrification Administration and the Rural Telephone Bank long-term federal government loan programs. Financing under these programs comprises 98.6% of total outstanding telephone subsidiary long-term debt at an average annual interest rate of 5.3%. USM financed cellular system equipment and construction costs totalling $36.6 million in 1992 and $17.5 million in 1991 under two vendor financing arrangements. Loans under these programs bear interest approximating the prime rate and have terms of seven to eight years.

     Consolidated equity capital increased to 62.3% of total capitalization at December 31, 1993, compared to 54.5% at the end of 1990, primarily as a result of equity offerings and stock issuances in connection with acquisitions. TDS targets a ratio of equity to total capital in the range of 55% to 60%.

     CASH FLOWS FROM INVESTING ACTIVITIES required cash totalling $276.3 million in 1993, $194.8 million during 1992 and $192.6 million during 1991. Such cash flows primarily consist of additions to property, plant and equipment requiring the use of cash and cash flows for acquisitions and for investments in cellular telephone partnerships. Expenditures for property, plant and equipment additions totalled $198.7 million in 1993, $148.6 million during 1992 and $151.8 million during 1991 as summarized in the following table:

PROPERTIES AND EQUIPMENT ADDITION


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
TELEPHONE
 Central offices                    $  30,287      $  24,447      $  28,034
 Outside plant                         39,861         31,765         27,848
 Other                                 12,085         11,145         11,974
                                    -------------------------------------------
                                       82,233         67,357         67,856
                                    -------------------------------------------
CELLULAR TELEPHONE
 Switching office and
  cell site equipment                  73,471         47,412         50,140
 Other                                 20,617         11,420         15,897
                                    -------------------------------------------
                                       94,088         58,832         66,037
                                    -------------------------------------------

RADIO PAGING
 Pagers                                13,990         11,621          7,732
 Terminals and
  transmitters                          7,009          2,597          3,413
 Other                                  3,814          1,283          2,177
                                    -------------------------------------------
                                       24,813         15,501         13,322
                                    -------------------------------------------
OTHER                                   7,386         20,555          7,359
                                    -------------------------------------------
                                      208,520        162,245        154,574
                                    -------------------------------------------
 Less noncash amounts                  (9,777)       (13,626)        (2,819)
                                    -------------------------------------------

As shown on
 consolidated
 statements of
 cash flows                         $ 198,743      $ 148,619      $ 151,755
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     TDS Telecom installed 54 digital switches in 1993, 18 in 1992 and 51 in 1991 and made substantial improvements in outside plant facilities during each year. TDS Telecom now serves over 96% of its access lines with digital switching. USM added three switching offices and 138 cell sites in 1993, three switching offices and 107 cell sites during 1992 and seven switching offices and 67 cell sites during 1991. In addition to substantial expenditures for pagers in the past three years, APP added 153 new transmitters in 1993, 107 in 1992 and 185 transmitters during 1991 to improve signal quality and expand the coverage areas of its paging systems.

     During the past three years, TDS purchased telephone, cellular and paging interests as part of its ongoing acquisition program. During 1993, the Company completed the purchase of four telephone companies (which also own cellular interests representing 416,000 population equivalents), one paging company, and cellular interests representing 3.8 million population equivalents, including controlling interests in 25 cellular markets and several minority cellular interests. Some of the entities acquired during 1993 were subject to acquisition agreements prior to 1993. During 1992, the Company completed the purchase of five telephone companies, two paging companies and cellular interests representing 2.6 million population equivalents including controlling interests in 13 cellular markets and several minority interests. During 1991, the Company completed the purchase of seven telephone companies and cellular interests representing 4.0 million population equivalents including controlling interests in 32 cellular markets and several minority interests. The consideration paid for these acquisitions is shown in the following table.


Year Ended December 31,                  1993           1992           1991
- -------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS)
Cash                                  $  58.8        $  27.6        $  20.3
Long-term Debt                             --             --            3.5
TDS Common Shares
 (6.8 million, 3.7 million
 and 4.4 million, respectively)         277.1          134.5          147.0
TDS Series A Common
 Shares (199,000)                          --             .1             --
TDS Preferred Shares (30,000
 and 231,000, respectively)               3.0             --           23.1
TDS Common Shares
 Issuable (94,000 and 59,000,
 respectively)                            4.5             --            1.9
USM Common Shares
 (157,000, 130,000 and
 260,000, respectively)                   4.7            2.8            3.8
USM Common Shares
 Issuable in the future,
 primarily in 1994 or later
 (140,000, 778,000 and
 5.2 million, respectively)               3.0           16.7          109.9
Subsidiary preferred stock
 (29,000)                                 2.9             --             --
                                     --------------------------------------
Total Consideration                  $  354.0        $ 181.7        $ 309.5
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     ANTICIPATED REQUIREMENTS for 1994 reflect the Company's construction, expansion and acquisition programs. Telephone, cellular telephone, radio paging and other property, plant and equipment additions are anticipated to aggregate approximately $305 million for 1994. The telephone plant additions budget totals approximately $110 million in 1994, including about $45 million for new digital switches and other switching facilities and $47 million for improvements to outside plant facilities. The cellular capital additions budget totals $160 million for 1994 including anticipated expenditures for both enhancements to existing systems and construction of new systems. Planned expenditures for enhancements of existing majority-owned cellular systems, including additional radio channel capacity as well as new cell sites, total about $140 million. Anticipated expenditures for construction of switching offices and digital expansion total $7 million. Radio paging property and equipment additions, primarily the purchase of pagers, are anticipated to total about $25 million in 1994. Other fixed asset expenditures are estimated to total $10 million in 1994. Investments in cellular partnerships, primarily minority-owned and managed partnerships, are expected to total $5 million in 1994.

     TDS's active acquisition program may require substantial external financing during 1994. The Company maintains shelf registration of its Common Shares for use in connection with acquisitions. The following table shows outstanding Common and Series A Common Shares, Common Shares reserved for pending acquisitions, and Common Shares registered under the shelf registration.


Common and Series A Common Shares
- -------------------------------------------------------------------------------
                                                          (SHARES IN THOUSANDS)
Shares outstanding December 31, 1993                                    50,385
Shares issuable                                                            304
Shares reserved for pending acquisitions
 under definitive agreements                                             3,540
                                                                        ------
Total shares outstanding and committed                                  54,229
- -------------------------------------------------------------------------------
Unissued shares previously registered for
 acquisitions, including shares reserved
 under definitive agreements                                             6,706
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     At December 31, 1993, the Company had agreements awaiting regulatory approvals to acquire controlling interests in two telephone companies (which also own cellular interests representing approximately 90,000 population equivalents) for an aggregate consideration of $53.2 million. Completion of these pending acquisitions will require the issuance of approximately 1.1 million TDS Common Shares.

     TDS and/or USM have entered into definitive agreements at December 31, 1993, to acquire controlling interests in nine cellular markets plus a minority interest representing an aggregate of approximately 1.2 million population equivalents for an aggregate consideration estimated to be $128.4 million. If all of these acquisitions are completed as planned, TDS and/or USM will issue approximately 2.4 million TDS Common Shares, 49,000 USM Common Shares and will pay approximately $6.2 million in cash. Any cellular interests acquired by TDS in these transactions are expected to be assigned to USM, and at the time this occurs, USM will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of USM Common Shares and notes payable. In addition to the agreements discussed above, the Company has pending agreements to acquire interests representing 302,000 population equivalents in three cellular markets. The consideration for these acquisitions will be determined based on future appraisals of the fair market value of the interests to be acquired.

     TDS and USM plan to continue to acquire additional cellular interests in markets that strengthen USM's position, while at the same time considering the disposition of interests in some markets that do not fit well with USM's long-term plans. TDS and USM are currently negotiating agreements for the acquisition of additional cellular interests. TDS is also currently negotiating agreements for the acquisition of additional telephone and paging companies.

     TDS is a party to legal proceeding before the FCC involving its cellular license in a Wisconsin Rural Service Area. Pending the resolution of the issues in the Wisconsin proceeding, further FCC grants to TDS and its subsidiaries will be conditioned on the outcome of that proceeding. TDS's and USM's ability to sell or exchange properties with third parties while such proceeding is pending may be affected. See Note 14 of Notes to Consolidated Financial Statements, Legal Proceedings (LaStar Application), for a discussion of the proceeding involving the Wisconsin Rural Service Area.

     LIQUIDITY. Management believes that TDS has sufficient internal and external resources to finance the anticipated requirements of its business development, construction and acquisition programs. TDS and its subsidiaries have cash and temporary investments totalling $73.4 million and longer-term investments in marketable non-equity securities totalling $64.6 million at December 31, 1993. These cash and other investments are primarily the result of telephone operations' internally generated cash. While certain regulated telephone subsidiaries' debt agreements place limits on intercompany dividend payments, these restrictions are not expected to affect the Company's ability to meet its cash obligations.

     TDS and its subsidiaries also have access to a variety of external capital sources. The TDS Telecom telephone subsidiaries had $93.9 million in unadvanced loan funds from federal government programs at year-end to finance the telephone construction program. These loan commitments have a weighted average annual interest rate of 6.1%.

     TDS and its subsidiaries had $117.3 million of bank lines of credit for general corporate purposes at December 31, 1993, all of which were committed. Unused amounts of such lines totalled $111.0 million, all of which were committed. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

     TDS and USM also have access to debt and equity capital markets, including shelf registration statements to issue common stock and preferred stock for acquisitions. TDS's shelf registration statement for Common Shares for acquisitions had 6.7 million unissued shares at December 31, 1993, including 2.5 million shares reserved under definitive agreements. TDS filed a $300 million universal shelf registration statement in September 1993 which may be used from time to time to issue debt securities and/or Common Shares for cash. As of December 31, 1993, $282.6 million remained unused on the universal shelf. In February 1994, APP issued 3.5 million Common Shares in an initial public offering at a price of $14.00 per share. The $45.6 million proceeds (after underwriting discount) were used to reduce TDS's short-term debt and for general corporate purposes.

     The Company plans to continue financing its telephone construction program primarily using internally generated cash supplemented by long-term financing from federal government programs. Internally generated cash financed 60.1% of telephone property, plant and equipment additions in 1993, 76.4% in 1992 and 88.3% in 1991. Financing from federal government programs provided 39.9% of telephone construction in 1993, 23.6% in 1992 and 11.7% in 1991.

     Management believes that TDS's internal cash flows and funds available from cash and cash investments provide substantial financial flexibility. TDS also has substantial lines of credit and longer-term financing commitments to meet its short- and longer-term financing needs. Moreover, TDS and USM have access to public and private capital markets and anticipate issuing debt and equity securities when capital requirements (including acquisitions), financial market conditions and other factors warrant.

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,                       1993              1992              1991            1990             1989
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues                               $  590,744       $  456,896       $  354,681       $  294,574       $  239,803
Operating Income                                     69,733           54,065           40,661           47,124           26,906
Net Income before Extraordinary Item and
  Cumulative Effect of Accounting Changes            33,896           38,520           21,113           27,208           11,051
Extraordinary Item                                       --             (769)              --               --               --
Cumulative Effect of Accounting Changes                  --           (6,866)          (5,035)              --               --
Net Income                                           33,896           30,885           16,078           27,208           11,051
Net Income Available to Common                   $   31,510       $   28,648       $   14,390       $   26,047       $    9,768
Weighted Average Common Shares (000s)                47,266           39,074           33,036           30,415           27,543
Earnings per Common Share:
  Before Extraordinary Item and Cumulative
    Effect of Accounting Changes                 $      .67       $      .91       $      .59       $      .86       $      .35
  Extraordinary Item                                     --             (.02)              --               --               --
  Cumulative Effect of Accounting Changes                --             (.17)            (.15)              --               --
  Net Income                                     $      .67       $      .72       $      .44       $      .86       $      .35
Pretax Profit on Revenues                              10.2%            14.9%            10.2%            14.8%             7.9%
Effective Income Tax Rate
  (Before Extraordinary Item and
  Cumulative Effect of Accounting Changes)             43.9%            43.6%            41.4%            37.6%            41.8%
Dividends per Common
  and Series A Common Share                      $      .34       $      .32       $      .30       $      .28       $      .26

Cash and Cash Equivalents
  and Temporary Investments                          73,385           58,145           53,346           65,824           57,296
Property, Plant and Equipment (Net)               1,738,298        1,275,516          997,187          624,541          514,020
Total Assets                                      2,259,182        1,696,486        1,368,145          940,289          771,181
Notes Payable                                         6,309           46,816           41,283           70,571            1,465
Long-term Debt (including current portion)          537,566          426,885          395,960          270,066          269,762
Redeemable Preferred Shares
  (including current portion)                        27,367           27,967           28,779            6,965           11,258
Common Stockholders' Equity                       1,224,285          877,419          645,290          429,666          361,321
Construction Expenditures                        $  208,520       $  162,245       $  154,574       $  111,002       $   81,750
Current Ratio                                           1.1               .9               .9               .8              1.5
Common Equity per Share                          $    24.15       $    21.27       $    18.42       $    14.17       $    12.22
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31,                        1993               1992                1991
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES
  Telephone                                  $268,122            $238,095            $211,231
  Cellular telephone                          247,259             164,085              99,477
  Radio paging                                 75,363              54,716              43,973
                                             -----------------------------------------------------
                                              590,744             456,896             354,681
- --------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Telephone                                   189,012             165,877             145,989
  Cellular telephone                          255,915             176,790             116,308
  Radio paging                                 76,084              60,164              51,723
                                             -----------------------------------------------------
                                              521,011             402,831             314,020
- --------------------------------------------------------------------------------------------------
OPERATING INCOME                               69,733              54,065              40,661
- --------------------------------------------------------------------------------------------------
INVESTMENT AND OTHER INCOME (EXPENSE)
  Interest and dividend income                  8,082               7,708               8,100
  Minority share of cellular (income) losses     (475)             (3,703)              2,783
  Cellular investment income,
    net of license cost amortization           15,704               9,224               6,824
  Gain on sale of cellular interests            4,970              31,396               3,407
  Other income, net                              (155)              2,207               3,275
                                             -----------------------------------------------------
                                               28,126              46,832              24,389
- --------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES        97,859             100,897              65,050
  Interest expense                             37,466              32,610              28,993
- --------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                     60,393              68,287              36,057
  Income tax expense                           26,497              29,767              14,944
- --------------------------------------------------------------------------------------------------
NET INCOME BEFORE EXTRAORDINARY
  ITEM AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                           33,896              38,520              21,113
Extraordinary Item                                 --                (769)                 --
Cumulative Effect of Accounting Changes            --              (6,866)             (5,035)
- --------------------------------------------------------------------------------------------------
NET INCOME                                     33,896              30,885              16,078
Preferred Dividend Requirement                 (2,386)             (2,237)             (1,688)
- --------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON               $ 31,510            $ 28,648            $ 14,390
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES (000s)          47,266              39,074              33,036
EARNINGS PER COMMON SHARE:
  Before Extraordinary Item and
     Cumulative Effect of Accounting Changes $    .67            $    .91            $    .59
  Extraordinary Item                               --                (.02)                 --
  Cumulative Effect of Accounting Changes          --                (.17)               (.15)
                                             -----------------------------------------------------
  Net Income                                 $    .67            $    .72            $    .44

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON AND SERIES A
  COMMON SHARE                               $    .34            $    .32            $    .30
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31,                        1993               1992                1991
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                      (DOLLARS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                 $ 33,896            $ 30,885            $ 16,078
  Add (Deduct) adjustments to reconcile
     net income to net cash provided by
     operating activities
       Extraordinary item                          --                 769                  --
       Cumulative effect of accounting
         changes                                   --               6,866               5,035
       Depreciation and amortization          127,509              98,986              76,841
       Deferred taxes                           5,846               6,999               2,829
       Equity income                          (20,015)            (13,265)             (9,404)
       Minority share of cellular
         income (losses)                          475               3,703              (2,783)
       Gain on sale of cellular interests      (4,970)            (31,396)             (3,407)
       Other noncash expense                    5,336              10,128               2,120
       Change in accounts receivable          (11,262)            (10,057)            (10,934)
       Change in accounts payable              11,308               6,984              (1,392)
       Change in accrued taxes                  4,661               1,087                (965)
       Change in other assets and liabilities   7,412               3,670               3,820
                                             -----------------------------------------------------
                                              160,196             115,359              77,838
- --------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings                   122,275              59,294             125,334
  Repayment of long-term debt                 (37,969)            (40,517)            (19,654)
  Premium on retirement of long-term debt          --              (1,117)                 --
  Change in notes payable                     (40,533)              5,507             (30,294)
  Common stock issued                          69,644              72,201               2,146
  Minority partner capital (distributions)
     contributions                             (1,528)              1,690               1,640
  Redemption of preferred shares                 (220)               (407)               (226)
  Dividends paid                              (17,830)            (13,902)            (11,294)
  Sale of stock by a subsidiary                37,154                 407              40,742
                                             ----------------------------------------------------
                                              130,993              83,156             108,394
- -------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment (198,743)           (148,619)           (151,755)
  Investments in and advances to
     cellular minority partnerships           (14,595)            (16,981)            (26,124)
  Distributions from partnerships              11,943               9,676               4,637
  Proceeds from investment sales                6,750               7,343               8,595
  Other investments                           (35,054)            (16,934)            (16,807)
  Acquisitions, excluding cash acquired       (51,579)            (30,117)            (17,653)
  Change in temporary investments               4,945                 864               6,529
                                             ----------------------------------------------------
                                             (276,333)           (194,768)           (192,578)
- -------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                         14,856               3,747              (6,346)
CASH AND CASH EQUIVALENTS--
  Beginning of period                          40,810              37,063              43,409
                                             ----------------------------------------------------
  End of period                              $ 55,666            $ 40,810            $ 37,063
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS-ASSETS



December 31,                                                       1993               1992
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                                       (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents                                      $   55,666          $   40,810
  Temporary investments                                              17,719              17,335
  Construction funds                                                  1,473                 709
  Accounts receivable
     Due from customers, net                                         37,802              28,644
     Other, principally connecting companies                         42,994              35,865
  Materials and supplies, at average cost                            13,870               9,681
  Other                                                              10,032              10,334
                                                                 --------------------------------
                                                                    179,556             143,378
- -------------------------------------------------------------------------------------------------
INVESTMENTS
  Cellular limited partnership interests                            101,210              87,060
  Cellular license acquisition costs, net of amortization            92,277              80,132
  Marketable equity securities                                       19,368              19,557
  Other                                                             115,532              84,652
                                                                 --------------------------------
                                                                    328,387             271,401
- -------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Telephone
     In service and under construction, substantially
       at original cost                                             846,491             749,251
     Less accumulated depreciation                                  322,301             280,181
                                                                 --------------------------------
                                                                    524,190             469,070
     Franchise and other costs in excess of the
       underlying book value of subsidiaries,
       net of amortization                                          114,658              97,248
                                                                 --------------------------------
                                                                    638,848             566,318
                                                                 --------------------------------
  Cellular Telephone
     In service and under construction                              306,118             193,681
     License acquisition costs                                      816,621             505,522
                                                                 --------------------------------
                                                                  1,122,739             699,203
     Less accumulated depreciation and amortization                 108,636              64,616
                                                                 --------------------------------
                                                                  1,014,103             634,587
                                                                 --------------------------------
  Radio Paging
     In service                                                      84,282              67,858
     Less accumulated depreciation and amortization                  31,337              26,220
                                                                 --------------------------------
                                                                     52,945              41,638
                                                                 --------------------------------
  Other
     In service                                                      57,228              54,415
     Less accumulated depreciation and amortization                  24,826              21,442
                                                                 --------------------------------
                                                                     32,402              32,973
                                                                 --------------------------------
                                                                  1,738,298           1,275,516
- -------------------------------------------------------------------------------------------------
OTHER ASSETS AND DEFERRED CHARGES                                    12,941               6,191
                                                                 --------------------------------
                                                                 $2,259,182          $1,696,486
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS-
LIABILITIES AND STOCKHOLDERS' EQUITY


December 31,                                                         1993                1992
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                        (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock          $    24,859         $    22,707
  Notes payable                                                        6,309              46,816
  Accounts payable                                                    82,878              58,193
  Advance billings and customer deposits                              17,273              13,720
  Accrued interest                                                     8,968               6,314
  Accrued taxes                                                        7,995               3,070
  Other                                                               15,249              13,422
                                                                 ---------------------------------
                                                                     163,531             164,242
- --------------------------------------------------------------------------------------------------

DEFERRED LIABILITIES AND CREDITS
  Investment tax credits                                               6,285               7,120
  Income taxes                                                        59,842              46,949
  Postretirement benefits obligation other than pensions              14,213              14,414
  Other                                                               10,639               7,026
                                                                 ---------------------------------
                                                                      90,979              75,509
- --------------------------------------------------------------------------------------------------

LONG-TERM DEBT, excluding current portion                            514,442             404,982
- --------------------------------------------------------------------------------------------------

REDEEMABLE PREFERRED SHARES, excluding current portion                25,632              27,163
- --------------------------------------------------------------------------------------------------

MINORITY INTEREST in subsidiaries                                    223,480             132,938
- --------------------------------------------------------------------------------------------------

NONREDEEMABLE PREFERRED SHARES                                        16,833              14,233
- --------------------------------------------------------------------------------------------------

COMMON STOCKHOLDERS' EQUITY
  Common Shares, par value $1 per share;
     authorized 100,000,000 shares; issued and outstanding
     43,503,584 and 34,383,483 shares, respectively                   43,504              34,383
  Series A Common Shares, par value $1 per share;
     authorized 25,000,000 shares; issued and outstanding
     6,881,001 and 6,863,819 shares, respectively                      6,881               6,864
  Common Shares issuable, 304,328 shares                              15,189                  --
  Capital in excess of par value                                   1,069,022             761,706
  Retained earnings                                                   89,689              74,466
                                                                 ---------------------------------
                                                                   1,224,285             877,419
                                                                 ---------------------------------
                                                                 $ 2,259,182         $ 1,696,486
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF COMMON
STOCKHOLDERS' EQUITY


Year Ended December 31,                           1993                    1992              1991
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS)
COMMON SHARES
  Balance beginning of period                $   34,383                $ 28,319            $ 23,680
  Add
     Acquisitions                                 7,477                   3,720               4,449
     Employee stock ownership plans                 158                     155                  37
     Dividend reinvestment plan                      26                      29                  26
     Sales of Common Shares                       1,320                   2,000                  --
     Conversion of Preferred Shares                 140                     160                 127
                                             --------------------------------------------------------
  Balance end of period                      $   43,504                $ 34,383            $ 28,319
- -----------------------------------------------------------------------------------------------------

SERIES A COMMON SHARES
  Balance beginning of period                $    6,864                $  6,645            $  6,637
  Add
     Acquisitions                                    --                     199                  --
     Dividend reinvestment plan                      17                      20                   8
                                             --------------------------------------------------------
  Balance end of period                      $    6,881                $  6,864            $  6,645
- -----------------------------------------------------------------------------------------------------

COMMON SHARES ISSUABLE
  Balance beginning of period                $       --                $  1,936            $     --
  Add (Deduct)
     Acquisitions                                15,189                      --               1,936
     Shares issued pursuant
        to acquisition agreements                    --                  (1,936)                 --
                                             --------------------------------------------------------
  Balance end of period                      $   15,189                $     --            $  1,936
- -----------------------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE
  Balance beginning of period                $  761,706                $550,096            $345,576
  Add (Deduct)
     Acquisitions                               299,146                 132,980             143,903
     Employee stock ownership plans               2,578                   4,053               1,324
     Dividend reinvestment plans                  1,835                   1,605                 972
     Sales of Common Shares                      64,271                  66,160                  --
     Capital stock expense                         (333)                   (284)               (211)
     Conversion of Preferred shares               1,972                   5,309               2,031
     (Loss) gain on sale of subsidiary stock    (62,153)                  1,787              56,501
                                             --------------------------------------------------------
  Balance end of period                      $1,069,022                $761,706            $550,096
- -----------------------------------------------------------------------------------------------------

RETAINED EARNINGS
  Balance beginning of period                $   74,466                $ 58,294            $ 53,773
  Add net income                                 33,896                  30,885              16,078
                                             --------------------------------------------------------
                                                108,362                  89,179              69,851
                                             --------------------------------------------------------
  Deduct
     Dividends
       Common and Series A Common Shares         16,287                  12,466               9,841
       Preferred Shares                           2,386                   2,247               1,716
                                             --------------------------------------------------------
                                                 18,673                  14,713              11,557
                                             --------------------------------------------------------
  Balance end of period                      $   89,689                $ 74,466            $ 58,294
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Telephone and Data Systems, Inc. and its subsidiaries ("TDS" or the "Company") conform to generally accepted accounting principles. The accounting records of the telephone subsidiaries are maintained in accordance with the uniform systems of accounts prescribed by the regulatory bodies under whose jurisdiction the subsidiaries operate.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the cellular telephone partnerships in which TDS has a majority general partnership interest. All material intercompany items have been eliminated.
     TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions accounted for as purchases. All costs relating to unsuccessful negotiations for acquisitions are expensed. TDS includes as investments in cellular licenses all direct and incremental costs incurred in participating in the Federal Communications Commission ("FCC") lottery process to obtain cellular licenses. Such costs are being amortized in accordance with Company policy.

CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

     Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of three months to twelve months are classified as temporary investments. Temporary investments are stated at cost, which approximates market.
     Cash and cash equivalents and temporary investments consist of the following:


December 31,                            1993      1992
- ------------------------------------------------------------
                                     (DOLLARS IN THOUSANDS)
General funds                         $30,966   $21,238
Government agency securities            8,158     5,021
Tax-exempt municipal bonds              1,000     9,353
Certificates of deposit                 8,761     6,033
Money-market preferred stock              --     16,500
Commercial paper                       24,500      --
                                      -----------------
                                      $73,385   $58,145
- ------------------------------------------------------------


INVESTMENTS

     Investments in cellular limited partnership interests consists of amounts invested in cellular entities in which TDS holds a minority interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, for its long-term investments ($87.9 million and $71.3 million at December 31, 1993 and 1992, respectively). Income and losses from these entities are reflected in the consolidated income statements on a pretax basis.
     The cost method of accounting is followed for those minority interests which TDS is holding for sale of exchange ($13.3 million and $15.8 million at December 31, 1993 and 1992, respectively). TDS's unaudited proportionate share of the income or (loss) of such cellular investments which are accounted for under the cost method and are therefore not included in the consolidated income statements were approximately $979,000 in 1993, $840,000 in 1992 and $(199,000)
in 1991. TDS's proportionate share of all such losses since the inception of operations or acquisition was $1.8 million at December 31, 1993.
     Cellular license acquisition costs consist of costs incurred in acquiring FCC licenses or minority interests which have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interest in cellular entities awarded licenses; amounts paid for legal, engineering, and consulting services; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are capitalized and had been amortized through charges to expense over 20 years upon commencement of operations. Effective January 1, 1992, the Company prospectively changed its amortization period for license costs from 20 years to 40 years to conform with industry practices. Amortization amounted to $1.6 million in 1993, $607,000 in 1992 and $1.0 million in 1991. Accumulated amortization of cellular license costs was $4.4 million and $3.2 million at December 31, 1993 and 1992, respectively. Cellular license costs with an unamortized financial reporting basis of approximately $16 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided.
     Marketable equity securities are stated at the lower of cost or market value. At December 31, 1993, the aggregate market value of such securities exceeded their cost by $207,000.
     Other investments consist of the following:

December 31,                            1993      1992
- ----------------------------------------------------------
                                   (DOLLARS IN THOUSANDS)
Minority telephone interests         $ 32,238  $ 31,924
Marketable non-equity
  securities, at cost which
  approximates market                  64,556    35,814
Rural Telephone Bank Stock,
  at cost                               4,863     4,419
Long-term notes receivable              7,764     6,768
Other                                   6,111     5,727
                                      -----------------
                                     $115,532  $ 84,652
- ----------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The equity method of accounting is followed for investments in which TDS holds common stock ownership of at least 20% or can influence policies of the affiliated company. Earnings from these investments are reflected in the consolidated income statements net of applicable tax effects. At December 31, 1993, the cumulative share of income from investments accounted for under the equity method was $58.7 million, of which $16.7 million was undistributed. Other investments are stated at cost. Amortization of excess cost relating to minority telephone interests totalled $545,000 in 1993, $485,000 in 1992 and $306,000 in 1991.
     Shares of Rural Telephone Bank ("RTB") Class B stock are purchased as a condition of obtaining long-term financing from the RTB. Holders of Class B stock are entitled to patronage dividends in the form of additional Class B stock. Such stock must be held until the related RTB loan is repaid.

PROPERTY, PLANT AND EQUIPMENT

     TELEPHONE plant in service and under construction is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction ("AFUDC"). AFUDC, a noncash item of nonoperating income, totalled $698,000 in 1993, $559,000 in 1992 and $430,000 in 1991. The composite weighted average rates were 9.2% in 1993, 8.6% in 1992 and 9.4% in 1991. The amount of such allowance has varied principally as a result of changes in the level of construction work in progress and in the cost of capital.
     Renewals and betterments of units of property are added to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal costs less any salvage realized, is charged to accumulated depreciation. Repairs and renewals of minor items of property are included in plant operations expense. No gain or loss is recognized on ordinary retirements of depreciable telephone property.
     Telephone franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, are not being amortized. At December 31, 1993, costs aggregating $125.1 million relating to acquisitions since November 1, 1970 are being amortized on a straight-line basis over a 40-year period. Amortization amounted to $3.0 million in 1993, $2.4 million in 1992 and $2.3 million in 1991. Accumulated amortization of excess cost was $16.9 million and $13.9 million at December 31, 1993 and 1992, respectively.
     CELLULAR TELEPHONE property and equipment is stated at cost. Costs incurred in acquiring FCC licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service have been capitalized. These costs include amounts paid for legal, engineering, and consulting services; amounts paid to license applicants and owners of interest in cellular entities awarded licenses; amounts incurred by TDS in acquiring these interests; and goodwill. These costs had been amortized on a straight-line basis over 20 years upon commencement of operations. Effective January 1, 1992, the Company prospectively changed its amortization period for license costs from 20 years to 40 years to conform with industry practices. Amortization amounted to $17.3 million in 1993, $10.9 million in 1992 and $8.9 million in 1991. Cellular license costs with an unamortized financial reporting basis of approximately $242 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided. Costs incurred prior to the commencement of cellular service in cellular telephone markets have been capitalized and are amortized over five years upon commencement of operations.
     RADIO PAGING property and equipment is stated at cost. Costs relating to the acquisition and development of radio paging licenses have been capitalized and are being amortized over five to ten years upon commencement of operations.
     OTHER property and equipment is stated at cost. Certain costs relating to the development of computer software for internal use are capitalized and are amortized over the estimated five-year life of the software.
     DEPRECIATION is provided for book purposes using the straight-line method. Composite depreciation rates, as applied to the average cost of depreciable property, are as follows:

Year Ended December 31,       1993      1992      1991
- ----------------------------------------------------------
Telephone                      7.3%      7.2%      6.7%
Cellular Telephone            10.5      10.5      10.4
Radio Paging                  17.4      17.2      17.1
Other                         12.9      12.8      10.1
- ----------------------------------------------------------

     REVENUE RECOGNITION

     TDS's revenues are recognized when earned. Telephone network access and long-distance services are furnished jointly with other companies, primarily AT&T Communications, Inc, and the Bell Operating Companies. Compensation for interstate access services is based on tariffed access charges to interstate long-distance carriers as filed by the National Exchange Carrier Association with the FCC on behalf of TDS. Such compensation amounted to 31% of telephone revenues in 1993, 28% in 1992 and 26% in 1991. Compensation for intrastate toll and access service is based on tariffed access charges, cost separation studies, nation-wide average schedules or special settlement arrangements with intrastate long-distance carriers. Network access and long-distance revenues based on cost separation studies represent estimates pending completion and acceptance of final cost studies. Management believes that recorded amounts represent reasonable estimates of the final amounts.

PENSION PLAN

     Telephone and Data Systems, Inc. Employees' Pension Trust I (the "Pension Trust"), a qualified non-contributory defined contribution pension plan, provides pension benefits for most of the employees of TDS, its telephone subsidiaries and its service companies. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employees of certain of the telephone subsidiaries not covered by the Pension Trust are covered under other pension plans or receive direct pension payments. Total pension costs were $3.3 million in 1993, $2.4 million in 1992 and $2.4 million in 1991.

OTHER POSTRETIREMENT BENEFITS

     The Company adopted Statements of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers's Accounting for Postretirement Benefits Other than Pensions" effective January 1, 1992. SFAS 106 requires companies to accrue postretirement benefits during the employment years. The Company provides health care benefits and life insurance coverage which were expensed as paid in 1991. Such payments totalled $401,000, $302,000 and $241,000 for the years ended December 31, 1993, 1992 and 1991, respectively.
     The Company sponsors two defined benefit post-retirement plans that cover most of the employees of TDS, its telephone subsidiaries and its service companies. One plan provides medical benefits and the other provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The accounting for the medical plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate. During 1992 the Company established a Medical Benefit Fund (the "Fund") within the Pension Trust, under Internal Revenue Code Section 401(h). The Fund was established to pay for part of the cost of the medical benefits. An amount equal to 25% of the contribution to the pension plan will be contributed to the Fund annually. The Company established a Voluntary Employees' Beneficiary Association during 1993 to fund the costs of the life insurance benefits.
     The following table sets forth the plans' combined funded status reconciled with the amount shown in the Company's consolidated balance sheet at December 31, 1993 (dollars in thousands):

Accumulated postretirement benefit obligation:
     Retirees                                   $  4,384
     Fully eligible active plan participants       2,400
     Other active plan participants                9,277
                                                  ------
                                                  16,061
     Plan assets at fair value                     2,184
                                                  ------
     Accumulated postretirement benefit
       obligation in excess of plan assets        13,877
     Unrecognized net gain from past experience
       different from that assumed and from
       changes in assumptions                        336
                                                  ------
     Accrued postretirement benefit cost
       at December 31, 1993                     $ 14,213
- --------------------------------------------------------------------------------


     The Company's medical and life insurance plans are underfunded. The accumulated postretirement benefit obligations for the health care plan and the life insurance plan are $13.7 million and $2.4 million, respectively. Plan assets for the health care plan and the life insurance plan totalled $1.9 million and $243,000, respectively, at December 31, 1993.
     The Company's accumulated postretirement benefit for both plans as of January 1, 1992 totalled approximately $12.9 million. Of this amount, $1.6 million was capitalized to telephone plant by the Company's regulated operations. The remaining $11.3 million, net of related income tax benefits of $4.4 million, was recorded as the cumulative effect of a change in accounting principle for the year ended December 31, 1992. The Consolidated Statement of Income for 1991 was not restated. The effect of the change in 1992 is shown below (dollars in thousands, except per share amounts):

Net Income before extraordinary item and
  cumulative effect of change                     $  (830)
Cumulative effect of change                        (6,866)
                                                  --------
Net Income                                        $(7,696)
- --------------------------------------------------------------------------------
Earnings per share before extraordinary
  item and cumulative effect of change            $  (.02)
Cumulative effect of change                          (.17)
                                                  --------
Earnings per Common Share                         $  (.19)
- --------------------------------------------------------------------------------

     Net postretirement cost for 1993 and 1992 includes the following components:

December 31,                                 1993      1992
- --------------------------------------------------------------------------------
                                         (DOLLARS IN THOUSANDS)
Service cost                              $   806   $   652
Interest cost on accumulated
  post-retirement benefit
  obligation                                1,378     1,094
Actual return on plan assets                  (64)      --
Net amortization and deferral                 (49)      --
                                          -----------------
Net postretirement cost                   $ 2,071   $ 1,746
- --------------------------------------------------------------------------------

     For measurement purposes, an 11.6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease over nine years to 6.1% and to remain at 6.1% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care costs trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $2.9 million and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $432,000.
     The weighted average discount rate and rate of compensation increase used in determining the accumulated postretirement benefit obligation were 7.0% and 5.0%, respectively. The trust that holds the plan assets is subject to federal income taxes at a 39.6% marginal tax rate.

ACCOUNTING FOR POSTEMPLOYMENT BENEFITS

     The Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which became effective in January 1994, requiring employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement. Based on a study of the provisions of SFAS No. 112, the Company estimates that implementation of the new standard will result in a charge to income in 1994 (to be treated as the cumulative effect of an accounting change) estimated to be approximately $725,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GAIN ON SALE OF CELLULAR INTERESTS

     Gains in 1993 reflect primarily the sale of two minority cellular interests. USM received $6.8 million cash consideration on the sales.
     Gains in 1992 reflect the sales and exchange of minority- and majority-owned cellular interests as follows: (a) USM transferred its controlling interests in two Rural Services Areas ("RSAs"), its minority interests in two Metropolitan Statistical Areas ("MSAs") and approximately $2.9 million in cash in exchange for controlling interests in two other MSAs and a minority interest in a combined MSA/RSA system. The exchange of the controlling interests in the RSAs has been recorded using book values, with no gain or loss recognized on the exchange. The exchange of the minority interests in the two MSAs has been recorded at the fair market value of approximately $15.7 million. A gain of $11.4 million, representing the excess of the fair market value of the MSA interests traded over the book value of such interests, was included in income for 1992. (b) USM sold a majority interest in an MSA in exchange for certain marketable equity securities then valued at $18.2 million. A gain of $17.1 million was recognized on the sale. (c) USM sold a minority interest in an MSA for $3.8 million in cash. A gain of $2.9 million was recognized on the sale.
     Gains in 1991 reflect primarily sales of cellular minority interests. Approximately $2.9 million of the gain in 1991 equals the income tax liability associated with the sale.

EXTRAORDINARY ITEM

During 1992 the Company retired at a premium $20.8 million of its Senior Notes. The notes carried interest rates of 9.75% to 13.75% and were due in 1996 through 2004. The transaction resulted in an extraordinary loss of $769,000 ($.02 per share), net of income tax benefits of $491,000.


CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 1991, USM changed its method of accounting for sales commissions from capitalizing and amortizing these costs over 36 months to expensing as incurred. Also in 1991, two of USM's equity-method investees made a similar accounting change.
     The ($5.0 million) cumulative effect of both USM's and its equity-method investees' changes on prior years after reduction for the minority USM shareholders' share of $1.9 million and income tax benefits of $3.4 million is included in income for the twelve months ended December 31, 1991. The effect of the changes in 1991 was to decrease net income and earnings per share before the cumulative effect of accounting changes by $463,000 and $.01, respectively, and to decrease net income and earnings per share by $5.5 million and $.16, respectively.

EARNINGS PER COMMON SHARE

Earnings per Common Share were computed by dividing Net Income Available to Common, less (in 1992) an amount due to a subsidiary's issuable securities ("the minority income adjustment") by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. The minority income adjustment, $546,000 in 1992 reflects the additional minority share of the subsidiary's income computed as if all of the subsidiary's issuable securities were outstanding. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of dilutive series of Preferred Shares and Common Share options. The calculation of Earnings per Common Share assuming full dilution had no effect.
     Preferred dividend requirements include all dividends paid on Preferred Shares which are not dilutive common stock equivalents. For the year ended December 31, 1993, the preferred dividend requirement on all outstanding Preferred Shares was $2.4 million.

SUPPLEMENTAL CASH FLOW DISCLOSURES

     Following are supplemental cash flow disclosures for interest and income taxes paid, acquisitions and other noncash transactions. TDS paid interest of $34.4 million, $32.4 million and $26.1 million and income taxes of $17.3 million, $20.2 million and $13.4 million during 1993, 1992 and 1991, respectively.
     TDS has acquired operating telephone and paging companies, certain cellular licenses and operating companies and certain other assets since January 1, 1991. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed, and Common Shares and Preferred Shares issued:

Year Ended December 31,       1993      1992      1991
- --------------------------------------------------------------------------------
                               (DOLLARS IN THOUSANDS)
Property, plant
  and equipment             $ 78,252  $ 33,987  $ 70,784
Cellular licenses            312,656   157,966   257,017
Minority interest            (14,115)      132     1,000
Increase (decrease)
  in equity method
  investment in
  cellular interests          (4,690)   (8,159)   (3,922)
Long-term debt               (23,930)   (2,492)  (18,759)
Deferred credits              (5,300)     (754)   (2,043)
Other assets and
  liabilities, excluding
  cash and cash
  equivalents                  3,821     3,548       559
Common Shares
  issued and issuable       (281,553) (134,612) (150,288)
Preferred Shares issued       (3,000)     --     (23,059)
USM stock issued
  and issuable                (7,653)  (19,499) (113,636)
Subsidiary preferred
  stock issued                (2,909)     --         --
                            -----------------------------
Decrease in cash due
  to acquisitions           $ 51,579  $ 30,117  $ 17,653
- --------------------------------------------------------------------------------

TDS issued Common Shares aggregating $2.1 million in 1993, $5.5 million in 1992 and $2.2 million in 1991 for TDS Preferred Shares and subsidiary preferred stock converted into Common Shares. TDS issued Common Shares in 1993 aggregating $40.3 million for certain cellular acquisitions completed in prior years. The consideration specified in the original acquisition agreements was USM Common shares. The Company also added $7.1 million in other property and equipment financed with long-term obligations in 1992.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

INCOME TAXES

     TDS files a consolidated federal income tax return. Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires companies to record all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Additionally, the statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The cumulative effect of the implementation of SFAS 109 on years prior to 1993 had no material effect on net income or earnings per share. Income tax expense for 1993 reflects the new method of accounting; income tax expense for prior years has not been restated.
     Income tax provisions charged to net income before extraordinary items and the cumulative effect of accounting changes are summarized as follows:

Year Ended December 31          1993      1992      1991
- --------------------------------------------------------------------------------
                                 (DOLLARS IN THOUSANDS)
Current:
  Federal                   $ 15,562  $ 17,564  $ 10,294
  State                        4,521     5,008     2,593

Deferred:
  Federal                      6,696     8,344     3,236
  State                        1,510       851       523

Amortization of
  deferred investment
  tax credits                 (1,792)   (2,000)   (1,702)
                            -----------------------------
Total income tax
  expense                   $ 26,497  $ 29,767  $ 14,944
- --------------------------------------------------------------------------------

     In August of 1993, the Revenue Reconciliation Act of 1993 increased the 1993 statutory federal corporate income tax rate from 34 percent to 35 percent. As a result of this change, federal tax expense increased by $568,000.
     Effective with the adoption of SFAS 109 in 1993, deferred income taxes were provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax bases. The Company's current deferred tax assets totalled $2.6 million as of December 31, 1993, which primarily represents the deferred tax effects of unearned revenues. The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1993 are as follows:

                                               Deferred Income Taxes
                                             ------------------------
                                                Assets   Liabilities
- --------------------------------------------------------------------------------
Property, plant and equipment                 $   --     $ 65,141
Alternative minimum tax credit
  carryforwards                                 19,553       --
State operating loss
  carryforwards                                 14,610       --
Postretirement benefits                          5,251       --
Partnership investments                           --        9,722
Licenses                                          --        7,313
Marketable equity securities                      --        6,797
Minority Share of USM income                                5,823
Effects of corporations not
  included in consolidated
  federal return                                  --        3,878
Other                                           10,281      2,159
                                              -------------------
                                                49,695    100,833
Less valuation allowance                        (8,704)      --
                                              -------------------
Total                                         $ 40,991   $100,833
- --------------------------------------------------------------------------------

     At December 31, 1993 TDS had $19.5 million of federal alternative minimum tax credit carryforwards available to offset regular income tax payable in future years, and $211 million of state net operating loss carryforwards expiring between 1999 and 2008. Income tax benefits of $1.4 million associated with Company employee stock purchase plans and certain stock option arrangements were recorded directly to Common Stockholders' Equity in 1993. Investment tax credits resulting from investments in telephone plant and equipment have been deferred and are being amortized over the service lives of the related property.
     A valuation allowance of $6.5 million has been established upon the adoption of SFAS 109 since it is more likely than not that a portion of the state operating loss carryforwards will expire before they can be utilized. During 1993, the valuation allowance increased $2.2 million due primarily to the increase in state operating loss carryforwards.
     The statutory federal income tax rate is reconciled to TDS's effective income tax rate before an extraordinary item and the cumulative effect of accounting changes below.



Year Ended December 31,            1993           1992           1991
- --------------------------------------------------------------------------------
Statutory federal
  income tax rate                  35.0%          34.0%          34.0%
State income taxes,
  net of federal benefit            6.2            5.5            5.7
Amortization of license
  acquisition costs and costs
  in excess of book value           4.8            3.6            7.0
Amortization of deferred
  investment tax credits           (3.0)          (2.7)          (4.4)
Effects of corporations not
  included in consolidated
  federal tax return                1.9            1.8            1.1
Minority share of
  USM income (loss)                 --              .5           (4.0)
Deferred tax rate differential      (.7)           (.7)          (1.1)
Gain on sale of
  cellular interest                 --              .5            4.0
Other differences, net              (.3)           1.1            (.9)
                                   -----------------------------------
Effective income tax rate          43.9%          43.6%          41.4%

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The total income tax provision for the years ended December 31, 1992 and 1991, including the extraordinary item and cumulative effect of accounting changes, was $25.5 million and $11.6 million, respectively. The effective income tax rate, including the extraordinary item and cumulative effect of accounting changes, was 45.7% in 1992 and 41.9% in 1991.
     Upon the adoption of SFAS 109, TDS's telephone subsidiaries recorded additional deferred income tax liabilities related primarily to temporary differences not deferred under rate-making policy. Deferred income tax balances were also adjusted to recognize the current federal income tax rate of 35%. Deferred income tax assets were recorded to recognize unamortized investment tax credits as a temporary difference. A corresponding regulatory asset or liability has been established to offset these deferred income tax adjustments. The unamortized regulated asset and liability balances as of December 31, 1993, are $6.7 million and $7.9 million, respectively. These amounts are being amortized over the lives of the related temporary differences.

NOTE 3

BUSINESS SEGMENT INFORMATION

     TDS's operations are classified into three principal segments: Telephone, Cellular Telephone and Radio Paging operations. See Management's Discussion and Analysis of Results of Operations and Financial Condition, specifically "Results of Operations" for certain required financial information regarding TDS's business segments.

NOTE 4

ACQUISITIONS

During 1993 and 1992, TDS and its subsidiaries completed the following business combinations.

                                                  Consideration
                                        ------------------------------
                                                             TDS and USM
                                                       Common Stock, TDS
                                                       Preferred Shares,
                                   Cash, Notes and        and Subsidiary
                                    Long-term Debt       Preferred Stock
- --------------------------------------------------------------------------------
                                             (DOLLARS IN THOUSANDS)
Acquisitions During 1993
  Majority interest in four
    telephone companies                   $34,396               $ 32,821
  Cellular interest                        19,538                262,346
  Paging interests                          4,896                   --

Acquisitions During 1992
  Five telephone
     companies                            $   279               $ 15,844
  Cellular interests                       22,674                138,267
  Paging interest                           4,650                   --
- --------------------------------------------------------------------------------


     Assuming that these acquisitions which were accounted for as purchases had taken place on January 1, 1992, unaudited pro forma results of operations from continuing operations would have been as follows:

Year Ended December 31,                 1993         1992
- --------------------------------------------------------------------------------
                                     (DOLLARS IN THOUSANDS,
                                   EXCEPT PER SHARE AMOUNTS)
Operating revenues                    $608,020     $503,992
Net income before extraordinary
  item and cumulative effect
  of accounting changes                 29,393       30,765
Earnings per share before
  extraordinary item and
  cumulative effect of
  accounting changes                  $    .49     $    .42
- --------------------------------------------------------------------------------

NOTE 5

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of Cash and Cash Equivalents, Temporary Investments, Marketable Non-Equity Securities and Short- and Long-term Debt approximate fair value. The following assumptions were used by the Company for its fair value estimates for financial instruments:

     Cash and Cash Equivalents and Short-term Debt: based on face amounts.

     Temporary Investments and Marketable Non-Equity Securities: based on quoted market prices.

     Long-term Debt: estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The carrying value of the Company's Redeemable Preferred Shares, $27.4 million, is less that its fair value, estimated to be $33.4 million. The fair value was estimated using discounted cash flow analyses based on the Company's current dividend yield on issues of its non-convertible preferred shares, and, for convertible series, the net present value of the common stock to be issued upon conversion (valued at the December 31, 1993 quoted market price).
     It was not practicable to estimate the fair value of the Company's cost method investments in other companies because of the lack of quoted market prices. The carrying amounts at December 31, 1993 represent the original cost of the investments, which management believes is not impaired.

NOTE 6

NOTES PAYABLE

     TDS has used short-term debt to finance its investments in cellular telephone and radio paging operations, for acquisitions, and for general corporate purposes. Long-term debt and equity financing from time to time have retired such short-term debt. Proceeds from the sale of medium-term debt retired $91.4 million of short-term debt in 1993 and $7.5 million in 1992. Proceeds of TDS's sales of Common Shares retired $58.9 million of short-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

term debt in 1993 and $54 million of short-term debt in 1992. Proceeds from a USM rights offering (see Note 7) reduced $29.6 million of short-term debt in 1993.
     TDS and its subsidiaries had $117 million of bank lines of credit for general corporate purposes at December 31, 1993, all of which were committed. Unused amounts of such lines totalled $111 million, all of which were committed. These line-of-credit agreements provide for borrowings at negotiated rates up to the prime rate.
     Information concerning notes payable is shown in the table below.

December 31                   1993      1992      1991
- --------------------------------------------------------------------------------
                                 (DOLLARS IN THOUSANDS)
Balance
  at end of period          $ 6,309   $46,816   $41,283
Weighted average
  interest rate at
  end of period                 3.6%      4.3%      5.8%
Maximum amount
  outstanding during
  the period                 49,851   $71,803   $80,035
Average amount
  outstanding during
  the period(1)             $32,270   $31,053   $42,959
Weighted average
  interest rate during
  the period (1)                3.9%      4.5%      6.6%
- --------------------------------------------------------------------------------

(1) The average was computed based on month-end balances.

NOTE 7

SALE OF STOCK BY A SUBSIDIARY

     In 1993, USM sold 5.9 million Common Shares and 5.5 million Series A Common Shares at a price of $33 per share pursuant to a rights offering. Approximately
4.8 million of the Common Shares and all of the Series A Common Shares were issued to TDS in exchange for a reduction in the amount of debt USM owes TDS of approximately $341 million.
     In 1991, USM sold 2.0 million Common Shares at a public offering price of $18 per share. Immediately prior to the public offering, $110 million of USM's debt to TDS was converted into additional USM Common Shares, also at $18 per share. USM issued Common Shares during 1993, 1992 and 1991 in connection with acquisitions and employee stock purchase plans. In addition, certain 1993, 1992 and 1991 acquisitions require USM to deliver Common Shares in the future.
     The USM Common Share transactions were recorded at fair market values which were substantially either less than or in excess of TDS's book value investment in USM. The (decrease) increase in TDS's book value investment (as a result of these issues and commitments to issue Common Shares) totalled ($62.2 million) in 1993, $1.8 million in 1992 and $56.5 million in 1991, and was (debited) credited to capital in excess of par value.

NOTE 8

LONG-TERM DEBT

     Long-term debt as of December 31, 1993 and 1992 is as follows:


December 31                     1993                1992
- ------------------------------------------------------------
                                   (DOLLARS IN THOUSANDS)
Telephone and Data Systems,
 Inc. (Parent) Medium-term
  notes, 8% to 10%, due
   through 2023                   $ 200,000           $ 107,500
 Senior notes, 8.875% to 14%             --              10,970
 Purchase contracts, 8% to 14%,
  due through 2003                    4,272               4,417
 Subordinated debentures,
  8.0% to 14.5%, due through
   2008                               2,364               3,154
                              ---------------------------------
                                    206,636             126,041
 Less current portion                 1,604               3,935
                              ---------------------------------
Total parent debt                   205,032             122,106
- ---------------------------------------------------------------
Subsidiaries
  REA, RTB and FFB Mortgage
  Notes, due through 2030
   2%                                30,141              29,698
   4% to 6%                         162,714             135,390
   6.05% to 9%                       59,846              52,661
   9.025% to 11%                      6,994               7,183
                              ---------------------------------
                                    259,695             224,932
Vendor financing,
 approximating prime                 62,931              64,866
Other long-term notes,
 6% to 13%, due
 through 2003                         8,304              11,046
                              ---------------------------------
                                    330,930             300,844
 Less current portion                21,520              17,968
                              ---------------------------------
Total subsidiaries'
 debt                               309,410             282,876
- ---------------------------------------------------------------
Total long-term debt             $  514,442          $  404,982
- ---------------------------------------------------------------
- ---------------------------------------------------------------

     The Company sold $92.5 million and $7.5 million of senior unsecured debt securities in 1993 and 1992, respectively, under its Medium-Term Note Program. The proceeds were used principally to retire short-term debt, as well as for working capital and general corporate purposes.
     The mortgage notes issued under certain loan agreements with the Rural Electrification Administration ("REA"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2030.
     Substantially all telephone plant is pledged under REA and RTB mortgage notes and various other obligations of the subsidiaries.
     USM has financing arrangements with an equipment vendor for cellular system equipment and construction costs. The borrowings are collateralized by a secured interest in some or all of the assets of USM's operating subsidiaries. Borrowings have terms of seven to eight years at interest rates approximating the prime rate (6.0% at December 31, 1993).
     The annual requirements for principal payments on long-term debt are approximately $23.1 million, $23.2 million, $21.0 million, $19.9 million and $20.2 million for the years 1994 through 1998, respectively.

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9

PREFERRED SHARES

     TDS Cumulative Voting Preferred Shares, authorized 5,000,000 shares, have a stated value of $100 per share. The Preferred Shares are issuable in series by the Board of Directors who establish the terms of the issue. Those issues which contain mandatory redemption features or which are redeemable at the option of the holder are classified as Redeemable Preferred Shares. Those issues which are not redeemable or which are redeemable at the option of TDS are classified as Nonredeemable Preferred Shares.

REDEEMABLE PREFERRED SHARES

     Redeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares with redemption features as described below. Dividends on Series MM through QQ are payable in additional shares of each of those series. All other dividends are payable in cash. At December 31, 1993, Series W,X and DD are convertible into TDS Common Shares as shown in the following table.

                                   Outstanding              Amount Outstanding
          Dividend  Conversion      Preferred                    December 31,
Series      Rate      Ratio          Shares                 1993      1992
- --------------------------------------------------------------------------------
                        (DOLLARS IN THOUSANDS,
                         EXCEPT DIVIDEND RATES)


H         $7.00          --              1,594            $   174   $   211
N          8.00          --              5,495                550       628
O          9.00          --                709                 71        71
W          7.50          9/1             8,500                850       850
X          6.00       7.88/1             1,700                170       170
CC         6.00       5.25/1                --                --         14
DD         7.00       5.25/1            12,000              1,200     2,400
HH         6.00          --              2,627                263       367
II         6.00          --              6,738                674       674
JJ         6.00          --              6,738                674       674
KK         6.00          --              6,735                674       674
LL         6.00          --              6,735                674       674
MM         4.00          --              9,425                942       906
NN         4.00          --              9,058                905       870
OO         4.00          --             55,895              5,589     5,371
PP         4.00          --             48,582              4,858     4,669
QQ         4.00          --             90,992              9,099     8,744
                                     ------------------------------------------
                                       273,523             27,367    27,967
Less current portion                                        1,735       804
                                                          ----------------
                                                          $25,632   $27,163

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     Series H Preferred Shares are required to be redeemed at $119 per share and are stated on the balance sheets at redemption price. Series N through LL Preferred Shares are redeemable at the option of the holder at $100 per share plus accrued and unpaid dividends. Series MM through QQ Preferred Shares are redeemable at the option of the holder into (at TDS's option) a specified number of USM Common Shares, a number of TDS Common Shares having a market value equal to the specified number of USM Common Shares, or a combination of USM and TDS Common Shares. The annual requirements for redemption of Redeemable Preferred Shares are $1.7 million, $10.8 million, $11.4 million, $1.2 million and $249,000 for the years 1994 through 1998, respectively.
     The following is a schedule of the Redeemable Preferred Shares' activity.


Year Ended December 31,         1993                1992              1991
- ------------------------------------------------------------------------------
                                         (DOLLARS IN THOUSANDS)

Balance, beginning of period    $27,967             $28,779         $  6,965
Add:
  Acquisitions                       --                  --           23,059
  Stock dividends                   834                 802               68
Less:
  Redemption of preferred          (220)               (407)            (106)
  Conversion of preferred           (14)                 --               --
  Expiration of
    redemption feature           (1,200)             (1,207)          (1,207)
                               --------------------------------------------------
Balance, end of period         $ 27,367            $ 27,967         $ 28,779
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

NONREDEEMABLE PREFERRED SHARES

     Nonredeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares which have no mandatory redemption features. Outstanding Nonredeemable Preferred Shares are redeemable at the option of TDS (except Series S, which is not redeemable) at $100 per share, plus accrued and unpaid dividends. At December 31, 1993, Series V through RR Preferred Shares are convertible into TDS Common Shares as shown in the following table.

                                   Outstanding              Amount Outstanding
          Dividend  Conversion      Preferred                    December 31,
Series      Rate      Ratio           Shares                1993      1992
- --------------------------------------------------------------------------------
                                  (DOLLARS IN THOUSANDS,
                                   EXCEPT DIVIDEND RATES)

A         $6.00          --              1,395         $      139      $   139
B          7.00          --              1,955                195          195
D          6.00          --                646                 65           65
G          7.00          --              1,368                137          137
S          7.00          --              1,209                121          121
U          8.50          --              1,100                110          110
V          7.50          9/1             3,100                310          370
AA         7.00          9/1                --                 --        1,259
BB         9.00          9/1            19,000              1,900        1,900
CC         6.00       5.25/1                --                --            22
DD         7.00       5.25/1            48,000              4,800        3,600
EE         6.00        4.5/1            14,304              1,431        1,515
GG         5.00        2.3/1            46,400              4,640        4,800
RR         7.50       2.06/1            29,851              2,985           --
                                      -----------------------------------------
                                       168,328            $16,833      $14,233
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     The following is a schedule of the Nonredeemable Preferred Shares' activity.


Year Ended December 31                    1993              1992           1991
- --------------------------------------------------------------------------------
                                   (DOLLARS IN THOUSANDS)


Balance, beginning
  of period                           $ 14,233          $ 13,183       $ 13,134
Add:
  Acquisitions                           3,000                --             --
  Reclassification
    from Redeemable
    Preferred Shares                     1,200             1,207          1,207
Less:
  Conversion of preferred               (1,600)             (157)        (1,158)
                                      ------------------------------------------
Balance, end of period                 $16,833           $14,233        $13,183
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

RESTRICTION ON COMMON STOCK DIVIDENDS

     Under TDS's loan agreements at December 31, 1993, all of the consolidated retained earnings were available for the payment of cash dividends on shares of TDS common stock.
     Certain regulated telephone subsidiaries may not transfer funds to the parent in the form of cash dividends, loans or advances until certain financial requirements of their mortgages have been met. Of the $209 million underlying retained earnings of all TDS subsidiaries at December 31, 1993, $99 million was available for the payment of dividends on the subsidiaries' common stock. Of the $1.5 billion underlying net assets of the TDS subsidiaries at December 31, 1993, $1.1 billion was available for transfer to TDS.

NOTE 11

COMMON STOCK
COMMON SHARES ISSUABLE

     Certain telephone and cellular acquisition agreements require TDS to deliver Common Shares in 1994. In connection with these agreements, TDS expects to deliver these Common Shares during the first quarter of 1994.

EMPLOYEE AND SHAREHOLDER STOCK PLANS

     The following table summarizes Common and Series A Common Shares issued for the employee stock ownership plans and dividend reinvestment plans described below.


Year Ended December 31,                   1993          1992          1991
- ----------------------------------------------------------------------------
Common Shares
  Employee
    stock purchase plan                 31,065        44,399            945
  Tax-deferred
    savings plan                        29,760        31,539         23,312
  Employee stock
    options and stock
    appreciation rights                 96,877        78,195         12,938
  Dividend
    reinvestment plan                   26,070        29,468         25,569
                                       --------------------------------------
                                       183,772       183,601         62,764
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

Series A Common Shares
  Dividend
    reinvestment plan                   17,182        20,525          7,206
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

  EMPLOYEE STOCK PURCHASE PLAN. TDS has reserved 125,000 Common Shares for sale to the employees of TDS and its subsidiaries at $44.73 per share in connection with the 1993 Employee Stock Purchase Plan.
  TAX-DEFERRED SAVINGS PLAN. TDS has reserved 218,569 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares or four other nonaffiliated funds. Employer matching contributions, equal to 20% of employee contributions up to a certain limit, are made in TDS Common Shares.
  EMPLOYEE STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. TDS has reserved 574,342 Common Shares for options granted to key employees. TDS has established certain plans that provide for the grant of stock options and stock appreciation rights to officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 1994 to 2003, or the date of the employee's termination of employment, if earlier. The following table summarizes the status of the plans.

                                                                 Weighted
                                                      Number     Average
Stock Options                                      of Shares     Option Prices
- -------------------------------------------------------------------------------
Outstanding January 1, 1991
  (174,593 exercisable)                              532,963           $11.68
  Granted                                             24,000           $32.24
  Exercised                                          (11,925)          $ 9.52
                                                   ----------------------------
Outstanding December 31, 1991
  (233,542 exercisable)                              545,038           $12.63
  Granted                                              1,125           $32.36
  Exercised                                         (128,439)          $13.15
                                                   ----------------------------
Outstanding December 31, 1992
  (174,751 exercisable)                              417,724           $12.52
  Granted                                             11,125           $35.54
  Exercised                                         (133,414)          $ 9.62
                                                   ----------------------------
Outstanding December 31, 1993
  (104,411 exercisable)                              295,435           $14.70
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  Stock appreciation rights ("SARs") allow the grantee to receive an amount in cash or Common Shares, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. The following table summarizes the SARs outstanding at $4.43 to $36.60 per share. These rights expire March 1997, or the date of the employee's termination of employment, if earlier.


Year Ended December 31,                   1993          1992           1991
- ------------------------------------------------------------------------------
Outstanding beginning
  of period                             22,076        20,725           24,024
  Granted                                9,410         9,828           10,015
  Exercised                            (22,386)       (8,477)         (13,314)
                                      ------------------------------------------
Outstanding end of period                9,100        22,076           20,725

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Compensation expense, measured on the difference between the year-end market price of the Common Shares and option prices, was $644,000 in 1993, $553,000 in 1992 and $378,000 in 1991.
  DIVIDEND REINVESTMENT PLANS. TDS has reserved 205,597 Common Shares for issue under the Automatic Dividend Reinvestment and Stock Purchase Plan and 244,337 Series A Common Shares for issue under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in newly issued Common Shares and holders of Series A Common Shares to reinvest cash dividends in newly issued Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONVERTIBLE PREFERRED SHARES

  TDS has reserved 2,401,399 Common Shares for the possible conversion of its convertible Preferred Shares (See Note 9). TDS issued 139,689 Common Shares in 1993, 160,166 in 1992 and 126,917 in 1991 for shares of TDS and subsidiary preferred stock converted.

SERIES A COMMON SHARES

  The holders of Common Shares and the outstanding Preferred Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,881,001 Common Shares for possible issuance upon such conversion.

PUBLIC OFFERING

  TDS issued 1.3 million Common Shares for cash under its shelf registration statements in 1993. Proceeds aggregated $65.6 million. TDS sold 2.0 million Common Shares at $35.50 per share in connection with a public offering in 1992. Proceeds to TDS were $34.08 per share, or $68.2 million.

NOTE 12

COMMITMENTS

  The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade telephone service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. Telephone construction expenditures are estimated to be approximately $110 million during 1994. Property and equipment expenditures for cellular telephone operations are estimated to be approximately $160 million during 1994. Radio paging fixed asset expenditures are estimated to be approximately $25 million during 1994. Other fixed asset expenditures are estimated to be approximately $10 million during 1994. Investments in cellular partnerships, primarily in minority-owned and managed systems, are expected to total $5 million in 1994.
  The Company has an ongoing acquisition program to acquire telephone companies and cellular telephone interests. For a discussion of pending acquisitions, see Management's Discussion and Analysis of Results of Operations and Financial Condition, specifically "Financial Resources and Liquidity."
  TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 1993, 1992 and 1991, rent expense for term leases was $7.8 million, $6.7 million and $6.5 million, respectively, and rent expense under cancelable and short-term leases was $5.4 million, $3.1 million and $3.1 million, respectively. At December 31, 1993, the aggregate minimum rental commitments under noncancelable operating leases for the years 1994 through 1998 are approximately $7.9 million, $7.0 million, $6.2 million, $5.3 million and $4.9 million, respectively.

NOTE 13

INVESTMENTS IN UNCONSOLIDATED ENTITIES

  The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited results of operations of the telephone and cellular companies in which TDS's investments are accounted for by the equity method.


December 31,                              1993                       1992
- --------------------------------------------------------------------------
                                       (DOLLARS IN THOUSANDS)
Assets
  Current assets                     $ 186,931                   $ 147,100
  Due from affiliates                   34,159                      18,993
  Property and other                   570,594                     535,015
                                     ---------------------------------------
                                     $ 791,684                   $ 701,108
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------
Liabilities and Equity
  Current liabilities                $ 136,636                   $  97,952
  Due to affiliates                     35,591                      41,614
  Deferred credits                       6,777                       5,839
  Long-term debt                        84,781                      97,470
  Partners' capital
    and stockholders' equity           527,899                     458,233
                                    -----------------------------------------
                                     $ 791,684                   $ 701,108
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Year Ended December 31,                   1993          1992           1991
- ------------------------------------------------------------------------------
                                       (DOLLARS IN THOUSANDS)

Results of Operations
  Revenues                           $ 765,983     $ 599,548     $ 491,233
  Costs and expenses                  (568,458)     (446,149)     (338,708)
  Other income
    (expense)                           (8,045)        3,086         1,231
  Interest expense                      (9,046)       (8,288)       (2,231)
  Income taxes                          (3,596)       (4,593)       (3,707)
  Cumulative effect of
    accounting changes                     432        (1,495)       (4,658)
                                    -----------------------------------------
  Net income                         $ 177,270     $ 142,109     $ 143,160
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

LEGAL PROCEEDINGS

     The Company is involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain landline or cellular telephone systems. The more significant proceedings involving the Company are described in the following paragraphs.

     LA STAR APPLICATION. Star Cellular Telephone Company, Inc. ("Star Cellular"), an indirect wholly owned subsidiary of USM, is a 49% owner of La Star Cellular Telephone Company ("La Star"), an applicant for a construction permit for a cellular system in St. Tammany Parish in the New Orleans MSA. In June 1992, the FCC affirmed an Administrative Law Judge's order which had granted the mutually exclusive application of New Orleans CGSA, Inc. ("NOCGSA") and dismissed La Star's application. The ground for the FCC's action was its finding that Star Cellular, and not the 51% owner, SJI Cellular Inc. ("SJI"), in fact controlled La Star. La Star, TDS and USM have appealed that order to the United States Court of Appeals of the District of Columbia Circuit and those appeals are pending.

     In a footnote to its decision, the FCC stated, in part, that "Questions regarding the conduct of SJI and [USM] in this case may be revisited in light of the relevant findings and conclusions here in future proceedings where the other interests of these parties have decisional significance." Certain adverse parties have attempted to use the footnote in the La Star decision in a number of unrelated, contested proceedings which TDS and USM have pending before the FCC. In addition, since the La Star proceeding, FCC authorizations in uncontested FCC proceedings have been granted subject to any subsequent action the FCC may take concerning the La Star footnote.

     On February 1, 1994, in a proceeding involving a license originally issued to TDS for a Rural Service Area in Wisconsin, the FCC instituted a hearing to determine whether in the La Star case USM had misrepresented facts to, lacked candor in its dealing with or attempted to mislead the FCC and, if so, whether TDS possesses the requisite character qualifications to hold that Wisconsin license. The FCC stated that, pending resolution of the issues in the Wisconsin proceeding, further grants to TDS and its subsidiaries will be conditioned on the outcome of that proceeding. TDS was granted interim authority to continue to operate the Wisconsin system pending completion of the hearing.

     An adverse finding in the Wisconsin hearing could result in a variety of possible sanctions, ranging from a fine to loss of the Wisconsin license, and could, as stated in the FCC order, be raised and considered in other proceedings involving TDS and its subsidiaries. TDS and USM believe they acted properly in connection with the La Star application and that the findings and record in the La Star proceeding are not relevant in any other proceeding involving their FCC license qualifications.

     TOWNES TELECOMMUNICATIONS, INC., ET. AL. V. TDS, ET. AL. Plaintiffs Townes Telecommunications, Inc. ("Townes"), Tatum Telephone Company ("Tatum Telephone") and Tatum Cellular Telephone Company ("Tatum Cellular") filed a suit in the District Court of Rusk County, Texas, against both TDS and USM as defendants. Plaintiff Townes alleges that it entered into an oral agreement with defendants which established a joint venture to develop cellular business in certain markets. Townes alleges that defendants usurped a joint venture opportunity and breached fiduciary duties to Townes by purchasing interests in nonwireline markets in Texas RSA #11 and the Tyler (Texas) MSA on their own behalf rather than on behalf of the alleged joint venture. In its Fifth Amended Original Petition Townes seeks unspecified damages not to exceed $33 million for usurpation, breach of fiduciary duty, civil conspiracy, breach of contract and tortious interference. Townes also seeks imposition of a constructive trust on defendants' profits from Texas RSA #11 and the Tyler (Texas) MSA and transfer of those interests to the alleged joint venture. In addition, Townes seeks reasonable attorneys' fees equal to one-third of the judgment, along with prejudgment interest. Plaintiffs Tatum Telephone and Tatum Cellular seek a declaration that transfers by defendants of a 49% interest in Tatum Cellular violated a five-year restriction on alienation of Tatum Cellular shares contained in a written shareholders' agreement. Tatum Telephone and Tatum Cellular seek to void the transfers. All plaintiffs together seek as much as $200 million in punitive damages.

     Defendants have asserted meritorious defenses to each of the plaintiffs' claims and are vigorously defending this case. Discovery in ongoing. A jury trial is this case is set to commence on April 25, 1994.

CONSOLIDATED QUARTERLY INCOME INFORMATION
(UNAUDITED)


Quarter Ended                                       March 31        June 30       Sept. 30        Dec. 31
- ------------------------------------------------------------------------------------------------------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1993
Operating Revenues                                  $126,702       $144,781        158,650       $160,611
Operating Income                                      15,376         20,735         21,162         12,460
Net Income                                             6,803          8,967         11,887          6,239
Net Income Available to Common                        $6,207         $8,371        $11,290         $5,642
Weighted Average Common Shares (000s)                 44,261         46,469         48,302         50,045
Earnings per Common Share                               $.14           $.18           $.23           $.11

1992
Operating Revenues                                  $100,737       $111,189       $118,604       $126,366
Operating Income                                      14,305         15,039         14,038         10,683
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change                13,159          6,992          6,626         11,743
Extraordinary Item                                        --             --             --           (769)
Cumulative Effect of Accounting Change                (6,866)            --             --             --
Net Income                                             6,293          6,992          6,626         10,974
Net Income Available to Common                        $5,955         $6,432         $6,065        $10,416
Weighted Average Common Shares (000s)                 36,877         39,479         40,027         40,637
Earnings per Common Share:
   Before Extraordinary Item and Cumulative
      Effect of Accounting Change                       $.35           $.16           $.15           $.26
   Extraordinary Item                                     --             --             --           (.02)
   Cumulative Effect of Accounting change               (.19)            --             --             --
   Net Income                                           $.16           $1.6           $.15           $.24

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (an Iowa Corporation) and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

   As discussed in "Changes in Accounting Principle" in Note 1 of the Notes to Consolidated Financial Statements, the method of accounting for cellular sales commissions was changed effective January 1, 1991. As discussed in "Other Postretirement Benefits" in Note 1, the method of accounting for postretirement benefits other than pensions was changed effective January 1, 1992. As discussed in Note 2 of the Notes to Consolidated Financial Statements, the method of accounting for income taxes was changed effective January 1, 1993.

   As discussed in Note 14 of the Notes to Consolidated Financial Statements, the Company is a defendant in a lawsuit involving a joint venture opportunity, a shareholders' agreement and other related matters. The ultimate outcome from the litigation cannot presently be determined. Accordingly, no provision for any liability which may result has been made in the consolidated financial statements.

/s/ Arthur Andersen & Co.

Chicago, Illinois
February 8, 1994