Form 10-K405, Exhibit 13
TELEPHONE & DATA SYSTEMS INC
filed 1995-03-24
CIK 96966

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

     Telephone and Data Systems, Inc. ("TDS" or the "Company") provides high-quality telecommunications services to nearly 1.5 million consolidated cellular telephone, telephone and radio paging customer units in 37 states and the District of Columbia. The accompanying financial statements present the results of operations of the Company's three primary businesses: United States Cellular Corporation (AMEX symbol "USM"), TDS Telecommunications Corporation ("TDS Telecom"), and American Paging, Inc. (AMEX symbol "APP"), as well as TDS and its service subsidiaries. TDS's long-term business development strategy is to expand its operations through internal growth and acquisitions, and to explore and develop other telecommunications services.

CONSOLIDATED

     Consolidated operating results for 1994 and 1993 reflect primarily the effects of rapid expansion and development of cellular operations, steady growth in telephone operations, dynamic increases in paging units in service, the impact of acquisitions and trades and the costs of financing these high-growth activities. USM and APP are achieving improving economies of scale while upgrading their business processes and systems. During 1994 and 1993, the Company's wireline telephone operations provided a growing foundation of operating cash flow and earnings to support development of its cellular and paging operations. USM achieved net income in 1994, a $41.8 million improvement from 1993's net loss. APP, while not profitable in 1994 or 1993, improved its 1994 net loss by $1.9 million from 1993's net loss. Both USM and APP contributed strongly to TDS's rapidly growing operating cash flow in 1994.


     Results for 1994 include a $1.6 million net-of-tax gain on sales of minority cellular interests, a $4.1 million gain on sale of a minority telephone interest, a $2.7 million reduction in income taxes related to certain acquisitions closed in prior years and a $723,000 net-of-tax charge to adopt a new accounting standard for postemployment benefits. On a comparable basis, excluding nonrecurring and unusual items in 1994 and 1993, net income available to common increased 69% to $50.3 million and earnings per share rose 48% to $.93.
     USM, TDS's 81%-owned subsidiary, has added 38 markets to consolidated operations through acquisitions and the initiation of cellular operations since December 31, 1992. USM currently provides cellular service through systems serving 130 majority-owned and managed markets. TDS Telecom has acquired seven telephone companies since December 31, 1992. These acquisitions added 39,800 access lines while internal growth added 31,000 lines. APP, TDS's 83%-owned subsidiary, has acquired two paging systems which added approximately 45,700 pagers since December 31, 1992. APP provides service to its customers through 36 sales and service operating centers.
     OPERATING REVENUES increased 31% ($173.0 million) during 1994 and 29% ($125.1 million) during 1993 primarily as a result of increases in customers served. The rapid increase in cellular telephone revenues reflects strong growth in customer units in majority-owned and managed markets, increases in keeper roaming revenues and declines in average monthly service revenue per customer averaging 5% over the two-year period ended December 31, 1994. Growth in telephone revenues is the result of acquisitions, recovery of increased costs of providing long-distance services, internal access line growth averaging 5% and growth in average revenue per access line averaging 4% during the two-year period. The rapid growth in paging revenues is due to increases in paging units in service of 42% during 1994 and 43% during 1993 offset somewhat by continuing decreases in average monthly service revenue per unit averaging 11% over the two-year period.


                                   thirty-four

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     OPERATING EXPENSES rose 27% ($133.9 million) in 1994 and 29% ($109.4 million) in 1993 as a result of the continued rapid growth in USM's cellular telephone operations and the steady growth in TDS Telecom's and APP's operations. Operating expenses increased in all three business units, but at a slower rate than revenues due to increasing economies of scale in the cellular and paging units and cost-containment measures implemented in all three businesses.


Year Ended December 31,         1994             1993            1992
----------------------------------------------------------------------
                                      (DOLLARS IN THOUSANDS)
Operating Income
  Cellular telephone         $  17,385        $  (8,656)      $(12,705)
  Telephone                     91,606           79,110         72,217
  Radio paging                    (169)            (721)        (5,447)
                             -----------------------------------------
                             $ 108,822        $  69,733      $  54,065
                             -----------------------------------------
                             -----------------------------------------

Operating Margins
  Cellular telephone*                5%              (4%)          (10%)
  Telephone                         30%              30%            30%
  Radio paging*                    -- %              (1%)          (11%)
  Consolidated                      15%              13%            12%
-------------------------------------------------------------------------
-------------------------------------------------------------------------

* COMPUTED ON SERVICE REVENUES

1993 AND 1992 OPERATING MARGINS HAVE BEEN RESTATED TO CONFORM TO CURRENT YEAR PRESENTATION OF CERTAIN REVENUES.

  OPERATING INCOME increased 56% ($39.1 million) in 1994 and 29% ($15.7 million) in 1993 due to improved operating results in all three business units.
  Management anticipates accelerating growth in cellular and paging units and revenues as USM and APP continue their vigorous expansion and development programs. Marketing and systems operations expenses associated with this rapid expansion will most likely reduce the rate of growth in operating cash flow and operating income over the next several quarters.
  CELLULAR INVESTMENT INCOME, representing the Company's share of income of markets in which the Company has a minority interest and follows the equity method of accounting, increased 66% ($10.3 million) in 1994 and 70% ($6.5 million) in 1993.
  GAIN ON SALE OF CELLULAR AND TELEPHONE INTERESTS reflects the sale or exchange of minority cellular interests in 1994, 1993 and 1992, the sale of a minority interest in a telephone company in 1994 and the sale of a majority-owned and managed cellular system in 1992.
  MINORITY SHARE OF INCOME includes (a) the minority shareholders' share of USM's net income (1994 and 1992) or loss (1993), (b) the minority partners' share of income or loss of the cellular markets majority-owned by USM, (c) the minority shareholders' share of income of a telephone company majority-owned by TDS, and (d) the minority shareholders' share of APP's loss in 1994.


Year Ended December 31,           1994          1993              1992
-----------------------------------------------------------------------
                                      (DOLLARS IN THOUSANDS)
Minority Share of Income
  United States Cellular
  Minority
  Shareholders' Share       $   (2,740)       $   4,270     $   (1,088)
  Minority
  Partners' Share               (5,152)          (3,496)        (2,615)
                             -----------------------------------------
                                (7,892)             774         (3,703)
  TDS Telecom                   (1,420)          (1,249)            --
  American Paging                  233               --             --
                             -----------------------------------------
                             $  (9,079)        $   (475)     $  (3,703)
------------------------------------------------------------------------
-------------------------------------------------------------------------

  INTEREST EXPENSE increased 10% ($3.8 million) in 1994 and 15% ($4.9 million) in 1993. Long-term interest expense increased 7% ($2.4 million) in 1994 and 16% ($5.0 million) in 1993. Long-term debt increased in 1994 primarily due to $14.1 million in additional net borrowings from federal government programs at TDS Telecom (mainly from acquisitions) and to increased interest rates. Long-term debt increased in 1993 primarily due to $92.5 million in additional borrowings under TDS's Medium-Term Note ("MTN") program. Short-term interest expense increased 77% ($1.4 million) in 1994 and declined 8% ($154,000) in 1993, as notes payable increased $92.3 million and interest rates increased in 1994. The average amount of short-term debt outstanding totalled $50.5 million in 1994, $32.3 million in 1993 and $31.1 million in 1992. The average interest rate on such short-term debt was 5.2% in 1994, 3.9% in 1993 and 4.5% in 1992. See "Financial Resources and Liquidity" for a further discussion of short- and long-term debt.

                                   thirty-five

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  INCOME TAX EXPENSE increased 54% ($14.2 million) in 1994 and decreased 11% ($3.3 million) in 1993, reflecting primarily changes in pretax income. The effective income tax rates were 40% in 1994, and 44% in 1993 and 1992. The decrease in the 1994 rate over 1993 includes the effects of a $2.7 million reduction in income taxes to record the effects of additional tax basis that is now available to the Company in connection with certain acquisitions closed in prior years. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993. Income tax expense for 1994 and 1993 reflects the new accounting principle; income tax expense for 1992 has not been restated.
  NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES was $60.5 million in 1994, $33.9 million in 1993 and $38.5 million in 1992. The increase in 1994 from 1993 reflects the significant improvement in operating results for the cellular and telephone segments. The decrease in 1993 from 1992 reflects a $14.7 million (after income taxes and minority shareholders' share) gain on the sales of cellular interests in 1992 (as discussed below), offset by the significant improvement in operating results of all three business segments.
  EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES were $1.07 in 1994, $.67 in 1993 and $.91 in 1992. Changes in earnings per share reflect changes in net income and 15% and 21% increases in weighted average common shares outstanding in 1994 and 1993, respectively. Approximately 3.7 million and 6.8 million Common Shares were issued in 1994 and 1993, respectively, in connection with acquisitions. In addition, TDS sold 100,000, 1,320,000 and 2,000,000 Common Shares for cash in 1994, 1993 and 1992, respectively.
  EXTRAORDINARY ITEM: During 1992, the Company retired at a premium $20.8 million of its Senior Notes. The transaction resulted in an extraordinary loss of $769,000 ($.02 per share), net of income tax benefits of $491,000.
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES: Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires employers to recognize the obligation to provide postemployment benefits to former or inactive employees after employment but before retirement. The cumulative effect of the new principle on years prior to 1994 reduced net income and earnings per share by $723,000 and $.01, respectively.
  Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The
$6.9 million cumulative effect, net of related income tax benefits of $4.4 million, reduced earnings per share by $.17 in 1992.
  EARNINGS PER COMMON SHARE were $1.06 in 1994, $.67 in 1993 and $.72 in 1992, reflecting results of operations, the accounting changes in 1994 and 1992, and the 1992 extraordinary item.
  Excluding significant nonrecurring and unusual items, net income available to common and earnings per share were approximately $50.3 million and $.93 for 1994, $29.8 million and $.63 for 1993 and $20.6 million and $.53 for 1992, as shown in the accompanying table.

NET INCOME AVAILABLE TO COMMON


Year Ended December 31,                      1994         1993        1992
---------------------------------------------------------------------------
                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
As Reported                               $   58.0     $   31.5    $   28.6
Nonrecurring and Unusual
  Items (estimated net-of-tax):
  Gain on sale of minority
    telephone interest                        (4.1)          --          --
  Income tax adjustment to
    record the effects of
    additional acquisition-
    related tax basis                         (2.7)          --          --
  Gain on sales or exchanges
    of cellular interests
    (net of USM minority share)               (1.6)        (2.3)      (14.7)
  Cumulative effect of
    accounting changes                          .7           --         6.9
  Extraordinary loss on
    retirement of debt                          --           --          .8
  Provision for discontinuance
    of national retailer
    distribution of pagers
    through APN                                 --           .6          --
  TDS Telecom directory
    revenue settlement                          --           --        (1.0)
Excluding Nonrecurring                     ---------------------------------
  and Unusual Items                        $  50.3     $   29.8    $   20.6
                                           ---------------------------------
                                           ---------------------------------
Earnings Per Share,
  Excluding Nonrecurring
  and Unusual Items                        $   .93      $   .63     $   .53
---------------------------------------------------------------------------
---------------------------------------------------------------------------


CELLULAR TELEPHONE OPERATIONS

  USM owns, operates and invests in cellular markets. USM owned or had the right to acquire interests, both majority and minority, in 207 cellular telephone markets at December 31, 1994, representing 25.2 million population equivalents ("pops") as summarized in the accompanying table. Consolidated revenues and expenses include 100% of the revenues and expenses of USM's majority-owned markets. The December 31, 1994 consolidated results of operations include 130 markets compared to 116 markets in 1993 and 92 markets in 1992. Investment and Other Income includes thirty-six

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

USM's pro rata share of the net income or loss of 11 minority-owned and managed markets and 17 minority-owned markets managed by others. USM's investments in 40 additional minority-owned markets managed by others, which are being held for sale or exchange, are accounted for by the cost method of accounting.


December 31,                                 1994         1993        1992
----------------------------------------------------------------------------
POPULATION EQUIVALENTS (1)
  Majority-Owned and
    Managed (2)                             18,204       18,464      14,475
  Minority-Owned and
    Managed (3)                              1,191        1,157       2,039
  To Be Managed (4)                          2,187        1,018       1,836
                                            -------------------------------
Total Managed by USM                        21,582       20,639      18,350
                                            -------------------------------
  Managed by Others (5)                      3,619        3,429       3,517
                                            -------------------------------
Total                                       25,201       24,068      21,867
                                            -------------------------------
                                            -------------------------------

TDS's proportionate
  share (6)                                 20,229       19,136      16,232
---------------------------------------------------------------------------
---------------------------------------------------------------------------



December 31,                                  1994         1993         1992
-----------------------------------------------------------------------------
Markets
  Majority-Owned and
    Managed (2)                                130          116          92
  Minority-Owned and
    Managed (3)                                 15           20          24
  To Be Managed (4)                              5            8          13
                                            -------------------------------
Total Managed by USM                           150          144         129
                                            -------------------------------

  Managed by Others (5)                         57           61          64
                                            -------------------------------
Total                                          207          205         193
---------------------------------------------------------------------------
---------------------------------------------------------------------------

(1)  1994 Donnelley Marketing Service estimates are used for all years.
     Includes pops relating to interests which are acquirable in the future.
(2) Includes two markets managed by third parties in 1994, one in 1993 and 1992, and one wholly owned reseller operation in 1992.
(3) Includes markets where USM has the right to acquire an interest but did not own an interest at the respective dates (four markets in 1994, two in 1993 and six in 1992).
(4) Represents markets which are not yet operational or which are managed by third parties until USM acquires a majority interest in the markets, net of seven markets in 1994 to be divested.
(5) Represents markets in which USM owns or has the right to acquire a minority or other noncontrolling interest and which are managed by others.
(6) Based on TDS's ownership of USM, assuming all pending acquisitions have been completed.

                                  thirty-seven

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CELLULAR TELEPHONE OPERATIONS


Year Ended December 31,                       1994         1993         1992
------------------------------------------------------------------------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER CUSTOMER AMOUNTS)
OPERATING REVENUES
   Service*                                $ 318,649    $ 203,800    $ 130,666
   Equipment sales                            13,755       10,510        9,263
                                            ----------------------------------
                                             332,404      214,310      139,929
                                            ----------------------------------
OPERATING EXPENSES
   System operations*                         46,869       34,301       24,218
   Marketing and selling                      69,072       43,478       30,643
   Cost of equipment sold                     39,431       25,688       17,311
   General and administrative                 94,193       74,472       50,823
   Depreciation                               39,520       25,665       16,606
   Amortization                               25,934       19,362       13,033
                                            ----------------------------------
                                             315,019      222,966      152,634
                                            ----------------------------------
OPERATING INCOME (LOSS)                    $  17,385   $   (8,656)  $  (12,705)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Cellular telephone
   revenues as a percent
   of total revenues                              45%          38%          32%
Additions to property,
   plant and equipment**                   $ 158,453    $  94,088    $  58,832
Identifiable assets                      $ 1,584,142  $ 1,275,569    $ 858,795
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Majority-Owned, Managed
and Consolidated Markets:
   Customers                                 421,000      261,000      150,800
   Market penetration                           1.98%        1.35%        1.00%
   Cell sites in service                         790          522          320
   Average monthly
     service revenue
     per customer*                             $  80        $  85        $  88
   Churn rate per month                          2.3%         2.3%         2.4%
   Marketing cost per net
     customer addition                       $   667       $  677      $   765
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* AMOUNTS FOR 1993 AND 1992 HAVE BEEN RECLASSIFIED TO CONFORM TO CURRENT YEAR PRESENTATION.
** DOES NOT INCLUDE CASH EXPENDITURES (IN THOUSANDS) OF $9,761 IN 1994, WHICH
   RELATE TO ADDITIONS IN PRIOR PERIODS. INCLUDES NONCASH EXPENDITURES (IN THOUSANDS) OF $6,611 AND $2,799 IN 1993 AND 1992, RESPECTIVELY.

   Operating results for 1994 and 1993 primarily reflect the rapid improvement in USM's consolidated markets. Operating revenues, driven by the 61% and 73% growth in consolidated customers in 1994 and 1993, respectively, increased 55% to $332.4 million in 1994 from $214.3 million in 1993. Operating expenses increased 41% to $315.0 million in 1994 due to increased customer usage and the costs associated with operating the increased number of cellular systems and cell sites. Operating expenses increased at a slower rate than the increase in revenues due to improved economies of scale and continued improvements in business processes. Operating cash flow more than doubled to $82.8 million in 1994 from $36.4 million in 1993. USM achieved operating income for the first time in 1994 of $17.4 million compared to operating losses of $8.7 million in 1993 and $12.7 million in 1992.
   USM changed its financial reporting presentation for outbound, or pass-through, roaming revenue during 1994 to allow more comparability to other cellular companies. Pass-through roaming revenue is now treated as an offset to the expense charged by other cellular carriers, with the net amount included in system operations expense. Prior years' pass-through roaming revenue and expense have been reclassified to conform to the current year's presentation.
   OPERATING REVENUES increased 55% ($118.1 million) in 1994 and 53% ($74.4 million) in 1993. Acquisitions and start-ups increased revenues 12% ($25.5 million) in 1994 and 17% ($23.2 million) in 1993. Service revenues increased 56% ($114.8 million) in 1994 and 56% ($73.1 million) in 1993. Service revenues include monthly service fees for providing access, airtime and value-added services to customers ("local customer usage"); charges to customers of other systems who use USM's cellular systems when roaming ("inbound roaming"); and long-distance charges. The service revenue increases in 1994 and 1993 were primarily attributable to increases in the number of local retail customers and growth in inbound roaming revenues. While the number of customers and amount of revenues earned continued to grow, average revenue per customer and monthly local minutes of use per customer declined. Service revenues increased 66% ($135.2 million) due to growth in customers and declined 10% ($20.3 million) due to declines in average monthly service revenue per customer. Average monthly service revenue per customer was $80 in 1994, $85 in 1993 and $88 in 1992. Monthly local minutes of use averaged 95 per month in 1994 compared to 103 in 1993 and 121 in 1992. The decline in average local minutes of use follows an industry-wide trend and is believed to be related to the tendency of the early subscribers in a market to be the heaviest users. It also reflects USM's and the cellular industry's continued penetration of the consumer market, which tends to include more lower-usage customers. Management anticipates that average local minutes of use and average monthly revenue per customer will continue to decline as USM adds more customers.
   Service revenues from local customers' usage of USM's systems increased 60% ($70.4 million) in 1994 and 53% ($40.5 million) in 1993. The revenue increases were primarily the result of the 61% and 73% customer growth, respectively, in majority-owned markets, offset somewhat by the decrease in average monthly local minutes of use. The decrease in average minutes of use resulted in a decrease in average monthly retail revenue per customer, to $47 in 1994 from $49 in 1993 and $52 in 1992. Inbound roaming revenues increased 48% ($33.9 million) in 1994 and 67% ($28.1 million) in thirty-eight

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1993. The increase is attributable to an increase in the number of customers from other systems using USM's systems as well as an increased number of USM-managed systems and cell sites within those systems offset somewhat by a reduction in the average price per minute. Monthly inbound roaming revenue per customer averaged $26, $29 and $28 in 1994, 1993 and 1992, respectively. Long-distance revenues increased 63% ($8.8 million) in 1994 and 46% ($4.4 million) in 1993 as the volume of long-distance calls billed by USM increased.
   Equipment sales revenue reflects the sale of 153,000 cellular telephone units in 1994 compared to 83,000 in 1993 and 44,400 in 1992. The average revenue per telephone unit sold was $90 in 1994, $127 in 1993 and $208 in 1992. The average revenue per unit decline partially reflects USM's decision to reduce sales prices on cellular telephones to stimulate customer growth as well as reduced manufacturers' prices. Also, during 1994 and the second half of 1993, USM used promotions which were based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. USM will continue to discount equipment prices in its markets, as it has done in the past, to maintain its market position, to meet competitive prices and to increase the number of customers.
   OPERATING EXPENSES increased 41% ($92.1 million) in 1994 and 46% ($70.3 million) in 1993. The increases in expenses were primarily due to increased customer activations, acquisitions and increased depreciation and amortization expense related to increases in fixed assets and license costs. Acquisitions and start-ups increased operating expenses 14% ($30.9 million) in 1994 and 20% ($30.5 million) in 1993.
   System operations expenses increased 37% ($12.6 million) in 1994 and 42% ($10.1 million) in 1993 as a result of increases in customer usage expenses and costs associated with operating USM's increased number of cellular systems and the growing number of cell sites within those systems. Costs are expected to continue to increase as the number of cell sites within these systems increases. Customer usage expenses represent charges from other telecommunications service providers for local interconnection to the landline network, toll charges and roaming expenses from USM's customers' use of systems other than their local systems, offset somewhat by increased pass-through roaming revenue. Customer usage expenses grew 19% ($3.5 million) in 1994 and 36% ($4.8 million) in 1993. Maintenance, utility and cell site expenses grew 56% ($9.1 million) in 1994 and 49% ($5.3 million) in 1993 reflecting growth in the number of cell sites to 790 in 1994 from 522 in 1993 and 320 in 1992, growth in the number of switches in service, and the effects of acquisitions and start-ups.
   Marketing and selling expenses increased 59% ($25.6 million) in 1994 and 42% ($12.8 million) in 1993. Marketing and selling expenses consist primarily of personnel costs, agent commissions and promotional expenses. These expenses grew in 1994 and 1993 due to the increased number of gross customer activations and the effects of acquisitions and start-ups. Management expects that marketing and selling costs will continue to increase as additional customers are added to USM's systems.
   Cost of equipment sold reflects the increased unit sales discussed above, offset somewhat by falling manufacturers' prices per unit. The average cost of a telephone unit sold was $258 in 1994, $309 in 1993 and $390 in 1992.
   General and administrative expenses increased 26% ($19.7 million) in 1994 and 47% ($23.6 million) in 1993. These expenses include the cost of operating USM's local business offices and its corporate expenses. The increases result from the increase in the number of consolidated markets due to acquisitions as well as the growth in personnel necessary to serve the greater number of customers. USM is using an ongoing clustering strategy to combine local operations wherever feasible in order to gain operational efficiencies and reduce its administrative expenses. General and administrative expenses also increased approximately $1.5 million in 1994 due to legal expenses incurred to defend the Company against various legal claims.
   Depreciation expense increased 54% ($13.9 million) in 1994 and 55% ($9.1 million) in 1993, reflecting increases in average fixed asset balances of 54% and 56%, respectively. Amortization expense, primarily amortization of license costs, increased 34% ($6.6 million) in 1994 and 49% ($6.3 million) in 1993 due to increases in license costs.
   OPERATING INCOME was $17.4 million in 1994, compared to operating losses of $8.7 million in 1993 and $12.7 million in 1992. Operating margin on service revenues improved to 5% in 1994 from (4%) in 1993 and (10%) in 1992. The improvement in 1994 and 1993 was primarily due to improved results in the more established markets and increased revenues from growth in the customer base, offset somewhat by costs associated with the growth of USM's operations and increased losses on equipment sales.
   The Company expects service revenues to continue to grow in 1995 as customers are added to USM's existing markets, as it realizes a full year of revenue from customers and cell sites added in 1994, and as it completes acquisitions of operational systems and begins operations in new markets. Additionally, the Company thirty-nine

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

expects expenses to continue to increase significantly in 1995 as it incurs a full year of expenses for markets and cell sites added in 1994, incurs expenses associated with customer and system growth, and acquires existing markets. At least nine additional markets are expected to be added to consolidated operations during 1995. The Company expects that the costs related to acquiring, constructing and operating new markets may exceed their revenues over the next few quarters. Additionally, management believes there exists a seasonality in both service revenues and operating expenses, especially marketing expenses. As a result, the rate of growth in operating income could be reduced over the next several quarters.
   CELLULAR INVESTMENT INCOME includes USM's and TDS's share of the net income or loss of cellular markets in which they have a minority interest and for which they follow the equity method of accounting. Investment income is net of amortization of license costs relating to these minority interests.


Year Ended December 31,                         1994        1993        1992
-----------------------------------------------------------------------------
                                                    (DOLLARS IN THOUSANDS)
Cellular Investment Income
   Cellular Markets
     Managed by USM                        $     900    $   (307)     $  (976)
     Managed by Others                        25,118       16,011       10,200
                                           -----------------------------------
                                           $  26,018    $  15,704     $  9,224
------------------------------------------------------------------------------
------------------------------------------------------------------------------

   TDS's share of USM's net income (loss) was $13.7 million in 1994, ($21.2) million in 1993 and $5.1 million in 1992. The net income (loss) excludes the USM minority shareholders' share of such income (loss). The net income (loss) from cellular telephone operations does not include federal income taxes from the inclusion of USM in TDS's consolidated federal tax return. Under a tax allocation agreement, TDS does not reimburse USM currently for income tax benefits and credits. Instead, such benefits and credits are being carried forward until they can be used by USM.
   TDS owned an aggregate of 63,879,673 shares of common stock of USM at December 31, 1994, representing over 81% of the combined total of USM's outstanding Common and Series A Common Shares and over 96% of their combined voting power. Assuming USM's Common Shares are issued in all instances in which USM has the choice to issue its Common Shares or other consideration and assuming all issuances of USM's common stock to be issued to TDS and third parties for completed and pending acquisitions and Preferred Stock conversions had been completed at December 31, 1994, TDS would have owned approximately 80.3% of the total outstanding common stock of USM and controlled over 95% of the combined voting power of both classes of its common stock. In the event TDS's ownership of USM falls below 80% of the total value of all of the outstanding shares of USM's stock, TDS and USM would be deconsolidated for federal income tax purposes. TDS and USM have the ability to defer or prevent deconsolidation, if deferring or preventing deconsolidation would be advantageous, by delivering TDS Common Shares and/or cash, in lieu of USM's Common Shares in connection with certain acquisitions.

TELEPHONE OPERATIONS


Year Ended December 31,                        1994         1993         1992
-----------------------------------------------------------------------------
                       (DOLLARS IN THOUSANDS, EXCEPT PER ACCESS LINE AMOUNTS)
OPERATING REVENUES
   Local service                          $   81,986    $  72,191    $  65,131
   Network access and
     long-distance                           183,953      159,111      137,747
   Miscellaneous                              40,402       36,820       35,217
                                          ------------------------------------
                                             306,341      268,122      238,095
                                          ------------------------------------
OPERATING EXPENSES
   Network operations                         51,939       42,524       36,100
   Depreciation                               64,781       56,024       48,830
   Amortization                                4,097        3,538        3,116
   Customer operations                        43,324       39,416       35,103
   Corporate and other                        50,594       47,510       42,729
                                          ------------------------------------
                                             214,735      189,012      165,878
                                          ------------------------------------
OPERATING INCOME                           $  91,606    $  79,110    $  72,217
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Telephone revenues as a
   percent of total revenues                      42%          48%          55%
Construction expenditures*                 $ 117,867    $  82,233    $  67,357
Identifiable assets                          984,563      829,489      723,855
Telephone plant in service
   per access line                         $   2,312    $   2,205    $   2,149
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Companies                                         96           94           90
Access lines                                 392,500      356,200      321,700
Growth in access lines
   from prior year-end:
   Acquisitions                               19,700       20,100        4,000
   Internal growth                            16,600       14,400       13,700
Average monthly revenue
   per access line                         $      69     $     65    $      64
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

*INCLUDES NONCASH AMOUNTS (IN THOUSANDS) OF $2,384, $1,415 AND $1,705, IN 1994, 1993 AND 1992, RESPECTIVELY.

     Operating results for 1994 and 1993 primarily reflect increases in access lines of 10% in 1994 and 11% in 1993 due to internal growth and acquisitions. Operating revenues increased 14% to $306.3 million in 1994 and 13% to $268.1 million in 1993. Operating expenses increased 14% in 1994 and 1993. TDS Telecom is continually trying to reduce its operating expenses through ongoing cost-reduction programs. Operating cash flow increased 16% to $160.5 million in 1994 compared to an increase of 12% to $138.7 million in 1993. TDS Telecom continues to provide a growing operating cash flow and earnings to support its construction activities forty

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

as well as the development of the Company's wireless operations.
     OPERATING REVENUES from telephone operations increased 14% ($38.2 million) in 1994 and 13% ($30.0 million) in 1993. The increases in revenues were due to internal access line growth, recovery of increased costs of providing long-distance services and the effects of acquisitions. Acquisitions increased telephone revenues 7% ($19.4 million) in 1994 and 5% ($11.7 million) in 1993.
     Local service revenues increased 14% ($9.8 million) in 1994 and 11% ($7.1 million) in 1993, with acquisitions increasing these revenues 2% ($1.7 million) in 1994 and 4% ($2.5 million) in 1993. Internal growth in access lines and sales of custom-calling and other features increased local service revenues approximately $4.8 million in 1994 and $3.3 million in 1993. Certain extended community calling revenues previously reported as network access revenues and changes in settlement plans increased local service revenues approximately $1.6 million in 1994. Rate increases combined with temporary rate reductions and refunds increased local service revenues by $912,000 in 1994 and $743,000 in 1993.
     Network access and long-distance revenues increased 16% ($24.8 million) in 1994 and 16% ($21.4 million) in 1993. Acquisitions increased these revenues 10% ($16.4 million) in 1994 and 6% ($7.6 million) in 1993. An August 1994 acquisition added a long-distance carrier to TDS Telecom's operations. Recovery of increased costs of providing access to long-distance carriers increased revenues $4.1 million in 1994 and $4.4 million in 1993. Changes in Federal Communications Commission ("FCC")-mandated cost separations rules increased revenues $1.3 million in 1994 and $2.1 million in 1993. Certain settlements relating to prior periods, due primarily to retroactively billed access services and finalization of cost separation studies, increased these revenues 1% ($1.0 million) in 1994 and 2% ($3.0 million) in 1993. The remainder of the revenue increase in 1994 and 1993 was primarily due to increased minutes of use, increases in access lines served and changes in rates of return.
     Miscellaneous revenues increased 10% ($3.6 million) in 1994 and 5% ($1.6 million) in 1993. Acquisitions increased miscellaneous revenues 4% ($1.3 million) in 1994 and 5% ($1.7 million) in 1993. Increased sales and leases of customer premise equipment increased revenues 3% ($1.2 million) in 1994. A new contract for billing and collection services decreased these revenues 2% ($550,000) in 1993. The remaining increases in 1994 and 1993 are due to increased message volumes, provision of billing and collection services for Alternate Operator Service providers, and additional non-regulated revenues as a result of increased marketing efforts and access line growth.
     OPERATING EXPENSES increased 14% ($25.7 million) in 1994 and 14% ($23.1 million) in 1993. The effects of acquisitions increased expenses 9% ($16.6 million) in 1994 and 5% ($9.0 million) in 1993. Network forty-one

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

operations expense increased 22% ($9.4 million) in 1994 and 18% ($6.4 million) in 1993, with acquisitions increasing these expenses 21% ($8.9 million) in 1994 and 8% ($2.9 million) in 1993. As discussed above, an August 1994 acquisition added a long-distance carrier to TDS Telecom's operations. The remaining increases in 1994 and 1993 were primarily due to salary and work force changes along with the effects of general inflation.
     Depreciation and amortization expense increased 16% ($9.3 million) in 1994 and 15% ($7.6 million) in 1993, with acquisitions increasing such expense 6% ($3.3 million) in 1994 and 5% ($2.7 million) in 1993. Lump-sum depreciation adjustments and increases in certain depreciation rates increased these expenses 4% ($2.4 million) in 1994 and 4% ($2.2 million) in 1993. The remainder of the increase in depreciation expense is due to growth in plant and equipment. The composite depreciation rate was 7.5% in 1994, 7.3% in 1993 and 7.2% in 1992.
     Customer operations expense increased 10% ($3.9 million) in 1994 and 12% ($4.3 million) in 1993, with acquisitions providing 5% ($1.9 million) of the increase in 1994 and 4% ($1.4 million) in 1993. The remainder of the increase is due primarily to increases in salary and workforce changes, customer billing and programming costs and increased marketing activities.
     Corporate and other expenses increased 6% ($3.1 million) in 1994 and 11% ($4.8 million) in 1993, with acquisitions increasing these expenses 5% ($2.6 million) in 1994 and 5% ($2.0 million) in 1993. The remainder of the increases are due primarily to the effects of inflation, employee-related costs, additional staffing and increases in legal and other costs related to new business development and long-range planning activities.
     OPERATING INCOME from telephone operations increased 16% ($12.5 million) in 1994 and 10% ($6.9 million) in 1993. The effects of acquisitions increased operating income 4% ($2.8 million) in 1994 and 4% ($2.8 million) in 1993. The telephone operating margin was 30% in 1994, 1993 and 1992. The 1994 increase in operating income reflects additional 1994 revenues from recovery of increased costs of providing long-distance services and from growth in access lines and minutes of use. These increases in revenues were offset somewhat by increased costs for network operations and customer billing and by increased depreciation.
     TDS Telecom's revenues are expected to continue to increase in 1995. However, due to expected increases in customer operations expense (primarily due to increased marketing activities), accelerated depreciation on certain switching equipment and the long-distance company acquired, which has lower margins than the telephone operations, the 1995 operating margin may be lower than the 1994 level.
     TDS Telecom currently complies with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Recently several large companies in the telephone industry have announced that they will no longer apply the provisions of SFAS 71. Criteria that would give rise to the discontinuance of SFAS No. 71 at TDS Telecom include: 1) increasing competition that would restrict TDS Telecom's ability to establish prices to recover specific costs, and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. These criteria are reviewed on a state-by-state basis to determine whether continued application of SFAS No. 71 is appropriate. While management is studying the impact the discontinuance of SFAS No. 71 might have on TDS Telecom's results of operations, the Company has no current plans to change its method of accounting.

RADIO PAGING OPERATIONS




Year Ended December 31,                         1994        1993        1992
------------------------------------------------------------------------------
                               (Dollars in thousands, except per unit amounts)
SERVICE OPERATIONS
  REVENUES                                  $  77,520   $  64,384    $  48,582
  Costs and expenses
    Cost of services                           19,347      15,837       12,147
    Selling and advertising                    13,249      11,131       10,419
    General and
      administrative                           27,947      24,783       20,585
    Depreciation                               14,537      11,182        9,335
    Amortization                                2,641       2,210        1,077
                                          ------------------------------------
                                               77,721      65,143       53,563
                                          ------------------------------------

    Service
      Operating (Loss)                          (201)       (759)      (4,981)
                                          ------------------------------------
EQUIPMENT SALES
  REVENUES                                     14,545      10,979        6,134
  Cost of equipment sold                       14,513      10,941        6,600
                                          ------------------------------------
    Equipment Sales
      Income (Loss)                                32          38        (466)
                                          ------------------------------------
OPERATING (LOSS)                            $   (169)   $   (721)   $  (5,447)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Radio paging revenues
  as a percent of
  total revenues                                   13%         14%          13%
Additions to property
  and equipment*                            $  27,403   $  24,813     $ 15,501
Identifiable assets                         $ 146,107   $  74,923     $ 57,080
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Pagers in service                             652,800     460,900      322,200
Average monthly service
  revenue per unit                              $  12       $  14        $  15
Transmitters in service                           943         685          532
Churn rate per month                              2.6%        2.9%         2.9%
Marketing cost per net
  customer unit addition                        $  86       $  87       $  138
------------------------------------------------------------------------------
------------------------------------------------------------------------------

*DOES NOT INCLUDE CASH EXPENDITURES (IN THOUSANDS) OF $2,248 IN 1994, WHICH RELATE TO ADDITIONS IN PRIOR PERIODS. INCLUDES NONCASH AMOUNTS (IN THOUSANDS) OF $2,177 AND $1,128 IN 1993 AND 1992, RESPECTIVELY.

                                    forty-two

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  APP continued its strong growth in customer units in service and revenue in 1994 and 1993. Improved economies of scale and continuing improvements in business processes and systems provided support for the improvement in the operating results. As a result, operating loss in 1994 improved to ($169,000) from ($721,000) in 1993.
  Service Revenues increased 20% ($13.1 million) in 1994 and 33% ($15.8 million) in 1993, primarily as a result of growth in the number of pagers in service, offset somewhat by a decline in average monthly service revenue per unit. In 1994, service revenues increased 38% ($24.4 million) due to growth in customer units and declined 7% ($4.7 million) due to a decrease in average monthly service revenue per unit and 10% $6.6 million) due to a shift in distribution channels. Pagers in service increased 42% (191,900, including 35,000 from an acquisition) in 1994 and 43% (138,700, including 10,700 from an acquisition) in 1993. Average monthly service revenue per unit was $12 in 1994, $14 in 1993 and $15 in 1992. The decline in APP's average service revenue per unit is consistent with the industry trend. Declining average monthly service revenue per unit is related to a shift toward lower revenue distribution channels such as resellers and retail stores as well as competitive factors. Reseller units in service as a per-cent of total units increased to 29% in 1994, from 19% in 1993.
  SERVICE EXPENSES increased 19% ($12.6 million) in 1994 and 22% ($11.6 million) in 1993 primarily as a result of the costs of system expansion and serving new customers. However, average monthly operating cost per unit improved to $7 in 1994 from $9 in 1993 and $10 in 1992 as a result of achieving increasing economies of scale and operating efficiencies.
  Cost of services increased 22% ($3.5 million) in 1994 and 30% ($3.7 million) in 1993. The additional costs of providing service to the increased customer base, which includes alphanumeric transcription, nationwide and local reseller and telephone expenses, increased cost of services approximately $1.2 million in 1994 and $3.0 million in 1993. The remainder of the increases in cost of services were due primarily to the costs of upgrading and expanding APP's transmission systems to improve reliability and coverage. APP had 943 transmitters in service at year-end 1994, 685 at year-end 1993 and 532 at year-end 1992.
  Selling and advertising expense increased 19% ($2.1 million) in 1994 and 7% ($712,000) in 1993. Commission expense increased approximately $1.0 million in 1994 due to commissions associated with APP's movement into the retail market. Selling and advertising expense increased at a slower rate than the rate of growth in pagers in service due to improved productivity of sales personnel and increased use of lower-cost distribution channels such as resellers and retail outlets.


                                   forty-three

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Cost per gross customer unit added, excluding acquisitions, was $41 in 1994, $42 in 1993 and $62 in 1992.
  General and administrative expense increased 13% ($3.2 million) in 1994 and 20% ($4.2 million) in 1993. Increases in employee-related costs increased general and administrative expenses $420,000 in 1994 and $1.6 million in 1993. Costs related to maintenance of APP's customer billing system as well as costs associated with billing additional customers increased these expenses $660,000 in 1994. Bad debt expense increased $670,000 in 1994 and $1.1 million in 1993 due to APP's increased use of retail distribution and the increase in the customer base. Somewhat offsetting these increases was a refund of health and life insurance premiums totalling $540,000 in 1994. Certain amounts included as general and administrative expenses in 1992 have been reclassified as equipment sales revenues and cost of equipment sold to conform to 1994's and 1993's presentation.
  Depreciation and amortization charges increased 28% ($3.8 million) in 1994 and 29% ($3.0 million) in 1993, reflecting increased investment in pagers and related equipment and acquisitions. APP's gross fixed assets grew 25% in 1994 and 20% in 1993, primarily due to increases in terminals, transmitters and pagers. Based on a study of useful lives, APP shortened the estimated useful lives of pagers and transmitters beginning July 1, 1994. The change in estimated useful lives increased depreciation expense by approximately $1.5 million in 1994 and is expected to increase depreciation expense approximately $3.8 million in 1995.
  EQUIPMENT SALES REVENUES increased 32% ($3.6 million) in 1994 and 79% ($4.8 million) in 1993 due to APP's increased emphasis on selling rather than leasing pagers to customers, particularly through retail stores, resellers and Company-operated retail outlets. Cost of equipment sold increased 33% ($3.6 million) in 1994 and 66% ($4.3 million) in 1993. While APP generally plans to make a profit on equipment sales, it may discount paging equipment due to competitive pressures, sales promotions or sales of discontinued pagers. In June 1993, APP elected to cease national retailer distribution of pagers through its wholly owned subsidiary, American Paging Network ("APN"). The decision to cease operations at APN resulted in a pretax charge of $1.0 million, included in other income, net in the Consolidated Statements of Income.
  OPERATING LOSS was $169,000 in 1994, compared to $721,000 in 1993 and $5.4 million in 1992. Operating margin improved to nearly break even in 1994 from (1%) in 1993 and (11%) in 1992. The improvement in operating loss reflects a) rapid growth in revenues due to the growth in the customer base, offset somewhat by a continuing decline in average monthly service revenue per unit and APP's increased use of lower revenue but higher margin distribution channels and b) increasing economies of scale and process improvements which resulted in operating expenses increasing at a slower rate than revenues. The lower revenue distribution channels, while reducing the rate of revenue growth, are associated with lower customer acquisition costs.
  The Company expects service revenues to continue to grow in 1995 as customers are added to APP's existing service areas and as it realizes a full year of revenue from customers added in 1994. The industry trend of declining average monthly service revenue per unit is expected to continue in 1995. The Company expects expenses to continue to increase in 1995 as the customer base grows and as APP continues to upgrade and expand its transmission systems to further improve reliability and coverage.

PARENT AND SERVICE COMPANY OPERATIONS

  OTHER INCOME, NET includes the gross income of TDS's computer, printing and other service companies and costs of corporate operations.


Year Ended December 31,                         1994        1993        1992
-----------------------------------------------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Additions to property
  and equipment*                             $  7,754    $  7,386    $  20,555
Identifiable assets                          $ 75,315    $ 79,202    $  56,756
------------------------------------------------------------------------------
------------------------------------------------------------------------------

* DOES NOT INCLUDE CASH EXPENDITURES (IN THOUSANDS) OF $333 AND $426 IN 1994 AND 1993, RESPECTIVELY, WHICH RELATE TO PRIOR PERIODS. INCLUDES NONCASH EXPENDITURES (IN THOUSANDS) OF $7,994 IN 1992.

INFLATION

  Management believes that inflation affects TDS's business to no greater extent than the general economy.

FINANCIAL RESOURCES
AND LIQUIDITY

  TDS and its subsidiaries operate relatively capital-intensive businesses. Rapid growth has caused financing requirements for construction, expansion and acquisition programs to exceed internally generated cash flow in recent years. Accordingly, TDS and USM have obtained substantial funds from external sources to finance construction and development of cellular telephone systems and to fund acquisitions during the past three years. Continued requirements for construction, expansion and acquisition activities will require substantial additional funds from external sources.
  CASH FLOWS FROM OPERATING ACTIVITIES, as presented in the Consolidated Statements of Cash Flows, increased 40% ($64.5 million) in 1994 and 39% ($44.8 million) in 1993. The increases represent primarily improved operating results in all three business segments and increases in operating payables. Operating forty-four

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

cash flow (operating income plus depreciation and amortization) totalled $260.3 million in 1994, $187.7 million in 1993 and $146.1 million in 1992. Cash flows for other operating activities (investment and other income, interest and income tax expense, and changes in working capital and other assets and liabilities) required $35.6 million in 1994, $27.5 million in 1993 and $30.7 million in 1992.


Year Ended December 31,                         1994        1993        1992
------------------------------------------------------------------------------
                                                   (DOLLARS IN THOUSANDS)
Operating cash flow
  Cellular telephone                        $  82,839   $  36,371    $  16,934
  Telephone                                   160,484     138,672      124,164
  Radio paging                                 17,009      12,671        4,964
                                          ------------------------------------
                                              260,332     187,714      146,062
Other operating
  activities                                  (35,646)    (27,518)     (30,703)
                                          ------------------------------------
                                            $ 224,686   $ 160,196    $ 115,359
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  CASH FLOWS FROM FINANCING ACTIVITIES totalled $144.0 million in 1994, $131.0 million in 1993 and $83.2 million in 1992. TDS has used short-term debt to finance its cellular telephone and radio paging operations, for acquisitions and for general corporate purposes. Proceeds from the sale of long-term debt and equity securities from time to time have retired such short-term debt. The Company's external financing requirements for 1994, 1993 and 1992 were met as follows:
    1994: TDS sold 100,000 Common Shares for cash. The $4.9 million proceeds were used to reduce short-term debt by $4.2 million and for general corporate purposes. APP issued 3.5 million Common Shares in an initial public offering at a price of $14.00 per share. TDS used the $45.6 million proceeds (after underwriting discount) to reduce short-term debt and for general corporate purposes. Short-term bank debt provided an additional $92.3 million, net of repayments, in financing during 1994.
    1993: TDS sold 1.3 million Common Shares for cash. The $65.6 million net proceeds were used to retire short-term bank debt totalling $58.9 million and for general corporate purposes. Also in 1993, the Company sold $92.5 million under its MTN program, most of which was used to retire short-term debt. Additionally, USM sold approximately 1.1 million of its Common Shares in 1993 to parties other than TDS pursuant to a rights offering. TDS used the $37 million proceeds to retire existing short-term debt.

                                   forty-five

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    1992: Sales of common stock by TDS provided most of the Company's external financing requirements during 1992.
    TDS and USM have also issued TDS Common Shares, TDS Preferred Shares and USM Common Shares to third parties to acquire cellular interests and telephone companies.
  USM and TDS Telecom have also used long-term debt to finance their construction and development activities. USM financed cellular system equipment and construction costs totalling $18.0 million in 1994 and $36.6 million in 1992 under vendor financing arrangements. Loans under these programs bear interest at 2.25% to 2.3% over the 90-day Commercial Paper Rate and have terms of seven to eight years. Telephone subsidiaries borrowed $16.8 million in 1994, $28.2 million in 1993 and $14.4 million in 1992 under the Rural Utility Service and the Rural Telephone Bank long-term federal government loan programs. Financing under these programs comprises 96% of total outstanding telephone subsidiary long-term debt at an average annual interest rate of 5.39%.
  Consolidated equity capital increased to 62% of total capitalization at December 31, 1994, compared to 55% at the end of 1991, primarily as a result of equity offerings and stock issuances in connection with acquisitions. TDS targets a ratio of equity to total capital in the range of 55% to 65%.
  CASH FLOWS FROM INVESTING ACTIVITIES required cash totalling $399.6 million in 1994, $276.3 million in 1993 and $194.8 million in 1992. Such activities primarily consisted of additions to property, plant and equipment, acquisitions and investments in cellular telephone partnerships. Cash expenditures for property, plant and equipment additions totalled $321.4 million in 1994, $198.7 million in 1993 and $148.6 million in 1992.
  USM constructed 225 cell sites in 1994, 138 in 1993 and 107 in 1992. TDS Telecom installed 32 digital switches in 1994, 54 in 1993 and 18 in 1992, and made substantial improvements in outside plant facilities during each year. In addition to substantial expenditures for pagers in the past three years, APP added 258 new transmitters in 1994, 153 in 1993 and 48 in 1992 to improve signal quality and expand the coverage areas of its paging systems.
  During the past three years, TDS purchased cellular telephone, telephone and paging interests as part of its ongoing acquisition program. During 1994, the Company completed the purchase of cellular interests representing 1.3 million population equivalents, including controlling interests in nine cellular markets and several minority interests, three telephone companies (which also own cellular interests representing 182,000 population equivalents), and one paging company. During 1993, the Company completed the purchase of cellular interests representing 3.8 million population equivalents, including controlling interests in 25 cellular markets and several minority cellular interests, four telephone companies (which also own cellular interests representing 416,000 population equivalents), and one paging company. During 1992, the Company completed the purchase of cellular interests representing 2.6 million population equivalents including controlling interests in 13 cellular markets and several minority interests, five telephone companies and two paging companies. Some of the entities acquired during 1994, 1993 and 1992 were subject to acquisition agreements prior to the year acquired. The consideration paid for these acquisitions is shown in the following table.


Year Ended December 31,                          1994        1993        1992
------------------------------------------------------------------------------
                                                     (DOLLARS IN MILLIONS)
Cash                                         $   40.4     $  58.8      $  27.6
Cancellation of a
  Note Receivable                                 1.4          --           --
TDS Common Shares
  (3.7 million, 6.8 million and
  3.7 million, respectively)                    171.7       277.1        134.5
TDS Series A Common
  Shares (199,000)                                 --          --           .1
TDS Preferred Shares
  (125,000 and 30,000,
   respectively)                                 12.5         3.0           --
TDS Common Shares
  Issuable
  (42,000 and 94,000,
   respectively)                                  2.0         4.5           --
USM Common Shares
  (53,000, 157,000 and
  130,000, respectively)                          1.4         4.7          2.8
USM Common Shares
  Issuable in the future
  (140,000 and 778,000
   respectively)                                   --         3.0         16.7
Subsidiary preferred stock
  (29,000)                                         --         2.9           --
                                          ------------------------------------
  Total Consideration                        $  229.4    $  354.0     $  181.7
------------------------------------------------------------------------------
------------------------------------------------------------------------------

  ANTICIPATED REQUIREMENTS for 1995 reflect the Company's construction, expansion and acquisition programs. Cellular telephone, telephone, radio paging and other property, plant and equipment additions are anticipated to aggregate approximately $350 million for 1995. The cellular capital additions budget totals $180 million for 1995 including anticipated expenditures for both enhancements to existing systems and construction of new systems. The telephone plant additions budget totals approximately $110 million in 1995, including about $37 million for new digital switches and other switching facilities and $54 million for improvements to outside plant facilities. Radio paging property and forty-six

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

equipment additions, primarily the purchase of pagers, are anticipated to total about $35 million in 1995. Other fixed asset expenditures are estimated to total $25 million in 1995.
  APP was the successful bidder in 1994 for five regional Personal Communications Services ("PCS") licenses, providing equivalent coverage to that of a nationwide license, at auction by the FCC. APP's bids for the licenses aggregated $53.6 million. Pursuant to the FCC auction procedures, APP made a 20% down payment of $10.7 million in 1994 and will pay the remaining 80% or $42.9 million within five business days after the FCC grants the licenses (expected to be in the first quarter of 1995). APP is currently evaluating several uses for the licenses. However, it does not expect construction of the systems to require significant additional capital expenditures in 1995.
  In March 1995, American Portable Telecommunications ("APT"), a wholly owned subsidiary of TDS, was the successful bidder for eight broadband PCS licenses at an auction conducted by the FCC. These 30 MHz PCS licenses will, when granted, authorize the Company to provide two-way voice and data services on new wireless, digital networks. TDS's licenses cover the Major Trading Areas of Minneapolis-St. Paul, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City, Columbus, Alaska and Guam-N. Mariana Islands, and account for 27.9 million 1994 pops.
  APT's successful bid commitment totalled $289.2 million for the eight licenses, or $10.35 per 1994 pop. As required by FCC auction procedures, the Company will make a 20% down payment (less its initial $20.4 million deposit) on the licenses by March 20, 1995, and complete the payment five business days after the FCC has granted the licenses. Management anticipates that construction, development and introduction of PCS networks and services in these new markets may involve expenditures of $400 million to $500 million or more over the next five years. TDS is considering a variety of financing options that appropriately balance the interests of its shareholders and debtholders.
  TDS's active acquisition program may require substantial external financing during 1995. The Company maintains a shelf registration of its Common Shares for use in connection with acquisitions. The following table shows outstanding Common and Series A Common Shares, Common Shares reserved for pending acquisitions, and Common Shares registered under such shelf registration.


Common and Series A Common Shares
-----------------------------------------------------------------------------
                                                   (SHARES IN THOUSANDS)
Shares outstanding December 31, 1994                       54,824
Shares reserved for pending acquisitions
  under definitive agreements                               2,762
                                                           -------
Total shares outstanding and committed                     57,586
-----------------------------------------------------------------------------
Unissued shares previously registered for
  acquisitions, including shares reserved
  under definitive agreements                               3,891
------------------------------------------------------------------------------
------------------------------------------------------------------------------


  TDS and/or USM have entered into definitive agreements at December 31, 1994, to acquire controlling interests in seven cellular markets plus several minority interests representing an aggregate of approximately 1.2 million population equivalents for an aggregate consideration estimated to be $101.5 million. If all of these acquisitions are completed as planned, TDS and/or USM will issue approximately 1.9 million TDS Common Shares and 102,000 USM Common Shares and will pay approximately $12.7 million in cash. Any cellular interests acquired by TDS in these transactions are expected to be assigned to USM, and at the time this occurs, USM will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of USM Common Shares, notes payable and cash. USM has also entered into agreements to exchange markets with four other cellular operators. Pursuant to the exchange agreements, USM will receive majority interests in nine new markets in exchange for majority interests in seven markets USM currently owns. Additionally, USM has commitments to issue 803,000 Common Shares in 1995 and 1996 in connection with acquisitions closed in 1992 and prior years.
  At December 31, 1994, the Company had agreements awaiting regulatory approvals to acquire controlling interests in four telephone companies (which also own cellular interests representing approximately 45,000 population equivalents) for an aggregate consideration of $40.7 million. Completion of these pending acquisitions will require the issuance of approximately 897,000 TDS Common Shares and the payment of $250,000 in cash.
  TDS and USM plan to continue to acquire additional cellular interests in markets that strengthen USM's position, while at the same time considering the disposition of interests in some markets that do not fit well with USM's long-term plans. TDS and USM are currently negotiating agreements for the acquisition of additional cellular interests. TDS and APP are also currently negotiating agreements for the acquisition of additional telephone and paging companies, respectively.
  TDS is a party to a legal proceeding before the FCC involving a cellular license in a Wisconsin Rural Service Area. In March 1995, a preliminary settlement forty-seven

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

was reached with a group of Wisconsin telephone companies (the "Settlement Group") involved in that proceeding, and a definitive agreement was executed with another party in the same proceeding. The proposed settlements, which follow extensive discovery by the FCC and other parties, contemplate a summary decision finding that TDS and its affiliates are fully qualified to be FCC licensees. The final settlements will be subject to the negotiation of a definitive agreement with the Settlement Group and the action of the judge presiding in the FCC proceeding. See Note 12 of Notes to Consolidated Financial Statements; Legal Proceedings (La Star and Wisconsin RSA 8 Applications), for further discussion of the proceeding involving the Wisconsin RSA.
  LIQUIDITY. Management believes that TDS has sufficient internal and external resources to finance the anticipated requirements of its business development, construction and acquisition programs. TDS and its subsidiaries have cash and temporary investments totalling $44.6 million and longer-term investments totalling $72.0 million at December 31, 1994. These investments are primarily the result of telephone operations' internally generated cash. While certain regulated telephone subsidiaries' debt agreements place limits on intercompany dividend payments, these restrictions are not expected to affect the Company's ability to meet its cash obligations.
  TDS and its subsidiaries also have access to a variety of external capital sources. The TDS Telecom telephone subsidiaries had $110.6 million in unadvanced loan funds from federal government programs at year-end to finance the telephone construction program. These loan commitments have a weighted average annual interest rate of 6.01%.
  TDS and its subsidiaries had $168.1 million of bank lines of credit for general corporate purposes at December 31, 1994, $143.1 million of which were committed. Unused amounts of such lines totalled $70.2 million, $45.2 million of which were committed. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.
     TDS and USM also have access to debt and equity capital markets, including shelf registration statements covering the issuance of common stock for acquisitions, and in the case of TDS, covering the issuance of Common Shares for cash. TDS's shelf registration statement for Common Shares for acquisitions had
3.9 million unissued shares at December 31, 1994, including 2.8 million shares reserved under definitive agreements. TDS has a universal shelf registration statement which may be used from time to time to issue debt securities and/or Common Shares for cash. As of December 31, 1994, $277.6 million remained unused on the universal shelf. The unused amount may be used for debt or equity security issuances including the sale of debt under TDS's $150 million Series
C MTN Program.
  The Company plans to continue financing its telephone construction program primarily using internally generated cash supplemented by long-term financing from federal government programs. Internally generated cash financed 85% of telephone property, plant and equipment additions in 1994, 60% in 1993 and 76% in 1992. The balance was financed through federal government programs.
  Management believes that TDS's internal cash flows and funds available from cash and cash investments provide substantial financial flexibility. TDS also has substantial lines of credit and longer-term financing commitments to help meet its short- and longer-term financing needs. Moreover, TDS, USM and APP have access to public and private capital markets and anticipate issuing debt and equity securities when capital requirements (including acquisitions), financial market conditions and other factors warrant.

                                   forty-eight

SELECTED CONSOLIDATED FINANCIAL DATA



Year Ended or at December 31,                      1994           1993           1992           1991           1990
-------------------------------------------------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Operating Revenues                            $ 730,810     $  557,795     $  432,740      $ 340,160     $  286,743

Operating Income                                108,822         69,733         54,065         40,661         47,124

Net Income Before

  Extraordinary Item and Cumulative

    Effect of Accounting Changes                 60,544         33,896         38,520         21,113         27,208

Extraordinary Item                                   --             --           (769)            --              --

Cumulative Effect of

  Accounting Changes                               (723)            --         (6,866)        (5,035)            --

Net Income                                       59,821         33,896         30,885         16,078         27,208

Net Income Available to Common               $   58,012     $   31,510     $   28,648      $  14,390     $   26,047

Weighted Average

  Common Shares (000s)                           54,197         47,266         39,074         33,036         30,415

Earnings per Common Share:

  Before Extraordinary Item and

    Cumulative Effect of

    Accounting Changes                       $     1.07     $      .67     $      .91      $     .59     $      .86

  Extraordinary Item                                 --             --           (.02)            --             --

  Cumulative Effect of

    Accounting Changes                             (.01)            --           (.17)          (.15)            --

  Net Income                                 $     1.06     $      .67     $      .72      $     .44     $      .86

Pretax Profit on Revenues                          13.9%          10.8%          15.8%          10.6%          15.2%

Effective Income Tax Rate

  (Before Extraordinary Item and

     Cumulative Effect of

     Accounting Changes)                           40.2%          43.9%          43.6%          41.4%          37.6%

Dividends per Common

  and Series A Common Share                  $      .36     $      .34     $      .32      $     .30     $      .28



Cash and Cash Equivalents

  and Temporary Investments                      44,566         73,385         58,145         53,346         65,824

Property, Plant and Equipment (Net)           2,153,575      1,738,298      1,275,516        997,187        624,541

Total Assets                                  2,790,127      2,259,182      1,696,486      1,368,145        940,289

Notes Payable                                    98,608          6,309         46,816         41,283         70,571

Long-term Debt (including

  current portion)                              562,164        537,566        426,885        395,960        270,066

Redeemable Preferred Shares

  (including current portion)                    25,001         27,367         27,967         28,779          6,965

Common Stockholders' Equity                   1,473,038      1,224,285        877,419        645,290        429,666

Construction Expenditures                    $  311,477     $  208,520     $  162,245     $  154,574     $  111,002

Current Ratio                                        .5            1.1             .9             .9             .8

Common Equity per Share                      $    26.85     $    24.15     $    21.27     $    18.42     $    14.17
-------------------------------------------------------------------------------------------------------------------






                                   forty-nine

CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31,                           1994        1993       1992
-------------------------------------------------------------------------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES
  Cellular telephone                            $332,404    $214,310   $139,929
  Telephone                                      306,341     268,122    238,095
  Radio paging                                    92,065      75,363     54,716
                                               --------------------------------
                                                 730,810     557,795    432,740
-------------------------------------------------------------------------------
OPERATING EXPENSES
  Cellular telephone                             315,019     222,966    152,634
  Telephone                                      214,735     189,012    165,878
  Radio paging                                    92,234      76,084     60,163
                                               --------------------------------
                                                 621,988     488,062    378,675
-------------------------------------------------------------------------------
OPERATING INCOME                                 108,822      69,733     54,065
-------------------------------------------------------------------------------
INVESTMENT AND OTHER INCOME (EXPENSE)
  Interest and dividend income                    10,612       8,082      7,708
  Minority share of income                        (9,079)       (475)    (3,703)
  Cellular investment income,
    net of license cost amortization              26,018      15,704      9,224
  Gain on sale of cellular
    and telephone interests                        7,457       4,970     31,396
  Other (expense) income, net                     (1,322)       (155)     2,207
                                               --------------------------------
                                                  33,686      28,126     46,832
-------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES          142,508      97,859    100,897
Interest expense                                  41,251      37,466     32,610
-------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                       101,257      60,393     68,287
Income tax expense                                40,713      26,497     29,767
-------------------------------------------------------------------------------
NET INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES         60,544      33,896     38,520
Extraordinary Item                                    --          --       (769)
Cumulative Effect of Accounting Changes             (723)         --     (6,866)
-------------------------------------------------------------------------------
NET INCOME                                        59,821      33,896     30,885
Preferred Dividend Requirement                    (1,809)     (2,386)    (2,237)
-------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON                  $ 58,012   $  31,510  $  28,648
-------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES (000s)             54,197      47,266     39,074
EARNINGS PER COMMON SHARE:
  Before Extraordinary Item and
    Cumulative Effect of Accounting Changes     $   1.07    $    .67  $     .91
  Extraordinary Item                                  --          --       (.02)
  Cumulative Effect of Accounting Changes           (.01)         --       (.17)
                                                --------------------------------
  Net Income                                    $   1.06    $    .67  $     .72
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
DIVIDENDS PER COMMON
  AND SERIES A COMMON SHARE                     $    .36    $    .34   $    .32
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      fifty

CONSOLIDATED STATEMENTS OF CASH FLOWS



Year Ended December 31,                                           1994           1993           1992
------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income                                                  $ 59,821       $ 33,896       $ 30,885

  Add (Deduct) adjustments to reconcile net income

    to net cash provided by operating activities

      Extraordinary item                                            --             --            769

      Cumulative effect of accounting changes                      723             --          6,866

      Depreciation and amortization                            161,796        127,509         98,986

      Deferred taxes                                            14,529          5,846          6,999

      Investment income                                        (30,083)       (20,015)       (13,265)

      Minority share of income                                   9,079            475          3,703

      Gain on sale of cellular

        and telephone interests                                 (7,457)        (4,970)       (31,396)

      Other noncash expense                                      5,410          5,336         10,128

      Change in accounts receivable                            (22,401)       (11,262)       (10,057)

      Change in accounts payable                                31,714         11,308          6,984

      Change in accrued taxes                                   (4,638)         4,661          1,087

      Change in other assets and liabilities                     6,193          7,412          3,670
                                                             -----------------------------------------
                                                               224,686        160,196        115,359
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

  Long-term debt borrowings                                     36,916        122,275         59,294

  Repayment of long-term debt                                  (33,710)       (37,969)       (40,517)

  Premium on retirement of long-term debt                           --             --         (1,117)

  Change in notes payable                                       92,318        (40,533)         5,507

  Common stock issued                                           11,185         69,644         72,201

  Minority partner capital contributions (distributions)        12,504         (1,528)         1,690

  Redemption of preferred shares                                    (9)          (220)          (407)

  Dividends paid                                               (20,906)       (17,830)       (13,902)

  Sale of stock by a subsidiary                                 45,714         37,154            407
                                                             -----------------------------------------
                                                               144,012        130,993         83,156
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Additions to property, plant and equipment                  (321,435)      (198,743)      (148,619)

  Investments in and advances

    to cellular minority partnerships                          (24,444)       (14,595)       (16,981)

  Distributions from partnerships                               17,375         11,943          9,676

  Investments in PCS licenses                                  (31,604)            --             --

  Proceeds from investment sales                                 6,000          6,750          7,343

  Other investments                                            (10,313)       (35,054)       (16,934)

  Acquisitions, excluding cash acquired                        (37,552)       (51,579)       (30,117)

  Change in temporary investments                                2,342          4,945            864
                                                             -----------------------------------------
                                                              (399,631)      (276,333)      (194,768)
------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH

  AND CASH EQUIVALENTS                                         (30,933)        14,856          3,747

CASH AND CASH EQUIVALENTS-

  Beginning of period                                           55,666         40,810         37,063
                                                              ----------------------------------------
  End of period                                               $ 24,733       $ 55,666       $ 40,810
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE
AN INTEGRAL PART OF THESE STATEMENTS.

                                    fifty-one

CONSOLIDATED BALANCE SHEETS-ASSETS


December 31,                                                      1994                1993
--------------------------------------------------------------------------------------------
                                                                    (DOLLARS IN THOUSANDS)

CURRENT ASSETS

  Cash and cash equivalents                                 $   24,733          $   55,666

  Temporary investments                                         19,833              17,719

  Construction funds                                             1,309               1,473

  Accounts receivable

    Due from customers, less allowance

      of $2,785 and $2,093, respectively                        52,897              37,802

    Other, principally connecting companies                     57,369              42,994

  Materials and supplies, at average cost                       17,106              13,870

  Other                                                         12,671              10,032
                                                            --------------------------------
                                                               185,918             179,556
--------------------------------------------------------------------------------------------
INVESTMENTS

  Cellular limited partnership interests                       111,733             101,210

  Cellular license acquisition costs, net of amortization       94,470              92,277

  Marketable equity securities                                  25,604              19,368

  Marketable non-equity securities                              71,314              64,556

  Other                                                         60,806              50,976
                                                            --------------------------------
                                                               363,927             328,387
--------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT

  Cellular Telephone

    In service and under construction                          479,457             306,118


    License acquisition costs                                  979,492             816,621
                                                            --------------------------------
                                                             1,458,949           1,122,739

    Less accumulated depreciation and amortization             169,112             108,636
                                                            --------------------------------
                                                             1,289,837           1,014,103
                                                            --------------------------------
  Telephone

    In service and under construction,

      substantially at original cost                           995,601             846,491

    Less accumulated depreciation                              386,487             322,301
                                                            --------------------------------
                                                               609,114             524,190

    Franchise and other costs in excess of the underlying

      book value of subsidiaries, net of amortization          151,107             114,658
                                                            --------------------------------
                                                               760,221             638,848
                                                            --------------------------------
  Radio Paging

    In service                                                 110,779              84,282

    Less accumulated depreciation and amortization              39,962              31,337
                                                            --------------------------------
                                                                70,817              52,945
                                                            --------------------------------
  Other

    In service                                                  66,832              57,228

    Less accumulated depreciation and amortization              34,132              24,826
                                                            --------------------------------
                                                                32,700              32,402
                                                            --------------------------------
                                                             2,153,575           1,738,298
--------------------------------------------------------------------------------------------
OTHER ASSETS AND DEFERRED CHARGES

  PCS licenses and deposits                                     74,501                  --

  Other                                                         12,206              12,941
                                                            --------------------------------
                                                                86,707              12,941
                                                            --------------------------------
                                                            $2,790,127          $2,259,182
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.




                                    fifty-two

CONSOLIDATED BALANCE SHEETS-LIABILITIES AND STOCKHOLDERS' EQUITY


December 31,                                                           1994                1993
-------------------------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES

   Current portion of long-term debt and preferred shares        $   37,447          $   24,859

   Notes payable                                                     98,608               6,309

   Accounts payable                                                 112,967              82,878

   Due to FCC - PCS licenses                                         42,897                  --

   Advance billings and customer deposits                            20,898              17,273

   Accrued interest                                                  10,054               8,968

   Accrued taxes                                                      3,894               7,995

   Other                                                             19,419              15,249
                                                                 --------------------------------
                                                                    346,184             163,531
-------------------------------------------------------------------------------------------------



DEFERRED LIABILITIES AND CREDITS

   Investment tax credits                                             5,116               6,285

   Income taxes                                                      80,274              59,842

   Postretirement benefits obligation other than pensions            14,379              14,213

   Other                                                             19,307              10,639
                                                                 --------------------------------
                                                                    119,076              90,979
-------------------------------------------------------------------------------------------------



LONG-TERM DEBT, excluding current portion                           536,509             514,442
-------------------------------------------------------------------------------------------------



REDEEMABLE PREFERRED SHARES, excluding current portion               13,209              25,632
-------------------------------------------------------------------------------------------------



MINORITY INTEREST in subsidiaries                                   272,292             223,480
-------------------------------------------------------------------------------------------------



NONREDEEMABLE PREFERRED SHARES                                       29,819              16,833
-------------------------------------------------------------------------------------------------




COMMON STOCKHOLDERS' EQUITY

   Common Shares, par value $1 per share;

      authorized 100,000,000 shares; issued and outstanding

      47,937,570 and 43,503,584 shares, respectively                 47,938              43,504

   Series A Common Shares, par value $1 per share;

      authorized 25,000,000 shares; issued and outstanding

      6,886,684 and 6,881,001 shares, respectively                    6,887               6,881

   Common Shares issuable, 41,908 and 304,328

      shares, respectively                                            1,995              15,189

   Capital in excess of par value                                 1,288,453           1,069,022

   Retained earnings                                                127,765              89,689
                                                                 --------------------------------
                                                                  1,473,038           1,224,285
                                                                 --------------------------------
                                                                 $2,790,127          $2,259,182
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THESE STATEMENTS.


                                   fifty-three

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY



Year Ended December 31,                                      1994              1993             1992
------------------------------------------------------------------------------------------------------
                                                                       (DOLLARS IN THOUSANDS)
COMMON SHARES

  Balance beginning of period                          $   43,504       $    34,383       $   28,319

  Add

    Acquisitions                                            4,041             7,477            3,720

    Employee stock ownership plans                             89               158              155

    Dividend reinvestment plan                                 86                26               29

    Sales of Common Shares                                    100             1,320            2,000

    Conversion of Preferred Shares                            116               140              160

    Conversion of Series A Common Shares                        2                --               --
                                                       -----------------------------------------------
  Balance end of period                                $   47,938       $    43,504       $   34,383
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
SERIES A COMMON SHARES

  Balance beginning of period                          $    6,881       $     6,864       $    6,645

  Add (Deduct)

    Acquisitions                                               --                --              199

    Dividend reinvestment plan                                  8                17               20

    Conversion to Common Shares                                (2)               --               --
                                                       -----------------------------------------------
  Balance end of period                                $    6,887       $     6,881       $    6,864
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
COMMON SHARES ISSUABLE

  Balance beginning of period                          $   15,189      $         --       $    1,936

  Add (Deduct)

    Acquisitions                                            1,995            15,189               --

    Shares issued pursuant

      to acquisition agreements                           (15,189)               --           (1,936)
                                                       -----------------------------------------------
  Balance end of period                                $    1,995       $    15,189      $        --
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE

  Balance beginning of period                          $1,069,022       $   761,706       $  550,096

  Add (Deduct)

    Acquisitions                                          182,812           299,146          132,980

    Employee stock ownership plans                          2,848             2,578            4,053

    Dividend reinvestment plans                             3,819             1,835            1,605

    Sales of Common Shares                                  4,924            64,271           66,160

    Capital stock expense                                     (53)             (333)            (284)

    Conversion of Preferred Shares                          1,324             1,972            5,309

    Gain (loss) on sale of subsidiary stock                21,184           (62,153)           1,787

    Net unrealized gain on noncurrent

      marketable equity securities                          2,100                --               --

    Income tax effects of capital stock transactions          473                --               --
                                                       -----------------------------------------------
  Balance end of period                                $1,288,453        $1,069,022       $  761,706
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
RETAINED EARNINGS

  Balance beginning of period                          $   89,689        $   74,466       $   58,294

  Add net income                                           59,821            33,896           30,885
                                                       -----------------------------------------------
                                                          149,510           108,362           89,179
                                                       -----------------------------------------------
  Deduct

    Dividends

      Common and Series A Common Shares                    19,287            16,287           12,466

      Preferred Shares                                      2,458             2,386            2,247

                                                           21,745            18,673           14,713
                                                       -----------------------------------------------
  Balance end of period                                $  127,765        $   89,689       $   74,466
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE
AN INTEGRAL PART OF THESE STATEMENTS.




                                   fifty-four

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

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the cellular telephone partnerships in which TDS has a majority general partnership interest. All material intercompany items have been eliminated. Certain amounts reported in prior years have been reclassified to conform to current period presentation.
     TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions accounted for as purchases. All costs relating to unsuccessful negotiations for acquisitions are expensed. TDS includes as investments in cellular licenses all direct and incremental costs incurred in participating in the Federal Communications Commission ("FCC") lottery process to obtain cellular licenses. Such costs are being amortized in accordance with Company policy.

CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

     Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as temporary investments. Temporary investments are stated at cost, which approximates market.
     Cash and cash equivalents and temporary investments consist of the following:


December 31,                                    1994               1993
----------------------------------------------------------------------------
                                               (Dollars in thousands)
General funds                               $ 21,544           $ 30,966
Government agency securities                  11,475              8,158
Certificates of deposit                       11,547              8,761
Commercial paper                                  --             24,500
Tax-exempt municipal bonds                        --              1,000
                                            ---------------------------
                                            $ 44,566           $ 73,385
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INVESTMENTS

     Investments in cellular limited partnership interests consist of amounts invested in cellular entities in which TDS holds a minority interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, for its long-term investments ($97.9 million and $87.9 million at December 31, 1994 and 1993, respectively). Income and losses from these entities are reflected in the consolidated income statements on a pretax basis.
     The cost method of accounting is followed for those minority interests which TDS is holding for sale or exchange ($13.8 million and $13.3 million at December 31, 1994 and 1993, respectively).
     Cellular license acquisition costs consist of costs incurred in acquiring FCC licenses or minority interests which have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering, and consulting services; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization amounted to $2.0 million in 1994, $1.6 million in 1993 and $607,000 in 1992. Accumulated amortization of cellular license costs was $7.2 million and $4.4 million at December 31, 1994 and 1993, respectively. Cellular license costs with an unamortized financial reporting basis of approximately $6.0 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided.
     The Company implemented Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in one of three categories: a) held-to-maturity securities, reported at amortized cost; b) trading securities, reported at fair value; and
c) available-for-sale securities, reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

                                   fifty-five

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information regarding the Company's securities is summarized below.


                                    Aggregate    Amortized
December 31, 1994                   Fair Value   Cost Basis
------------------------------------------------------------
                                    (Dollars in thousands)
Available-for-sale
   Equity Securities                $25,604        $22,229
Held-to-maturity--
   U.S Treasury and other
     U.S. government corporations
     and agencies
      Current                        10,981         11,061
      Non-current                   $67,120        $71,314
------------------------------------------------------------
------------------------------------------------------------

                                      Gross          Gross
                                   Unrealized     Unrealized
                                     Holding        Holding
December 31, 1994                     Gains         Losses
------------------------------------------------------------
                                    (Dollars in thousands)
Available-for-sale
  Equity Securities                 $ 3,379        $     4
Held-to-maturity--
  U.S Treasury and other
   U.S. government corporations
   and agencies
     Current                             --             80
     Non-current                    $    --        $ 4,194
------------------------------------------------------------
------------------------------------------------------------

     The Company's debt securities classified as held-to-maturity have contractual maturities at December 31, 1994 as follows:


                                       Aggregate      Amortized
                                       Fair Value     Cost Basis
----------------------------------------------------------------
                                       (Dollars in thousands)
Within one year                        $ 10,981       $ 11,061
Over one year through five years         63,256         67,345
Over five years through 10 years       $  3,864       $  3,969
-----------------------------------------------------------------
-----------------------------------------------------------------

     The Company's net unrealized holding gain on available-for-sale securities, $2.1 million (net of income taxes of $1.3 million) in 1994, has been included as an increase to Common Stockholders' Equity. Realized gains and losses are determined on the basis of specific identification. For 1994, proceeds from the sale of available-for-sale securities totalled $835,000 and gross realized losses totalled $165,000. No sales or transfers of securities classified as held-to-maturity have occurred during 1994.

Other investments consist of the following:


December 31,                           1994           1993
-------------------------------------------------------------
                                     (Dollars in thousands)
Minority telephone interests        $30,905        $32,238
Rural Telephone Bank Stock,
  at cost                             5,951          4,863
Long-term notes receivable           14,589          7,764
Other                                 9,361          6,111
                                    ----------------------
                                    $60,806        $50,976
--------------------------------------------------------------
--------------------------------------------------------------

     The equity method of accounting is followed for minority telephone interests in which TDS holds common stock ownership of at least 20% or can influence policies of the affiliated company. Earnings from these investments are reflected in the consolidated income statements net of applicable income tax effects. At December 31, 1994, the cumulative share of income from minority cellular and telephone investments accounted for under the equity method was $91.5 million, of which $33.2 million was undistributed. Other investments are stated at cost. Amortization of excess cost relating to minority telephone interests totalled $532,000 in 1994, $545,000 in 1993 and $485,000 in 1992.

PROPERTY, PLANT AND EQUIPMENT
     CELLULAR TELEPHONE property and equipment is stated at cost. Costs incurred in acquiring FCC licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service have been capitalized. These costs include amounts paid for legal, engineering, and consulting services; amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are amortized on a straight-line basis over 40 years upon commencement of operations. Amortization amounted to $22.2 million in 1994, $17.3 million in 1993 and $10.9 million in 1992. Cellular license costs with an unamortized financial reporting basis of approximately $299.6 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided.

TELEPHONE plant in service and under construction is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction ("AFUDC"). AFUDC, a noncash item of nonoperating income, totalled $1.7 million in 1994, $698,000 in 1993 and $559,000 in 1992. The composite weighted average rates were 10.4% in 1994, 9.2% in 1993 and 8.6% in 1992. The amount of such allowance has varied principally as a result of changes in the level of construction work in progress and in the cost of capital.

                                    fifty-six

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Renewals and betterments of units of property are added to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to accumulated depreciation. Repairs and renewals of minor items of property are included in plant operations expense. No gain or loss is recognized on ordinary retirements of depreciable telephone property.
     Telephone franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, are not being amortized. At December 31, 1994, costs aggregating $164.9 million relating to acquisitions since November 1, 1970, are being amortized on a straight-line basis over a 40-year period. Amortization amounted to $3.3 million in 1994, $3.0 million in 1993 and $2.4 million in 1992. Accumulated amortization of excess cost was $20.3 million and $16.9 million at December 31, 1994 and 1993, respectively.
     RADIO PAGING property and equipment is stated at cost. Costs relating to the acquisition and development of radio paging licenses have been capitalized and are being amortized over five to 25 years upon commencement of operations.
     OTHER property and equipment is stated at cost. Certain costs relating to the development of computer software for internal use are capitalized and are amortized over the estimated five-year life of the software.
     DEPRECIATION is provided for book purposes using the straight-line method. Composite depreciation rates, as applied to the average cost of depreciable property, are as follows:


Year Ended December 31,             1994      1993      1992
-------------------------------------------------------------
Cellular Telephone                  10.3%     10.5%     10.5%
Telephone                            7.5       7.3       7.2
Radio Paging                        18.3      17.4      17.2
Other                               12.8      12.9      12.8
-------------------------------------------------------------
-------------------------------------------------------------

REVENUE RECOGNITION
     TDS's revenues are recognized when earned. Telephone network access and long-distance services are furnished jointly with other companies, primarily AT&T and the Bell Operating Companies. Compensation for interstate access services is based on tariffed access charges to interstate long-distance carriers as filed by the National Exchange Carrier Association with the FCC on behalf of TDS. Such compensation amounted to 31% of telephone revenues in 1994 and 1993 and 28% in 1992. Compensation for intrastate toll and access services is based on tariffed access charges, cost separation studies, nationwide average schedules or special settlement arrangements with intrastate long-distance carriers. Network access and long-distance revenues based on cost separation studies represent estimates pending completion and acceptance of final cost studies. Management believes that recorded amounts represent reasonable estimates of the final amounts.

PENSION PLAN
     Telephone and Data Systems, Inc. Employees' Pension Trust I (the "TDS Plan"), a qualified noncontributory defined contribution pension plan, provides pension benefits for most of the employees of TDS, its telephone subsidiaries and its service companies. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Employees of certain of the telephone subsidiaries not covered by the TDS Plan are covered under other pension plans or receive direct pension payments. United States Cellular Corporation (AMEX symbol "USM") adopted the United States Cellular Corporation Pension Plan (the "USM Plan") effective January 1, 1994. The USM Plan, a qualified noncontributory defined contribution pension plan, provides pension benefits for USM employees. Under the USM Plan, pension costs are calculated separately for each participant and are funded currently.
     TDS established the Telephone and Data Systems, Inc. Supplemental Executive Retirement Plan (the "SERP") in 1994 to supplement the benefits under the TDS Plan and the USM Plan. The SERP was established to offset the reduction of benefits caused by the Internal Revenue Service-mandated limitation on annual employee compensation under Code Section 401(a)(17). The SERP is a nonqualified deferred compensation plan and is intended to be unfunded.
     Total pension costs were $4.8 million in 1994, $3.3 million in 1993 and $2.4 million in 1992.

OTHER POSTRETIREMENT BENEFITS
     The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS, its telephone subsidiaries and its service companies. One plan provides medical benefits and the other provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The accounting for the medical plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate. During 1992 the Company established a Medical Benefit Fund (the "Fund") within the TDS Plan, under Internal Revenue Code Section 401(h). The Fund was established to pay for part of the cost of the medical benefits.

                                   fifty-seven

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An amount equal to 25% of the total contribution to the pension plan will be contributed to the Fund annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation described above. The Company will limit overall contributions to the aggregate accruals recorded by its subsidiaries. The Company established a Voluntary Employees' Beneficiary Association during 1993 to fund the costs of the life insurance benefits. The Company's postretirement medical and life insurance plans are currently underfunded.
     The following table sets forth the plans' funded status reconciled with the amount shown in the Company's consolidated balance sheet at December 31, 1994 (dollars in thousands):


                                                        Life       Health
                                                      Insurance     Care
                                                        Plan        Plan
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                           $    904   $   2,927
  Fully eligible active plan participants                 414       1,828
  Other active plan participants                          612       5,920
                                                     --------------------
                                                        1,930      10,675
Plan assets at fair value                                 643       2,568
Accumulated postretirement benefit                   --------------------
  obligation in excess of plan assets                   1,287       8,107
Unrecognized net (loss) gain from past
  experience different from that assumed
  and from changes in assumptions                        (240)      5,225
                                                     --------------------
Accrued postretirement benefit cost
  at December 31, 1994                               $  1,047   $  13,332
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     The Company's accumulated postretirement benefit for both plans as of January 1, 1992 totalled approximately $12.9 million. Of this amount, $1.6 million was capitalized to telephone plant by the Company's regulated operations. The remaining $11.3 million, net of related income tax benefits of $4.4 million, was recorded as the cumulative effect of a change in accounting principle for the year ended December 31, 1992.
     Net postretirement cost for 1994 and 1993 includes the following components:


December 31,                               1994      1993
-------------------------------------------------------------
                                       (Dollars in thousands)
  Service cost                          $   810   $   806
  Interest cost on accumulated
   post-retirement benefit
   obligation                             1,116     1,378
  Actual return on plan assets               --       (64)
  Net amortization and deferral            (224)      (49)
                                        ------------------
  Net postretirement cost               $ 1,702   $ 2,071
-------------------------------------------------------------
-------------------------------------------------------------

     For measurement purposes, a 10.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease over seven years to 6.1% and to remain at 6.1% thereafter. The assumed rates of compensation increases and return on plan assets were 5.0% and 8.0%, respectively. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $2.0 million and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $310,000.
     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5%.

ACCOUNTING FOR POSTEMPLOYMENT BENEFITS
     The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. SFAS No. 112 requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement. The cumulative effect of implementation on years prior to 1994, $723,000 (net of income tax benefits of $390,000), has been recorded in 1994.

GAIN ON SALE OF CELLULAR AND TELEPHONE INTERESTS
     The gains in 1994 reflect the exchange and sale of minority-owned cellular and telephone interests as follows: (a) USM transferred its minority interests in five Metropolitan Statistical Areas ("MSAs") in exchange for additional interests in several MSAs controlled by USM. The exchange of the minority interests in the five MSAs has been recorded at the fair market value of approximately $4.3 million. A gain of $3.3 million, representing the excess of the fair market value of the MSA interests traded over the book value of such interests, was included in income for 1994. (b) TDS Telecom transferred its minority interest in the common stock of a telephone company in exchange for preferred shares of the telephone company having a face value of $5.9 million and $6.0 million in cash. A gain of $4.1 million was recorded on the sale in 1994.
     The gains in 1993 reflect primarily the sales of two minority cellular interests. USM received $6.8 million cash consideration on the sales.
     The gains in 1992 reflect the sales and exchange of minority- and majority-owned cellular interests as follows: (a) USM transferred its controlling interests in two Rural Service Areas ("RSAs"), its minority interests in two MSAs and approximately $2.9 million in cash in exchange for controlling interests in two other fifty-eight

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

EARNINGS PER COMMON SHARE
     Earnings per Common Share were computed by dividing Net Income Available to Common, less (in 1994 and 1992) an amount due to a subsidiary's issuable securities ("the minority income adjustment") by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. The minority income adjustment, $411,000 in 1994 and $546,000 in 1992, reflects the additional minority share of the subsidiary's income computed as if all of the subsidiary's issuable securities were outstanding. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of dilutive series of Preferred Shares and Common Share options. The calculation of Earnings per Common Share assuming full dilution had no effect.
     Preferred dividend requirements include all dividends paid on Preferred Shares which are not dilutive common stock equivalents. For the year ended December 31, 1994, the preferred dividend requirement on all outstanding Preferred Shares was $1.8 million.

SUPPLEMENTAL CASH FLOW DISCLOSURES
     Following are supplemental cash flow disclosures for interest and income taxes paid, acquisitions and other noncash transactions. TDS paid interest of $39.9 million, $34.4 million and $32.4 million, and income taxes of $27.6 million, $17.3 million and $20.2 million, during 1994, 1993 and 1992, respectively.
     TDS has acquired operating telephone and paging companies, certain cellular licenses and operating companies and certain other assets since January 1, 1992. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed, and Common Shares and Preferred Shares issued:


Year Ended December 31,                  1994      1993      1992
------------------------------------------------------------------
                                          (Dollars in thousands)
Property, plant
  and equipment                      $ 89,092  $ 78,252  $ 33,987
Cellular licenses                     169,845   312,656   157,966
Minority interest                        (259)  (14,115)      132
Decrease
  in equity method
  investment in
  cellular interests                  (15,586)   (4,690)   (8,159)
Long-term debt                        (21,571)  (23,930)   (2,492)
Deferred credits                       (6,225)   (5,300)     (754)
Other assets and
  liabilities, excluding
  cash and cash
  equivalents                           9,808     3,821     3,548
Common Shares
  issued and issuable                (173,658) (281,553) (134,612)
Preferred Shares issued               (12,500)   (3,000)       --
USM stock issued
  and issuable                         (1,394)   (7,653)  (19,499)
Subsidiary preferred
  stock issued                             --    (2,909)       --
                                     ----------------------------
Decrease in cash due
  to acquisitions                    $ 37,552  $ 51,579  $ 30,117
-------------------------------------------------------------------
-------------------------------------------------------------------

     TDS issued Common Shares aggregating $1.4 million in 1994, $2.1 million in 1993 and $5.5 million in 1992 for TDS Preferred Shares and subsidiary preferred stock converted into Common Shares. TDS issued Common Shares in 1993 aggregating $40.3 million for certain cellular acquisitions completed in prior years. The consideration specified in the original acquisition agreements was USM Common Shares. The Company also added $7.1 million in other property and equipment financed with long-term obligations in 1992.

NOTE 2

INCOME TAXES
     TDS files a consolidated federal income tax return. Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the implementation of SFAS No. 109 on years prior to 1993 had no material effect on net income or earnings per share. Income tax expense for 1994 and 1993 reflects the new method of accounting; income tax expense for 1992 has not been restated.

                                   fifty-nine

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Income tax provisions charged to net income before an extraordinary item and the cumulative effect of accounting changes are summarized as follows:


Year Ended December 31,                  1994      1993      1992
------------------------------------------------------------------
                                          (Dollars in thousands)
Current:
  Federal                            $ 20,921  $ 15,562  $ 17,564
  State                                 4,873     4,521     5,008

Deferred:
  Federal                              13,440     6,696     8,344
  State                                 2,963     1,510       851

Amortization of
  deferred investment
  tax credits                          (1,484)   (1,792)   (2,000)
                                    ------------------------------

Total income tax
  expense                            $ 40,713  $ 26,497  $ 29,767
-----------------------------------------------------------------
-----------------------------------------------------------------

     Effective with the adoption of SFAS No. 109 in 1993, deferred income taxes were provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax bases. The Company's current deferred tax assets totalled $3.3 million as of December 31, 1994 and $2.6 million as of December 31, 1993, which primarily represents the deferred tax effects of unearned revenues. The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1994 and 1993, are as follows:


                                                    1994            1993
------------------------------------------------------------------------
                                                 (Dollars in thousands)
Deferred Tax Asset:
  Alternative minimum tax credit
   carryforwards                                $  22,834    $    19,553
  State operating loss
   carryforwards                                    9,956         14,610
  Postretirement benefits                           4,940          5,251
  Other                                            10,799         10,281
                                                   ---------------------
                                                   48,529         49,695
Less:  valuation allowance                         (8,962)        (8,704)
                                                   ----------------------
Net Deferred Tax Asset                             39,567         40,991

Deferred Tax Liability:
  Property, plant and equipment                    76,173         65,141
  Partnership investments                          12,830          9,722
  Marketable equity securities                      8,217          6,797
  Minority share of USM income                      4,916          5,823
  Effects of corporations not
   included in consolidated
   federal tax return                               4,172          3,878
  Licenses                                         12,329          7,313
  Other                                             1,204          2,159
                                                 -----------------------
     Total Deferred Tax Liability                 119,841        100,833
                                                 -----------------------
     Total Net Deferred Tax Liability           $  80,274    $    59,842
------------------------------------------------------------------------
------------------------------------------------------------------------

     At December 31, 1994, TDS had $22.8 million of federal alternative minimum tax credit carryforwards available to offset regular income tax payable in future years, and $10.0 million of state net operating loss carryforwards expiring between 1998 and 2009. Income tax benefits of $473,000 associated with Company employee stock purchase plans and certain stock option arrangements were recorded directly to Common Stockholders' Equity in 1994. Investment tax credits resulting from investments in telephone plant and equipment have been deferred and are being amortized over the service lives of the related property.
     A valuation allowance of $6.5 million was established upon the adoption of SFAS No. 109 since it is more likely than not that a portion of the state operating loss carryforwards will expire before they can be utilized. During 1994 and 1993, the valuation allowance increased $258,000 and $2.2 million, respectively.
     The statutory federal income tax rate is reconciled to TDS's effective income tax rate before an extraordinary item and the cumulative effect of accounting changes below.


Year Ended December 31,                  1994      1993      1992
-----------------------------------------------------------------
Statutory federal
  income tax rate                        35.0%     35.0%     34.0%
State income taxes,
  net of federal benefit                  5.1       6.2       5.5
Amortization of license
  acquisition costs and costs
  in excess of book value                 3.5       4.8       3.6
Acquisition-related tax
  basis adjustment                       (2.7)       --        --
Dividend exclusion                       (1.8)       --        --
Amortization of deferred
  investment tax credits                 (1.5)     (3.0)     (2.7)
Effects of corporations not
  included in consolidated
  federal tax return                      1.4       1.9       1.8
Deferred tax rate differential             --       (.7)      (.7)
Other differences, net                    1.2       (.3)      2.1
------------------------------------------------------------------
Effective income tax rate                40.2%     43.9%     43.6%
------------------------------------------------------------------
------------------------------------------------------------------

     The total income tax provision for the year ended December 31, 1994 and December 31, 1992, including the extraordinary item and cumulative effect of accounting changes, was $40.3 million and $25.5 million, respectively. The effective income tax rate, including the extraordinary item and cumulative effect of accounting changes, was 40.3% in 1994 and 45.7% in 1992.
     Upon the adoption of SFAS No. 109, TDS's telephone subsidiaries recorded additional deferred income tax liabilities related primarily to temporary differences not deferred under rate-making policy. Deferred income tax balances were also adjusted to recognize the current federal income tax rate of 35%. Deferred income tax assets were recorded to recognize unamortized sixty

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investment tax credits as a temporary difference. A corresponding regulatory asset or liability has been established to offset these deferred income tax adjustments. The unamortized regulated asset and liability balances as of December 31, 1994, are $5.3 million and $7.0 million, respectively. These amounts are being amortized over the lives of the related temporary differences.

NOTE 3

BUSINESS SEGMENT INFORMATION
     TDS's operations are classified into three principal segments: Cellular Telephone, Telephone and Radio Paging operations. See Management's Discussion and Analysis of Results of Operations and Financial Condition, specifically "Results of Operations" for certain required financial information regarding TDS's business segments.

NOTE 4

ACQUISITIONS
     During 1994 and 1993, TDS and its subsidiaries completed the following business combinations.


                                            Consideration
                                  ------------------------------------
                                                       TDS and USM
                                     Cash,          Common Stock, TDS
                                    Notes and       Preferred Shares,
                                   Long-term         and Subsidiary
                                      Debt           Preferred Stock
-----------------------------------------------------------------------
                                       (Dollars in thousands)
Acquisitions During 1994
  Cellular interests                $29,599             $110,732
  Majority interests in
     three telephone
     companies                        7,386               71,945
  Paging interest                     4,875                4,875
Acquisitions During 1993
  Cellular interests                $19,538             $262,346
  Majority interests in four
     telephone companies             34,396               32,281
  Paging interest                     4,896                   --
-----------------------------------------------------------------------
-----------------------------------------------------------------------

     Assuming that these acquisitions which were accounted for as purchases had taken place on January 1, 1993, unaudited pro forma results of operations from continuing operations would have been as follows:


Year Ended December 31,                1994                1993
-----------------------------------------------------------------------
                                       (Dollars in thousands,
                                      except per share amounts)
Operating revenues                  $765,248            $631,378
Net income before cumulative
  effect of accounting changes       60,401              24,014
Earnings per share before
  cumulative effect of
  accounting changes                $  1.04             $   .39
-----------------------------------------------------------------------
-----------------------------------------------------------------------

NOTE 5

FAIR VALUES OF FINANCIAL INSTRUMENTS
     The carrying amounts of Cash and Cash Equivalents, Temporary Investments, Marketable Non-Equity Securities and Short-term Debt approximate fair value. The following assumptions were used by the Company for its fair value estimates for financial instruments:

     Cash and Cash Equivalents and Short-term Debt: based on face amounts.

     Temporary Investments and Marketable Non-Equity Securities: based on quoted market prices.

     The carrying value of the Company's Long-term Debt, $562.2 million, is more than its fair value, estimated to be $497.7 million. The fair value was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The carrying value of the Company's Redeemable Preferred Shares, $25.0 million, is less than its fair value, estimated to be $25.2 million. The fair value was estimated using discounted cash flow analyses based on the Company's current dividend yield on issues of its non-convertible preferred shares, and, for convertible series, the net present value of the common stock to be issued upon conversion (valued at the December 31, 1994 quoted market price).
     It was not practicable to estimate the fair value of the Company's cost method investments in other companies because of the lack of quoted market prices. The carrying amounts at December 31, 1994 represent the original cost of the investments, which management believes is not impaired.

NOTE 6

NOTES PAYABLE
     TDS has used short-term debt to finance its investments in cellular telephone and radio paging operations, for acquisitions, and for general corporate purposes. Long-term debt and equity financing from time to time have retired such short-term debt. Proceeds from the sale of medium-term debt retired $91.4 million of short-term debt in 1993. Proceeds of TDS's sales of Common Shares retired $4.2 million of short-term debt in 1994 and $58.9 million of short-term debt in 1993. Proceeds from an American Paging, Inc. (AMEX symbol "APP") initial public offering (see Note 7) reduced $17.0 million of short-term debt in 1994. Proceeds from a USM rights offering (see Note 7) reduced $29.6 million of short-term debt in 1993.

                                    sixty-one

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     TDS and its subsidiaries had $168.1 million of bank lines of credit for general corporate purposes at December 31, 1994, $143.1 million of which were committed. Unused amounts of such lines totalled $70.2 million, $45.2 million of which were committed. These line-of-credit agreements provide for borrowings at negotiated rates up to the prime rate.
     Information concerning notes payable is shown in the table below.


December 31,                             1994      1993      1992
-----------------------------------------------------------------------
                                          (Dollars in thousands)
Balance
  at end of period                   $ 98,608  $  6,309  $ 46,816
Weighted average
  interest rate at
  end of period                           6.5%      3.6%      4.3%
Maximum amount
  outstanding during
  the period                         $106,077  $ 49,851  $ 71,803
Average amount
  outstanding during
  the period (1)                     $ 50,499  $ 32,270  $ 31,053
Weighted average
  interest rate during
  the period (1)                          5.2%      3.9%      4.5%
-----------------------------------------------------------------------
-----------------------------------------------------------------------

(1) The average was computed based on month-end balances.

NOTE 7

SALE OF STOCK BY A SUBSIDIARY
     In 1994, APP issued 3.5 million Common Shares in an initial public offering at a price of $14 per share. The transaction reduced TDS's ownership percentage from 100% to 82.5% and resulted in a credit to TDS's paid in capital of $35.8 million.
     In 1993, USM sold 5.9 million Common Shares and 5.5 million Series A Common Shares at a price of $33 per share pursuant to a rights offering. Approximately
4.8 million of the Common Shares and all of the Series A Common Shares were issued to TDS in exchange for a reduction in the amount of debt USM owed TDS of approximately $341 million.
     USM issued Common Shares during 1994, 1993 and 1992 in connection with acquisitions and employee stock purchase plans. In addition, certain 1993 and 1992 acquisitions require USM to deliver Common Shares in the future.
     The USM Common Share transactions were recorded at fair market values which were substantially either less than or in excess of TDS's book value investment in USM. The (decrease) increase in TDS's book value investment (as a result of these issues and commitments to issue Common Shares) totalled ($13.0 million) in 1994, ($62.2 million) in 1993 and $1.8 million in 1992, and was (debited) credited to capital in excess of par value.

NOTE 8

LONG-TERM DEBT
     Long-term debt as of December 31, 1994 and 1993 is as follows:


December 31,                                    1994           1993
-----------------------------------------------------------------------
                                                (DOLLARS IN THOUSANDS)
Telephone and Data Systems, Inc. (Parent)
  Medium-term notes, 8% to 10%,
     due through 2023                        $ 200,000      $ 200,000
  Purchase contracts, 8% to 14%,
     due through 2003                            3,116          4,272
  Subordinated debentures, 8%
     to 14.5%, due through 2008                  1,909          2,364
                                             ------------------------
                                               205,025        206,636
  Less current portion                           1,261          1,604
                                             ------------------------
Total parent debt                              203,764        205,032
-----------------------------------------------------------------------
Subsidiaries
  RUS, RTB and FFB Mortgage
  Notes, due through 2031
     0% to 2%                                   29,060         30,141
     4% to 6%                                  168,027        162,714
     6.05% to 9%                                75,546         59,846
     9.025% to 11%                               1,153          6,994
                                             ------------------------
                                               273,786        259,695
  Vendor financing,
     approximating prime                        69,265         62,931
  Other long-term notes, 6.25% to
     10.5%, due through 2005                    14,089          8,304
                                             ------------------------
                                               357,140        330,930
  Less current portion                          24,395         21,520
                                             ------------------------
Total subsidiaries' debt                       332,745        309,410
                                             ------------------------
Total long-term debt                         $ 536,509      $ 514,442
-----------------------------------------------------------------------
-----------------------------------------------------------------------

     The Company sold $92.5 million of senior unsecured debt securities in 1993 under its Medium-Term Note Program. The proceeds were used principally to retire short-term debt, as well as for working capital and general corporate purposes.
     The mortgage notes issued under certain loan agreements with the Rural Utilities Service ("RUS"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2031.
     Substantially all telephone plant is pledged under RUS and RTB mortgage notes and various other obligations of the subsidiaries.
     USM has financing arrangements with an equipment vendor for cellular system equipment and construction costs. The borrowings are collateralized by a secured interest in some or all of the assets of USM's operating subsidiaries. Borrowings have terms of seven to eight years at interest rates approximating the prime rate (8.5% at December 31, 1994).

                                    sixty-two

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The annual requirements for principal payments on long-term debt are approximately $25.7 million, $26.6 million, $25.1 million, $25.1 million and $23.4 million for the years 1995 through 1999, respectively.

NOTE 9

PREFERRED SHARES
     All issued TDS Cumulative Voting Preferred Shares have a stated value of $100 per share. The 5,000,000 authorized Preferred Shares are issuable in series by the Board of Directors who establish the terms of the issue. Those issues which contain mandatory redemption features or which are redeemable at the option of the holder are classified as Redeemable Preferred Shares. Those issues which are not redeemable or which are redeemable at the option of TDS are classified as Nonredeemable Preferred Shares.

REDEEMABLE PREFERRED SHARES
     Redeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares with redemption features as described below. Dividends on Series MM through QQ are payable in additional shares of each of those series. All other dividends are payable in cash. At December 31, 1994, Series X is convertible into TDS Common Shares as shown in the following table.


                                     Outstanding   Amount Outstanding
              Dividend    Conversion  Preferred       December 31,
    Series      Rate         Ratio     Shares     1994            1993
--------------------------------------------------------------------------
                                                    (Dollars in thousands,
                                                    except dividend rates)
      H       $  7.00         --       1,404      $   150      $   174
      N          8.00         --       4,708          471          550
      O          9.00         --         709           71           71
      W          7.50         --          --           --          850
      X          6.00     7.88/1         194           19          170
     DD          7.00         --          --           --        1,200
     HH          6.00         --       2,627          263          263
     II          6.00         --       6,738          674          674
     JJ          6.00         --       1,310          131          674
     KK          6.00         --       6,735          674          674
     LL          6.00         --       6,735          674          674
     MM          4.00         --       5,918          592          942
     NN          4.00         --       9,426          943          905
     OO          4.00         --      58,164        5,816        5,589
     PP          4.00         --      50,553        5,055        4,858
     QQ          4.00         --      94,686        9,468        9,099
                                     ---------------------------------
                                     249,907       25,001       27,367
     Less current portion                          11,792        1,735
                                            --------------------------
                                               $   13,209      $25,632
----------------------------------------------------------------------------
----------------------------------------------------------------------------

     Series H Preferred Shares are required to be redeemed at $119 per share and are stated on the balance sheets at redemption price. Series N through LL Preferred Shares are redeemable at the option of the holder at $100 per share plus accrued and unpaid dividends. Series MM through QQ Preferred Shares are redeemable at the option of the holder into (at TDS's option) a specified number of USM Common Shares, a number of TDS Common Shares having a market value equal to the specified number of USM Common Shares, or a combination of USM and TDS Common Shares. The annual requirements for redemption of Redeemable Preferred Shares are $11.8 million, $11.8 million, $1.2 million, $79,000 and $79,000 for the years 1995 through 1999, respectively.

     The following is a schedule of the Redeemable Preferred Shares' activity.


Year Ended December 31,                  1994      1993      1992
------------------------------------------------------------------
                                          (Dollars in thousands)
Balance, beginning
  of period                          $ 27,367  $ 27,967  $ 28,779
Add:
  Stock dividends                         839       834       802
Less:
  Redemption of preferred                (644)     (220)     (407)
  Conversion of preferred              (1,361)      (14)       --
  Expiration of
   redemption feature                  (1,200)   (1,200)   (1,207)
                                     -----------------------------
Balance, end of period               $ 25,001  $ 27,367  $ 27,967
-------------------------------------------------------------------
-------------------------------------------------------------------

NONREDEEMABLE PREFERRED SHARES
     Nonredeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares which have no mandatory redemption features. Outstanding Nonredeemable Preferred Shares are redeemable at the option of TDS (except Series S, which is not redeemable) at $100 per share, plus accrued and unpaid dividends. At December 31, 1994, Series V through SS Preferred Shares are convertible into TDS Common Shares as shown in the following table.



                                     Outstanding   Amount Outstanding
              Dividend    Conversion  Preferred       December 31,
    Series      Rate         Ratio     Shares     1994            1993
--------------------------------------------------------------------------
                                                    (Dollars in thousands,
                                                    except dividend rates)
     A       $ 6.00        --         1,395      $   139       $   139
     B         7.00        --         1,955          195           195
     D         6.00        --           646           65            65
     G         7.00        --         1,368          137           137
     S         7.00        --         1,209          121           121
     U         8.50        --         1,100          110           110
     V         7.50        9/1        2,500          250           310
    BB         9.00        9/1       19,000        1,900         1,900
    DD         7.00      5.25/1      58,008        5,800         4,800
    EE         6.00       4.5/1      13,866        1,387         1,431
    GG         5.00       2.3/1      42,656        4,266         4,640
    RR         7.50      2.06/1      29,490        2,949         2,985
    SS         5.50      2.25/1      125,000      12,500            --
                                     ---------------------------------
                                     298,193     $29,819       $16,833
----------------------------------------------------------------------
----------------------------------------------------------------------

                                   sixty-three

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following is a schedule of the Nonredeemable Preferred Shares' activity.



Year Ended December 31,                  1994      1993      1992
-----------------------------------------------------------------
                                       (Dollars in thousands)
Balance, beginning
  of period                          $ 16,833  $ 14,233  $ 13,183
Add:
  Acquisitions                         12,500     3,000        --
  Reclassification
   from Redeemable
   Preferred Shares                     1,200     1,200     1,207
Less:
  Conversion of preferred                (714)   (1,600)     (157)
                                     -----------------------------
Balance, end of period               $ 29,819  $ 16,833  $ 14,233
------------------------------------------------------------------
------------------------------------------------------------------

NOTE 10

RESTRICTION ON COMMON STOCK DIVIDENDS

     Under TDS's loan agreements at December 31, 1994, all of the consolidated retained earnings were available for the payment of cash dividends on shares of TDS common stock.
     Certain regulated telephone subsidiaries may not transfer funds to the parent in the form of cash dividends, loans or advances until certain financial requirements of their mortgages have been met. Of the $282 million underlying retained earnings of all TDS subsidiaries at December 31, 1994, $133 million was available for the payment of dividends on the subsidiaries' common stock. Of the $1.8 billion underlying net assets of the TDS subsidiaries at December 31, 1994, $1.3 billion was available for transfer to TDS.

NOTE 11

COMMON STOCK
COMMON SHARES ISSUABLE
     A cellular acquisition agreement requires TDS to deliver Common Shares in 1995. In connection with this agreement, TDS expects to deliver these Common Shares during the first quarter of 1995.

EMPLOYEE AND SHAREHOLDER STOCK PLANS
     The following table summarizes Common and Series A Common Shares issued for the employee stock ownership plans and dividend reinvestment plans described below.


Year Ended December 31,                  1994      1993      1992
-----------------------------------------------------------------
Common Shares
  Employee
   stock purchase plan                 34,171    31,065    44,399
  Tax-deferred
   savings plan                        30,764    29,760    31,539
  Employee stock
   options and stock
   appreciation rights                 25,107    96,877    78,195
  Dividend
   reinvestment plan                   85,754    26,070    29,468
                                     -----------------------------
                                      175,796   183,772   183,601
------------------------------------------------------------------
------------------------------------------------------------------
Series A Common Shares
  Dividend
   reinvestment plan                    7,783    17,182    20,525
------------------------------------------------------------------
------------------------------------------------------------------

     EMPLOYEE STOCK PURCHASE PLAN. TDS has reserved 90,829 Common Shares for sale to the employees of TDS and its subsidiaries at $44.73 per share in connection with the 1993 Employee Stock Purchase Plan.
     TAX-DEFERRED SAVINGS PLAN. TDS has reserved 187,805 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares or four other nonaffiliated funds. Employer matching contributions, equal to 20% of employee contributions up to a certain limit, are made in TDS Common Shares.
     EMPLOYEE STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. TDS has reserved 1,349,236 Common Shares for options granted to key employees. TDS has established certain plans that provide for the grant of stock options and stock appreciation rights to officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 1995 to 2004, or the date of the employee's termination of employment, if earlier. The following table summarizes the status of the plans.


                                                         Weighted
                                            Number        Average
Stock Options                              of Shares   Option Prices
--------------------------------------------------------------------
Outstanding January 1, 1992
  (235,117 exercisable)                     552,288       $13.00
  Granted                                     1,125       $25.00
  Exercised                                (128,439)      $13.09
                                           ---------------------
Outstanding December 31, 1992
  (177,001 exercisable)                     424,974       $13.01
  Granted                                    11,125       $35.54
  Exercised                                (133,414)      $ 9.62
                                           ---------------------
Outstanding December 31, 1993
  (107,661 exercisable)                     302,685       $15.35
  Granted                                   221,275       $47.59
  Exercised                                 (25,876)      $ 5.30
  Cancelled                                 (12,487)      $27.47
                                           ---------------------
Outstanding December 31, 1994
  (172,689 exercisable)                     485,597       $30.25
----------------------------------------------------------------
----------------------------------------------------------------

                                   sixty-four

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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


Year Ended December 31,                  1994      1993      1992
------------------------------------------------------------------
Outstanding beginning
  of period                             9,100    22,076    20,725
  Granted                               7,796     9,410     9,828
  Exercised                            (4,800)  (22,386)   (8,477)
                                      ----------------------------
Outstanding end of period              12,096     9,100    22,076
------------------------------------------------------------------
------------------------------------------------------------------

     Compensation expense, measured on the difference between the year-end market price of the Common Shares and option prices, was $218,000 in 1994, $664,000 in 1993 and $553,000 in 1992.
     DIVIDEND REINVESTMENT PLANS. TDS has reserved 119,843 Common Shares for issue under the Automatic Dividend Reinvestment and Stock Purchase Plan and 236,554 Series A Common Shares for issue under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in newly issued Common Shares and holders of Series A Common Shares to reinvest cash dividends in newly issued Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

CONVERTIBLE PREFERRED SHARES
     TDS has reserved 2,285,857 Common Shares for the possible conversion of its convertible Preferred Shares (See Note 9). TDS issued 115,542 Common Shares in 1994, 139,689 in 1993 and 160,166 in 1992 for shares of TDS and subsidiary preferred stock converted.

SERIES A COMMON SHARES
     The holders of Common Shares and the outstanding Preferred Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,886,684 Common Shares for possible issuance upon such conversion.

PUBLIC OFFERING
     TDS issued 100,000 and 1.3 million Common Shares for cash under its shelf registration statements in 1994 and 1993, respectively. Proceeds aggregated $4.9 million in 1994 and $65.6 million in 1993. TDS sold 2.0 million Common Shares at $35.50 per share in connection with a public offering in 1992. Proceeds to TDS were $34.08 per share, or $68.2 million.

NOTE 12

LEGAL PROCEEDINGS
     The Company is involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain landline or cellular telephone systems. The more significant proceedings involving the Company are described in the following paragraphs.
     LA STAR AND WISCONSIN RSA 8 APPLICATIONS. USM indirectly owns 49% of La Star Cellular Telephone Company ("La Star"), which was an applicant for a construction permit for a cellular system in the New Orleans MSA. In June 1992, the FCC affirmed an Administrative Law Judge's order which had granted the application of another applicant and dismissed La Star's application. The basis for the FCC's action was its finding that USM improperly controlled La Star. In a footnote to its decision, the FCC stated questions regarding the conduct of USM in that proceeding may be revisited in future proceedings. As a result of that footnote, FCC authorizations in uncontested FCC proceedings have been granted to TDS and its subsidiaries subject to any subsequent action the FCC might take concerning its findings and conclusions in the La Star decision.
     La Star, TDS and USM appealed the FCC's decision in the La Star proceeding. On March 29, 1994, the United States Court of Appeals for the District of Columbia Circuit vacated the FCC's decision in the La Star proceeding and remanded the matter to the FCC for further proceedings. On remand, the FCC affirmed the dismissal of the La Star application but did not address the subject matter of its footnote in the original La Star decision. As a result, the Wisconsin RSA 8 case, discussed below, now constitutes the only FCC expression calling for conditions on authorizations to TDS and its subsidiaries.
     On February 1, 1994, in a proceeding involving a license originally issued to TDS for Wisconsin RSA 8, the FCC instituted a hearing to determine whether in the La Star case USM had misrepresented facts to, lacked candor in its dealings with or attempted to mislead the FCC, and, if so, whether TDS possesses the requisite character qualifications to hold that Wisconsin license.

                                   sixty-five

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The FCC stated in its decision that, pending resolution of the issues in the Wisconsin proceeding, subsequent authorizations to TDS and its subsidiaries will be conditioned on the outcome of that proceeding. TDS was granted interim authority to continue to operate that Wisconsin system pending completion of the hearing.
     Following extensive discovery by the FCC and other parties, TDS and USM have reached preliminary and definitive settlement agreements with parties to the proceeding contemplating a summary decision finding TDS and its affiliates fully qualified to be FCC licensees. Pending the negotiation of a definitive settlement agreement with a group of Wisconsin telephone companies who are parties to the proceeding, the hearing has been postponed. Final settlement will also be subject to the action of the judge presiding in the proceeding.
     TOWNES TELECOMMUNICATIONS, INC. ET. AL. V. TDS, ET. AL. Plaintiffs Townes Telecommunications, Inc., Tatum Telephone Company and Tatum Cellular Telephone Company filed a suit on September 4, 1991 in the District Court of Rusk County, Texas, against both TDS and USM as defendants. Plaintiffs made a number of allegations, including usurpation, breach of fiduciary duty, civil conspiracy, breach of contract, tortious interference and other claims, and sought a variety of remedies, including unspecified damages not to exceed $33 million and as much as $200 million in punitive damages.
     The case went to trial on April 25, 1994. On May 5, 1994 the jury returned a verdict in favor of TDS and USM on all issues. The plaintiffs filed an appeal of the case on September 12, 1994. The parties have executed an agreement which settles all matters related to this litigation and this case has been dismissed with prejudice on February 14, 1995. The settlement agreement requires plaintiffs to purchase a minority cellular interest from the Company at a negotiated purchase price which the Company believes approximates fair market value, and does not require the payment of any money by the Company.

NOTE 13

INVESTMENTS IN UNCONSOLIDATED ENTITIES
     The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited results of operations of the cellular and telephone companies in which TDS's investments are accounted for by the equity method.


December 31,                                1994           1993
----------------------------------------------------------------
                                        (Dollars in thousands)
Assets
  Current assets                      $  217,872      $ 186,931
  Due from affiliates                     20,123         34,159
  Property and other                     631,222        570,594
                                      --------------------------
                                      $  869,217      $ 791,684
----------------------------------------------------------------
----------------------------------------------------------------
Liabilities and Equity
  Current liabilities                 $  194,728      $ 136,636
  Due to affiliates                       32,034         35,591
  Deferred credits                         5,468          6,777
  Long-term debt                          38,984         84,781
  Partners' capital
   and stockholders' equity              598,003        527,899
                                      --------------------------
                                      $  869,217      $ 791,684
-----------------------------------------------------------------
-----------------------------------------------------------------
Year Ended December 31,             1994            1993          1992
----------------------------------------------------------------------------
                                    (Dollars in thousands)
Results of Operations
  Revenues                          $  892,530      $ 765,983     $599,548
  Costs and expenses                  (652,918)      (568,458)    (446,149)
  Other income
   (expense)                             7,952         (8,045)       3,086
  Interest expense                      (5,650)        (9,046)      (8,288)
  Income taxes                          (1,824)        (3,596)      (4,593)
  Cumulative effect of
   accounting changes                       --            432       (1,495)
                                    ---------------------------------------
  Net income                        $  240,090      $ 177,270     $142,109
---------------------------------------------------------------------------
---------------------------------------------------------------------------

NOTE 14

COMMITMENTS AND CONTINGENCIES
     The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade telephone service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. Property and equipment expenditures for cellular telephone operations are estimated to be approximately $180 million during 1995. Telephone construction expenditures are estimated to be approximately $110 million during 1995. Radio paging fixed asset expenditures are estimated to be approximately $35 million during 1995. Other fixed asset expenditures are estimated to be approximately $25 million during 1995.

                                    sixty-six

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On November 8, 1994, APP was the successful bidder for five regional Personal Communications Services ("PCS") licenses, providing equivalent coverage to that of a nationwide license, at an auction by the FCC. APP's bids for the licenses aggregated $53.6 million. Pursuant to the FCC auction procedures, APP made a 20% down payment of $10.7 million in November 1994 and will pay the remaining 80% or $42.9 million within five business days after the FCC grants the licenses (expected to be in the first quarter of 1995).
     In March 1995, American Portable Telecomminications ("APT"), a wholly owned subsidiary of TDS, was the successful bidder for eight broadband PCS licenses at an auction conducted by the FCC. These 30 MHz PCS licenses will, when granted, authorize the Company to provide two-way voice and data services on new wireless, digital networks. TDS's licenses cover the Major Trading Areas of Minneapolis-St. Paul, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City, Columbus, Alaska and Guam-N. Mariana Islands, and account for
27.9 million 1994 pops. APT's successful bid commitment totalled $289.2 million for the eight licenses, or $10.35 per 1994 pop. As required by FCC auction procedures, the Company will make a 20% down payment (less its initial
$20.4 million deposit) on the licenses by March 20, 1995, and complete the payment five business days after the FCC has granted the licenses. Management anticipates that construction, development and introduction of PCS networks and services in these new markets may involve expenditures of $400 million to $500 million or more over the next five years. TDS is considering a variety of financing options that appropriately balance the interests of its shareholders and debtholders.
     The Company has an ongoing acquisition program to acquire cellular telephone interests and telephone companies. For a discussion of pending acquisitions, see Management's Discussion and Analysis of Results of Operations and Financial Condition, specifically "Financial Resources and Liquidity."
     TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 1994, 1993 and 1992, rent expense for term leases was $10.4 million, $7.8 million and $6.7 million, respectively, and rent expense under cancelable and short-term leases was $6.5 million, $5.4 million and $3.1 million, respectively. At December 31, 1994, the aggregate minimum rental commitments under noncancelable operating leases for the years 1995 through 1999 are approximately $10.7 million, $9.9 million, $7.8 million, $6.5 million and $5.7 million, respectively.

COLLECTIBILITY OF NOTE RECEIVABLE
     As of December 31, 1994, USM loaned a total of $5.0 million to another cellular company ("Cellular Co.") under a long-term financing agreement. Under the agreement, USM will provide up to $6 million to finance Cellular Co.'s equipment purchases and construction costs related to the operations in an RSA. Loans made under the agreement bear interest at a rate approximating the prime rate plus 1.5%. Borrowings are secured by certain of Cellular Co.'s assets, primarily those relating to the operations of the aforementioned RSA. All principal amounts and any interest amounts outstanding as of June 30, 2000 become due and payable at that time and the agreement terminates on that date. Provisions of the agreement include Cellular Co. maintaining a minimum cellular subscriber base, generating a minimum amount of cash flow and restrictions on Cellular Co. incurring additional indebtedness or paying dividends to partners. USM has no assurance that Cellular Co. will have sufficient assets at the time the principal payment is due to repay the loans in full. No accrual has been made for this possibility and the note is being carried on the balance sheet at the full loan amount as of December 31, 1994.

STANDBY LETTER OF CREDIT
     The Company has entered into a standby letter of credit agreement effective July 20, 1994 with a financial institution. This standby letter of credit, which will not exceed $9.9 million, provides supplemental security in support of a bank loan to an entity minority-owned by the Company. The bank loan, which is secured primarily by a first mortgage on the tangible and intangible assets of a cellular operating system constructed by the minority-owned entity, was arranged to finance the construction of this cellular system, the acquisition of customers and the initial operation of the system.
     The cellular license for this system was originally awarded to a third party which constructed its own cellular system. The third party's license application was subsequently found to be flawed by the FCC, and the license was then awarded to the entity minority-owned by the Company. The third party has sought reconsideration of the license grant to the entity minority-owned by the Company and several appeals have been filed concerning the FCC's decision, including one by the third party. If any of these appeals are successful, the license may be removed from the entity minority-owned by the Company. If the third party resumes providing cellular service, it will not be obligated to purchase the minority-owned entity's cellular system. Such removal of the license from the minority-owned entity constitutes an event of default under its bank loan agreement, and the bank may call upon the Company's standby letter of credit to satisfy any amounts still due under this loan agreement.

                                   sixty-seven

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

Quarter Ended                                       March 31       June 30        Sept. 30       Dec. 31
---------------------------------------------------------------------------------------------------------
                                                       (Dollars in thousands, except per share amounts)
1994
Operating Revenues                                  $158,802       $173,585       $193,105       $205,318
Operating Income                                      22,304         29,005         32,303         25,210
Net Income Before Cumulative Effect of
  Accounting Changes                                  10,224         14,320         17,623         18,377
Cumulative Effect of Accounting Changes                 (723)            --             --             --

Net Income                                             9,501         14,320         17,623         18,377
Net Income Available to Common                      $  8,937       $ 13,810       $ 17,166       $ 17,876
Weighted Average Common Shares (000s)                 52,555         53,217         54,282         55,612
Earnings per Common Share:
  Before Cumulative Effect of
     Accounting Changes                             $    .18       $    .26       $    .31       $    .32
  Cumulative Effect of Accounting Changes               (.01)            --             --             --
  Net Income                                        $    .17       $    .26       $    .31       $    .32

1993
Operating Revenues                                  $120,400       $137,305       $149,191       $150,899
Operating Income                                      15,376         20,775         21,122         12,460
Net Income                                             6,803          8,967         11,887          6,239
Net Income Available to Common                      $  6,207       $  8,371       $ 11,293       $  5,642
Weighted Average Common Shares (000s)                 44,261         46,469         48,302         50,045
Earnings per Common Share                           $    .14       $    .18       $    .23       $    .11

                                   sixty-eight

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (an Iowa Corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in "Other Postretirement Benefits" in Note 1 of the Notes to Consolidated Financial Statements, the method of accounting for postretirement benefits other than pensions was changed effective January 1, 1992.

/s/ Arthur Andersen LLP
Chicago, Illinois
February 7, 1995
(except with respect to the matters discussed
in Note 12 and Note 14, as to which the date
is March 14, 1995)

                                   sixty-nine

SHAREHOLDERS' INFORMATION


TDS STOCK AND DIVIDEND INFORMATION
   TDS's Common Shares are listed on the American Stock Exchange under the symbol "TDS" and in the newspapers as "TeleData." As of February 28, 1995, TDS Common Shares were held by 4,158 record owners and the Series A Common Shares were held by 106 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.36 and $.34 per Common and Series A Common Share during 1994 and 1993, respectively.

MARKET PRICE PER COMMON SHARE BY QUARTER
   TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly at the indicated rates since the dates of issue (See Note 9 of Notes to Consolidated Financial Statements). The high and low sales prices of the Common Shares on the American Stock Exchange as reported by the Dow Jones News Service are as follows:

1994                   1st       2nd       3rd       4th
-----------------------------------------------------------
High               $  51.50     42.88     47.63     49.88
Low                $  36.75     36.00     35.50     39.50
Dividends Paid     $    .09       .09       .09       .09
-----------------------------------------------------------
-----------------------------------------------------------
1993                   1st       2nd       3rd       4th

High                $ 40.50     45.50     53.88     57.00
Low                 $ 33.25     37.38     43.38     46.00
Dividends Paid      $  .085      .085      .085      .085
-----------------------------------------------------------
-----------------------------------------------------------

DIVIDEND REINVESTMENT PLAN
   Our dividend reinvestment plan provides our common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. There are no brokerage commissions or service charges for purchases made under the plan.


                                   seventy-two