Form 10-K405, Exhibit 13
period 1995-12-31
TELEPHONE & DATA SYSTEMS INC
filed 1996-03-22
CIK 96966

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
Telephone and Data Systems, Inc. ("TDS" or the "Company") provides high-quality telecommunications services to over 1.9 million consolidated cellular telephone, local telephone and radio paging customer units in 37 states and the District of Columbia. The accompanying financial statements present the results of operations of the Company's three primary businesses: United States Cellular Corporation [AMEX: "USM"], TDS Telecommunications Corporation ("TDS Telecom"), and American Paging, Inc. [AMEX: "APP"], as well as its developing personal communications services business, American Portable Telecom, Inc. ("American Portable") and TDS and its service subsidiaries.

TDS's long-term business development strategy is to expand its operations through internal growth and acquisitions, and to explore and develop telecommunications businesses that management believes utilize TDS's expertise in customer-based telecommunications.

CONSOLIDATED
TDS reported net income available to common of $102.0 million, or $1.74 per share, in 1995, compared to $58.0 million, or $1.07 per share, in 1994 and $31.5 million, or $.67 per share, in 1993. Consolidated operating results for 1995 and 1994 primarily reflect:

   / / rapid growth in cellular customer units resulting in substantial increases in revenue, operating income and operating cash flows;

   / /    steady growth in telephone access lines and revenues;

   / / slower growth in pagers served and higher operating costs coupled with a restructuring charge in the paging business unit resulting in a sharp decline in paging operating income for 1995;

   / / significant gains and cash proceeds from sales and trades of non-strategic cellular interests and other investments in 1995; and

   / / increased interest expense to finance continuing development of core cellular and telephone operations and expansion into personal communications services.

Net income available to common for 1995 was boosted by significant gains from the sales of non-strategic cellular interests and other investments. Excluding these gains, along with the related impact on income taxes and minority interest, net income available to common would have been $61.4 million, or $1.05 per share, in 1995, compared to $52.2 million, or $.96 per share, in 1994 and $29.2 million, or $.62 per share, in 1993.


                                                                 YEAR ENDED DECEMBER 31,
                                                         1995              1994              1993
                                                    -----------------------------------------------
                                                    (Dollars in millions, except per share amounts)
NET INCOME AVAILABLE TO COMMON
  As Reported                                           $ 102.0             $  58.0        $  31.5
  Less Effects of Gains                                    40.6                 5.8            2.3
                                                       --------------------------------------------
  Excluding Gains                                       $  61.4             $  52.2        $  29.2
                                                       --------------------------------------------
                                                       --------------------------------------------

EARNINGS PER SHARE
  As Reported                                           $  1.74             $  1.06        $   .67
  Less Effects of Gains                                     .69                 .10            .05
                                                       --------------------------------------------
  Excluding Gains                                       $  1.05             $   .96        $   .62
                                                       --------------------------------------------
                                                       --------------------------------------------


OPERATING REVENUES increased 31% ($223.6 million) during 1995 and 31% ($173.0 million) during 1994 primarily as a result of increases in customer units served. Consolidated cellular telephone, telephone and radio paging customer units increased 31% in 1995 and 36% in 1994 primarily through internal growth. The rate of customer unit growth declined in 1995 due primarily to the slower rate of growth of paging customer units.

Cellular telephone revenues increased $160.0 million in 1995 and $118.1 million in 1994 on 69% and 61% increases in customer units and strong increases in inbound roaming revenues. Telephone revenues increased $48.5 million in 1995 and $38.2 million in 1994 as a result of acquisitions, increased network usage, recovery of increased costs of providing long-distance services and internal access line growth of 5% in each year. Radio paging revenues increased $15.1 million in 1995 and $16.7 million in 1994 on 20% and 42% increases in paging units in service.

OPERATING EXPENSES rose 32% ($200.4 million) in 1995 and 27% ($133.9 million) in 1994 due primarily to added expenses to serve the growing customer base.

Cellular telephone operating expenses increased $134.6 million during 1995 and $92.1 million during 1994 due to the effects of additional marketing and selling expenses incurred to add new customers as well as the costs of providing services to the increased customer base. Telephone operating expenses increased $41.9 million during 1995 and $25.7 million during 1994 due to the effects of acquisitions and growth in internal operations. Paging operating expenses increased $23.9 million in 1995 and $16.1 million in 1994 due to additional costs to serve current customers and to add new customers as well as additional 1995 expenses to restructure certain business processes.

OPERATING INCOME increased 21% ($23.2 million) in 1995 and 56% ($39.1 million) in 1994 due to improved cellular and telephone operating results offset somewhat in 1995 by the sharp decline in paging operating results.

Cellular telephone operating income increased $25.4 million in 1995 and $26.0 million in 1994. Telephone operating income increased $6.6 million in 1995 and $12.5 million in 1994. Paging operating loss increased $8.8 million in 1995 after declining $600,000 in 1994.



                                                          YEAR ENDED DECEMBER 31,
                                                  1995             1994             1993
                                             ---------------------------------------------
                                                        (Dollars in thousands)
Operating Income
     Cellular telephone                       $  42,755         $  17,385       $  (8,656)
     Telephone                                   98,240            91,606          79,110
     Radio paging                                (8,997)             (169)           (721)
                                             ---------------------------------------------
                                              $ 131,998         $ 108,822       $  69,733
                                             ---------------------------------------------
                                             ---------------------------------------------
Operating Margins
     Cellular telephone*                            9.0%              5.5%           (4.2%)
     Telephone**                                   29.2%             30.8%           29.5%)
     Radio paging*                                 (9.7%)             (.2%)          (1.1%)
     Consolidated                                  13.8%             14.9%           12.5%)
                                             ---------------------------------------------
                                             ---------------------------------------------


  *Computed on Service Revenues
 **Local Telephone Operating Margin

Management anticipates continued growth in consolidated customer units and revenues as the business units continue their expansion and development programs. The rate of revenue growth is expected to be somewhat slower as cellular and paging revenue per unit continues to decline. Expenses should increase driven by customer growth, although at a slower rate than revenues, yielding continued growth in operating income and operating cash flow.

INVESTMENT AND OTHER INCOME totalled $103.9 million in 1995, $33.7 million in 1994 and $28.1 million in 1993.

CELLULAR INVESTMENT INCOME, the Company's share of income of cellular markets in which the Company has a minority interest and follows the equity method of accounting, increased 56% ($14.6 million) in 1995 and 66% ($10.3 million) in 1994 as income from the cellular markets increased. Cellular investment income is net of amortization of license costs relating to these minority interests.

GAIN ON SALE OF CELLULAR INTERESTS AND OTHER INVESTMENTS totalled $86.6 million in 1995, $7.5 million in 1994 and $5.0 million in 1993 as the Company has sold or traded non-strategic cellular interests and sold other investments.

PCS DEVELOPMENT COSTS totalled $7.8 million in 1995 and $1.7 million in 1994 representing expenses incurred by TDS and American Portable to participate in the Federal Communications Commission ("FCC") auction process, to build American Portable's management and operating teams and to develop American Portable's strategic and operational plans for the future deployment of per-sonal communications services ("PCS"). American Portable spent approximately $289 million on the purchase of the PCS licenses. Amortization of the licenses will begin upon commencement of operations in early 1997. The Company expects to incur significant expenditures for the development of PCS activities during 1996 and 1997.

MINORITY SHARE OF INCOME includes (a) minority shareholders' share of USM's net income (1995 and 1994) or loss (1993), (b) minority partners' share of income or loss of majority-owned cellular markets, (c) minority shareholders' share of income of majority-owned telephone companies, and (d) minority shareholders' share of APP's loss in 1995 and 1994.



                                                         YEAR ENDED DECEMBER 31,
                                              1995                1994                1993
                                             ---------------------------------------------
                                                          (Dollars in thousands)
Minority Share of (Income) Loss
  United States Cellular
   Minority Shareholders' Share              $ (19,046)      $  (2,740)          $  4,270
   Minority
     Partners Share                             (7,902)         (5,152)            (3,496)
                                             ---------------------------------------------
                                               (26,948)         (7,892)               774
  Telephone
    Subsidiaries                                (1,691)         (1,420)            (1,249)
  American Paging                                2,781             233                 --
                                             ---------------------------------------------
                                             $ (25,858)      $  (9,079)          $   (475)
                                             ---------------------------------------------
                                             ---------------------------------------------

INTEREST EXPENSE increased 23% ($9.6 million) in 1995 and 10% ($3.8 million) in 1994. USM sold $745 million principal amount at maturity of 6% zero coupon convertible debt in June 1995, realizing approximately $221.5 million. Amortization of the related bond discount, a non-cash item, increased interest expense $7.4 million in 1995. USM has also financed certain equipment purchases and construction costs under a vendor financing agreement. The average amount outstanding under the vendor arrangement increased $54.0 million in 1995, increasing interest expense $5.3 million. TDS Telecom interest expense increased $1.4 million in 1995 and $900,000 in 1994 due primarily to additional interest expense of acquired telephone companies.

TDS has used short-term debt supplemented by proceeds from the sale of Medium-Term Notes to fund the acquisition of PCS licenses, to fund paging operations and for general corporate purposes. Corporate interest expense increased $8.6 million in 1995 and $2.9 million in 1994. Average short-term debt increased $89.2 million in 1995 and $18.2 million in 1994. The average interest rate jumped to 6.4% in 1995 from 5.2% in 1994. TDS capitalized a total of $13.2 million of interest related to the development of PCS licenses in 1995. See "Financial Resources and Liquidity" for a further discussion of short and long-term debt.

INCOME TAX EXPENSE increased 99% ($40.3 million) in 1995 and 54% ($14.2 million) in 1994, reflecting primarily the 83% and 68% increases in pretax income. The effective income tax rates were 44% in 1995, 40% in 1994, and 44% in 1993. The lower 1994 rate reflects deferred income taxes provided on the book/tax basis difference related to certain telephone acquisitions and certain income excluded due to the dividend exclusion rules.

NET INCOME AVAILABLE TO COMMON was $102.0 million in 1995, $58.0 million in 1994 and $31.5 million in 1993. The increase in 1995 from 1994 reflects the increase in gain on the sales of cellular interests and other investments of $34.8 million (after income taxes and minority shareholders' share), and the continued improvement in operating results of the cellular business offset somewhat by increased paging losses and PCS development expenses. The increase in 1994 from 1993 reflects the significant improvement in operating results for the cellular and telephone segments.

TDS anticipates that start-up and development of high-quality networks and the marketing of systems in American Portable's major markets will reduce the rate of growth in TDS's operating and net income from levels which would otherwise be achieved during the next few years.

EARNINGS PER COMMON SHARE were $1.74 in 1995, $1.06 in 1994 and $.67 in 1993. The increases in earnings per share reflect the 76% and 84% increases in net income available to common, offset somewhat by the 8% and 15% increases in weighted average common shares outstanding in 1995 and 1994, respectively.

TELECOMMUNICATIONS ACT OF 1996. On February 8, 1996, the Telecommunications Act of 1996 was signed into law. The new law is deregulatory and pro-competition but also contains special pro-rural provisions which continue such principles as universal service and toll rate averaging. All TDS Telecom companies fit the definition of a rural telephone company. The new law will provide TDS Telecom with some protection from competitors, while also providing opportunities to grow its business. During the next 15 months, the FCC will be initiating and managing various rulemaking proceedings to establish the necessary rules to implement the law. State Commissions will also be involved in the implementation of the law and FCC rules and will monitor the actions and progress of carriers in their respective states. TDS Telecom will be actively participating in this process with the goal that the pro-rural provisions of the law are translated into effective rules.

CELLULAR TELEPHONE OPERATIONS
TDS provides cellular telephone service through United States Cellular Corporation [AMEX: "USM"], an 80.8%-owned subsidiary. USM owns, operates and invests in cellular markets.

Consolidated results of operations include 710,000 customer units in 137 markets at the end of 1995 compared to 421,000 customer units in 130 markets at the end of 1994 and 261,000 customer units in 116 markets at the end of 1993. USM follows the equity method of accounting for its investments in minority-owned and managed markets and the more significant minority-owned markets managed by others. USM follows the cost method of accounting for its investments in minority-owned markets managed by others which are being held for sale or exchange. In the aggregate, USM had rights to interests in 201 cellular telephone markets representing 24.5 million population equivalents at December 31, 1995.

Operating results for 1995 and 1994 primarily reflect the rapid customer growth in USM's consolidated markets. Operating revenue increases were driven by the 69% and 61% growth in consolidated customer units in 1995 and 1994, respectively. Operating expenses increased due to increased marketing costs related to the rapid customer growth, increased customer usage and the costs associated with operating an increased number of cell sites. Operating expenses increased at a slower rate than the increase in revenues due to improving economies of scale and continued improvements in business processes. Operating cash flow (operating income plus depreciation and amortization) increased 60% to $132.2 million in 1995 from $82.8 million in 1994 and $36.4 million in 1993. Operating income more than doubled to $42.8 million in 1995 compared to $17.4 million in 1994 and an operating loss of $8.7 million in 1993.




                                             YEAR ENDED OR AT DECEMBER 31,
                                           1995           1994           1993
                                       -----------------------------------------
                                  (Dollars in thousands, except per customer amounts)
Operating Revenues
  Local service                        $   289,518    $   187,978    $   117,610
  Inbound roaming                          148,020        104,009         70,109
  Long-distance                             35,228         22,796         13,965
  Other                                      3,868          3,866          2,116
                                       -----------------------------------------
     Service Revenues                      476,634        318,649        203,800
  Equipment sales                           15,761         13,755         10,510
                                       -----------------------------------------
                                           492,395        332,404        214,310
                                       -----------------------------------------
Operating Expenses
  System operations                         70,442         46,869         34,301
  Marketing and selling                    102,361         69,072         43,478
  Cost of
    equipment sold                          54,948         39,431         25,688
  General and
    administrative                         132,431         94,193         74,472
  Depreciation                              57,302         39,520         25,665
  Amortization                              32,156         25,934         19,362
                                       -----------------------------------------
                                           449,640        315,019        222,966
                                       -----------------------------------------
Operating
  Income (Loss)                        $    42,755    $    17,385    $    (8,656)
                                       -----------------------------------------
                                       -----------------------------------------
Cellular telephone
  revenues as a percent
  of total revenues                             52%            45%            38%
Additions to property,
  plant and equipment                  $   218,506    $   158,453    $    94,088
Identifiable assets                    $ 1,890,621    $ 1,584,142    $ 1,275,569
                                       -----------------------------------------
                                       -----------------------------------------
Consolidated Markets:
  Customers                                710,000        421,000        261,000
  Market penetration                          3.18%          1.98%          1.35%
  Cell sites in service                      1,116            790            522
  Average monthly
   service revenue
   per customer                        $     72.48    $     79.74    $     84.83
  Churn rate per month                         2.1%           2.3%           2.3%
  Marketing cost per
   gross customer
   addition                            $       361    $       408    $       414
                                       -----------------------------------------
                                       -----------------------------------------


OPERATING REVENUES increased 48% ($160.0 million) in 1995 and 55% ($118.1 million) in 1994. The revenue increases in 1995 and 1994 were primarily attributable to increases in the number of local retail customers, growth in inbound roaming revenues and the effect of acquisitions. Acquisitions increased operating revenues 13% ($44.2 million) in 1995 and 12% ($25.5 million) in 1994. Average monthly revenue per customer was $72 in 1995, $80 in 1994 and $85 in 1993. The decline in average monthly revenue per customer reflects the industry-wide trend of newer customers tending to use fewer minutes per month, per minute price decreases, incentives for using lower-priced off-peak minutes and the declining contribution of inbound roaming revenue per customer.


LOCAL SERVICE REVENUE, from local customers' usage of USM's systems, increased 54% ($101.5 million) in 1995 and 60% ($70.4 million) in 1994. The revenue increases were primarily the result of the 69% and 61% customer growth, respectively, in consolidated markets.

Local minutes of use averaged 95 per month in 1995 and 1994 and 103 in 1993. Average monthly local retail revenue per customer was $44 in 1995, $47 in 1994 and $49 in 1993. The decline in average local revenue per customer in 1995 was primarily a result of USM's use of incentive programs to increase lower-priced weekend and off-peak usage. The 1994 decline was primarily related to the decrease in average minutes of use per customer. The industry trend of declining average monthly minutes of use and average monthly retail revenue per customer is believed to be related to the tendency of early customers in a market to be the heaviest users during peak business hours. Newer customers are a result of continued penetration of the consumer market, which tends to include fewer peak business hour usage customers. USM believes local retail revenue per customer will continue to decrease due to the usage patterns of incrementally added customers.

INBOUND ROAMING REVENUE (charges to customers of other systems who use USM's cellular systems when roaming) increased 42% ($44.0 million) in 1995 and 48% ($33.9 million) in 1994. The increase is attributable to an increase in the number of customers from other systems using USM's systems as well as an increased number of cell sites within those systems offset somewhat by a reduction in the average price per minute. Average monthly inbound roaming revenue per customer was $23, $26 and $29 in 1995, 1994 and 1993, respectively.

LONG-DISTANCE AND OTHER REVENUE increased 47% ($12.4 million) in 1995 and 66% ($10.6 million) in 1994 as the volume of long-distance calls billed by USM increased. Average monthly long-distance and other revenue per customer was $5, $7 and $7 in 1995, 1994 and 1993, respectively.

EQUIPMENT SALES REVENUE reflects the sale of cellular telephone units. The average revenue per telephone unit sold was $53 in 1995, $90 in 1994 and $127 in 1993. The decline in average revenue per unit reflects USM's decision to reduce sales prices on cellular telephones to increase the number of customers, to maintain its market position and to meet competitive prices, as well as to pass through reduced manufacturers' prices.

OPERATING EXPENSES increased 43% ($134.6 million) in 1995 and 41% ($92.1 million) in 1994. The increases were primarily due to increased marketing costs related to increased customer activations, a larger customer base, acquisitions and increased depreciation and amortization expense related to increases in fixed assets and license costs. Acquisitions increased operating expenses 13% ($40.7 million) in 1995 and 14% ($30.9 million) in 1994.

SYSTEM OPERATIONS EXPENSES increased 50% ($23.6 million) in 1995 and 37% ($12.6 million) in 1994 as a result of increases in customer usage expenses and costs associated with operating the increased number of cell sites.

Customer usage expenses represent charges from other telecommunications service providers for local intercon-nection to the landline network, toll charges and roaming expenses from USM's customers' use of systems other than their local systems, offset somewhat by pass-through roaming revenue. Customer usage expenses grew 62% ($13.4 million) in 1995 and 19% ($3.5 million) in 1994 as minutes used on USM's systems increased, primarily related to the 69% increase in customers and increased inbound roaming usage.

Maintenance, utility and cell site expenses grew 40% ($10.2 million) in 1995 and 56% ($9.1 million) in 1994 reflecting the 41% and 51% growth in the number of cell sites, respectively. The number of cell sites operated increased to 1,116 in 1995 from 790 in 1994 and 522 in 1993.

MARKETING AND SELLING EXPENSES increased 48% ($33.3 million) in 1995 and 59% ($25.6 million) in 1994. Marketing and selling expenses consist primarily of personnel costs, commissions, retail office expenses, advertising and promotional expenses. These expenses grew in 1995 and 1994 due to the increased number of gross customer activations. COST OF EQUIPMENT SOLD reflects the cost of increased unit sales discussed above, offset somewhat by falling manufacturers' prices per unit. The average cost of a telephone unit sold was $186 in 1995, $258 in 1994 and $309 in 1993. Cost per gross customer addition (marketing and selling expenses and cost of equipment sold less equipment revenues divided by gross customer additions) decreased to $361 in 1995 from $408 in 1994 and $414 in 1993.

GENERAL AND ADMINISTRATIVE EXPENSES increased 41% ($38.2 million) in 1995 and 26% ($19.7 million) in 1994. These expenses include the cost of operating USM's local business offices and its corporate expenses. The increases include the effects of an increase in expenses required to serve the growing customer base in existing markets and an expansion of both local administrative office and corporate staff, necessitated by growth in USM's business and the acquisition of additional operations. USM is using an ongoing clustering strategy to combine local operations wherever feasible in order to gain operational efficiencies and reduce its administrative expenses.

DEPRECIATION EXPENSE increased 45% ($17.8 million) in 1995 and 54% ($13.9 million) in 1994, reflecting increases in average fixed asset balances of 48% and 54%, respectively. AMORTIZATION EXPENSE, primarily amortization of license costs, increased 24% ($6.2 million) in 1995 and 34% ($6.6 million) in 1994 due to increases in license costs.

OPERATING INCOME was $42.8 million in 1995 and $17.4 million in 1994, compared to an operating loss of $8.7 million in 1993. Operating margin on service revenues improved to 9.0% in 1995 from 5.5% in 1994 and (4.2%) in 1993. The improvement in 1995 and 1994 was primarily due to the growth in the customer base and the increase in roaming revenue.

The Company expects service revenues to continue to grow in 1996 as customers are added to USM's markets and as it realizes a full year of revenue from customers and additional retail and roaming revenue from cell sites added in 1995. However, management anticipates that average monthly revenue per customer will continue to decrease as local retail revenue per minute of use declines and as the growth rate of the Company's customer base exceeds the growth rate of inbound roaming revenue, diluting the roaming contribution per customer. The Company also expects expenses to continue to increase in 1996 as it incurs a full year of expenses for markets and cell sites added in 1995 and it incurs expenses associated with customer and system growth.

Additionally, management believes there exists a seasonality at USM in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

TELEPHONE OPERATIONS
TDS manages its local landline telephone service through its wholly owned subsidiary TDS Telecommunications Corporation ("TDS Telecom").
TDS Telecom operates 100 telephone companies which serve 425,900 access lines in 28 states. It also operates a small, long-distance company. TDS Telecom expands its operations through internal access line growth and acquisitions. During the last three years, a total of 50,900 access lines have been added through internal growth and 53,300 access lines through acquisitions.

Operating results for 1995 and 1994 primarily reflect increases in access lines of 9% in 1995 and 10% in 1994 due to internal growth and acquisitions. Operating cash flow increased 9% to $175.6 million in 1995 compared to an increase of 16% to $160.5 million in 1994. The rate of growth of operating cash flow slowed in 1995 due to the effects of earnings pressures from regulatory agencies and long-distance providers and increased operating expenses. TDS Telecom continues to provide steadily growing operating cash flow and earnings to support its construction activities.





                                                      Year Ended or at December 31,
                                               1995                   1994              1993
                                            ---------------------------------------------------
                                           (Dollars in thousands, except per customer amounts)
Local Telephone Operations
 Operating Revenues
 Local service                              $    94,964          $   81,986           $  72,191
 Network access and
  long-distance                                 195,575             174,178             159,111
 Miscellaneous                                   41,625              40,399              36,820
                                            ---------------------------------------------------
                                                332,164             296,563             268,122
                                            ---------------------------------------------------
 Operating Expenses
  Network operations                             54,086              45,033              42,524
  Depreciation                                   69,890              64,060              56,024
  Amortization                                    4,898               3,894               3,538
  Customer operations                            47,322              42,618              39,416
  Corporate and other                            59,084              49,706              47,510
                                            ---------------------------------------------------
                                                235,280             205,311             189,012
                                            ---------------------------------------------------
    Local Telephone
     Operating Income                            96,884              91,252              79,110
                                            ---------------------------------------------------
Long-distance Operations
  Revenues                                       22,677               9,778                  --
  Expenses                                       21,321               9,424                  --
                                            ---------------------------------------------------
    Long-distance
     Operating Income                             1,356                 354                  --
                                            ---------------------------------------------------
Operating Income                            $    98,240           $  91,606           $  79,110
                                            ---------------------------------------------------
                                            ---------------------------------------------------

Telephone revenues
  as a percent of
  total revenues                                    37%                 42%                 48%
Additions to property,
  plant and equipment                       $   101,139           $ 117,867           $  82,233
Identifiable assets                           1,058,241             984,563             829,489
Telephone plant
  in service
  per access line                           $     2,356           $   2,283           $   2,205
                                            ---------------------------------------------------
                                            ---------------------------------------------------
Companies                                           100                  96                  94
Access lines                                    425,900             392,500             356,200
Growth in access lines
  from prior year-end:
   Acquisitions                                  13,500              19,700              20,100
   Internal growth                               19,900              16,600              14,400
Average monthly
  revenue per
  access line                               $     66.80           $   66.60           $   65.30
                                            ---------------------------------------------------
                                            ---------------------------------------------------

OPERATING REVENUES from local telephone operations increased 12% ($35.6 million) in 1995 and 11% ($28.4 million) in 1994. The increases in revenues were due to the effects of acquisitions, increased network usage, internal access line growth and the recovery of increased costs of providing long-distance services. Acquisitions increased local telephone revenues 6% ($16.8 million) in 1995 and 4% ($9.7 million) in 1994.

Excluding the effects of acquisitions, local telephone revenues increased 6% ($18.8 million) in 1995 and 7% ($18.8 million) in 1994.

LOCAL SERVICE REVENUES increased 10% ($8.4 million) in 1995 and 11% ($8.1 million) in 1994, excluding the effects of acquisitions. Internal growth in access lines and sales of custom-calling and other features increased local ser-vice revenues approximately $5.5 million in 1995 and $4.8 million in 1994. Certain extended community calling ("ECC") revenues previously reported as network access revenues and changes in settlement plans increased local service revenues approximately $3.4 million in 1995 and $1.6 million in 1994.

NETWORK ACCESS AND LONG-DISTANCE REVENUES increased 6% ($10.5 million) in 1995 and 5% ($8.5 million) in 1994, excluding the effects of acquisitions. Recovery of increased costs of providing access to long-distance carriers increased revenues $4.5 million in 1995 and $4.1 million in 1994. Settlements received from toll pools relating to prior years' activity increased these revenues by $1.7 million in 1995, while a $3.4 million decrease in these revenues resulted from the reclassification of ECC revenues to local service revenues. Changes in FCC-mandated cost separations rules increased revenues $1.3 million in 1994. The remainder of the revenue increase in 1995 and 1994 was primarily due to increased minutes of use, increases in access lines served and changes in rates of return.

MISCELLANEOUS REVENUES, excluding the effects of acquisitions, remained relatively unchanged in 1995 and increased 6% ($2.2 million) in 1994.

OPERATING EXPENSES from local telephone operations increased 15% ($30.0 million) in 1995 and 9% ($16.3 million) in 1994. The effects of acquisitions increased expenses 7% ($13.8 million) in 1995 and 4% ($7.2 million) in 1994.

NETWORK OPERATIONS EXPENSE INCREASED 14% ($6.3 million) in 1995 and 1% ($500,000) in 1994, net of acquisitions. Network operations expense consists of costs to maintain the high-quality telecommunications networks which provide advanced telecommunications services. The increase in 1995 includes a $2.0 million charge for additional routine maintenance activity and write-offs of equipment. The remaining increase in 1995 and the increase in 1994 were primarily due to salary and work force changes.

CUSTOMER OPERATIONS EXPENSE increased 5% ($2.2 million) in 1995 and 5% ($2.0 million) in 1994, net of acquisitions. Customer operations expense includes costs for marketing, sales, product management, as well as expenses for establishing and servicing customer accounts. The increases were due primarily to salary and workforce changes.

CORPORATE AND OTHER EXPENSES increased 10% ($5.2 million) in 1995 and 1% ($500,000) in 1994, net of acquisitions. Corporate and other expenses consist of costs incurred for executive administration and management, accounting, human resource management, information management, legal services and property and other non-income taxes. The increase in 1995 relates to increased property and non-income taxes and marketing, advertising and start-up costs for non-regulated activities as well as salary and work force changes.

DEPRECIATION AND AMORTIZATION EXPENSE increased 4% ($2.5 million) in 1995 and 10% ($6.0 million) in 1994, excluding the effects of acquisitions. The increase in depreciation expense is primarily due to growth in plant and equipment. Lump-sum depreciation adjustments and increases in certain depreciation rates increased these expenses 4% ($2.4 million) in 1994. The composite depreciation rate was 7.1% in 1995, 7.5% in 1994 and 7.3% in 1993.

LONG-DISTANCE OPERATIONS represents revenues and expenses from a small, long-distance operation acquired in August 1994.

OPERATING INCOME from telephone operations increased 7% ($6.6 million) in 1995 and 16% ($12.5 million) in 1994. The effects of acquisitions increased operating income 4% ($3.8 million) in 1995 and 4% ($2.8 million) in 1994. The local telephone operating margin, excluding long-distance operations, was 29.2% in 1995, 30.8% in 1994 and 29.5% in 1993. The reduction in operating margin in 1995 was caused by earnings pressures from regulatory agencies and long-distance providers and increased operating expenses.

Management expects TDS Telecom's revenues, operating income and operating cash flow to continue to increase modestly in 1996 from steady growth in operations. Continued pressures on revenue sources, however, may cause operating margins to be somewhat reduced in future periods.

TDS Telecom is subject to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." As of December 31, 1995, all seven Bell Companies and a few major independent local exchange carriers have discontinued the application of SFAS 71 for external reporting purposes. Criteria that would give rise to the discontinuance of SFAS No. 71 at TDS Telecom include: 1) increasing competition that would restrict TDS Telecom's ability to establish prices to recover specific costs, and 2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. These criteria are reviewed on a state-by-state basis to determine whether continued application of SFAS No. 71 is appropriate. The Company has no current plans to change its method of accounting.

In analyzing the effect of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and therefore any adjustments to accumulated depreciation would be immaterial. The net effect of a write-off of regulatory assets and liabilities would also be immaterial.

RADIO PAGING OPERATIONS
TDS manages its radio paging business through American Paging, Inc. [AMEX:
"APP"], an 82.3%-owned sub-sidiary. APP provides wireless messaging communications through 38 sales and service operating centers in 14 states and the District of Columbia. At December 31, 1995, APP served 784,500 customers through its digital radio transmission systems covering an area with a total population of approximately 75 million. During the last three years, APP has added 385,600 customers through internal growth and 76,700 customers through acquisitions.

During 1995, American Paging announced a plan to restructure key operating areas which began in the third quarter and will extend into 1996. Upon completion of the plan, APP is targeting increased sales through the direct channel, an improved customer mix, a lower level of administrative costs and improved customer service. As a part of the plan, APP is consolidating its 17 service operating centers into a single center. APP recorded restructuring charges of $2.9 million in the last half of 1995.

American Paging experienced a slowing of growth in customers during the last half of 1995 as a result of disruptions due to staff reductions, the announcement of the consolidation of administrative offices and the realignment of its sales force which was done to place greater emphasis on the direct distribution channel. As a result, combined with the restructuring charges, operating cash flow decreased 8% to $15.7 million in 1995 compared to an increase of 34% to $17.0 million in 1994. APP expects slower unit and revenue growth through the next several quarters as a result of refocusing the sales force and retraining customer service representatives. The slower revenue growth along with the additional costs of the restructuring activities may result in operating losses for the next several quarters.



                                                          Year Ended December 31,
                                            1995                1994                 1993
                                            ---------------------------------------------------
                                                          (Dollars in thousands)
Service Operations
 Revenues                                   $  93,034           $  77,520            $  64,384
                                            ---------------------------------------------------
 Costs and expenses
  Cost of services                             24,062              19,347               15,837
  Selling and
   advertising                                 15,988              13,249               11,131
  General and
   administrative                              37,308              27,947               24,783
  Depreciation                                 20,659              14,537               11,182
  Amortization                                  4,033               2,641                2,210
                                            ---------------------------------------------------
                                              102,050              77,721               65,143
                                            ---------------------------------------------------
  Service
   Operating (Loss)                            (9,016)               (201)                (759)
                                            ---------------------------------------------------
Equipment Sales
  Revenues                                     14,116              14,545               10,979
  Cost of equip-
   ment sold                                   14,097              14,513               10,941
                                            ---------------------------------------------------
   Equipment Sales
    Income                                         19                  32                   38
                                            ---------------------------------------------------
  Operating (Loss)                          $  (8,997)          $    (169)           $    (721)
                                            ---------------------------------------------------
                                            ---------------------------------------------------


                                                      Year Ended or at December 31,
                                                      1995           1994            1993
                                                   ----------------------------------------
                                               (Dollars in thousands, except per unit amounts)
Radio paging revenues
  as a percent of
  total revenues                                          11%            13%            14%
Additions to property
  and equipment                                    $  28,994      $  27,403      $  24,813
Identifiable assets                                $ 159,170      $ 146,107      $  74,923
                                                   ----------------------------------------
                                                   ----------------------------------------
Pagers in service                                    784,500        652,800        460,900
Average monthly service
  revenue per unit                                 $   10.57      $   11.92      $   13.65
Transmitters in service                                1,018            943            685
Churn rate per month                                     2.5%           2.6%           2.9%
Marketing cost per
  gross customer
  unit addition                                    $      50       $     41      $      42
                                                   ----------------------------------------
                                                   ----------------------------------------


SERVICE REVENUES increased 20% ($15.5 million) in 1995 and 20% ($13.1 million) in 1994, primarily as a result of growth in the number of pagers in service. Pagers in service increased 20% (131,700, including 28,400 from acquisitions) in 1995 and 42% (191,900, including 37,600 from an acquisition) in 1994.


Average monthly service revenue per unit declined 11% to $10.57 in 1995 and 13% to $11.92 in 1994. The decline in average revenue per unit reflects the shift during 1993 to lower revenue producing reseller channels as well as competitive pressures. APP refocused its marketing strategy in mid-1995 to the higher revenue producing direct distribution channel. Reseller units comprised 49% of net unit sales in 1995, 53% in 1994 and 39% in 1993. Average revenue per reseller unit is approximately 30% of the average revenue per direct unit.

SERVICE OPERATING EXPENSES increased 31% ($24.3 million) in 1995 and 19% ($12.6 million) in 1994 primarily due to additional costs to serve the expanded customer base, add new customers, increase system capacity and geographic coverage, and the added 1995 restructuring expenses.

COST OF SERVICES increased 24% ($4.7 million) in 1995 and 22% ($3.5 million) in 1994 due to additional costs to provide service to the increased customer base, and the costs of maintaining, upgrading and expanding systems to improve system reliability and coverage.

SELLING AND ADVERTISING EXPENSE increased 21% ($2.7 million) in 1995 and 19% ($2.1 million) in 1994 due to the increased number of sales personnel and advertising expenses. The cost per gross customer addition, excluding customers added through acquisitions, was $50 in 1995 compared to $41 in 1994 and $42 in 1993.

GENERAL AND ADMINISTRATIVE EXPENSE increased 33% ($9.4 million) in 1995 and 13% ($3.2 million) in 1994 due to increases in administrative personnel costs, bad debt expenses and general office expenses to support the growing customer base. Costs related to the restructuring of operations, including costs associated with closing excess office space and employee severance and related costs, increased expenses $2.1 million in 1995.

DEPRECIATION AND AMORTIZATION charges increased 44% ($7.5 million) in 1995 and 28% ($3.8 million) in 1994, reflecting increased investment in pagers and related equipment, and the effects of acquisitions. Based on a study of useful lives, APP shortened the estimated useful lives of pagers and transmitters beginning July 1, 1994. This change increased depreciation expense by approximately $1.7 million in 1995 and $1.5 million in 1994. During 1995, an $800,000 charge was incurred to write off certain assets expected to be retired as a result of the restructuring.

OPERATING LOSS was $9.0 million in 1995, $200,000 in 1994 and $700,000 in 1993.

BROADBAND PERSONAL
COMMUNICATIONS SERVICES
TDS manages its broadband personal communications services business through American Portable Telecom, Inc. ("American Portable"), a wholly owned subsidiary. American Portable's licenses cover the Major Trading Areas of Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus and account for approximately 27.3 million population equivalents.

American Portable filed a registration statement on February 20, 1996 for an initial public offering of approximately 16% of its Common Shares.

Management anticipates that the construction of the cell sites will begin in the second quarter of 1996, following the completion of detailed engineering and site acquisition activities. Marketing and selling activities along with commercial operations are anticipated to commence in early 1997.

PCS DEVELOPMENT COSTS include expenses incurred by TDS and American Portable to participate in the FCC auction process, to build American Portable's management and operating teams and to develop American Portable's strategic and operational plans for the future deployment of personal communications services. American Portable expects to incur significant expenditures for the development of PCS activities during 1996.


                                            YEAR ENDED OR AT DECEMBER 31,
                                         1995            1994           1993
                                    ----------------------------------------
                                              (Dollars in thousands)
Additions to property
  and equipment                     $   12,025       $      --        $    --
Identifiable assets                 $  318,265       $  20,473        $    --
                                    ----------------------------------------
                                    ----------------------------------------

PARENT AND SERVICE COMPANY OPERATIONS
OTHER (EXPENSE) INCOME, NET includes the gross income of TDS's computer, printing and other service companies and costs of corporate operations.


                                         YEAR ENDED OR AT DECEMBER 31,
                                       1995           1994          1993
                                    ----------------------------------------
                                             (Dollars in thousands)
Additions to property
  and equipment                     $  9,964       $  7,754       $  7,386
Identifiable assets                 $ 42,786       $ 54,841       $ 79,202
                                    ----------------------------------------
                                    ----------------------------------------

INFLATION
Management believes that inflation affects TDS's business to no greater extent than the general economy.

ACCOUNTING FOR THE
IMPAIRMENT OF LONG-LIVED ASSETS
The Financial Accounting Standard Board issued SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in March 1995, which became effective in January 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management is currently analyzing the impact of this statement, but does not anticipate that the effect on results of operations and financial position will be material.

FINANCIAL RESOURCES AND LIQUIDITY
TDS and its subsidiaries operate relatively capital-intensive businesses. Rapid growth has caused expenditures for construction, expansion and acquisition programs to exceed internally generated cash flow in recent years. Accordingly, TDS has obtained substantial funds from external sources to finance construction of cellular telephone systems and to fund acquisitions during the past three years. Although the steady internal cash flow from TDS Telecom and increasing internal cash flow from USM have reduced the need for external financing, the development and construction activities of American Portable will require substantial additional funds from external sources.

CASH FLOWS FROM OPERATING ACTIVITIES TDS is generating substantial internal funds from the rapid growth in customer units and revenues. Operating cash flow (operating income plus depreciation and amortization) increased 24% to $323.5 million in 1995, and 39% to $260.3 million in 1994. The increases represent primarily the 60% ($49.4 million) and 127% ($46.5 million) increases, respectively, from the cellular telephone operations. Cash flows from other operating activities (investment and other income, interest and income tax expense, and changes in working capital and other assets and liabilities) required $111.9 million in 1995, $35.6 million in 1994 and $27.5 million in 1993.



                                             YEAR ENDED DECEMBER 31,
                                        1995         1994            1993
                                    ----------------------------------------
                                               (Dollars in thousands)
Operating cash flow
 Cellular telephone                 $ 132,213     $  82,839       $  36,371
 Telephone                            175,594       160,484         138,672
 Radio paging                          15,695        17,009          12,671
                                    ----------------------------------------
                                      323,502       260,332         187,714

Other operating
 activities                          (111,893)      (35,646)        (27,518)
                                    ----------------------------------------
                                    $ 211,609     $ 224,686       $ 160,196
                                    ----------------------------------------
                                    ----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES TDS's long-term strategy is to provide a strong yet flexible financial foundation for each of its principal subsidiaries. TDS targets a consolidated ratio of equity to total capital in the range of 55% to 65%. Consolidated equity capital declined to 55% of total capitalization at December 31, 1995, compared to 62% at the beginning of 1993, primarily as a result of significant increases in debt and minority interest.

TDS uses short-term debt to finance its cellular telephone and radio paging operations, for acquisitions and for general corporate purposes. TDS takes advantage of attractive opportunities to retire short-term debt with the proceeds from long-term debt and equity sales and sales of non-strategic assets.

In 1995, USM received approximately $221.5 million on the sale of 20-year 6% zero coupon convertible debt. In 1995 and 1993, TDS sold $39.2 million and $92.5 million of Medium-Term Notes, respectively. In 1994, TDS sold Common Shares for cash totalling $4.9 million and APP received $45.6 million in an initial public offering of Common Shares. In 1993, TDS sold Common Shares for cash totalling $65.6 million and USM received $36.8 million from the sale of Common Shares to parties other than TDS pursuant to a rights offering. The sale of non-strategic cellular assets and other investments provided $197.6 million in net proceeds in 1995, $6.0 million in 1994 and $6.8 million in 1993.

USM and TDS Telecom have also used long-term debt to finance their construction and development activities. USM financed cellular system equipment and construction costs totalling $52.5 million in 1995 and $18.0 million in 1994 under vendor financing arrangements. Loans under these programs bear interest at 2.25% to 2.3% over the 90-day Commercial Paper Rate (5.58% at December 31, 1995) and have terms of seven to eight years. TDS Telecom telephone subsidiaries borrowed $12.0 million in 1995, $16.8 million in 1994 and $28.2 million in 1993 under the Rural Utility Service and the Rural Telephone Bank long-term federal government loan programs. Financing under these programs comprises 97% of total outstanding telephone subsidiary long-term debt at an average annual interest rate of 5.34%.

CASH FLOWS FROM INVESTING ACTIVITIES TDS makes substantial investments each year to acquire, construct, operate and maintain modern high-quality communications networks and facilities that exceed its customers expectations as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of the Company's networks.

Cash expenditures for property, plant and equipment additions totalled $366.2 million in 1995, $321.4 million in 1994 and $198.7 million in 1993. The acquisition and development of broadband and narrowband PCS licenses required $326.0 million in 1995 and $31.6 million in 1994. Cash used for acquisitions, excluding cash acquired, totalled $53.8 million in 1995, $37.6 million in 1994 and $51.6 million in 1993.

PROPERTY, PLANT AND EQUIPMENT
The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. The following table summarizes the Company's investments in its communications networks and related facilities during the past three years.


                                                                YEAR ENDED DECEMBER 31,
                                                      1995                1994                1993
                                                   -------------------------------------------------
                                                                    (Dollars in thousands)
Cellular telephone
  Cell sites and
    equipment                                      $ 153,434           $ 127,253          $   66,037
  Switching
    equipment                                         19,678               4,533               7,419
  Other                                               43,464              36,428              14,021
                                                   -------------------------------------------------
                                                     216,576             168,214              87,477
                                                   -------------------------------------------------
Telephone
  Central office                                      38,697              46,618              29,584
  Outside plant                                       55,569              52,629              38,877
  Other                                               10,106              16,236              12,357
                                                   -------------------------------------------------
                                                     104,372             115,483              80,818
                                                   -------------------------------------------------
Radio paging
  Pagers                                              15,582              15,641              12,201
  Terminals and
    transmitters                                       6,353              11,056               6,653
  Other                                                5,134               2,954               3,782
                                                   -------------------------------------------------
                                                      27,069              29,651              22,636
                                                   -------------------------------------------------
Other                                                 18,219               8,087               7,812
                                                   -------------------------------------------------
                                                   $ 366,236           $ 321,435          $  198,743
                                                   -------------------------------------------------
                                                   -------------------------------------------------


USM constructed 292 cell sites in 1995, 225 in 1994 and 138 in 1993. TDS Telecom installed 39 digital switches in 1995, 32 in 1994 and 54 in 1993, and made substantial improvements in outside plant facilities during each year. In addition to substantial expenditures for pagers in the past three years, APP added 75 net new transmitters in 1995, 258 in 1994 and 153 in 1993 in order to improve signal quality and expand the coverage areas of its paging systems.


The Company's expected property, plant and equipment additions reflect the Company's construction and expansion programs and are anticipated to aggregate approximately $434 million for 1996 excluding PCS construction and development expenditures discussed below.
   / / The cellular capital additions budget totals approximately $240 million for 1996, including about $100 million for new cell sites, $80 million for enhancements to existing systems and about $40 million for various information systems initiatives.
   / / The telephone capital additions budget totals approximately $125 million in 1996, including about $50 million for new digital switches and other switching facilities and $50 million for improvements to outside plant facilities.
   / / The radio paging property and equipment additions are anticipated to total about $54 million in 1996, including $14 million for systems and transmitters, $18 million for pagers, $14 million for information systems initiatives and restructuring activities, and $8 million for narrowband PCS activities.

   / / Other fixed asset expenditures are estimated to total $15 million in 1996.

The Company will finance the additions primarily with internally generated cash, supplemented by short-term bank financing, long-term financing obtained under federal government programs at TDS Telecom, and proceeds from the sale of non-strategic cellular interests.

PCS DEVELOPMENT American Portable plans to construct networks in its six primary Major Trading Areas. Management anticipates the construction of the cell sites will begin in the second quarter of 1996, following the completion of detailed engineering and site acquisition activities. Marketing and selling activities along with commercial operations are anticipated to commence in early 1997.

American Portable anticipates construction, development and introduction of PCS networks and services will require substantial capital and operating expenditures over the next several years. While construction (including microwave relocation), and other start-up activities may be impacted by many factors, American Portable estimates that the aggregate funds required through December 31, 1998 will total approximately $830 million ($420 million in 1996, $340 million in 1997 and $70 million in 1998). This amount includes an estimated $585 million of capital expenditures for construction of the PCS networks ($370 million in 1996, $205 million in 1997 and $10 million in 1998) and $245 million of estimated working capital requirements.

TDS expects American Portable's 1996 capital expenditures and expenditures for start-up and development activities to aggregate approximately $420 million. These expenditures will be financed using a variety of resources, including but not limited to, borrowings from TDS's short-term bank lines of credit, vendor financing and equity investors in American Portable. American Portable filed a registration statement on February 20, 1996 for an initial public offering covering 11.0 million, or approximately 16%, of its Common Shares. At the midpoint of the $15-$18 per share preliminary price range, completion of the offering would yield net proceeds of approximately $170 million.

TDS anticipates that start-up and development of high-quality networks and the marketing of systems in American Portable's major markets will reduce the rate of growth in TDS's operating and net income from levels which would otherwise be achieved during the next few years.

ACQUISITIONS
TDS seeks to acquire cellular telephone, telephone and paging companies which add value to the organization. The table below summarizes interests acquired at the respective dates of acquisition during the last three years and the aggregate consideration paid.




                                                                     YEAR ENDED DECEMBER 31,
                                                            1995                1994           1993
                                                        --------------------------------------------
Cellular interests
 acquired
  Population equivalents
   (millions)                                                 1.6                 1.3            3.8
  Units (consolidated)                                     34,000              18,000         23,600
Telephone
  interests acquired
   Companies                                                    5                   3              4
   Access lines                                            13,500              19,700         20,100
Paging units acquired                                      28,400              37,600         10,700
Consideration (millions)
  Cash                                                  $    47.8           $    40.4      $    58.8
  TDS Common Shares                                         127.8               173.7          281.6
  TDS Preferred Shares                                         --                12.5            3.0
  USM Common Shares                                          12.8                 1.4            7.7
  Subsidiary
   preferred stock                                             --                  --            2.9
  Other                                                        --                 1.4             --
                                                        --------------------------------------------
  Total Consideration                                   $   188.4           $   229.4      $   354.0
                                                        --------------------------------------------
                                                        --------------------------------------------


TDS has entered into definitive agreements at December 31, 1995, to acquire a controlling interest in one cellular market, a minority interest in one market, and one telephone company for an aggregate consideration of approximately $73 million, primarily TDS Common Shares. The two cellular interests to be acquired by TDS are expected to be assigned to USM, and at that time USM will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of USM Common Shares, notes payable or cash.

The Company is currently negotiating agreements for the acquisition of additional cellular, telephone and paging companies.

TDS and USM continue to assess the makeup of cellular holdings in order to maximize the benefits derived from clustering USM's markets. As the number of opportunities for acquisitions of cellular interests has decreased and as USM's clusters have grown to realize greater economies of scale, USM's focus has shifted toward exchanges and sales of non-strategic interests.

During 1995, USM sold its majority interests in six markets and its minority interests in six markets. These sales, along with sales of various marketable securities and certain other investments by the Company, generated aggregate cash proceeds of $199.6 million.

At December 31, 1995, USM had agreements pending to exchange a controlling interest in one market for a controlling interest in another market, to sell controlling interests in certain other markets and to settle litigation related to an investment interest sold in 1995. Pursuant to the agreements, USM will receive $150 million in cash and $20 million of notes receivable due in three years. All of the pending agreements discussed above are expected to be completed during 1996. Certain of these transactions will generate substantial gains for book and tax purposes.

LIQUIDITY
Management believes TDS has sufficient internal and external resources to finance the anticipated requirements of its business development, construction and acquisition programs.

The Company is generating substantial internal funds. Operating cash flow (operating income plus depreciation and amortization) increased to $323.5 million in 1995 from $260.3 million in 1994 and $187.7 million in 1993. Operating cash flow was 88% of property, plant and equipment additions in 1995, 81% in 1994 and 94% in 1993.

TDS Telecom plans to continue financing its telephone construction program primarily using internally generated cash supplemented by long-term financing from federal government programs. The TDS Telecom telephone subsidiaries had $147 million in unadvanced loan funds from federal government programs at year-end to finance the telephone construction program. These loan commitments have a weighted average annual interest rate of 6.3%.

USM plans to finance its cellular construction program using primarily internally generated cash supplemented by proceeds from the sales of non-strategic cellular interests.

American Portable plans to finance its 1996 construction and development expenditures primarily from the proceeds of the initial public offering, vendor financing and borrowings from TDS's short-term line of credit.

TDS and its subsidiaries have cash and temporary investments totalling $80.9 million and longer-term investments totalling $25.2 million at December 31, 1995. These investments are primarily the result of telephone operations' internally generated cash. While certain regulated telephone subsidiaries' debt agreements place limits on intercompany dividend payments, these restrictions are not expected to affect the Company's ability to meet its cash obligations.

TDS and its subsidiaries also have access to a variety of external capital sources. TDS and its subsidiaries had $468 million of bank lines of credit for general corporate purposes at December 31, 1995, $443 million of which were committed. Unused amounts of such lines totalled $287 million, $262 million of which were committed. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

TDS has a universal shelf registration statement which may be used from time to time to issue debt securities and/or Common Shares for cash. As of December 31, 1995, $238.4 million remained unused on the universal shelf.

TDS and USM have shelf registration statements covering the issuance of equity for acquisitions. TDS's shelf registration statement for acquisitions had 2.7 million Common Shares and 249,000 Preferred Shares unissued and unreserved at December 31, 1995. USM's shelf registration statement for acquisitions had 6.4 million Common Shares and 200,000 shares of Preferred Stock unissued and unreserved at December 31, 1995. In addition, the Company has issued Common Shares for acquisitions pursuant to registration statements filed specifically for particular acquisitions.

Management believes TDS's internal cash flows and funds available from cash and cash investments provide substantial financial flexibility. TDS also has substantial lines of credit and longer-term financing commitments to help meet its short- and long-term financing needs. Moreover, TDS and its subsidiaries have access to public and private capital markets and anticipate issuing debt and equity securities when capital requirements (including acquisitions), financial market conditions and other factors warrant.

     SELECTED CONSOLIDATED FINANCIAL DATA
--------------------



                                                                        YEAR ENDED OR AT DECEMBER 31,
                                             1995         1994         1993         1992         1991
                                        -------------------------------------------------------------
                                                (Dollars in thousands, except per share amounts)

Operating Revenues                     $  954,386   $  730,810   $  557,795   $  432,740   $  340,160
Operating Income                          131,998      108,822       69,733       54,065       40,661
Net Income Before
  Extraordinary Item and Cumulative
    Effect of Accounting Changes          103,978       60,544       33,896       38,520       21,113
Extraordinary Item                             --           --           --         (769)          --
Cumulative Effect of
  Accounting Changes                           --         (723)          --       (6,866)      (5,035)
Net Income                                103,978       59,821       33,896       30,885       16,078
Net Income Available to Common         $  102,044   $   58,012   $   31,510   $   28,648   $   14,390
Weighted Average
  Common Shares (000s)                     58,356       54,197       47,266       39,074       33,036
Earnings per Common Share:
  Before Extraordinary Item and
    Cumulative Effect of
    Accounting Changes                 $     1.74   $     1.07   $      .67   $      .91   $      .59
  Extraordinary Item                           --           --           --         (.02)          --
  Cumulative Effect of
    Accounting Changes                         --         (.01)          --         (.17)        (.15)
  Net Income                           $     1.74   $     1.06   $      .67   $      .72   $      .44
Pretax Profit on Revenues                    19.4%        13.9%        10.8%        15.8%        10.6%
Effective Income Tax Rate
  (Before Extraordinary Item
    and Cumulative Effect
    of Accounting Changes)                   43.8%        40.2%        43.9%        43.6%        41.4%
  Dividends per Common
  and Series A Common Share            $      .38   $      .36   $      .34   $      .32   $      .30

Cash and Cash Equivalents
  and Temporary Investments            $   80,851    $  44,566   $   73,385   $   58,145   $   53,346
Property, Plant and Equipment (Net)     2,471,835    2,153,575    1,738,298    1,275,516      997,187
Total Assets                            3,469,082    2,790,127    2,259,182    1,696,486    1,368,145
Notes Payable                             184,320       98,608        6,309       46,816       41,283
Long-term Debt (including
  current portion)                        894,584      562,164      537,566      426,885      395,960
Redeemable Preferred Shares
  (including current portion)              15,093       25,001       27,367       27,967       28,779
Common Stockholders' Equity             1,684,365    1,473,038    1,224,285      877,419      645,290
Construction Expenditures              $  370,628   $  311,477   $  208,520   $  162,245   $  154,574
Current Ratio                                  .6           .5          1.1           .9           .9
Common Equity per Share                $    29.01   $    26.85   $    24.15   $    21.27   $    18.42
                                        -------------------------------------------------------------
                                        -------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
--------------------




                                                                    YEAR ENDED DECEMBER 31,
                                                      1995             1994           1993
                                             ------------------------------------------------
                                             (Dollars in thousands, except per share amounts)

OPERATING REVENUES
  Cellular telephone                              $492,395       $332,404       $214,310
  Telephone                                        354,841        306,341        268,122
  Radio paging                                     107,150         92,065         75,363
                                                  --------------------------------------
                                                   954,386        730,810        557,795
                                                  --------------------------------------
OPERATING EXPENSES
  Cellular telephone                               449,640        315,019        222,966
  Telephone                                        256,601        214,735        189,012
  Radio paging                                     116,147         92,234         76,084
                                                  --------------------------------------
                                                   822,388        621,988        488,062
                                                  --------------------------------------
OPERATING INCOME                                   131,998        108,822         69,733
                                                  --------------------------------------
INVESTMENT AND OTHER INCOME (EXPENSE)
  Interest and dividend income                      13,024         10,612          8,082
  Cellular investment income,
     net of license cost amortization               40,666         26,018         15,704
  Gain on sale of cellular interests
     and other investments                          86,625          7,457          4,970
  PCS development costs                             (7,829)        (1,709)           (65)
  Other (expense) income, net                       (2,771)           387            (90)
  Minority share of income                         (25,858)        (9,079)          (475)
                                                  --------------------------------------
                                                    103,857        33,686         28,126
                                                  --------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES            235,855        142,508         97,859
Interest expense                                    50,848         41,251         37,466
                                                  --------------------------------------
INCOME BEFORE INCOME TAXES                         185,007        101,257         60,393
Income Tax Expense                                  81,029         40,713         26,497
                                                  --------------------------------------
NET INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                             103,978         60,544         33,896
Cumulative effect of Accounting Change                 ---           (723)           ---
                                                  --------------------------------------

NET INCOME                                         103,978         59,821         33,896
Preferred Dividend Requirement                      (1,934)        (1,809)        (2,386)
                                                  --------------------------------------
NET INCOME AVAILABLE TO COMMON                    $102,044      $  58,012       $ 31,510
                                                  --------------------------------------
                                                  --------------------------------------
WEIGHTED AVERAGE COMMON SHARES (000S)               58,356         54,197         47,266
EARNINGS PER COMMON SHARE:
  Before Cumulative Effect of Accounting Change   $   1.74      $    1.07            .67
  Cumulative Effect of Accounting Change               ---           (.01)           ---
                                                  --------------------------------------
  Net Income                                      $   1.74      $    1.06       $    .67
                                                  --------------------------------------
DIVIDENDS PER COMMON                              --------------------------------------
   AND SERIES A COMMON SHARE                      $    .38      $     .36       $    .34
                                                  --------------------------------------
                                                  --------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------



                                                                               YEAR ENDED DECEMBER 31,

                                                             1995                  1994           1993
                                                         ---------------------------------------------
                                                                        (Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $103,978               $59,821        $33,896
Add (Deduct) adjustments to reconcile net income
     to net cash provided by operating activities
      Cumulative effect of accounting changes                 --                   723             --
      Depreciation and amortization                      201,063               161,796        127,509
      Deferred taxes                                      19,603                14,529          5,846
      Investment income                                  (43,188)              (30,083)       (20,015)
      Minority share of income                            25,858                 9,079            475
      Gain on sale of cellular interests
            and other investments                        (86,625)               (7,457)        (4,970)
      Noncash interest expense                            12,761                    26          1,061
      Other noncash expense                                7,388                 5,384          4,275
      Change in accounts receivable                      (33,346)              (22,401)       (11,262)
      Change in accounts payable                          (3,188)               31,714         11,308
      Change in accrued taxes                             (2,638)               (4,638)         4,661
      Change in other assets and liabilities               9,943                 6,193          7,412
                                                       ----------------------------------------------
                                                         211,609               224,686      $ 160,196
                                                       ----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Long-term debt borrowings                               334,323                36,916        122,275
 Repayment of long-term debt                             (30,734)              (33,710)       (37,969)
 Change in notes payable                                  80,351                92,318        (40,533)
 Common stock issued                                       6,921                11,185         69,644
 Minority partner capital
     contributions (distributions)                         1,411                12,504         (1,528)
 Redemption of preferred shares                             (638)                   (9)          (220)
 Dividends paid                                          (23,972)              (20,906)       (17,830)
 Sale of stock by subsidiaries                             1,812                45,714         37,154
                                                       ----------------------------------------------
                                                         369,474               144,012        130,993
                                                       ----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant and equipment             (366,236)             (321,435)      (198,743)
 Investments in PCS licenses                            (326,035)              (31,604)           ---
 Investments in and advances
     to cellular minority partnerships                   (20,509)              (24,444)       (14,595)
 Distributions from partnerships                           9,062                17,375         11,943
 Proceeds from investment sales                          197,558                 6,000          6,750
 Other investments                                         2,503               (18,370)       (43,211)
 Acquisitions, excluding cash acquired                   (53,770)              (37,552)       (51,579)
 Change in temporary investments                           6,727                10,399         13,102
                                                       ----------------------------------------------
                                                        (550,700)             (399,631)      (276,333)
                                                       ----------------------------------------------

NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                     30,383               (30,933)        14,856

CASH AND CASH EQUIVALENTS
 Beginning of period                                      24,733                55,666         40,810
                                                       ----------------------------------------------
 End of period                                           $55,116               $24,733        $55,666
                                                       ----------------------------------------------
                                                         ----------------------------------------------






THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS--ASSETS
--------------------




                                                                                       DECEMBER 31,
                                                                         1995                1994
                                                                   ------------------------------
                                                                         (DOLLARS IN THOUSANDS)

CURRENT ASSETS
     Cash and cash equivalents                                     $   55,116          $   24,733
     Temporary investments                                             25,735              19,833
     Construction funds                                                 1,588               1,309
     Accounts receivable
          Due from customers, less allowance
             of $5,104 and $2,785, respectively                        77,148              52,897
          Other, principally connecting companies                      68,196              57,369
     Materials and supplies, at average cost                           20,738              17,106
     Other                                                             12,689              12,671
                                                                   ------------------------------
                                                                      261,210             185,918
                                                                   ------------------------------
INVESTMENTS
     Cellular limited partnership interests                           158,559             111,733
     Cellular license acquisition costs, net of amortization          110,091              94,470
     Broadband PCS license acquisition costs                          301,196              20,400
     Narrowband PCS license acquisition costs                          55,365              54,101
     Marketable equity securities                                         346              25,604
     Marketable non-equity securities                                  24,871              71,314
     Other                                                             62,537              60,806
                                                                   ------------------------------
                                                                      712,965             438,428
                                                                   ------------------------------
PROPERTY, PLANT AND EQUIPMENT
     Cellular Telephone
          In service and under construction                           701,083             479,457
          License acquisition costs                                 1,058,316             979,492
                                                                   ------------------------------
                                                                    1,759,399           1,458,949
          Less accumulated depreciation and amortization              240,237             169,112
                                                                   ------------------------------
                                                                    1,519,162           1,289,837
                                                                   ------------------------------
     Telephone
          In service and under construction,
             substantially at original cost                         1,099,714             995,601
          Less accumulated depreciation                               442,699             386,487
                                                                   ------------------------------
                                                                      657,015             609,114
          Franchise and other costs in excess of the underlying
            book value of subsidiaries, net of amortization           168,607             151,107
                                                                   ------------------------------
                                                                      825,622             760,221
                                                                   ------------------------------
     Radio Paging
          In service                                                  136,801             110,779
          Less accumulated depreciation and amortization               56,667              39,962
                                                                   ------------------------------
                                                                       80,134              70,817
                                                                   ------------------------------
     Other
          In service and under construction                            87,935              66,832
          Less accumulated depreciation and amortization               41,018              34,132
                                                                   ------------------------------
                                                                       46,917              32,700
                                                                   ------------------------------
                                                                    2,471,835           2,153,575
                                                                   ------------------------------
OTHER ASSETS AND DEFERRED CHARGES                                      23,072              12,206
                                                                   ------------------------------
                                                                   $3,469,082          $2,790,127
                                                                   ------------------------------
                                                                   ------------------------------




THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS--LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------


                                                                                        DECEMBER 31,
                                                                             1995                1994
                                                                       ------------------------------
                                                                            (DOLLARS IN THOUSANDS)

CURRENT LIABILITIES
    Current portion of long-term debt and preferred shares            $   49,233         $    37,447
    Notes payable                                                        184,320              98,608
    Accounts payable                                                     122,886             112,967
    Due to FCC - PCS licenses                                                 --              42,897
    Advance billings and customer deposits                                27,706              20,898
    Accrued interest                                                      11,573              10,054
    Accrued taxes                                                          2,525               3,894
    Other                                                                 29,481              19,419
                                                                       ------------------------------
                                                                         427,724             346,184
                                                                       ------------------------------
DEFERRED LIABILITIES AND CREDITS
    Net deferred income tax liability                                    103,206              80,274
    Postretirement benefits obligation other than pensions                12,146              14,379
    Other                                                                 22,943              24,423
                                                                       ------------------------------
                                                                         138,295             119,076
                                                                       ------------------------------


LONG-TERM DEBT, excluding current portion                                858,857             536,509
                                                                      ------------------------------

REDEEMABLE PREFERRED SHARES, excluding current portion                     1,587              13,209
                                                                       ------------------------------

MINORITY INTEREST in subsidiaries                                        328,544             272,292
                                                                       ------------------------------

NONREDEEMABLE PREFERRED SHARES                                            29,710              29,819
                                                                       ------------------------------



COMMON STOCKHOLDERS' EQUITY
    Common Shares, par value $1 per share;
         authorized 100,000,000 shares; issued and outstanding
         51,137,426 and 47,937,570 shares, respectively                   51,137              47,938
    Series A Common Shares, par value $1 per share;
         authorized 25,000,000 shares; issued and outstanding
         6,893,101 and 6,886,684 shares, respectively                      6,893               6,887
    Common Shares issuable, 31,431 and 41,908
         shares, respectively                                              1,496               1,995
    Capital in excess of par value                                     1,417,513           1,288,453
    Retained earnings                                                    207,326             127,765
                                                                       ------------------------------
                                                                       1,684,365           1,473,038
                                                                       ------------------------------
                                                                      $3,469,082          $2,790,127
                                                                       ------------------------------
                                                                       ------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
--------------------


                                                                                            YEAR ENDED DECEMBER 31,
                                                                   1995                1994                1993
                                                            ---------------------------------------------------
                                                                             (DOLLARS IN THOUSANDS)

COMMON SHARES
    Balance beginning of period                             $   47,938         $    43,504         $    34,383
    Add
         Acquisitions                                            2,960               4,041               7,477
         Employee stock ownership plans                             81                  89                 158
         Dividend reinvestment plan                                105                  86                  26
         Sales of Common Shares                                     --                 100               1,320
         Conversion of Preferred Shares                             41                 116                 140
         Conversion of Series A Common Shares                       12                   2                  --
                                                             --------------------------------------------------
    Balance end of period                                   $   51,137          $   47,938          $   43,504
                                                             --------------------------------------------------
                                                             --------------------------------------------------

SERIES A COMMON SHARES
    Balance beginning of period                             $    6,887          $    6,881          $    6,864
    Add (Deduct)
         Dividend reinvestment plan                                 18                   8                  17
         Conversion to Common Shares                               (12)                 (2)                 --
                                                             --------------------------------------------------
    Balance end of period                                   $    6,893          $    6,887          $    6,881
                                                             --------------------------------------------------
                                                             --------------------------------------------------

COMMON SHARES ISSUABLE
    Balance beginning of period                             $    1,995          $   15,189          $       --
    Add (Deduct)
         Acquisitions                                               --               1,995              15,189
         Shares issued pursuant
           to acquisition agreements                              (499)            (15,189)                 --
                                                             --------------------------------------------------
    Balance at end of period                                $    1,496          $    1,995          $   15,189
                                                             --------------------------------------------------
                                                             --------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
    Balance beginning of period                             $1,288,453          $1,069,022          $  761,706
    Add (Deduct)
         Acquisitions                                          125,886             182,812             299,146
         Employee stock ownership plans                          2,294               2,848               2,578
         Dividend reinvestment plans                             4,700               3,819               1,835
         Sales of Common Shares                                     --               4,924              64,271
         Capital stock expense                                    (124)                (53)               (333)
         Conversion of Preferred Shares                         (3,127)              1,324               1,972
         Gain (loss) on sale of subsidiary stock                   714              21,184             (62,153)
         Net unrealized (loss) gain on
            marketable equity securities                        (2,090)              2,100                  --
         Income tax effects of capital stock transactions          807                 473                  --

                                                             --------------------------------------------------
    Balance at end of period                                $1,417,513          $1,288,453          $1,069,022
                                                             --------------------------------------------------
                                                             --------------------------------------------------
RETAINED EARNINGS
    Balance beginning of period                             $  127,765          $   89,689          $   74,466
    Add net income                                             103,978              59,821              33,896


    Deduct
         Dividends
          Common and Series A Common Shares                     21,910              19,287              16,287
          Preferred Shares                                       2,507               2,458               2,386
                                                             --------------------------------------------------
    Balance at end of period                                $  207,326          $  127,765          $   89,689
                                                             --------------------------------------------------
                                                             --------------------------------------------------



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

NATURE OF OPERATIONS
TDS is a diversified telecommunications company which, at December 31, 1995, provided high-quality telecommunications services to 1,920,400 consolidated cellular telephone, telephone and radio paging customers in 37 states and the District of Columbia. The Company conducts substantially all of its cellular operations through its 80.8%-owned subsidiary, United States Cellular Corporation [AMEX:USM], its telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"), and its radio paging operations through its 82.3%-owned subsidiary, American Paging, Inc. [AMEX:APP]. The Company is developing its Personal Communications Services ("PCS") operations through its wholly owned subsidiary American Portable Telecom, Inc. ("American Portable"). (See Note 17 - American Portable Initial Public Offering.)

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
AND TEMPORARY INVESTMENTS
Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as temporary investments. Temporary investments are stated at cost, which approximates market.

Cash and cash equivalents and temporary investments consist of the following:

                                                     DECEMBER 31,
                                                  1995      1994
                                             --------------------------
                                              (Dollars in thousands)
General funds                                $    55,116    $    21,544
Government agency securities                      12,021         11,475
Certificates of deposit                           13,714         11,547
                                             --------------------------
                                             $    80,851    $    44,566
                                             --------------------------
                                             --------------------------

INVESTMENTS
Investments in cellular limited partnership interests consist of amounts invested in cellular entities in which TDS holds a minority interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, for its long-term investments ($146.1 million and $97.9 million at December 31, 1995 and 1994, respectively). Income and losses from these entities are reflected in the consolidated income statements on a pretax basis. At December 31, 1995, the cumulative share of income from minority cellular investments accounted for under the equity method was $127.4 million, of which $64.3 million was undistributed. The cost method of accounting is followed for those minority interests which TDS is holding for sale or exchange ($12.5 million and $13.8 million at December 31, 1995 and 1994, respectively).

Cellular license acquisition costs consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses or minority interests which have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering, and consulting services; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization amounted to $2.0 million, $2.0 million and $1.6 million in 1995, 1994 and 1993, respectively. Accumulated amortization of cellular license costs was $7.0 million and $7.2 million at December 31, 1995 and 1994, respectively. Included in cellular license costs is approximately $3.1 million of goodwill which resulted from various acquisitions structured to be tax-free.

Broadband and Narrowband PCS license acquisition costs consist of costs incurred in acquiring PCS licenses and capitalized interest. These costs will be amortized through charges to expense upon commencement of operations.

At December 31, 1995, investment in Broadband and Narrowband PCS licenses consist of the following:

                                          Broadband          Narrowband
                                        PCS Licenses        PCS Licenses
                                        --------------------------------
                                             (Dollars in thousands)
License acquisition costs               $    289,194        $    53,622
Professional services                             --                531
Capitalized interest                          12,002              1,212
                                        -------------------------------
                                        $    301,196        $    55,365
                                        -------------------------------
                                        -------------------------------

Other investments consist of the following:

                                                       DECEMBER 31,
                                             1995                1994
                                             --------------------------
                                               (Dollars in thousands)

Minority telephone and
 paging interests                            $    30,422    $    31,012
Long-term notes receivable                        16,419         14,589
Rural Telephone Bank Stock,
 at cost                                           6,350          5,951
Other                                              9,346          9,254
                                             ----------------------------
                                             $    62,537    $    60,806
                                             ----------------------------
                                             ----------------------------

The equity method of accounting is followed for minority telephone and paging interests in which TDS holds common stock ownership of at least 20% or can influence the policies of the affiliated company. At December 31, 1995, the cumulative share of income from minority telephone and paging investments accounted for under the equity method was $7.4 million, of which $5.9 was undistributed. Amortization of excess cost relating to minority telephone interests totalled $407,000, $532,000 and $545,000 in 1995, 1994 and 1993,
respectively.

REVENUE RECOGNITION
TDS's revenues are recognized when earned. Telephone network access and long-distance services are furnished jointly with other companies, primarily AT&T and the Bell Operating Companies. Compensation for interstate access services is based on tariffed access charges to interstate long-distance carriers as filed by the National Exchange Carrier Association with the FCC on behalf of TDS. Such compensation amounted to 33%, 31% and 31% of telephone revenues in 1995, 1994 and 1993, respectively. Compensation for intrastate toll and access services is based on tariffed access charges, cost separation studies, nationwide average schedules or special settlement arrangements with intrastate long-distance carriers. Network access and long-distance revenues based on cost separation studies represent estimates pending completion and acceptance of final cost studies. Management believes that recorded amounts represent reasonable estimates of the final amounts.

EARNINGS PER COMMON SHARE
Earnings per Common Share were computed by dividing Net Income Available to Common, less a minority income adjustment, by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. The minority income adjustment, $271,000 and $411,000 in 1995 and 1994, respectively, reflects the additional minority share of USM's income computed as if all of USM's issuable securities were outstanding. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of dilutive series of Preferred Shares and Common Share options. The calculation of Earnings per Common Share assuming full dilution had no effect.

Preferred dividend requirements include all dividends paid on Preferred Shares which are not dilutive common stock equivalents. For the year ended December 31, 1995, the preferred dividend requirement on all outstanding Preferred Shares was $1.9 million.

SUPPLEMENTAL CASH FLOW DISCLOSURES
Following are supplemental cash flow disclosures for interest and income taxes paid, acquisitions and other noncash transactions. TDS paid interest of $49.4 million, $39.9 million and $34.4 million, and income taxes of $60.5 million, $27.6 million and $17.3 million, during 1995, 1994 and 1993, respectively.

TDS has acquired operating telephone and paging companies, certain cellular licenses and operating companies and certain other assets since January 1, 1993. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed, and Common Shares and Preferred Shares issued:


                                          YEAR ENDED DECEMBER 31,
                                     1995           1994            1993
                              --------------------------------------------
                                        (Dollars in thousands)

Property, plant
 and equipment                $     81,789   $     89,092   $     78,252
Cellular licenses                  129,510        169,845        312,656
Minority interest                   (1,941)          (259)       (14,115)
Increase (decrease)
 in equity method
 investment in
 cellular interests                    977        (15,586)        (4,690)
Long-term debt                      (9,254)       (21,571)       (23,930)
Deferred credits                      (538)        (6,225)        (5,300)
Other assets and
 liabilities, excluding
 cash and cash
 equivalents                       (6,143)          9,808          3,821
Common Shares
 issued and issuable              (127,836)      (173,658)      (281,553)
Preferred Shares issued                           (12,500)        (3,000)
USM Common Shares
 issued and issuable               (12,794)        (1,394)        (7,653)

Subsidiary preferred
 stock issued                           --             --         (2,909)
                              -------------------------------------------
Decrease in cash due
 to acquisitions              $     53,770   $     37,552   $     51,579
                              ------------------------------------------
                              ------------------------------------------

TDS issued Common Shares aggregating $940,000, $1.4 million and $2.1 million in 1995, 1994 and 1993, respectively, for TDS Preferred Shares converted into Common Shares. TDS issued Common Shares in 1993 aggregating $40.3 million for certain cellular acquisitions completed in prior years.

ACCOUNTING FOR THE IMPAIRMENT
OF LONG-LIVED ASSETS
The Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in March 1995, which became effective in January 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Management is currently analyzing the impact of this statement, but does not anticipate that the effect on results of operations and financial position will be material.

NOTE 2
INCOME TAXES
TDS files a consolidated federal income tax return. Income tax provisions charged to net income before the cumulative effect of an accounting change are summarized as follows:

                                    YEAR ENDED DECEMBER 31,
                                   1995      1994      1993
                                 ---------------------------
                                   (Dollars in thousands)

Current:
 Federal                         $44,690   $20,921   $15,562
 State                            16,736     4,873     4,521

Deferred:
 Federal                          19,253    13,440     6,696
 State                             2,386     2,963     1,510

Amortization of
 deferred investment
 tax credits                      (2,036)   (1,484)   (1,792)
                                 ---------------------------

Total income tax
 expense                         $81,029   $40,713   $26,497
                                 ---------------------------
                                 ---------------------------


Investment tax credits resulting from investments in telephone plant and equipment have been deferred and are being amortized over the service lives of the related property.

The statutory federal income tax rate is reconciled to TDS's effective income tax rate before the cumulative effect of an accounting change below.

                                        YEAR ENDED DECEMBER 31,
                                   1995           1994           1993
                                   ----------------------------------

Statutory federal
 income tax rate                   35.0%          35.0%          35.0%
State income taxes,
 net of federal benefit             6.9            5.1            6.2
Amortization of license
 acquisition costs and costs
 in excess of book value            2.4            3.5            4.8
Acquisition-related tax
 basis adjustment                    --           (2.7)           (.3)
Dividend exclusion                  (.1)          (1.8)            --
Amortization of deferred
 investment tax credits            (1.0)          (1.5)          (3.0)
Effects of corporations not
 included in consolidated
 federal tax return                 2.1            1.4            1.9
Deferred tax rate differential       --             --            (.7)
Other differences, net             (1.5)           1.2             --
                                   -----------------------------------
Effective income tax rate          43.8%          40.2%          43.9%
                                   -----------------------------------
                                   -----------------------------------

The total income tax expense for the year ended December 31, 1994, including the cumulative effect of an accounting change was $40.3 million. The effective income tax rate including the cumulative effect of an accounting change was 40.3% in 1994.

Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax bases.

The Company's current net deferred tax assets totalled $3.2 million and $3.5 million as of December 31, 1995 and 1994, respectively. The net current deferred tax asset primarily represents the deferred tax effects of unearned revenues.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1995 and 1994, are as follows:

                                              DECEMBER 31,
                                        1995                1994
                                   -------------------------------
                                        (Dollars in thousands)

Deferred Tax Asset:
 Alternative minimum
  tax credit carryforward          $     10,316        $    22,834
 State operating loss
  carryforwards                          10,537              9,956
 Postretirement benefits                  4,502              4,940

 Other                                    9,075             10,799
                                        --------------------------
                                         34,430             48,529
Less valuation allowance                (10,061)            (8,962)
                                        --------------------------
Net Deferred Tax Asset                   24,369             39,567
                                        --------------------------
Deferred Tax Liability:
 Property, plant and equipment           83,131             76,173
 Partnership investments                 20,047             12,830
 Marketable equity securities             2,572              8,217
 Minority share of USM income            (1,500)             4,916
 Effects of corporations not
  included in consolidated
  federal tax return                      3,642              4,172
 Licenses                                16,001             12,329
 Other                                    3,682              1,204
                                        --------------------------
Total Deferred Tax Liability            127,575            119,841
                                        --------------------------
 Net Deferred Income
  Tax Liability                    $    103,206            $80,274
                                   -------------------------------
                                   -------------------------------

At December 31, 1995, TDS had $10.3 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years. In addition, TDS had $173.5 million of state net operating loss carryforward at December 31, 1995, expiring between 1996 and 2010, which generated a $10.5 million deferred tax asset. A valuation allowance was established for the state operating loss carryforwards since it is more likely than not that a portion will expire before such carryforwards can be utilized.

TDS's telephone subsidiaries have recorded additional deferred income tax liabilities related primarily to temporary differences not deferred under rate-making policy. A corresponding regulatory asset or liability has been established to offset these deferred income tax adjustments. The unamortized regulated asset and liability balances as of December 31, 1995, are $5.0 million and $5.8 million, respectively. These amounts are being amortized over the lives of the related temporary differences.

NOTE 3

INVESTMENTS IN DEBT AND EQUITY SECURITIES
The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. Information regarding the Company's securities is summarized below.

                                                DECEMBER 31,
                                          1995               1994
                                        -------------------------
                                         (Dollars in thousands)

Available-for-sale
 Equity Securities
  Aggregate Fair Value                  $   346            $25,604
  Amortized Cost Basis                      336             22,229
 Gross Unrealized
  Holding Gains                              10              3,379
 Gross Unrealized
  Holding Losses                             --                  4

Held-to-maturity
 U.S. Treasury and other
  U.S. government corporations
  and agencies
   Aggregate Fair Value
    Current                              12,293             10,981
    Noncurrent                           25,200             67,120
   Amortized Cost Basis
    Current                              12,337             11,061
    Noncurrent                           24,871             71,314
   Gross Unrealized
    Holding Gains                           343                 --
   Gross Unrealized
    Holding Losses                      $    58             $4,274
                                        --------------------------
                                        --------------------------

The Company's debt securities classified as held-to-maturity have contractual maturities at December 31, 1995 as follows:

                                        Aggregate      Amortized
                                        Fair Value     Cost Basis
                                        --------------------------
                                         (Dollars in thousands)

Within one year                    $     12,293        $    12,337
Over one year through five years   $     25,200        $    24,871
                                   -------------------------------
                                   -------------------------------

The Company's net unrealized holding gain on available-for-sale securities, $10,000 in 1995 and $2.1 million (net of income taxes of $1.3 million) in 1994, has been included as an increase to Common Stockholders' Equity.

Realized gains and losses are determined on the basis of specific identification. For 1995, proceeds from the sale of available-for-sale securities totalled $57.6 million and gross realized gains totalled $3.9 million. For 1994, proceeds from the sale of available-for-sale securities totalled $835,000 and gross realized losses totalled $165,000.

On December 21, 1995, as a result of the one-time reassessment allowed by the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," issued in November 1995, the Company reclassified securities classified as held to maturity with an amortized cost basis of $31.5 million to available-for-sale. These securities were subsequently sold with no realized gain or loss. No sales or transfers of securities classified as held-to-maturity occurred during 1994.

NOTE 4

BUSINESS SEGMENT INFORMATION
TDS's operations are classified into four principal segments: Cellular Telephone, Telephone, Radio Paging and PCS operations. See Management's Discussion and Analysis of Results of Operations and Financial Condition, specifically "Results of Operations" for certain required financial information regarding TDS's business segments.

NOTE 5

PROPERTY, PLANT AND EQUIPMENT
CELLULAR TELEPHONE property and equipment is stated at cost. Costs incurred in acquiring FCC licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service have been capitalized. These costs include amounts paid for legal, engineering, and consulting services; amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are amortized on a straight-line basis over 40 years upon commencement of operations. Amortization amounted to $25.8 million, $22.2 million and $17.3 million in 1995, 1994 and 1993, respectively. Accumulated amortization of these cellular license costs was $83.6 million and $65.5 million at December 31, 1995 and 1994, respectively. Included in cellular license costs is approximately $359.7 million of goodwill which resulted from various acquisitions structured to be tax-free.

TELEPHONE plant in service and under construction is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction ("AFUDC"). AFUDC, a noncash item of nonoperating income, totalled $682,000, $1.7 million and $698,000 in 1995, 1994 and 1993, respectively. The composite weighted average rates were 9.3%, 10.4%, and 9.2% in 1995, 1994 and 1993, respectively. The amount of such allowance has varied principally as a result of changes in the level of construction work in progress and in the cost of capital.

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

Telephone franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, are not being amortized. Costs aggregating $186.9 million at December 31, 1995, relating to acquisitions since November 1, 1970, are being amortized on a straight-line basis over a 40-year period. Amortization amounted to $4.4 million, $3.3 million and $3.0 million in 1995, 1994 and 1993, respectively. Accumulated amortization of excess cost was $24.7 million and $20.3 million at December 31, 1995 and 1994, respectively. Included in excess cost is approximately $142 million of goodwill which resulted from various acquisitions structured to be tax-free.

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

DEPRECIATION is provided for book purposes using the straight-line method. Composite depreciation rates, as applied to the average cost of depreciable property, are as follows:

                                        YEAR ENDED DECEMBER 31,
                              1995           1994           1993
                              ----------------------------------
Cellular Telephone            10.0%          10.5%          10.5%
Telephone                      7.1            7.5            7.3
Radio Paging                  22.1           23.1           18.0
                              ----------------------------------
Other                          9.7           12.8           12.9
                              ----------------------------------
                              ----------------------------------

NOTE 6

ACQUISITIONS AND SALES
During 1995, 1994 and 1993, TDS and its subsidiaries completed the following business combinations.


                                                  Consideration
                                       ----------------------------------
                                                          TDS and USM
                                                          Common Stock,
                                          Cash,               TDS
                                        Notes and       Preferred Shares,
                                        Long-term        and Subsidiary
                                           Debt          Preferred Stock
                                        ---------------------------------
                                             (Dollars in thousands)

Acquisitions During 1995
 Cellular interests                     $    41,885         $    94,542
 Majority interests in five
  telephone companies                           250              46,087
 Paging interests                             5,656                  --

Acquisitions During 1994
 Cellular interests                     $    29,599         $   110,732
 Majority interests in three
  telephone companies                         7,386              71,945
 Paging interests                             4,875               4,875

Acquisitions During 1993
 Cellular interests                     $    19,538         $   262,346
 Majority interests in four
  telephone companies                        34,396              32,281
 Paging interest                              4,896                   --
                                        --------------------------------
                                        --------------------------------


Assuming that these acquisitions had taken place on January 1, 1994, unaudited pro forma results of operations from continuing operations would have been as follows:

                                        YEAR ENDED DECEMBER 31,
                                             1995         1994
                                   ---------------------------------
                                         (Dollars in thousands,
                                        except per share amounts)
Operating revenues                 $    979,694        $    836,560
Net income before cumulative
 effect of an accounting change          90,604              38,048
Earnings per share before
 cumulative effect of
 an accounting change              $       1.50        $        .61
                                   --------------------------------
                                   --------------------------------


SALES OF CELLULAR AND OTHER INVESTMENTS
The $86.6 million gain in 1995 reflects the sales and exchanges of non-strategic and other investments. USM sold its majority interests in six markets and its minority interests in six markets during 1995. These sales, along with the sales of marketable equity securities and certain other investments by TDS, generated cash proceeds of $199.6 million.

The $7.5 million gain in 1994 reflects the sale and exchange of minority-owned cellular and telephone interests. The cellular gain represents the excess of the fair market value of the cellular interests traded over the book value of such interests. The Company also sold its minority interest in a telephone company for preferred shares of the telephone company having a face value of $5.9 million and $6.0 million in cash.

The $5.0 million gain in 1993 reflects primarily the sales of two minority cellular interests. USM received $6.8 million cash consideration on the sales.

NOTE 7

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying amounts of Cash and Cash Equivalents, Temporary Investments and Short-term Debt approximate fair value due to the short-term nature of these instruments.

The carrying value and estimated fair value of the Company's long-term debt was $894.6 million and $932.6 million, respectively, at December 31, 1995, and $562.2 million and $497.7 million, respectively, at December 31, 1994. The fair value was estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

At December 31, 1995 and 1994, the carrying value of the Company's Redeemable Preferred Shares, $15.1 million, and $25.0 million, respectively, was approximately equal to its fair value. The fair value was estimated using discounted cash flow analysis based on the Company's current dividend yield on issues of its non-convertible preferred shares and, for convertible series, the net present value of the common stock to be issued upon conversion (valued at quoted market prices).

It was not practicable to estimate the fair value of the Company's cost method investments in other companies because of the lack of quoted market prices. The carrying amounts at December 31, 1995 and 1994 represent the original cost of the investments, which management believes is not impaired.

NOTE 8

NOTES PAYABLE
TDS has used short-term debt to finance its investments in cellular telephone and radio paging operations, for acquisitions, and for general corporate purposes. Long-term debt and equity financing from time to time have retired such short-term debt. Proceeds from a USM convertible debt offering reduced $131.4 million of short-term debt in 1995. Proceeds from an APP initial public offering (see Note 10-Sale of Stock by Subsidiaries) and TDS's sales of Common Shares retired $21.2 million of short-term debt in 1994.

TDS and its subsidiaries had $467.9 million of bank lines of credit for general corporate purposes at December 31, 1995, $442.9 million of which were committed. Unused amounts of such lines totalled $287.0 million, $262.0 million of which were committed. These line-of-credit agreements provide for borrowings at negotiated rates up to the prime rate.

Information concerning notes payable is shown in the table below.

                                            DECEMBER 31,
                                   1995           1994        1993
                                -------------------------------------
                                    (Dollars in thousands)
Balance
 at end of period               $184,320       $ 98,608   $  6,309
Weighted average
 interest rate at
 end of period                       6.3%           6.5%       3.6%
Maximum amount
 outstanding during
 the period                     $184,320       $106,077   $ 49,851
Average amount
 outstanding during
 the period (1)                 $139,671       $ 50,499   $ 32,270
Weighted average
 interest rate during
 the period (1)                      6.4%           5.2%       3.9%
                                ----------------------------------
                                ----------------------------------

(1) The average was computed based on month-end balances.

NOTE 9

LONG-TERM DEBT
Long-term debt as of December 31, 1995 and 1994 is as follows:

                                              DECEMBER 31,
                                           1995          1994
                                        -----------------------
                                        (Dollars in thousands)

Telephone and Data Systems, Inc.
 (Parent)
 Medium-term notes, 8% to 10%,
  due through 2025                      $239,200       $200,000
Purchase contracts, 8% to 14%,
 due through 2003                          2,896          3,116
Subordinated debentures, 8%
 to 14.5%, due through 2008                  780          1,909
                                        -----------------------
                                         242,876        205,025
 Less current portion                        418          1,261
                                        -----------------------
Total parent debt                        242,458        203,764
                                        -----------------------
Subsidiaries
 RUS, RTB and FFB Mortgage
  Notes, due through 2031
   0% to 2%                               26,350         29,060
   4% to 6%                              172,231        168,027
   6.04% to 9%                            84,464         75,546
   9.5% to 11%                             1,233          1,153
                                        -----------------------
                                         284,278        273,786
 6% zero coupon convertible
  debentures matures at
  June 15, 2015                          745,000             --
 Unamortized discount                   (509,250)            --
                                        -----------------------
                                         235,750
 Vendor financing,
  approximating 90-day
  Commercial Paper
  plus 2.25% or 2.307%
  due through 2002                       119,998         69,265
 Other long-term notes, 4.6%
  to 10.5%, due through 2005              11,682         14,089
                                        -----------------------
                                         651,708        357,140

 Less current portion                     35,309         24,395
                                        -----------------------
Total subsidiaries' debt                 616,399        332,745
                                        -----------------------
Total long-term debt                    $858,857       $536,509
                                        -----------------------
                                        -----------------------

The Company sold $39.2 million of senior unsecured debt securities in 1995 under its Medium-Term Note Program. The proceeds were used principally to retire short-term debt, as well as for working capital and general corporate purposes.

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

USM sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt in June 1995 with proceeds to the Company of $221.5 million. This 20-year fixed rate debt, in the form of Liquid Yield Option TM Notes ("LYONsTM") (TMTrademark of Merrill Lynch & Co., Inc.), is subordinated to all senior indebtedness of USM. Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 USM Common Shares per LYON. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. Beginning June 15, 2000, the LYONs may be redeemed at any time for cash at the option of USM at the issue price plus accrued original issue discount through the date of redemption. USM will purchase LYONs, at the option of the holder, as of June 15, 2000, at the issue price plus accrued original issue discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof. No LYONs have been converted as of December 31, 1995.

USM has financing arrangements with an equipment vendor for cellular system equipment and construction costs. The borrowings are collateralized by a secured interest in some or all of the assets of USM's operating subsidiaries. Borrowings have terms of seven years at interest rates of 2.25% or 2.307% over the 90-day Commercial Paper Rate (5.58% at December 31, 1995).

The annual requirements for principal payments on long-term debt are approximately $35.7 million, $36.2 million, $36.4 million, $34.2 million and $28.5 million for the years 1996 through 2000, respectively.

NOTE 10

MINORITY INTERESTS IN SUBSIDIARIES
The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.


                                         DECEMBER 31,
                                     1995              1994
                                   ------------------------
                                    (Dollars in thousands)
USM
 USM shareholders' share           $259,719        $213,892
 USM subsidiaries'
  partners share                     45,303          33,552
                                   ------------------------
                                    305,022         247,444
TDS Telecom telephone
 subsidiaries' share                 17,108          16,047
APP shareholders' share               6,280           8,928

Other                                   134            (127)
                                   -------------------------
                                   $328,544        $272,292
                                   -------------------------
                                   -------------------------

SALE OF STOCK BY SUBSIDIARIES
USM has issued Common Shares during 1995, 1994 and 1993 in connection with acquisitions, employee stock purchase plans, and in 1993 pursuant to a rights offering. APP has issued Common Shares during 1995 in connection with employee stock purchase plans, and in 1994 issued 3.5 million Common Shares in an initial public offering (at a price of $14 per share). The initial public offering reduced TDS's ownership percentage from 100% to 82.5%. The USM and APP Common Share transactions were recorded at fair market values which were either less than or in excess of TDS's book value investment in USM and APP. TDS adjusted its book value investment as a result of these issues and increased or (decreased) capital in excess of par value ($545,000), $22.8 million and ($62.2 million) in 1995, 1994 and 1993, respectively.

NOTE 11

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

REDEEMABLE PREFERRED SHARES
Redeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares with mandatory redemption features or are redeemable at the option of the holder. At December 31, 1995, 150,929 shares of Redeemable Preferred Shares were outstanding. Dividends on certain series are payable in additional shares of that series. All other dividends are payable in cash.

The various series of Redeemable Preferred Shares are redeemable 1) at the option of the holder at $100 per share plus accrued and unpaid dividends or 2) at the option of the holder into (at TDS's option) a specified number of USM Common Shares, a number of TDS Common Shares having a market value equal to the specified number of USM Common Shares, or a combination of USM and TDS Common Shares. The annual requirements for redemption of Redeemable Preferred Shares are $13.5 million, $1.3 million, $79,000, $79,000 and $78,000 for the years 1996 through 2000, respectively.

The following is a schedule of the Redeemable Preferred
Shares' activity.

                                             YEAR ENDED DECEMBER 31,
                                     1995           1994         1993
                                   ----------------------------------
                                        (Dollars in thousands)
Balance, beginning
 of period                         $25,001        $27,367    $27,967
Add:
 Stock dividends                       546            839        834
Less:
 Redemption of preferred            (9,608)          (644)      (220)
 Conversion of preferred                --         (1,361)       (14)
 Expiration of
  redemption feature                  (839)        (1,200)    (1,200)

 Change in
  redemption feature                    (7)            --         --
                                   ---------------------------------
                                    15,093         25,001     27,367
Less current portion                13,506         11,792      1,735
                                   ---------------------------------
Balance, end of period             $ 1,587        $13,209    $25,632
                                   ---------------------------------
                                   ---------------------------------

NONREDEEMABLE PREFERRED SHARES
Nonredeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares which have no mandatory redemption features. At
December 31, 1995, 297,104 shares of Nonredeemable Preferred Shares were outstanding. Outstanding Nonredeemable Preferred Shares are generally redeemable at the option of TDS at $100 per share, plus accrued and unpaid dividends. At December 31, 1995, certain series of Preferred Shares are convertible into TDS Common Shares. (See Note 12 - Convertible Preferred Shares)

The following is a schedule of the Nonredeemable Preferred Shares activity.

                                             YEAR ENDED DECEMBER 31,
                                   1995           1994           1993
                                   --------------------------------------
                                        (Dollars in thousands)

Balance, beginning
 of period                         $29,819        $16,833        $14,233
Add:
 Acquisitions                           --         12,500          3,000
 Reclassification
  from Redeemable
  Preferred Shares                     839          1,200          1,200
Less:

 Conversion of preferred              (948)          (714)        (1,600)
                                   --------------------------------------
Balance, end of period             $29,710        $29,819        $16,833
                                   --------------------------------------
                                   --------------------------------------

NOTE 12

COMMON STOCK ACQUISITIONS
During 1995, 1994 and 1993, TDS issued 3.0 million Common Shares, 4.0 million Common Shares and 7.5 million Common Shares, respectively, for the acquisition of cellular and telephone interests.

COMMON SHARES ISSUABLE
A cellular acquisition agreement requires TDS to deliver 10,477 Common Shares in 1996, 1997 and 1998.

EMPLOYEE AND SHAREHOLDER STOCK PLANS
The following table summarizes Common and Series A Common Shares issued for the employee stock ownership plans and dividend reinvestment plans described below.

                                        YEAR ENDED DECEMBER 31,
                              1995            1994            1993
                              ---------------------------------------
Common Shares
 Employee stock
  purchase plan                18,010         34,171         31,065
 Tax-deferred
  savings plan                 40,624         30,764         29,760
 Employee stock
  options and stock
  appreciation rights          22,015         25,107         96,877

 Dividend
  reinvestment plan           105,001         85,754         26,070
                              -------------------------------------
                              185,650        175,796        183,772
                              -------------------------------------
                              -------------------------------------

Series A Common Shares
 Dividend
  reinvestment plan            17,855          7,783         17,182
                              -------------------------------------
                              -------------------------------------

EMPLOYEE STOCK PURCHASE PLAN. TDS has reserved 72,823 Common Shares for sale to the employees of TDS and its subsidiaries at the lower of $44.73 per share or the year-end closing price ($39.50 per share at December 31, 1995) in connection with the 1993 Employee Stock Purchase Plan.

TAX-DEFERRED SAVINGS PLAN. TDS has reserved 147,181 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares, APP Common Shares or five nonaffiliated funds. Employer matching contributions, equal to 20% of employee contributions up to a certain limit, are made in TDS Common Shares.

EMPLOYEE STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. TDS has reserved 1,327,221 Common Shares for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options and stock appreciation rights to officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 1996 to 2004, or the date of the employee's termination of employment, if earlier. The following table summarizes the status of the plans.

                                                    Weighted
                                     Number          Average
Stock Options                      of Shares      Option Prices
                                  ------------------------------
Outstanding January 1, 1993
 (177,001 exercisable)             424,974           $ 13.01
 Granted                            11,125           $ 35.54
 Exercised                        (133,414)          $  9.62
                                  ------------------------------
Outstanding December 31, 1993
 (107,661 exercisable)             302,685           $ 15.35
 Granted                           221,275           $ 47.59
 Exercised                         (25,876)          $  5.30
 Cancelled                         (12,487)          $ 27.47
                                  ------------------------------
Outstanding December 31, 1994
 (172,689 exercisable)             485,597           $ 30.25
 Granted                            49,125           $ 38.28
 Exercised                         (26,101)          $  5.52
 Cancelled                          (3,046)          $ 43.32
                                  ------------------------------
Outstanding December 31, 1995
 (238,125 exercisable)             505,575           $ 32.30
                                  ------------------------------
                                  ------------------------------

Stock appreciation rights ('SARs') allow the grantee to receive an amount in cash or Common Shares, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. The following table summarizes the SARs outstanding at $4.43 to $36.60 per share. These rights expire March 1997, or the date of the employee's termination of employment, if earlier.

                                          YEAR ENDED DECEMBER 31,
                                     1995         1994        1993
                                   ----------------------------------
Outstanding beginning
 of period                         12,096          9,100      22,076
 Granted                            8,174          7,796       9,410
 Exercised                         (4,236)        (4,800)    (22,386)
                                   ----------------------------------
Outstanding end of period          16,034         12,096       9,100
                                   ----------------------------------
                                   ----------------------------------

Compensation expense, measured on the difference between the year-end market price of the Common Shares and SAR prices, was $408,000, $218,000 and $664,000 in 1995, 1994 and 1993, respectively.

DIVIDEND REINVESTMENT PLANS. TDS has reserved 514,842 Common Shares for issue under the Automatic Dividend Reinvestment and Stock Purchase Plan and 218,699 Series A Common Shares for issue under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in newly issued Common Shares and holders of Series A Common Shares to reinvest cash dividends in newly issued Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

CONVERTIBLE PREFERRED SHARES
TDS has reserved 2,245,123 Common Shares for the possible conversion of its convertible Preferred Shares (See Note 11 - Nonredeemable Preferred Shares). TDS issued 40,734, 115,542 and 139,689 Common Shares in 1995, 1994 and 1993,
respectively, for shares of TDS and subsidiary preferred stock converted.

SERIES A COMMON SHARES
The holders of Common Shares and the outstanding Preferred Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,893,101 Common Shares for possible issuance upon such conversion.

PUBLIC OFFERING
TDS issued 100,000 and 1.3 million Common Shares for cash under its shelf registration statements in 1994 and 1993, respectively. Proceeds aggregated $4.9 million and $65.6 million in 1994 and 1993, respectively.

NOTE 13

COMMITMENTS AND CONTINGENCIES
CONSTRUCTION AND EXPANSION
The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade telephone service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. Property and equipment expenditures for cellular telephone operations are estimated to be approximately $240 million during 1996. Telephone construction expenditures are estimated to be approximately $125 million during 1996. Radio paging fixed asset expenditures are estimated to be approximately $54 million during 1996, including $8 million for narrowband PCS activities. Broadband PCS aggregate capital requirements for 1996-1998 are estimated to total approximately $830 million, with

$585 million for capital additions and $245 million for working capital, start-up costs and market development activities. Other fixed asset expenditures are estimated to be approximately $15 million during 1996.

PENDING ACQUISITIONS AND SALES
The Company has an ongoing acquisition program to acquire cellular telephone interests and telephone companies. At December 31, 1995, TDS has entered into definitive agreements to acquire a controlling interest in one cellular market, a minority interest in one cellular market and one telephone company for an aggregate consideration of approximately $73 million, primarily TDS Common Shares. The two cellular interests to be acquired by TDS are expected to be assigned to USM, and at that time, USM will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of USM Common Shares, notes payable or cash.

At December 31, 1995, USM had agreements pending to exchange a controlling interest in one market for a controlling interest in another market, to sell controlling interests in seven other markets and one market partition and to settle litigation related to an investment interest which was sold in 1995. Pursuant to the agreements, USM will receive $150 million in cash and $20 million in notes receivable due in three years. All of the pending agreements are expected to be completed during 1996. Certain of the sales and the litigation settlement will generate substantial gains for book and tax purposes.

LEASE COMMITMENTS
TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 1995, 1994 and 1993, rent expense for term leases was $13.6 million, $10.4 million and $7.8 million, respectively, and rent expense under cancelable and short-term leases was $7.5 million, $6.5 million and $5.4 million, respectively. At December 31, 1995, the aggregate minimum rental commitments under noncancelable operating leases were as follows:

                         Minimum Future
                         Rental Payments
                    ----------------------
                    (Dollars in thousands)
1996                     $11,716
1997                      10,280
1998                       8,563
1999                       7,253
2000                       6,066
Thereafter               $18,160
                    ----------------------
                    ----------------------

LEGAL PROCEEDINGS
The Company is involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain cellular telephone systems and other interests. Management does not believe that any of such proceedings should have a material adverse impact on the financial position or results of operations of the Company.

COLLECTIBILITY OF NOTE RECEIVABLE
As of December 31, 1995, USM loaned a total of $5.5 million to another cellular company ("Cellular Co.") under a long-term financing agreement. Under the agreement, USM will provide up to $6 million to finance Cellular Co.'s equipment purchases and construction costs related to the operations in a cellular market. Although interest payments are current, USM has no assurance that Cellular Co. will have sufficient assets at the time the principal payment is due in June 2000 to repay the loans in full. No accrual has been made for this possibility and the note is being carried on the balance sheet at the full loan amount as of December 31, 1995.


STANDBY LETTER OF CREDIT
The Company has entered into a standby letter of credit agreement effective July 20, 1994 with a financial institution. This standby letter of credit, which will not exceed $10.0 million, provides supplemental security in support of a bank loan to an entity minority-owned by the Company. In the event of default under the minority-owned entity's bank loan agreement, the bank may call upon the Company's standby letter of credit to satisfy any amounts still due under this loan agreement.

NOTE 14

RESTRICTION ON COMMON STOCK DIVIDENDS
Under TDS's loan agreements at December 31, 1995, all of the consolidated retained earnings were available for the payment of cash dividends on shares of TDS common stock.

Certain regulated telephone subsidiaries may not transfer funds to the parent in the form of cash dividends, loans or advances until certain financial requirements of their mortgages have been met. Of the $390.6 million underlying retained earnings of all TDS subsidiaries at December 31, 1995, $169.1 million was available for the payment of dividends on the subsidiaries common stock. Of the $2.4 billion underlying net assets of the TDS subsidiaries at December 31, 1995, $1.8 billion was available for transfer to TDS.

NOTE 15

INVESTMENTS IN UNCONSOLIDATED ENTITIES
The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited results of operations of the cellular and telephone companies in which TDS's investments are accounted for by the equity method.

                                                DECEMBER 31,
                                          1995                 1994
                                      ------------------------------
                                            (Dollars in thousands)
Assets
 Current assets                       $  266,967          $  217,872
 Due from affiliates                      24,765              20,123
 Property and other                      937,609             631,222
                                      ------------------------------
                                      $1,229,341          $  869,217
                                      ------------------------------
                                      ------------------------------
Liabilities and Equity
 Current liabilities                  $  240,480          $  194,728
 Due to affiliates                        31,501              32,034
 Deferred credits                          5,766               5,468
 Long-term debt                           40,220              38,984
 Partners' capital
  and stockholders' equity               911,374             598,003
                                      ------------------------------
                                      $1,229,341          $  869,217
                                      ------------------------------
                                      ------------------------------

                                     YEAR ENDED DECEMBER 31,
                                   1995         1994           1993
                              --------------------------------------
                                      (Dollars in thousands)
Results of Operations
 Revenues                     $1,173,559    $ 892,530      $ 765,983
 Costs and expenses             (808,008)    (652,918)      (568,458)
 Other income
  (expense)                        8,249        7,952         (8,045)
 Interest expense                 (6,414)      (5,650)        (9,046)
 Income taxes                     (4,670)      (1,824)        (3,596)
 Cumulative effect of
  accounting changes                  --           --            432
                              --------------------------------------
 Net income                   $  362,716    $ 240,090      $ 177,270
                              --------------------------------------
                              --------------------------------------

NOTE 16

EMPLOYEE BENEFIT PLANS
PENSION PLAN
Telephone and Data Systems, Inc. Employees' Pension Trust I (the "TDS Plan"), a qualified noncontributory defined contribution pension plan, provides pension benefits for most of the employees of TDS, Inc., its telephone subsidiaries and its service companies. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Employees of certain of the telephone subsidiaries not covered by the TDS Plan are covered under other pension plans or receive direct pension payments. USM adopted the United States Cellular Corporation Pension Plan (the "USM Plan") effective January 1, 1994. The USM Plan, a qualified noncontributory defined contribution pension plan, provides pension benefits for USM and American Portable employees. Under the USM Plan, pension costs are calculated separately for each participant and are funded currently.

TDS established the Telephone and Data Systems, Inc. Supplemental Executive Retirement Plan (the "SERP") in 1994 to supplement the benefits under the TDS Plan and the USM Plan. The SERP was established to offset the reduction of benefits caused by the limitation on annual employee compensation under Internal Revenue Service Code Section 401(a)(17). The SERP is a nonqualified deferred compensation plan and is intended to be unfunded.

Total pension costs were $4.6 million, $4.8 million and $3.3 million in 1995, 1994 and 1993, respectively.

OTHER POSTRETIREMENT BENEFITS
The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS, Inc., its telephone subsidiaries and its service companies. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The accounting for the medical plan anticipates future cost sharing changes to the written plan that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate. During 1992 the Company established a Medical Benefit Fund (the "Fund") within the TDS Plan, under Internal Revenue Code Section 401(h). The Fund was established to pay for part of the cost of the medical benefits. An amount not to exceed 25% of the total contribution to the TDS Plan will be contributed to the Fund annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation described above. The Company will limit overall contributions to the aggregate accruals recorded by its subsidiaries. The Company established a Voluntary Employees' Beneficiary Association during 1993 to fund the costs of the life insurance benefits. The Company's postretirement medical and life insurance plans are currently underfunded.

The following table sets forth the plans' funded status reconciled with the amount shown in the Company's consolidated balance sheet at December 31, 1995 (dollars in thousands):

                                Life         Health
                              Insurance       Care
                                Plan          Plan           Total
                              --------------------------------------
                                     (Dollars in thousands)
Accumulated postretirement
 benefit obligation:
  Retiree's                   $ 1,066        $ 3,292        $ 4,358
  Fully eligible active
   plan participants              597          2,562          3,159
  Other active plan
   participants                 1,001          9,950         10,951
                              --------------------------------------
                                2,664         15,804         18,468
Plan assets at fair value         940          5,876          6,816
                              --------------------------------------
Accumulated postretirement
 benefit obligation in excess
 of plan assets                 1,724          9,928         11,652
Unrecognized prior
 service cost                     (42)          (357)          (399)

Unrecognized net gain from
 past experience different
 from that assumed and from
 changes in assumptions           180            713            893
                              --------------------------------------
Accrued postretirement
 benefit cost
 at December 31, 1995         $ 1,862        $10,284        $12,146
                              --------------------------------------
                              --------------------------------------

Net postretirement cost for 1995, 1994 and 1993 includes the following components:


                                                          DECEMBER 31,
                                      1995          1994          1993
                                   --------------------------------------
                                           (Dollars in thousands)
 Service cost                      $   588        $   810        $   806
 Interest cost on accumulated
  postretirement benefit
  obligation                         1,082          1,116          1,378
 Actual return on plan assets         (656)            --            (64)

 Net amortization and deferral         204           (224)           (49)
                                   --------------------------------------
 Net postretirement cost           $ 1,218        $ 1,702        $ 2,071
                                   -------------------------------------
                                   -------------------------------------

For measurement purposes, a 10.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease over eight years to 6.1% and to remain at 6.1% thereafter. The assumed rates of compensation increases and return on plan assets were 5% and 8%, respectively. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $3.5 million and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $502,000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

ACCOUNTING FOR POSTEMPLOYMENT BENEFITS
The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. SFAS No. 112 requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement. The adoption of SFAS No. 112 had no significant effect on results of operations or financial condition.

NOTE 17

SUBSEQUENT EVENTS
AMERICAN PORTABLE INITIAL PUBLIC OFFERING
American Portable filed a registration statement on February 20, 1996, for an initial public offering of 11.0 million of its Common Shares and is expected to grant the underwriters an over-allotment option for up to 1.65 million Common Shares. If the offering is completed as currently planned, upon completion of the offering, TDS will own 82.4% to 84.3% of the capital stock of American Portable. It is estimated that the initial public offering price will be between $15 and $18 per Common Share.

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)


                                                                                      QUARTER ENDED
                                           MARCH 31        JUNE 30       SEPT. 30         DEC. 31
                                  -----------------------------------------------------------------
                                         (Dollars in thousands, except per share amounts)

1995
Operating Revenues                         $209,975      $ 232,091        $256,508        $255,812
Operating Income                             29,156         33,825          40,560          28,457
Net Income                                   23,193         22,580          42,596          15,609
Net Income Available to Common             $ 22,701      $  22,086        $ 42,338        $ 15,100
Weighted Average Common Shares (000s)        57,292         58,508          59,038          58,741
Earnings per Common Shares:                $    .39      $     .38        $    .72        $    .26

1994
Operating Revenues                         $158,802      $ 173,585        $193,105        $205,318
Operating Income                             22,304         29,005          32,303          25,210
Net Income Before Cumulative Effect of
  Accounting Changes                         10,224         14,320          17,623          18,377
Cumulative Effect of Accounting Changes        (723)            --              --              --
Net Income                                    9,501         14,320          17,623          18,377
Net Income Available to Common             $  8,937      $  13,810        $ 17,166        $ 17,876
Weighted Average Common Shares (000s)        52,555         53,217          54,282          55,612
Earnings per Common Share:
  Before Cumulative Effect of
   Accounting Changes                       $   .18      $     .26        $    .31        $    .32
  Cumulative Effect of Accounting Changes      (.01)            --              --              --
  Net Income                                $   .17      $     .26        $    .31        $    .32



REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (an Iowa corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
February 6, 1996


(except with respect to the matter discussed in Note 17, as to which the date is February 20,1996)

TDS STOCK AND DIVIDEND INFORMATION

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of February 29, 1996, TDS Common Shares were held by 3,921 record owners and the Series A Common Shares were held by 108 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.38 and $.36 per Common and Series A Common Share during 1995 and 1994, respectively.

The Common Shares of United States Cellular Corporation, an 80.8%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu." The Common Shares of American Paging, Inc., an 82.3%-owned subsidiary of TDS, are also listed on the AMEX under the symbol "APP" and in the newspapers as "AmPaging."

MARKET PRICE PER COMMON SHARE BY QUARTER

TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows:


1995             1ST              2ND         3RD            4TH
                --------------------------------------------------
High            $  46.38         39.38       42.88          43.25
Low             $  36.13         36.00       36.38          35.63
Dividend Paid   $   .095          .095        .095           .095
                --------------------------------------------------
                --------------------------------------------------



1994             1ST              2ND         3RD            4TH
                --------------------------------------------------
High            $  51.50         42.88       47.63          49.88
Low             $  36.75         36.00       35.50          39.50
Dividend Paid   $    .09           .09         .09            .09
                --------------------------------------------------
                --------------------------------------------------
