Form 10-K405, Exhibit 13
period 1996-12-31
TELEPHONE & DATA SYSTEMS INC
filed 1997-03-21
CIK 96966

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    Telephone and Data Systems, Inc. ("TDS" or the "Company") provides high-quality telecommunications services to over 2.3 million cellular telephone, telephone and radio paging customer units in 37 states and the District of Columbia.

    The accompanying financial statements present the results of operations of the Company's three primary businesses: United States Cellular Corporation ("U.S. Cellular"), an 80.6%-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"), a wholly owned subsidiary, and American Paging, Inc. ("American Paging"), an 82.3%-owned subsidiary, as well as its developing personal communications services ("PCS") business, Aerial Communications, Inc. ("Aerial", formerly American Portable Telecom, Inc.), an 82.8%-owned subsidiary.

    TDS's long-term business development strategy is to expand its operations through internal growth and acquisitions, and to explore and develop telecommunications businesses that management believes utilize TDS's expertise in customer-based telecommunications.

1996 MAJOR ACCOMPLISHMENTS

    The Company made substantial progress during 1996 with excellent growth in the cellular business and the rapid build out of the PCS business. The telephone business continues to produce steady returns and strong cash flow, while the paging business posted disappointing results.

    U.S. Cellular continued its rapid growth during 1996. Customer units increased 51%, exceeding the 1,000,000 mark, following a 69% increase in 1995. The increase in customer units drove a 44% increase in revenues, a 48% increase in cash flow and a 104% increase in operating income. The sale of non-strategic cellular interests generated gains of $132.7 million and cash proceeds of $213.0 million. Capital expenditures to add cell sites, expand coverage and add capacity totaled $219.4 million and expenditures for acquisitions totaled $56.1 million.

    Aerial made substantial progress building its business this year. The focus for 1996 was directed toward recruiting an experienced management team, developing and executing a business plan, raising capital, and designing and constructing networks in each of its markets. These activities significantly increased expenses in 1996. PCS development expenses (included in "Investment and Other Income (Expense)") increased to $43.9 million in 1996 from $7.8 million in 1995. Aerial had no revenues in 1996 as commercial service is not expected to begin until March 1997.

    Aerial's investment in property and equipment, including network design and equipment, site acquisition and information system development costs, totaled $312.6 million in 1996. To finance the development of its business, Aerial completed an initial public offering in 1996 raising $195.3 million. Aerial also negotiated a $200 million vendor financing arrangement for digital radio channel and switching infrastructure equipment.

    TDS Telecom continues to provide steady growth in revenues and cash flow. Telephone access lines increased 14% resulting in a 13% increase in operating revenues, a 10% increase in cash flow and a 5% increase in operating income. TDS Telecom's investment in outside plant facilities and upgrades of recently acquired companies for new customer growth and new digital switches totaled $144.4 million, and expenditures for acquisitions totaled $88.1 million.

    American Paging posted disappointing results for the year. During the third quarter of 1995, American Paging launched a comprehensive restructuring initiative relative to its sales and customer service organization. The objectives of the restructuring were to increase sales through the direct distribution channel, improve customer mix, lower administrative costs and improve customer service.

    The disruptions caused by the restructuring were more severe than anticipated. Customer service and sales support was affected due to the elimination of field service employees and problems with the customer management and billing system. Sales and marketing activities, hurt by a high level of employee turnover, produced no customer growth resulting in a 3% decline in revenue. The decline in revenues combined with a 21% increase in operating expenses caused operating losses to jump to $36.6 million in 1996 from $9.0 million in 1995.

    To address these problems, American Paging appointed a new senior management team, including a new President and CEO. The senior management team is in the process of implementing a plan in 1997 centering on building a high quality, focused sales and marketing organization, creating new, goal-oriented distribution channel and pricing strategies, consolidating current systems to reduce the cost of service and continually improving customer care practices.

RESULTS OF OPERATIONS

    Telephone and Data Systems, Inc. reported net income available to common of $126.3 million, or $2.08 per share, in 1996 compared to $102.0 million, or $1.74 per share, in 1995 and $58.0 million, or $1.06 per share, in 1994. Results of operations primarily reflects significant cellular business unit growth and steady telephone operations growth. Results of operations were negatively impacted by Aerial's development costs as it proceeds to develop and construct its PCS networks, as well as the losses incurred by American Paging. Gains on sales of non-strategic cellular interests and other investments had a significant impact on net income in 1996 and 1995.

    Excluding PCS development costs and gains on the sales of cellular interests and other investments, along with the related income taxes and minority interest, net income available to common would have been $77.1 million or $1.27 per share, in 1996 compared to $68.1 million or $1.16 per share, in 1995 and $53.2 million or $.98 per share in 1994.

    OPERATING REVENUES increased 27% ($260.3 million) during 1996 and 31% ($223.6 million) during 1995 primarily as a result of growth in the cellular telephone operations.

    Cellular telephone revenues increased $215.4 million in 1996 and $160.0 million in 1995 on 51% and 69% increases in customer units, respectively, and strong increases in inbound roaming revenues. Telephone revenues increased $47.8 million in 1996 and $48.5 million in 1995 as a result of acquisitions, increased network usage, recovery of increased costs of providing long-distance services and internal access line growth. Radio paging revenues decreased $3.0 million in 1996 and increased $15.1 million in 1995.

    Cellular made up 58% of consolidated revenue in 1996, up from 45% in 1994. Telephone and paging operations were 33% and 9% of consolidated revenue in 1996 and 42% and 13% in 1994, respectively.

    OPERATING EXPENSES rose 29% ($238.2 million) in 1996 and 32% ($200.4 million) in 1995. Cellular telephone operating expenses increased $170.8 million during 1996 and $134.6 million during 1995 due to the effects of additional marketing and selling expenses to add new customers as well as the costs of providing services to the larger customer base. Telephone operating expenses increased $42.7 million during 1996 and $41.9 million during 1995 due to the effects of acquisitions and growth in internal operations. Paging operating expenses increased $24.7 million in 1996 and $23.9 million in 1995 due to additional expenses to restructure certain business processes and additional costs to serve current customers and to add new customers.

    OPERATING INCOME increased 17% ($22.1 million) in 1996 and 21% ($23.2 million) in 1995. Cellular telephone operating income increased 104% ($44.6 million) in 1996 and 146% ($25.4 million) in 1995 reflecting the increase in customers and revenues. Telephone operating income increased $5.1 million in 1996 and $6.6 million in 1995. Paging operating loss increased $27.6 million in 1996 and $8.8 million in 1995.

                                                                           YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------
                                                                     1996            1995            1994
                                                                --------------  --------------  --------------
                                                                            (DOLLARS IN THOUSANDS)
Operating Income
  Cellular telephone..........................................  $     87,366    $     42,755    $     17,385
  Telephone...................................................       103,358          98,240          91,606
  Radio paging................................................       (36,626)         (8,997)           (169)
                                                                --------------  --------------  --------------
                                                                $    154,098    $    131,998    $    108,822
                                                                --------------  --------------  --------------
                                                                --------------  --------------  --------------
Operating Margins
  Cellular telephone..........................................          12.3%            8.7%            5.2%
  Telephone...................................................          25.7%           27.7%           29.9%
  Radio paging................................................         (35.2)%          (8.4)%           (.2)%
  Consolidated................................................          12.7%           13.8%           14.9%
                                                                --------------  --------------  --------------
                                                                --------------  --------------  --------------

    In early 1997, Aerial expects to begin commercial service which will result in Aerial's revenues and expenses being included in operating income. Operating income is expected to decrease significantly in 1997 as a result of the commencement of PCS operations.

    INVESTMENT AND OTHER INCOME totaled $140.5 million in 1996, $103.9 million in 1995 and $33.7 million in 1994.

    CELLULAR INVESTMENT INCOME, the Company's share of income of cellular markets in which the Company has a minority interest and follows the equity method of accounting, increased 33% ($13.5 million) in 1996 and 56% ($14.6 million) in 1995 as income from the cellular markets increased. Cellular investment income is net of amortization of license costs relating to these minority interests.

    GAIN ON SALE OF CELLULAR INTERESTS AND OTHER INVESTMENTS totaled $138.7 million in 1996, $86.6 million in 1995 and $7.5 million in 1994. TDS and U.S. Cellular continue to assess the makeup of cellular holdings in order to maximize the benefits derived from clustering markets. Certain markets, identified as non-strategic, were sold or traded in the past few years resulting in the recognition of gains.

    PCS DEVELOPMENT COSTS totaled $43.9 million in 1996 and $7.8 million in 1995. Aerial has been devoting substantially all of its efforts to recruiting an experienced management team, developing and executing a business plan, raising capital, and designing and constructing its PCS networks. Costs incurred in the development and administration of Aerial which do not relate to the design or construction of specific identifiable assets have been expensed.

    MINORITY SHARE OF INCOME, the minority shareholders' share of U.S. Cellular's, American Paging's and Aerial's net income or loss and other minority shareholders' and partners' share of subsidiaries' net income or loss, increased $800,000 in 1996 and $16.8 million in 1995.

    INTEREST EXPENSE decreased 16% ($8.0 million) in 1996 and increased 23% ($9.6 million) in 1995. Capitalized interest associated with expenditures for PCS licenses and capitalized construction costs increased $14.4 million in 1996 and $13.2 million in 1995. Interest expense increased $6.9 million in 1996 and $7.4 million in 1995 as a result of U.S. Cellular's convertible debt offering in June of 1995. Interest expense from U.S. Cellular's vendor financing agreement increased $5.3 million in 1995. TDS Telecom interest expense increased $1.2 million in 1996 and $1.4 million in 1995 due primarily to additional interest expense of acquired telephone companies.

    Corporate interest expense decreased $2.0 million in 1996 and increased $8.6 million in 1995 reflecting primarily changes in average short-term debt balances. See "Financial Resources and Liquidity" for a further discussion of short- and long-term debt.

    TDS capitalized $27.6 million of interest expense in 1996 and $13.2 million in 1995. Interest expense will increase significantly in 1997 when TDS discontinues capitalizing interest upon commencement of Aerial's operations.

    INCOME TAX EXPENSE increased 53% ($42.6 million) in 1996 and 99% ($40.3 million) in 1995, reflecting primarily the 36% and 83% increases in pretax income, respectively. The effective income tax rates were 49% in 1996, 44% in 1995 and 40% in 1994. The increase in the 1996 effective tax rate reflects additional income tax expense of approximately $10.0 million due to tax gains in excess of book gains associated with the sale of certain cellular interests. The lower 1994 rate reflects deferred income taxes provided on the book/tax basis difference related to certain telephone acquisitions and certain income excluded due to the dividend exclusion rules.

    NET INCOME AVAILABLE TO COMMON was $126.3 million in 1996, $102.0 million in 1995 and $58.0 million in 1994. EARNINGS PER COMMON SHARE were $2.08 in 1996, $1.74 in 1995 and $1.06 in 1994.

    Net income available to common for 1996 and 1995 included significant gains from the sale of cellular interest and other investments as well as significant PCS development costs. The table below summarizes the effects of the gains and PCS development costs (along with the related impact on income taxes and minority interest) on net income available to common and earnings per share.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                    1996       1995       1994
                                                                                  ---------  ---------  ---------
                                                                                   (DOLLARS IN MILLIONS, EXCEPT
                                                                                        PER SHARE AMOUNTS)
NET INCOME AVAILABLE TO COMMON
  Core Business.................................................................  $    77.1  $    68.1  $    53.2
  Gains.........................................................................       64.5       40.6        5.8
  PCS Development Costs.........................................................      (15.3)      (6.7)      (1.0)
                                                                                  ---------  ---------  ---------
                                                                                  $   126.3  $   102.0  $    58.0
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
EARNINGS PER SHARE
  Core Business.................................................................  $    1.27  $    1.16  $     .98
  Gains.........................................................................       1.06        .69        .10
  PCS Development Costs.........................................................       (.25)      (.11)      (.02)
                                                                                  ---------  ---------  ---------
                                                                                  $    2.08  $    1.74  $    1.06
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

    TDS anticipates that start-up and development of high-quality networks and the marketing of systems in Aerial's markets will reduce the rate of growth in TDS's operating and net income from levels which would otherwise be achieved during the next few years.

CELLULAR TELEPHONE OPERATIONS

    TDS provides cellular telephone service through U.S. Cellular Corporation [AMEX: USM]. Results of operations include 1,073,000 customer units at the end of 1996 compared to 710,000 customer units at the end of 1995 and 421,000 customer units at the end of 1994.

                                                                         YEAR ENDED OR AT DECEMBER 31,
                                                                  --------------------------------------------
                                                                       1996           1995           1994
                                                                  --------------  -------------  -------------
                                                                             (DOLLARS IN THOUSANDS,
                                                                          EXCEPT PER CUSTOMER AMOUNTS)
Operating Revenues
  Local retail..................................................  $    442,568    $   289,518    $   187,978
  Inbound roaming...............................................       193,278        148,020        104,009
  Long-distance and other.......................................        71,974         54,857         40,417
                                                                  --------------  -------------  -------------
                                                                       707,820        492,395        332,404
                                                                  --------------  -------------  -------------
Operating Expenses
  System operations.............................................       117,368         70,442         46,869
  Marketing and selling.........................................       150,000        102,361         69,072
  Cost of equipment sold........................................        74,023         54,948         39,431
  General and administrative....................................       170,224        132,431         94,193
  Depreciation..................................................        74,631         57,302         39,520
  Amortization..................................................        34,208         32,156         25,934
                                                                  --------------  -------------  -------------
                                                                       620,454        449,640        315,019
                                                                  --------------  -------------  -------------
Operating Income................................................  $     87,366    $    42,755    $    17,385
                                                                  --------------  -------------  -------------
                                                                  --------------  -------------  -------------
Consolidated Markets:
  Customers.....................................................     1,073,000        710,000        421,000
  Markets.......................................................           131            137            130
  Market penetration............................................          4.94%          3.18%          1.98%
  Cell sites in service.........................................         1,328          1,116            790
  Average monthly service revenue per customer..................  $      66.36    $     72.48    $     79.74
  Churn rate per month..........................................           1.9%           2.1%           2.3%
  Marketing cost per gross customer addition....................  $        367    $       361    $       408
                                                                  --------------  -------------  -------------
                                                                  --------------  -------------  -------------

    OPERATING REVENUES increased 44% ($215.4 million) in 1996 and 48% ($160.0 million) in 1995. The revenue increases in 1996 and 1995 were driven by the 51% and 69% growth in customer units and the 31% and 42% growth in inbound roaming revenues, respectively. Acquisitions, which were not material in 1996, increased operating revenues 13% ($44.2 million) in 1995. Average monthly revenue per customer was $66.36 in 1996, $72.48 in 1995 and $79.74 in 1994.

    LOCAL RETAIL REVENUE (charges to U.S. Cellular's customers for local system usage) increased 53% ($153.0 million) in 1996 and 54% ($101.5 million) in 1995 due primarily to the 51% and 69% growth in customers, respectively. Local minutes of use averaged 107 per month in 1996 and 95 per month in 1995 and 1994. Average revenue per minute was $.40 in 1996, $.46 in 1995 and $.50 in 1994. U.S. Cellular's use of incentive programs in 1996 and 1995 that encourage lower-priced weekend and off-peak usage, in order to stimulate overall usage, resulted in an increase in average minutes of use and a lower average revenue per minute of use. Average monthly local retail revenue per customer was $42.54 in 1996, $44.03 in 1995 and $47.04 in 1994.

    INBOUND ROAMING REVENUE (charges to customers of other systems who use U.S. Cellular's cellular systems when roaming) increased 31% ($45.3 million) in 1996 and 42% ($44.0 million) in 1995 due to increased minutes of use. Minutes of use increased 38% in 1996 and 60% in 1995. Average revenue per minute of use was $.94 in 1996, $.99 in 1995 and $1.11 in 1994. Average monthly inbound roaming revenue per U.S. Cellular customer was $18.58, $22.51 and $26.03 in 1996, 1995 and 1994, respectively. The decrease is the result of roaming revenue growing at a slower rate than U.S. Cellular's customer base and negotiated reductions in roaming rates.

    LONG-DISTANCE AND OTHER REVENUE, including equipment sales, increased 31% ($17.1 million) in 1996 and 36% ($14.4 million) in 1995 primarily due to increased long-distance revenue from the growth in the volume of long-distance calls billed by U.S. Cellular.

    The industry trend of declining average monthly retail revenue per customer is believed to be related to the tendency of early customers in a market to be the heaviest users during peak business hours. Newer customers have been added through continued penetration of the consumer market, which tends to include fewer peak business hour usage customers.

    Management anticipates that average monthly revenue per customer will continue to decrease as local retail revenue per minute of use declines due to the usage patterns of incrementally added customers and as the growth rate of the Company's customer base exceeds the growth rate of inbound roaming revenue, diluting the roaming contribution per customer.

    OPERATING EXPENSES increased 38% ($170.8 million) in 1996 and 43% ($134.6 million) in 1995. Acquisitions, which were not material in 1996, increased operating expenses 13% ($40.7 million) in 1995. The increase in operating expenses, excluding acquisition effects, is primarily due to the costs to expand the customer base ($66.7 million in 1996 and $33.6 million in 1995); cost of providing service to the expanding customer base ($46.9 million in 1996 and $16.0 million in 1995); increased administrative expenses ($37.8 million in 1996 and $27.1 million in 1995) additional depreciation on the increased investment in cell sites and equipment ($17.3 million in 1996 and $13.2 million in 1995) and additional fraud charges ($13.9 million in 1996).

    SYSTEM OPERATIONS EXPENSES increased 67% ($46.9 million) in 1996 and 50% ($23.6 million) in 1995 (34%, or $16.0 million excluding acquisitions) as a result of increases in customer usage expenses, including significant increases in fraud, and costs associated with operating the increased number of cell sites.

    Customer usage expenses (charges from other service providers for land line connection, toll and roaming costs incurred by customers' use of systems other than their local systems) grew 86% ($26.6 million) in 1996 and 62% ($13.4 million) in 1995. The increase was due primarily to inbound roaming usage.

    Fraudulent use of U.S. Cellular's customers' telephone numbers increased expenses $13.9 million to $18.0 million in 1996. U.S. Cellular continues to implement procedures in its markets to combat this fraud, which is primarily related to roaming usage.

    Maintenance, utility and cell site expenses grew 18% ($6.5 million) in 1996 and 40% ($10.2 million) in 1995 reflecting the 19% and 41% increase in the number of cell sites, respectively. The number of cell sites operated increased to 1,328 in 1996 from 1,116 in 1995 and 790 in 1994.

    MARKETING AND SELLING EXPENSES increased 47% ($47.6 million) in 1996 and 48% ($33.3 million) in 1995 (35%, or $24.3 million excluding acquisitions) due to the increase in customer activations. COST OF EQUIPMENT SOLD increased 35% ($19.1 million) in 1996 and 39% ($15.5 million) in 1995 (23%, or $9.3 million excluding acquisitions). Cost per gross customer addition (marketing and selling expenses and cost of equipment sold less equipment revenues, divided by gross customer additions) totaled $367 in 1996, $361 in 1995 and $408 in 1994.

    GENERAL AND ADMINISTRATIVE EXPENSES increased 29% ($37.8 million) in 1996 and 41% ($38.2 million) in 1995 (29%, or $27.1 million excluding acquisitions). The increases include the effects of an increase in expenses required to serve the growing customer base and an expansion of both local administrative office and corporate staff, resulting from growth in U.S. Cellular's business.

    Operating cash flow increased 48% to $196.2 million in 1996 compared to a 60% increase to $132.2 million in 1995. The improvement was primarily due to the growth in customers and revenue. U.S. Cellular continues to provide increasing operating cash flow to support its operating and construction activities.

    DEPRECIATION EXPENSE increased 30% ($17.3 million) in 1996 and 45% ($17.8 million) in 1995 (33%, or $13.2 million excluding acquisitions), reflecting increases in average fixed asset balances of 34% and 48%, respectively. AMORTIZATION EXPENSE increased 6% ($2.1 million) in 1996 and 24% ($6.2 million) in 1995 (15%, or $4.0 million excluding acquisitions) due to increases in deferred systems development costs in both years and license costs in 1995.

    OPERATING INCOME was $87.4 million in 1996 compared to $42.8 million in 1995 and $17.4 million in 1994. Operating margins improved to 12.3% in 1996 from 8.7% in 1995 and 5.2% in 1994. The improvement was primarily due to the substantial growth in customers and revenue.

    Management believes there exists a seasonality at U.S. Cellular in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

    Competitors licensed to provide PCS services have initiated service in certain U.S. Cellular markets in recent months. U.S. Cellular anticipates that PCS operators will initiate service in several other of its markets in 1997 and 1998. U.S. Cellular's management is monitoring these and other PCS providers' strategies, but cannot at this time anticipate what effect, if any, this additional competition will have on U.S. Cellular's future strategies and results.

TELEPHONE OPERATIONS

    TDS manages its telephone service through TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom served 484,500 access lines at the end of 1996 compared to 425,900 access lines at the end of 1995 and 392,500 access lines at the end of 1994 ("telephone operations"). TDS Telecom also manages a long-distance provider, an Internet access provider and certain other non-telephone operations ("other operations").

    OPERATING REVENUE totaled $402.6 million in 1996, up 13% ($47.8 million) from 1995 and totaled $354.8 million in 1995, up 16% ($48.5 million) from 1994. The increases were due to the growth in telephone operations ($39.6 million in 1996 and $35.6 million in 1995) and additional other operations revenues ($8.0 million in 1996 and $13.3 million in 1995).

    OPERATING EXPENSES totaled $299.3 million in 1996, up 17% ($42.7 million) from 1995 and totaled $256.6 million in 1995, up 19% ($41.9 million) from 1994. The increases were due to the growth in telephone operations ($33.6 million in 1996 and $29.8 million in 1995) and additional other operations expenses ($8.9 million in 1996 and $12.3 million in 1995).

    Operating cash flow increased 10% to $192.3 million in 1996 compared to an increase of 9% to $175.6 million in 1995 due primarily to the growth in telephone operations. TDS Telecom continues to provide steadily growing operating cash flow to support its construction activities.

    OPERATING INCOME increased 5% ($5.1 million) in 1996 and increased 7% ($6.6 million) in 1995. The reduction in the growth rate of operating income was caused by the the reduction in the telephone operating margins and other operations margins.

    Management expects TDS Telecom's revenues, operating income and operating cash flow to increase modestly in 1997 from steady growth in operations. TDS Telecom will continue to see pressures on revenue sources resulting from regulatory changes and competitive pressures.

                                                                             YEAR ENDED OR AT DECEMBER 31,
                                                                         -------------------------------------
                                                                            1996         1995         1994
                                                                         -----------  -----------  -----------
                                                                                (DOLLARS IN THOUSANDS,
                                                                             EXCEPT PER CUSTOMER AMOUNTS)
Telephone Operations
  Operating Revenue....................................................  $   371,913  $   332,287  $   296,722
                                                                         -----------  -----------  -----------
  Operating Expenses
    Network operations.................................................       67,521       54,964       45,412
    Depreciation and amortization......................................       85,575       74,758       67,956
    Customer operations................................................       53,764       46,818       42,617
    Corporate and other................................................       62,276       58,998       49,706
                                                                         -----------  -----------  -----------
                                                                             269,136      235,538      205,691
                                                                         -----------  -----------  -----------
    Telephone Operating Income.........................................      102,777       96,749       91,031
                                                                         -----------  -----------  -----------
Other Operations
  Revenues.............................................................       31,774       23,764       10,499
  Expenses.............................................................       31,193       22,273        9,924
                                                                         -----------  -----------  -----------
Other Operations
  Operating Income.....................................................          581        1,491          575
                                                                         -----------  -----------  -----------
Intercompany Eliminations
  Revenues.............................................................       (1,058)      (1,210)        (880)
  Expenses.............................................................       (1,058)      (1,210)        (880)
                                                                         -----------  -----------  -----------
Operating Income.......................................................  $   103,358  $    98,240  $    91,606
                                                                         -----------  -----------  -----------
                                                                         -----------  -----------  -----------
Companies..............................................................          105          100           96
Access lines...........................................................      484,500      425,900      392,500
Growth in access lines from prior year-end:
  Acquisitions.........................................................       33,100       13,500       19,700
  Internal growth......................................................       25,500       19,900       16,600
Telephone plant in service per access line.............................  $     2,461  $     2,356  $     2,283
Average monthly revenue per access line................................  $     67.12  $     66.87  $     66.66
                                                                         -----------  -----------  -----------
                                                                         -----------  -----------  -----------

    OPERATING REVENUE from telephone operations increased 12% ($39.6 million) in 1996 and 12% ($35.6 million) in 1995. Acquisitions increased telephone revenues $18.8 million in 1996 and $16.8 million in 1995. Internal growth and increases in the sales of custom calling features increased revenue by $8.0 million in 1996 and $6.0 million in 1995. Increased network usage resulted in revenue increases of $4.5 million in 1996 and $5.8 million in 1995. Recovery of increased costs of providing long-distance services resulted in increases in revenue of $8.1 million in 1996 and $4.5 million in 1995. Average monthly revenue per access line was $67.12 in 1996, $66.87 in 1995 and $66.66 in 1994.

    OPERATING EXPENSES from telephone operations increased 14% ($33.6 million) in 1996 and 15% ($29.8 million) in 1995. The effects of acquisitions increased expenses 6% ($14.6 million) in 1996 and 7% ($13.8 million) in 1995. Depreciation and amortization expenses increased 14% ($10.8 million) in 1996 and 10% ($6.8 million) in 1995 due primarily to increased investment in plant and equipment. The development of a centralized network management center to provide more effective network monitoring and maintenance and the development of groups to explore new service offerings caused expenses to increase by $3.4 million and $3.2 million, respectively, in 1996. These expenditures are expected to begin producing cost efficiencies and new revenues in the next several quarters and beyond. Additional routine maintenance activity and equipment write-offs increased network expenses by $2.0 million in 1995. The remaining increase in each year was due primarily to growth in internal operations.

    OPERATING INCOME from telephone operations increased 6% ($6.0 million) in 1996 and increased 6% ($5.7 million) in 1995. The effects of acquisitions increased operating income 4% ($4.2 million) in 1996 and 3% ($3.0 million) in 1995. The telephone operating margin was 27.6% in 1996, 29.1% in 1995 and 30.7% in 1994. The reduction in operating margin was caused by earnings pressures from regulatory agencies and long-distance providers and increased costs associated with the development of the centralized network management center.

    TDS Telecom is subject to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. The Company believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

    In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and therefore any adjustments to accumulated depreciation would be immaterial, as would be the write-off of regulatory assets and liabilities.

RADIO PAGING OPERATIONS

    TDS manages its radio paging business through American Paging, Inc. [AMEX:
APP]. American Paging provided wireless messaging communications through its digital radio transmission systems to 777,400 subscribers at the end of 1996 compared to 784,500 subscribers at the end of 1995 and 652,800 subscribers at the end of 1994.

    American Paging posted disappointing results for the year. During the third quarter of 1995, American Paging launched a comprehensive restructuring initiative relative to its sales and customer service organization. The objectives of the restructuring were to increase sales through the direct distribution channel, improve customer mix, lower administrative costs and improve customer service. The restructuring initiative continued through 1996, and had a more severe impact on American Paging's results of operations than anticipated.

    An integral part of the restructuring plan included the creation of a Customer Telecare Center ("CTC"). The consolidation and transfer of back office and customer service operations from 17 offices to the CTC created many disruptions throughout American Paging. The process of eliminating field administrative personnel and moving their duties to the CTC hurt customer service and sales support due to early inefficiencies encountered in the operation of the CTC. During the consolidation, it also became apparent that the customer management and information system did not provide the flexibility needed to support future customer growth and retention. American Paging is currently assessing two potential customer management and billing systems.

    Disruptions within the sales and marketing department led to an increase in sales employee turnover which produced no customer growth and contributed to a 3% decline in revenue. The decline in revenues combined with a 21% increase in expenses caused operating losses to jump to $36.6 million in 1996 from $9.0 million in 1995.

    To address these problems, American Paging appointed a new senior management team, including a new President and CEO. The senior management team began implementing a plan in 1997 centering on building a high quality, focused sales and marketing organization, creating new, goal-oriented distribution channel and pricing strategies, consolidating current systems to reduce the cost of service and continually improving customer care practices.

                                                                         YEAR ENDED OR AT DECEMBER 31,
                                                                  -------------------------------------------
                                                                      1996           1995           1994
                                                                  -------------  -------------  -------------
                                                                            (DOLLARS IN THOUSANDS,
                                                                           EXCEPT PER UNIT AMOUNTS)
Operating Revenue...............................................  $   104,187    $   107,150    $    92,065
                                                                  -------------  -------------  -------------
Costs and Expenses
  Cost of services..............................................       30,092         24,062         19,347
  Selling, general and administrative...........................       67,060         53,296         41,196
  Cost of goods sold............................................        9,884         14,097         14,513
  Depreciation and amortization.................................       33,777         24,692         17,178
                                                                  -------------  -------------  -------------
                                                                      140,813        116,147         92,234
                                                                  -------------  -------------  -------------
Operating (Loss)................................................  $   (36,626)   $    (8,997)   $      (169)
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Pagers in service...............................................      777,400        784,500        652,800
Average monthly revenue per unit................................  $      9.88    $     10.57    $     11.92
Transmitters in service.........................................        1,048          1,018            943
Churn rate per month............................................          3.1%           2.5%           2.6%
Marketing cost per gross customer unit addition.................  $        94    $        50    $        41
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------

    OPERATING REVENUES decreased 3% ($3.0 million) in 1996 primarily as a result of a 27% ($3.8 million) decline in equipment sales. Operating revenues increased 16% ($15.1 million) in 1995, primarily as a result of a 20% increase in the number of pagers in service.

    Average monthly revenue per unit declined 7% to $9.88 in 1996 and 11% to $10.57 in 1995. The decline in average revenue per unit reflects competitive pressures in 1996 and 1995 as well as a shift to lower revenue producing reseller channels in 1995. As a part of the restructuring efforts, American Paging is refocusing its marketing strategy to the higher revenue producing direct distribution channel.

    OPERATING EXPENSES increased 21% ($24.7 million) in 1996 and 26% ($23.9 million) in 1995. Restructuring costs totaled $9.3 million in 1996 and $2.9 million in 1995. Duplicate staffing, employee severance and legal and consulting fees, included in selling, general and administrative expense, totaled $4.0 million in 1996 and $2.1 million in 1995. Write-offs of $5.3 million for obsolete inventory, software and other assets, included in depreciation and amortization expense, were recorded in 1996. During 1995, an $800,000 write-off of assets retired was incurred as a result of the restructuring.

    Operating expenses, excluding restructuring costs, increased 16% ($18.2 million) in 1996 and 23% ($21.0 million) in 1995. Costs of serving the customer base and maintaining systems to provide system reliability and coverage increased 25% ($6.0 million) in 1996 and 24% ($4.7 million) in 1995. Selling, general and administrative expense increased 23% ($11.8 million) in 1996 and 24% ($10.0 million) in 1995. The cost per gross customer addition, excluding customers added through acquisitions, was $94 in 1996 compared to $50 in 1995 and $41 in 1994. The large increase was due to the slow unit growth caused by high employee turnover in the sales function coupled with the increase in sales and marketing costs. Depreciation and amortization charges increased 19% ($4.6 million) in 1996 and 39% ($6.7 million) in 1995, reflecting increased investment in pagers and related equipment. A change in useful lives of pagers and transmitters adopted in 1994 increased depreciation expense by approximately $1.7 million in 1995.

    OPERATING LOSS was $36.6 million in 1996, $9.0 million in 1995 and $200,000 in 1994. Management expects American Paging to have modest success in attracting and retaining new customers and holding down operating expenses. However, management anticipates that American Paging will incur significant operating losses again in 1997.

    BROADBAND PERSONAL COMMUNICATIONS SERVICES TDS manages its broadband personal communications services business through Aerial Communications, Inc. [NASDAQ: AERL], formerly American Portable Telecom, Inc. Aerial's licenses include the Major Trading Areas ("MTAs") of Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus with 27.6 million population equivalents.

    Aerial's focus in 1996 has been the development of its PCS business in its MTAs. This focus will continue until the expected launch of commercial service in early 1997. As of December 31, 1996, a total of 150 microwave paths have been cleared, with an additional 39 paths having agreements with incumbents to be cleared. Management believes that sufficient paths have been cleared to allow service launch in all six markets. Over 600 cell sites have been secured as zoning and installation work continues. The National Operations Center in Tampa is complete. Friendly user (customer) trials are planned to conclude in the first quarter of 1997, with roll-out of commercial service after successful customer trials.

    Upon commencement of commercial operations, Aerial's revenues and expenses will be included in operating income. Management expects to incur significant expenditures for the continued development of PCS activities and start-up operating losses during 1997.

    To finance the development of its business, Aerial completed an initial public offering in 1996 raising $195.3 million. Aerial also negotiated a $200 million vendor financing arrangement for digital radio channel and switching infrastructure equipment. As part of the vendor financing arrangement, Aerial issued 10-year 8.34% Series A Zero Coupon Notes due in 2006 for $100 million of digital radio channel and switching equipment.

INFLATION

    Management believes that inflation affects TDS's business to no greater extent than the general economy.

FINANCIAL RESOURCES

    TDS and its subsidiaries operate relatively capital-intensive businesses. Rapid growth has caused expenditures for construction, expansion and acquisitio programs to exceed internally generated cash flow. Accordingly, TDS has obtained substantial funds from external sources to finance construction of cellular telephone systems, to acquire PCS licenses, to build-out PCS markets and to fund acquisitions. Although the steady internal cash flow from TDS Telecom and increasing internal cash flow from U.S. Cellular have reduced the need for external financing, Aerial's development and construction activities will require substantial additional funds from external sources.

    CASH FLOWS FROM OPERATING ACTIVITIES. TDS is generating substantial internal funds from the rapid growth in customer units and revenues. Operating cash flow (operating income plus depreciation and amortization) increased 19% ($62.2 million) to $385.7 million in 1996, and 24% ($63.2 million) to $323.5 million in 1995. The increases represent primarily cellular telephone operations increases of 48% ($64.0 million) in 1996 and 60% ($49.4 million) in 1995. Cash flows from other operating activities (investment and other income, interest and income tax expense, and changes in working capital and other assets and liabilities) required $90.7 million in 1996, $112.6 million in 1995, and $35.6 million in 1994.

                                                                               YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           1996          1995         1994
                                                                        -----------  ------------  -----------
                                                                                (DOLLARS IN THOUSANDS)
Operating cash flow
  Cellular telephone..................................................  $   196,205  $    132,213  $    82,839
  Telephone...........................................................      192,325       175,594      160,484
  Radio paging........................................................       (2,849)       15,695       17,009
                                                                        -----------  ------------  -----------
                                                                            385,681       323,502      260,332
Other operating activities............................................      (90,687)     (112,626)     (35,646)
                                                                        -----------  ------------  -----------
Cash flows from operating activiites..................................  $   294,994  $    210,876  $   224,686
                                                                        -----------  ------------  -----------
                                                                        -----------  ------------  -----------

    CASH FLOWS FROM FINANCING ACTIVITIES. TDS' long-term strategy is to provide a strong yet flexible financial foundation for each of its principal subsidiaries. Consolidated equity capital (common equity, preferred stock and minority interest) was 68% of total capitalization at December 31, 1996, compared to 73% at December 31, 1994. The change is primarily a result of significant increases in long-term debt at U.S. Cellular and Aerial as well as increases in TDS short-term debt. TDS targets a ratio of equity to total capital in the range of 55% to 65%.

    TDS has used short-term debt to finance its PCS, cellular telephone and radio paging operations, for acquisitions and for general corporate purposes. TDS takes advantage of attractive opportunities to retire short-term debt with the proceeds from long-term debt, equity sales and sales of non-strategic assets.

    In 1996, Aerial received $195.3 million in an initial public offering of Common Shares. In 1995, U.S. Cellular received approximately $221.5 million from the sale of 20-year 6% zero coupon convertible debt and TDS sold $39.2 million of Medium-Term Notes. In 1994, American Paging received $45.6 million in an initial public offering of its Common Shares and TDS sold Common Shares for cash totaling $4.9 million.

    Aerial, U.S. Cellular and TDS Telecom have also used long-term debt to finance their construction and development activities. In 1996, Aerial issued 10-year 8.34% zero coupon notes for $100 million of digital radio channel and switching equipment. U.S. Cellular financed cellular system equipment and construction costs totaling $59.5 million in 1995 and $18.0 million in 1994 under vendor financing arrangements. TDS Telecom telephone subsidiaries borrowed $12.2 million in 1996, $12.0 million in 1995 and $16.8 million in 1994 under the Rural Utility Service and the Rural Telephone Bank long-term federal government loan programs to finance their telephone construction programs.

    CASH FLOWS FROM INVESTING ACTIVITIES. TDS makes substantial investments each year to acquire, construct, operate and maintain modern high-quality communications networks and facilities with the intention of exceeding its customers expectations as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of the Company's networks.

    Cash expenditures for property, plant and equipment additions totaled $550.2 million in 1996, $360.0 million in 1995 and $319.7 million in 1994. In addition, the acquisition and development of broadband and narrowband PCS licenses required $26.5 million in 1996, $326.0 million in 1995 and $31.6 million in 1994. Cash used for acquisitions, excluding cash acquired, totaled $31.0 million in 1996, $53.8 million in 1995 and $37.6 million in 1994. The sale of non-strategic cellular assets and other investments provided $221.5 million in net proceeds in 1996, $197.6 million in 1995 and $6.0 million in 1994.

PROPERTY, PLANT AND EQUIPMENT

    The primary purpose of TDS's construction and expansion program is to provide for significant customer growth, to upgrade service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. In 1996, the Company invested a significant amount of money to develop and construct Aerial's systems. The following table summarizes the Company's investments in its communications networks and related facilities during the past three years.

                                                                               YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                            1996         1995         1994
                                                                        ------------  -----------  -----------
                                                                                (DOLLARS IN THOUSANDS)
Cellular telephone
  Cell sites and equipment............................................  $    133,832  $   150,340  $   128,479
  Switching equipment.................................................         5,713       13,002        4,549
  Systems development.................................................        28,753       10,148        9,886
  Other...............................................................        79,825       37,388       24,250
                                                                        ------------  -----------  -----------
                                                                             248,123      210,878      167,164
                                                                        ------------  -----------  -----------
Telephone
  Central office......................................................        47,208       38,697       46,618
  Outside plant.......................................................        53,130       55,569       52,629
  Other...............................................................        44,102       10,106       16,236
                                                                        ------------  -----------  -----------
                                                                             144,440      104,372      115,483
                                                                        ------------  -----------  -----------
PCS
  Cell sites and equipment............................................       150,386      --           --
  Switching equipment.................................................       123,470      --           --
  Other...............................................................        38,713        8,521      --
                                                                        ------------  -----------  -----------
                                                                             312,569        8,521      --
Less noncash items....................................................      (199,630)     --           --
                                                                        ------------  -----------  -----------
                                                                             112,939        8,521      --
                                                                        ------------  -----------  -----------
Radio paging
  Pagers..............................................................        12,081       15,582       15,641
  Terminals and transmitters..........................................         4,595        6,353       11,056
  Customer Telecare Center............................................        10,216      --           --
  Other...............................................................         5,625        4,592        2,269
                                                                        ------------  -----------  -----------
                                                                              32,517       26,527       28,966
                                                                        ------------  -----------  -----------
Other.................................................................        12,185        9,698        8,088
                                                                        ------------  -----------  -----------
                                                                        $    550,204  $   359,996  $   319,701
                                                                        ------------  -----------  -----------
                                                                        ------------  -----------  -----------

    U.S. Cellular's capital additions include expenditures to add additional cell sites and radio channels to expand coverage and add capacity. U.S. Cellular constructed 242 cell sites in 1996, 292 in 1995 and 225 in 1994. TDS Telecom's capital additions include expenditures for outside plant facilities and upgrades of recently acquired companies for new customer growth and switch modernization. TDS Telecom installed 35 digital switches in 1996, 39 in 1995 and 32 in 1994. Aerial has completed the construction of the five planned switching centers and the central Network Operations Center, cleared over 150 microwave paths and is building over 600 cell sites.

    The Company's expected 1997 property, plant and equipment additions reflect the Company's construction and expansion programs and are anticipated to aggregate approximately $810 million. In addition, Aerial's working capital and operating expenses will require an estimated $255 million.

    - The cellular capital additions budget totals approximately $300 million, including about $258 million for new cell sites and about $30 million for various information systems initiatives.

    - The telephone capital additions budget totals approximately $130 million, including about $56 million for new digital switches and other switching facilities and $56 million for improvements to outside plant facilities.

    - The PCS capital additions budget totals approximately $345 million, including $255 million for switching equipment and $38 million for cell sites. In addition, Aerial's working capital and operating expenses will require an estimated $255 million.

    - The radio paging capital additions are anticipated to total about $35 million, including $15 million for systems and transmitters and $16 million for pagers.

    The Company expects to finance the budgeted additions to property, plant and equipment primarily with internally generated cash, short-term and intermediate-term financing, vendor financing and the sale of minority equity interests in Aerial's MTAs to strategic investors.

ACQUISITIONS

    TDS seeks to acquire cellular telephone and telephone interests which add value to the organization. The table below summarizes interests acquired through purchases and trades at the respective dates of acquisition during the last three years and the aggregate consideration paid, net of cash acquired.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1995       1994
                                                                             ---------  ---------  ---------
Cellular interests acquired
  Population equivalents (millions)........................................         .6        1.6        1.5
  Units....................................................................     17,000     79,000     18,000
Telephone interests acquired
  Companies................................................................          5          5          3
 Access lines..............................................................     33,100     13,500     19,700
Paging units acquired......................................................     --         28,400     37,600
Consideration (millions)
  Cash.....................................................................  $    31.0  $    53.8  $    37.6
  TDS Common Shares........................................................      113.1      127.8      173.7
  TDS Preferred Shares.....................................................     --         --           12.5
  USM Common Shares........................................................     --           12.8        1.4
  Other....................................................................     --         --            1.4
                                                                             ---------  ---------  ---------
    Total Consideration....................................................  $   144.1  $   194.4  $   226.6
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    The Company continually reviews attractive opportunities for the acquisition of additional cellular and telephone companies.

    TDS and U.S. Cellular continue to assess the makeup of cellular holdings in order to maximize the benefits derived from clustering U.S. Cellular's markets. As the number of opportunities for outright acquisitions of cellular interests has decreased and as U.S. Cellular's clusters have grown to realize greater economies of scale, U.S. Cellular's focus has shifted toward exchanges and sales of non-strategic interests.

    In February 1997, U.S. Cellular announced that it had entered into an exchange agreement with BellSouth Corporation, pursuant to which U.S. Cellular will receive controlling interests in twelve contiguous markets adjacent to its Iowa and Wisconsin/Illinois clusters. In exchange, U.S. Cellular will transfer its controlling interests in ten markets, investment interests in 13 markets and pay cash, the amount of which is dependent upon certain factors. U.S. Cellular will receive controlling interests representing approximately 3.9 million population equivalents ("pops") in the transaction, and will divest controlling interests representing approximately 1.9 million pops and investment interests representing 1.4 million pops. The transaction is subject to various regulatory and other approvals.

    U.S. Cellular expects that the completion of this transaction will have a positive effect on its consolidated operations after the transition of operators is complete. The transaction is also expected to significantly reduce investment income immediately after it is completed. Because of the uncertainty of the regulatory approval process, U.S. Cellular cannot estimate when the transaction will be completed.

LIQUIDITY

    The Company anticipates that the aggregate resources required for 1997 will include approximately $810 million for capital spending and $255 million for working capital and operating expenses for Aerial.

    The Company is generating substantial internal funds from the rapid growth in customer units and revenues. Operating cash flow (operating income plus depreciation and amortization), primarily from cellular and telephone operations, increased to $385.7 million in 1996 from $323.5 million in 1995 and $260.3 million in 1994.

    U.S. Cellular plans to finance its construction program primarily with internally generated cash supplemented by short-term and intermediate-term financing. TDS Telecom plans to finance its $130 million construction program using internally generated cash supplemented by long-term financing from federal government programs.

    Aerial plans to finance its construction expenditures and working capital requirements with short-term and intermediate-term financing, vendor financing and sales of minority equity interests in MTAs to strategic investors.

    TDS and its subsidiaries have cash and temporary investments totaling $119.3 million and longer-term investments totaling $32.4 million at December 31, 1996. These investments are primarily the result of telephone operations' internally generated cash. While certain regulated telephone subsidiaries' debt agreements place limits on intercompany dividend payments, these restrictions are not expected to affect the Company's ability to meet its cash obligations.

    TDS and its subsidiaries also have access to a variety of external capital sources. TDS and its subsidiaries had $653 million of bank lines of credit for general corporate purposes at December 31, 1996. Unused amounts of such lines totaled $496 million. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

    TDS has a universal shelf registration statement which may be used from time to time to issue debt securities and/or Common Shares for cash. As of December 31, 1996, $238.4 million remained unused on the universal shelf.

    TDS and U.S. Cellular have shelf registration statements covering the issuance of equity for acquisitions. In addition, the Company has issued Common Shares for acquisitions pursuant to registration statements filed specifically for particular acquisitions.

    In December 1996, the Company authorized the repurchase of up to 3.0 million TDS Common Shares over a period of three years. The Company plans to finance the repurchase program using internally generated funds and borrowings under short-term lines of credit. The Company may use repurchased shares to fund acquisitions and for general corporate purposes. Subject to prevailing market conditions, purchases may be made from time to time through open market purchases or at negotiated prices in private transactions. The actual number of Common Shares which may be repurchased will be subject to the trading price of the Common Shares, the Company's financial position and other factors.

    The Company anticipates requiring additional funding to finance Aerial's expected capital expenditures and working capital requirements, to finance acquisitions and for general corporate purposes. The timing and amount of such funding requirements will depend on the timing of the completion of Aerial's construction and operational plans, the timing of acquisitions, and other relevant factors. There can be no assurance that sufficient funds will be available to the Company on terms or at prices acceptable to the Company. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction, development and acquisition programs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities only when capital requirements, financial market conditions and other factors warrant.

                    PRIVATE SECURITIES LITIGATION REFORM ACT
                    OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

    This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations are forward-looking statements. These statements contain potential risks and uncertainties and, therefore, actual results may differ materially. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

    Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which TDS operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; pending and future litigation; availability of future financing; start-up of PCS operations; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in our markets. Readers should evaluate any statements in light of these important factors.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                     1996          1995         1994
                                                                                 -------------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                AMOUNTS)
OPERATING REVENUES
  Cellular telephone...........................................................  $     707,820  $   492,395  $   332,404
  Telephone....................................................................        402,629      354,841      306,341
  Radio paging.................................................................        104,187      107,150       92,065
                                                                                 -------------  -----------  -----------
                                                                                     1,214,636      954,386      730,810
                                                                                 -------------  -----------  -----------
OPERATING EXPENSES
  Cellular telephone...........................................................        620,454      449,640      315,019
  Telephone....................................................................        299,271      256,601      214,735
  Radio paging.................................................................        140,813      116,147       92,234
                                                                                 -------------  -----------  -----------
                                                                                     1,060,538      822,388      621,988
                                                                                 -------------  -----------  -----------
OPERATING INCOME...............................................................        154,098      131,998      108,822
                                                                                 -------------  -----------  -----------
INVESTMENT AND OTHER INCOME (EXPENSE)
  Interest and dividend income.................................................         15,569       13,024       10,612
  Cellular investment income, net of license cost amortization.................         54,150       40,666       26,018
  PCS development costs........................................................        (43,950)      (7,829)      (1,709)
  Gain on sale of cellular interests and other investments.....................        138,735       86,625        7,457
  Other income (expense), net..................................................          2,726       (2,771)         387
  Minority share of income.....................................................        (26,690)     (25,858)      (9,079)
                                                                                 -------------  -----------  -----------
                                                                                       140,540      103,857       33,686
                                                                                 -------------  -----------  -----------
INCOME BEFORE INTEREST AND INCOME TAXES........................................        294,638      235,855      142,508
Interest expense...............................................................         42,853       50,848       41,251
                                                                                 -------------  -----------  -----------
INCOME BEFORE INCOME TAXES.....................................................        251,785      185,007      101,257
INCOME TAX EXPENSE.............................................................        123,646       81,029       40,713
                                                                                 -------------  -----------  -----------
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE.......................        128,139      103,978       60,544
Cumulative Effect of Accounting Change.........................................       --            --              (723)
                                                                                 -------------  -----------  -----------
NET INCOME.....................................................................        128,139      103,978       59,821
Preferred Dividend Requirement.................................................         (1,846)      (1,934)      (1,809)
                                                                                 -------------  -----------  -----------
NET INCOME AVAILABLE TO COMMON.................................................  $     126,293  $   102,044  $    58,012
                                                                                 -------------  -----------  -----------
                                                                                 -------------  -----------  -----------
WEIGHTED AVERAGE COMMON SHARES (000S)..........................................         60,732       58,356       54,197
EARNINGS PER COMMON SHARE:
  Before Cumulative Effect of Accounting Change................................  $        2.08  $      1.74  $      1.07
  Cumulative Effect of Accounting Change.......................................       --            --              (.01)
                                                                                 -------------  -----------  -----------
  Net Income...................................................................  $        2.08  $      1.74  $      1.06
                                                                                 -------------  -----------  -----------
                                                                                 -------------  -----------  -----------
DIVIDENDS PER COMMON AND SERIES A COMMON SHARE.................................  $         .40  $       .38  $       .36
                                                                                 -------------  -----------  -----------
                                                                                 -------------  -----------  -----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------
                                                                                      1996         1995         1994
                                                                                   -----------  -----------  -----------
                                                                                          (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.....................................................................  $   128,139  $   103,978  $    59,821
  Add (Deduct) adjustments to reconcile net income to net cash provided by operating activities
    Cumulative effect of accounting change.......................................      --           --               723
    Depreciation and amortization................................................      231,583      191,504      151,511
    Deferred taxes...............................................................       75,015       19,602       14,529
    Investment income............................................................      (58,455)     (43,188)     (30,083)
    Minority share of income.....................................................       26,690       25,858        9,079
    Gain on sale of cellular interests and other investments.....................     (138,735)     (86,625)      (7,457)
    Noncash interest expense.....................................................       17,042       12,761           26
    Other noncash expense........................................................       24,022       16,946       15,669
    Change in accounts receivable................................................      (28,687)     (33,346)     (22,401)
    Change in accounts payable...................................................       23,531      (11,630)      31,714
    Change in accrued taxes......................................................       (8,249)       6,252       (4,638)
    Change in other assets and liabilities.......................................        3,098        8,764        6,193
                                                                                   -----------  -----------  -----------
                                                                                       294,994      210,876      224,686
                                                                                   -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings......................................................       15,846      334,323       36,916
  Repayment of long-term debt....................................................      (34,200)     (30,734)     (33,710)
  Change in notes payable........................................................      (27,133)      80,351       92,318
  Proceeds from the issuance of common stock.....................................        5,114        6,921       11,185
  Minority partner capital (distributions) contributions.........................       (4,100)       1,411       12,504
  Redemption of preferred shares.................................................         (605)        (638)          (9)
  Dividends paid.................................................................      (26,231)     (23,972)     (20,906)
  Proceeds from the issuance of subsidiaries' stock..............................      196,205        1,812       45,714
                                                                                   -----------  -----------  -----------
                                                                                       124,896      369,474      144,012
                                                                                   -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment.....................................     (550,204)    (359,996)    (319,701)
  Investments in cellular minority interests and license costs...................      (23,134)     (25,025)     (25,494)
  Distributions from partnerships................................................       25,453        9,062       17,375
  Investments in PCS licenses....................................................      (26,548)    (326,035)     (31,604)
  Proceeds from investment sales.................................................      221,542      197,558        6,000
  Change in other investments....................................................       (2,666)      (3,632)         492
  Acquisitions, excluding cash acquired..........................................      (31,019)     (53,770)     (37,552)
  Change in temporary investments and marketable securities......................      (30,797)      11,871       (9,147)
                                                                                   -----------  -----------  -----------
                                                                                      (417,373)    (549,967)    (399,631)
                                                                                   -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............................        2,517       30,383      (30,933)
CASH AND CASH EQUIVALENTS
  Beginning of period............................................................       55,116       24,733       55,666
                                                                                   -----------  -----------  -----------
  End of period..................................................................  $    57,633  $    55,116  $    24,733
                                                                                   -----------  -----------  -----------
                                                                                   -----------  -----------  -----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      CONSOLIDATED BALANCE SHEETS--ASSETS

                                                                                                    DECEMBER 31,
                                                                                            ----------------------------
                                                                                                1996           1995
                                                                                            -------------  -------------
                                                                                               (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents...............................................................  $      57,633  $      55,116
  Temporary investments...................................................................         61,664         25,735
  Construction funds......................................................................          1,405          1,588
  Accounts receivable
    Due from customers, less allowance of $6,090 and $5,104, respectively.................         97,093         77,148
    Other, principally connecting companies...............................................         84,119         68,196
    Materials and supplies, at average cost...............................................         29,125         20,738
    Other.................................................................................         15,031         12,689
                                                                                            -------------  -------------
                                                                                                  346,070        261,210
                                                                                            -------------  -------------
INVESTMENTS
  Cellular license acquisition costs, net of amortization.................................      1,088,409      1,075,820
  Cellular minority interests.............................................................        206,390        158,559
  Broadband PCS license acquisition costs.................................................        322,420        301,196
  Narrowband PCS license acquisition costs................................................         59,003         55,365
  Franchise and other costs in excess of the underlying book value of subsidiaries, net of
   amortization...........................................................................        181,845        168,608
  Other investments.......................................................................         84,537         87,726
                                                                                            -------------  -------------
                                                                                                1,942,604      1,847,274
                                                                                            -------------  -------------
PROPERTY, PLANT AND EQUIPMENT
  Cellular Telephone
    In service and under construction.....................................................        846,005        674,450
    Less accumulated depreciation.........................................................        195,251        144,423
                                                                                            -------------  -------------
                                                                                                  650,754        530,027
                                                                                            -------------  -------------
  Telephone
    In service and under construction, substantially at original cost.....................      1,301,654      1,099,714
    Less accumulated depreciation.........................................................        527,266        442,699
                                                                                            -------------  -------------
                                                                                                  774,388        657,015
                                                                                            -------------  -------------
  PCS
    Primarily under construction..........................................................        324,703         12,025
    Less accumulated depreciation.........................................................          1,980             47
                                                                                            -------------  -------------
                                                                                                  322,723         11,978
                                                                                            -------------  -------------
  Radio Paging
    In service and under construction.....................................................        113,000        102,385
    Less accumulated depreciation.........................................................         61,528         42,933
                                                                                            -------------  -------------
                                                                                                   51,472         59,452
                                                                                            -------------  -------------
  Other
    In service and under construction.....................................................         74,906         75,910
    Less accumulated depreciation.........................................................         45,354         40,972
                                                                                            -------------  -------------
                                                                                                   29,552         34,938
                                                                                            -------------  -------------
                                                                                                1,828,889      1,293,410
                                                                                            -------------  -------------
OTHER ASSETS AND DEFERRED CHARGES.........................................................         83,406         67,188
                                                                                            -------------  -------------
                                                                                            $   4,200,969  $   3,469,082
                                                                                            -------------  -------------
                                                                                            -------------  -------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

      CONSOLIDATED BALANCE SHEETS -- LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                    DECEMBER 31,
                                                                                            ----------------------------
                                                                                                1996           1995
                                                                                            -------------  -------------
                                                                                               (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES
  Current portion of long-term debt and preferred shares..................................  $      38,197  $      49,233
  Notes payable...........................................................................        160,537        184,320
  Accounts payable........................................................................        205,427        113,995
  Advance billings and customer deposits..................................................         32,434         27,706
  Accrued interest........................................................................         11,777         11,573
  Accrued taxes...........................................................................          3,194         11,415
  Other...................................................................................         57,701         29,482
                                                                                            -------------  -------------
                                                                                                  509,267        427,724
                                                                                            -------------  -------------
DEFERRED LIABILITIES AND CREDITS
  Net deferred income tax liability.......................................................        183,792        103,206
  Postretirement benefits obligation other than pensions..................................         11,451         12,146
  Other...................................................................................         19,663         22,943
                                                                                            -------------  -------------
                                                                                                  214,906        138,295
                                                                                            -------------  -------------
LONG-TERM DEBT, excluding current portion.................................................        982,232        858,857
                                                                                            -------------  -------------
REDEEMABLE PREFERRED SHARES, excluding current portion....................................            280          1,587
                                                                                            -------------  -------------
MINORITY INTEREST in subsidiaries.........................................................        432,343        328,544
NONREDEEMABLE PREFERRED SHARES............................................................         29,000         29,710
                                                                                            -------------  -------------
COMMON STOCKHOLDERS' EQUITY
  Common Shares, par value $1 per share; authorized 100,000,000 shares; issued and
   outstanding 54,237,180 and 51,137,426 shares, respectively.............................         54,237         51,137
  Series A Common Shares, par value $1 per share; authorized 25,000,000 shares; issued and
   outstanding 6,916,546 and 6,893,101 shares, respectively...............................          6,917          6,893
  Common Shares issuable, 30,977 and 31,431 shares, respectively..........................          1,461          1,496
  Capital in excess of par value..........................................................      1,661,093      1,417,513
  Retained earnings.......................................................................        309,233        207,326
                                                                                            -------------  -------------
                                                                                                2,032,941      1,684,365
                                                                                            -------------  -------------
                                                                                            $   4,200,969  $   3,469,082
                                                                                            -------------  -------------
                                                                                            -------------  -------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                                                      YEAR ENDED DECEMBER 31,
                                                                            -------------------------------------------
                                                                                1996           1995           1994
                                                                            -------------  -------------  -------------
                                                                                      (DOLLARS IN THOUSANDS)
COMMON SHARES
  Balance beginning of period.............................................  $      51,137  $      47,938  $      43,504
  Add
    Acquisitions..........................................................          2,649          2,960          4,041
    Dividend reinvestment, incentive and benefit plans....................            100            186            175
    Sales of Common Shares................................................       --             --                  100
    Conversion of Preferred Shares........................................            348             41            116
    Conversion of Series A Common Shares..................................              3             12              2
                                                                            -------------  -------------  -------------
  Balance end of period...................................................  $      54,237  $      51,137  $      47,938
                                                                            -------------  -------------  -------------
SERIES A COMMON SHARES
  Balance beginning of period.............................................  $       6,893  $       6,887  $       6,881
  Add (Deduct)
    Dividend reinvestment plan............................................             27             18              8
    Conversion to Common Shares...........................................             (3)           (12)            (2)
                                                                            -------------  -------------  -------------
  Balance end of period...................................................  $       6,917  $       6,893  $       6,887
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------
COMMON SHARES ISSUABLE
  Balance beginning of period.............................................  $       1,496  $       1,995  $      15,189
  Add (Deduct)
    Acquisitions..........................................................            464       --                1,995
    Shares issued pursuant to acquisition agreements......................           (499)          (499)       (15,189)
                                                                            -------------  -------------  -------------
  Balance end of period...................................................  $       1,461  $       1,496  $       1,995
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------
CAPITAL IN EXCESS OF PAR VALUE
  Balance beginning of period.............................................  $   1,417,513  $   1,288,453  $   1,069,022
  Add (Deduct)
    Acquisitions..........................................................        111,305        125,886        182,812
    Dividend reinvestment, incentive and benefit plans....................          4,487          6,994          6,667
    Sales of Common Shares................................................       --             --                4,924
    Capital stock expense.................................................            (25)          (124)           (53)
    Conversion of Preferred Shares........................................          4,254         (3,127)         1,324
    Gain on sale of subsidiary stock......................................        123,246            714         21,184
    Net unrealized gain (loss) on marketable equity securities............            142         (2,090)         2,100
    Income tax effects of capital stock transactions......................            171            807            473
                                                                            -------------  -------------  -------------
  Balance end of period...................................................  $   1,661,093  $   1,417,513  $   1,288,453
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------
RETAINED EARNINGS
  Balance beginning of period.............................................  $     207,326  $     127,765  $      89,689
  Add net income..........................................................        128,139        103,978         59,821
                                                                            -------------  -------------  -------------
                                                                                  335,465        231,743        149,510
                                                                            -------------  -------------  -------------
  Deduct
    Dividends
      Common and Series A Common Shares...................................         24,274         21,910         19,287
      Preferred Shares....................................................          1,958          2,507          2,458
                                                                            -------------  -------------  -------------
                                                                                   26,232         24,417         21,745
                                                                            -------------  -------------  -------------
  Balance end of period...................................................  $     309,233  $     207,326  $     127,765
                                                                            -------------  -------------  -------------
                                                                            -------------  -------------  -------------

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

    NATURE OF OPERATIONS

    TDS is a diversified telecommunications company which, at December 31, 1996, provided high-quality telecommunications services to approximately 2.3 million cellular telephone, telephone and radio paging customers in 37 states and the District of Columbia. The Company conducts substantially all of its cellular operations through its 80.6%-owned subsidiary, United States Cellular Corporation [AMEX:USM], its telephone operations through its wholly owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"), and its radio paging operations through its 82.3%-owned subsidiary, American Paging, Inc. [AMEX:APP]. The Company is developing its personal communications services ("PCS") operations through its 82.8%-owned subsidiary Aerial Communications, Inc. [NASDAQ:AERL] (formerly American Portable Telecom, Inc.). PCS development costs for each of the three years ended December 31, 1996 are set forth in the Consolidated Statements of Income. See Note 14-Business Segment Information for summary financial information on each business segment.

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

    CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

    Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as temporary investments. Temporary investments are stated at cost, which approximates market. Those investments with original maturities of more than 12 months are classified as marketable securities and are stated at amortized cost.

    INVESTMENTS

    Cellular license acquisition costs consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses or minority interests which have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering, and consulting services; amounts incurred by TDS in acquiring these interests; and goodwill. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization amounted to $28.5 million, $27.8 million and $24.2 million in 1996, 1995 and 1994, respectively. Accumulated amortization of cellular license costs was $112.2 million and $90.6 million at December 31, 1996 and 1995, respectively. Included in cellular license costs is approximately $322 million and $363 million at December 31, 1996 and 1995, respectively, of goodwill which resulted from various acquisitions structured to be tax-free.

    Investments in cellular minority interests consist of amounts invested in cellular entities in which TDS holds a minority interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, for its long-term investments ($196.0 million and $146.1 million at December 31, 1996 and 1995, respectively). Income and losses from these entities are reflected in the consolidated income statements on a pretax basis. At December 31, 1996, the cumulative share of income from minority cellular investments accounted for under the equity method was $184.3 million, of which $94.7 million was undistributed. The cost method of accounting is followed for certain minority interests managed by others ($10.4 million and $12.5 million at December 31, 1996 and 1995, respectively).

    Broadband and Narrowband PCS license acquisition costs consist of costs incurred in acquiring PCS licenses ($341.8 million) and capitalized interest ($39.6 million). These costs will be amortized through charges to expense upon commencement of operations.

    Telephone franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, are not being amortized. Costs aggregating $204.9 million and $186.9 million at December 31, 1996 and 1995, respectively, relating to acquisitions since November 1, 1970, are being amortized on a straight-line basis over a 40-year period. Amortization amounted to $4.9 million, $4.4 million and $3.3 million in 1996, 1995 and 1994, respectively. Accumulated amortization of excess cost was $29.6 million and $24.7 million at December 31, 1996 and 1995, respectively. Included in excess cost is approximately $143 million and $142 million at December 31, 1996 and 1995, respectively, of goodwill which resulted from various acquisitions structured to be tax-free.

    Other investments consist of the following:

                                                                                             DECEMBER 31,
                                                                                         --------------------
                                                                                           1996       1995
                                                                                         ---------  ---------
                                                                                             (DOLLARS IN
                                                                                              THOUSANDS)
Minority telephone and paging interests................................................  $  20,989  $  30,422
Long-term notes receivable.............................................................     14,974     16,419
Rural Telephone Bank Stock, at cost....................................................      6,639      6,350
Marketable equity securities...........................................................      2,673        346
Marketable non-equity securities.......................................................     29,735     24,871
Other..................................................................................      9,527      9,318
                                                                                         ---------  ---------
                                                                                         $  84,537  $  87,726
                                                                                         ---------  ---------
                                                                                         ---------  ---------

    The equity method of accounting is followed for minority telephone and paging interests in which TDS holds common stock ownership of at least 20% or can influence the policies of the affiliated company. At December 31, 1996, the cumulative share of income from minority telephone and paging investments accounted for under the equity method was $4.1 million, of which $2.2 million was undistributed.

    The Company's investment in debt securities with original maturities of more than 12 months are classified as marketable non-equity securities and held-to-maturity. They are stated at amortized cost.

    Information regarding the Company's marketable nonequity securities is summarized below.

                                                                                             DECEMBER 31,
                                                                                         --------------------
                                                                                           1996       1995
                                                                                         ---------  ---------
                                                                                             (DOLLARS IN
                                                                                              THOUSANDS)
Held-to-Maturity
  U.S. Treasury and other U.S. government corporations and agencies
    Aggregate Fair Value
      Current..........................................................................  $  46,622  $  12,293
      Noncurrent.......................................................................     29,882     25,200
    Amortized Cost Basis
      Current..........................................................................     46,603     12,337
      Noncurrent.......................................................................     29,735     24,871
    Gross Unrealized
      Holding Gains....................................................................        175        343
    Gross Unrealized...................................................................
      Holding Losses...................................................................  $       8  $      58
                                                                                         ---------  ---------
                                                                                         ---------  ---------

    The noncurrent investments have contractual maturities of more than one to five years at December 31, 1996. No sales or transfers of securities classified as held-to-maturity occurred during 1996.

    REVENUE RECOGNITION

    TDS's revenues are recognized when earned. Telephone network access and long-distance services are furnished jointly with other companies, primarily AT&T and the Bell Operating Companies. Compensation for interstate access services is based on tariffed access charges to interstate long-distance carriers as filed by the National Exchange Carrier Association with the FCC on behalf of TDS. Such compensation amounted to 32%, 33% and 31% of telephone revenues in 1996, 1995 and 1994, respectively. Compensation for intrastate toll and access services is based on tariffed access charges, cost separation studies, nationwide average schedules or special settlement arrangements with intrastate long-distance carriers. Network access and long-distance revenues based on cost separation studies represent estimates pending completion and acceptance of final cost studies. Management believes that recorded amounts represent reasonable estimates of the final amounts.

    ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising costs totaled $29.8 million, $17.2 million and $13.7 million for the years ended December 31, 1996, 1995 and 1994, respectively.

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

    Preferred dividend requirements include all dividends paid on Preferred Shares which are not dilutive common stock equivalents. For the year ended December 31, 1996, the preferred dividend requirement on all outstanding Preferred Shares was $1.8 million.

    SUPPLEMENTAL CASH FLOW DISCLOSURES

    Following are supplemental cash flow disclosures for interest and income taxes paid, acquisitions and certain noncash transactions.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1995       1994
                                                                             ---------  ---------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Interest paid..............................................................  $  76,062  $  49,414  $  39,904
Income taxes paid..........................................................     67,907     60,515     27,644
Common Shares issued by TDS for conversion of TDS Preferred Shares.........      4,602        948      1,714
Increase in PCS network equipment and prepaid infrastructure costs through
 the issuance of long-term debt............................................    100,000     --         --
Additions to property, plant and equipment financed through accounts
 payable and accrued expenses..............................................  $  87,109  $   3,943  $  (9,958)
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    TDS has acquired operating telephone and paging companies, certain cellular licenses and operating companies and certain other assets since January 1, 1994. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed, and Common Shares and Preferred Shares issued:

                                                                              YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                          1996          1995          1994
                                                                      ------------  ------------  ------------
                                                                               (DOLLARS IN THOUSANDS)
Property, plant and equipment.......................................  $     55,692  $     56,132  $     47,400
Cellular licenses...................................................        95,447       129,510       169,845
Franchise and other costs...........................................        17,679        25,657        41,692
Minority interest...................................................        (1,109)       (1,941)         (259)
Increase (decrease) in equity method investment in cellular
 interests..........................................................        (3,641)          977       (15,586)
Long-term debt......................................................       (22,979)       (9,254)      (21,571)
Deferred credits....................................................        (6,205)         (538)       (6,225)
Other assets and liabilities, excluding cash and cash equivalents...         9,297        (6,143)        9,808
Common Shares issued and issuable...................................      (113,128)     (127,836)     (173,658)
Preferred Shares issued.............................................       --            --            (12,500)
USM Common Shares issued and issuable...............................           (34)      (12,794)       (1,394)
                                                                      ------------  ------------  ------------
Decrease in cash due to acquisitions................................  $     31,019  $     53,770  $     37,552
                                                                      ------------  ------------  ------------
                                                                      ------------  ------------  ------------

NOTE 2

    INCOME TAXES

    TDS files a consolidated federal income tax return. Income tax provisions charged to net income before the cumulative effect of an accounting change are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------
                                                                              1996        1995       1994
                                                                           -----------  ---------  ---------
                                                                                (DOLLARS IN THOUSANDS)
Current:
  Federal................................................................  $    31,356  $  44,690  $  20,921
  State..................................................................       17,275     16,736      4,873
Deferred:
  Federal................................................................       67,040     19,253     13,440
  State..................................................................       10,072      2,386      2,963
Amortization of deferred investment tax credits..........................       (2,097)    (2,036)    (1,484)
                                                                           -----------  ---------  ---------
Total income tax expense.................................................  $   123,646  $  81,029  $  40,713
                                                                           -----------  ---------  ---------
                                                                           -----------  ---------  ---------

    Investment tax credits resulting from investments in telephone plant and equipment have been deferred and are being amortized over the service lives of the related property.

    The statutory federal income tax rate is reconciled to TDS's effective income tax rate before the cumulative effect of an accounting change below.

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
Statutory federal income tax rate................................................       35.0%      35.0%      35.0%
State income taxes, net of federal benefit.......................................        8.3        6.9        5.1
Amortization of license acquisition costs and costs in excess of book value......        1.7        2.4        3.5
Acquisition-related tax basis adjustment.........................................     --         --           (2.7)
Dividend exclusion...............................................................     --            (.1)      (1.8)
Amortization of deferred investment tax credits..................................        (.8)      (1.0)      (1.5)
Effects of corporations not included in consolidated federal tax return..........        1.7        2.1        1.4
Sale of cellular interests.......................................................        4.9     --         --
Other differences, net...........................................................       (1.7)      (1.5)       1.2
                                                                                   ---------  ---------  ---------
Effective income tax rate........................................................       49.1%      43.8%      40.2%
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The increase in the 1996 effective tax rate reflects additional income tax expense due to tax gains in excess of book gains associated with the sale of certain cellular interests. The lower 1994 rate reflects deferred income taxes provided on the book/tax basis difference related to certain telephone acquisitions and certain income excluded due to the dividend exclusion rules.

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

    The Company's current net deferred tax assets totaled $2.7 million and $3.2 million as of December 31, 1996 and 1995, respectively. The net current deferred tax asset primarily represents the deferred tax effects of unearned revenues.

    The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1996 and 1995, are as follows:

                                                                                            DECEMBER 31,
                                                                                      ------------------------
                                                                                         1996         1995
                                                                                      -----------  -----------
                                                                                       (DOLLARS IN THOUSANDS)
Deferred Tax Asset:
  Alternative minimum tax credit carryforward.......................................  $    10,433  $    10,316
  State operating loss carryforwards................................................       17,055       10,537
  Postretirement benefits...........................................................        4,819        4,502
  Other.............................................................................       15,059        9,075
                                                                                      -----------  -----------
                                                                                           47,366       34,430
Less valuation allowance............................................................      (16,891)     (10,061)
                                                                                      -----------  -----------
Net Deferred Tax Asset..............................................................       30,475       24,369
                                                                                      -----------  -----------
Deferred Tax Liability:
  Property, plant and equipment.....................................................       86,056       83,131
  Partnership investments...........................................................       26,965       20,047
  Investment in equity securities...................................................       40,540        2,572
  Minority share of USM income......................................................       (7,122)      (1,500)
  Effects of corporations not included in consolidated federal tax return...........        3,945        3,642
  Licenses..........................................................................       38,656       16,001
  Other.............................................................................       25,227        3,682
                                                                                      -----------  -----------
Total Deferred Tax Liability........................................................      214,267      127,575
                                                                                      -----------  -----------
  Net Deferred Income Tax Liability.................................................  $   183,792  $   103,206
                                                                                      -----------  -----------
                                                                                      -----------  -----------

    At December 31, 1996, TDS had $10.4 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years. In addition, TDS had $267.7 million of state net operating loss carryforward at December 31, 1996, expiring between 1996 and 2010, which generated a $17.1 million deferred tax asset. A valuation allowance was established for the state operating loss carryforwards since it is more likely than not that a portion will expire before such carryforwards can be utilized.

    TDS's telephone subsidiaries have recorded additional deferred income tax liabilities related primarily to temporary differences not deferred under rate-making policy. A corresponding regulatory asset or liability has been established to offset these deferred income tax adjustments. The unamortized regulated asset and liability balances are $4.3 million and $4.5 million, respectively, as of December 31, 1996, and $5.0 million and $5.8 million, respectively, as of December 31, 1995. These amounts are being amortized over the lives of the related temporary differences.

NOTE 3

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost.

    Telephone plant in service and under construction is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction ("AFUDC"). The composite weighted average AFUDC rates were 7.3%, 9.3% and 10.4% in 1996, 1995 and 1994, respectively.

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

    AERL capitalizes interest ($1.2 million in 1996) on certain work in process expenditures. When the assets are placed in service, they will be depreciated over their respective useful lives.

    Certain costs relating to the development of computer software for internal use are capitalized and are amortized over the estimated five-year life of the software.

    Depreciation is provided for book purposes using the straight-line method. Composite depreciation rates, as applied to the average cost of depreciable property, are as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------
                                                                                      1996         1995         1994
                                                                                   -----------  -----------  -----------
Cellular Telephone...............................................................       10.4%        10.0%        10.5%
Telephone........................................................................        7.2          7.1          7.5
PCS..............................................................................       20.2          2.2        --
Radio Paging.....................................................................       27.9         22.1         23.1
Other............................................................................       15.9         10.0         12.8
                                                                                         ---          ---          ---
                                                                                         ---          ---          ---

NOTE 4

    ACQUISITIONS AND SALES

    During 1996, 1995 and 1994, TDS and its subsidiaries completed the following business combinations:

                                                                                          CONSIDERATION
                                                                                  -----------------------------
                                                                                                 TDS AND USM
                                                                                                COMMON STOCK,
                                                                                  CASH, NOTES   TDS PREFERRED
                                                                                      AND        SHARES, AND
                                                                                   LONG-TERM      SUBSIDIARY
                                                                                     DEBT      PREFERRED STOCK
                                                                                  -----------  ----------------
                                                                                     (DOLLARS IN THOUSANDS)
Acquisitions During 1996
  Cellular interests............................................................   $  13,596     $     42,499
  Majority interests in five telephone companies................................      17,423           70,663
Acquisitions During 1995
  Cellular interests............................................................   $  41,885     $     94,542
  Majority interests in five telephone companies................................         250           46,087
  Paging interests..............................................................       5,656          --
Acquisitions During 1994
  Cellular interests............................................................   $  29,599     $    110,732
  Majority interests in three telephone companies...............................       7,386           71,945
  Paging interest...............................................................       4,875            4,875
                                                                                  -----------  ----------------
                                                                                  -----------  ----------------

    Assuming that these acquisitions had taken place on January 1, 1995, unaudited pro forma results of operations from continuing operations would have been as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------
                                                                                      1996           1995
                                                                                  -------------  -------------
                                                                                     (DOLLARS IN THOUSANDS,
                                                                                   EXCEPT PER SHARE AMOUNTS)
Operating revenues..............................................................  $   1,229,053  $   1,013,326
Net income......................................................................        129,199        105,926
Earnings per share..............................................................  $        2.08  $        1.69
                                                                                  -------------  -------------
                                                                                  -------------  -------------

    SALES OF CELLULAR AND OTHER INVESTMENTS

    The $138.7 million gain in 1996 reflects the sales of non-strategic cellular and other investments. USM sold its majority interests in eight markets and minority interests in two other markets, received cash from the settlement of two separate legal matters and received cash in an exchange of markets with another cellular operator. AERL sold its majority interests in two markets. These transactions, along with the sales of certain other investments by TDS, generated net cash proceeds of $221.5 million.

    The $86.6 million gain in 1995 reflects the sales and exchanges of non-strategic cellular and other investments. USM sold its majority interests in six markets and its minority interests in six markets during 1995. These sales, along with the sales of marketable equity securities and certain other investments by TDS, generated net cash proceeds of $197.6 million.

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

NOTE 5

    NOTES PAYABLE

    TDS has used short-term debt to finance its investments in PCS, cellular telephone and radio paging operations, for acquisitions, and for general corporate purposes. Long-term debt and equity financing from time to time have retired such short-term debt. Proceeds from an AERL initial public offering retired $131.2 million of short-term debt in 1996. (See Note 7-Sale of Stock by Subsidiaries.) Proceeds from the sales of non-strategic cellular and other investments from time to time in 1996 and 1995 have been used to retire short-term debt. Proceeds from a USM convertible debt offering retired $131.4 million of short-term debt in 1995. Proceeds from an APP initial public offering and TDS's sales of Common Shares retired $21.2 million of short-term debt in 1994.

    TDS and its subsidiaries had $678.4 million of bank lines of credit for general corporate purposes at December 31, 1996, $653.4 million of which were committed. Unused amounts of such lines totaled $521.0 million, $496.0 million of which were committed. These line-of-credit agreements provide for borrowings at negotiated rates up to the prime rate.

    Information concerning notes payable is shown in the table below:

                                                                                     DECEMBER 31,
                                                                         -------------------------------------
                                                                            1996         1995         1994
                                                                         -----------  -----------  -----------
                                                                                (DOLLARS IN THOUSANDS)
Balance at end of period...............................................  $   160,537  $   184,320  $    98,608
Weighted average interest rate at end of period........................          6.0%         6.3%         6.5%
Maximum amount outstanding during the period...........................  $   204,140  $   184,320  $   106,077
Average amount outstanding during the period (1).......................  $   112,341  $   139,671  $    50,499
Weighted average interest rate during the period (1)...................          5.8%         6.4%         5.2%
                                                                         -----------  -----------  -----------
                                                                         -----------  -----------  -----------

------------

(1) The average was computed based on month-end balances.

NOTE 6

    LONG-TERM DEBT

    Long-term debt as of December 31, 1996 and 1995 is as follows:

                                                                                           DECEMBER 31,
                                                                                    --------------------------
                                                                                        1996          1995
                                                                                    ------------  ------------
                                                                                      (DOLLARS IN THOUSANDS)
Telephone and Data Systems, Inc. (Parent)
  Medium-term notes, 8% to 10%, due through 2025..................................  $    239,200  $    239,200
  Purchase contracts and other long-term notes 8% to 9.6%, due through 2003.......         3,175         3,676
                                                                                    ------------  ------------
                                                                                         242,375       242,876
  Less current portion............................................................           232           418
                                                                                    ------------  ------------
Total parent debt.................................................................       242,143       242,458
                                                                                    ------------  ------------
Subsidiaries
  RUS, RTB and FFB Mortgage Notes, due through 2031
    0% to 2%......................................................................        24,859        26,350
    4% to 6%......................................................................       178,499       172,231
    6.04% to 9%...................................................................       103,800        84,464
    9.5% to 11%...................................................................         1,213         1,233
                                                                                    ------------  ------------
                                                                                         308,371       284,278
                                                                                    ------------  ------------
  6% zero coupon convertible debentures, matures June 15, 2015....................       745,000       745,000
  Unamortized discount............................................................      (494,893)     (509,250)
                                                                                    ------------  ------------
                                                                                         250,107       235,750
                                                                                    ------------  ------------
  Vendor financing, approximating 90-day Commercial Paper Rate plus 1.4% due
   through 2002...................................................................       103,654       119,998
                                                                                    ------------  ------------
  8.34% zero coupon notes, matures November 1, 2006...............................       226,245       --
  Unamortized discount............................................................      (122,502)      --
                                                                                    ------------  ------------
                                                                                         103,743       --
                                                                                    ------------  ------------
  Other long-term notes, 0% to 12.6%, due through 2009............................        10,601        11,682
                                                                                    ------------  ------------
                                                                                         776,476       651,708
  Less current portion............................................................        36,387        35,309
                                                                                    ------------  ------------
Total subsidiaries' debt..........................................................       740,089       616,399
                                                                                    ------------  ------------
Total long-term debt..............................................................  $    982,232  $    858,857
                                                                                    ------------  ------------
                                                                                    ------------  ------------

    The Company sold $39.2 million of senior unsecured debt securities in 1995 under its Medium-Term Note Program. The proceeds were used principally to retire short-term debt, as well as for working capital and general corporate purposes.

    The mortgage notes issued under certain loan agreements with the Rural Utilities Service ("RUS"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2031. Substantially all telephone plant is pledged under RUS and RTB mortgage notes and various other obligations of the telephone subsidiaries.

    USM sold $745 million principal amount at maturity of 20-year zero coupon 6% yield to maturity convertible redeemable debt in June 1995 with proceeds to the Company of $221.5 million. No debt has been converted as of December 31, 1996.

    USM has financing arrangements with an equipment vendor for cellular system equipment and construction costs. The borrowings are collateralized by a secured interest in some or all of the assets of USM's operating subsidiaries. Borrowings have terms of seven years at an interest rate of 1.4% over the 90-day Commercial Paper Rate (for a rate of 7.03% at December 31, 1996).

    AERL sold $226 million principle amount at maturity of 10-year zero coupon 8.34% yield to maturity debt in November 1996 at an issue price of $100 million. The proceeds were paid to AERL's equipment vendor in satisfaction of all outstanding and future obligations up to $100 million. The notes are fully and unconditionally guaranteed by TDS.

    The annual requirements for principal payments on long-term debt are approximately $36.6 million, $39.3 million, $36.8 million, $31.8 million and $27.9 million for the years 1997 through 2001, respectively.

NOTE 7

    MINORITY INTEREST IN SUBSIDIARIES

    The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

                                                                                            DECEMBER 31,
                                                                                      ------------------------
                                                                                         1996         1995
                                                                                      -----------  -----------
                                                                                       (DOLLARS IN THOUSANDS)
USM
  USM shareholders'.................................................................  $   285,835  $   259,719
  USM subsidiaries' partners'.......................................................       48,715       45,303
                                                                                      -----------  -----------
                                                                                          334,550      305,022
TDS Telecom telephone subsidiaries'.................................................       21,810       17,108
AERL shareholders'..................................................................       75,897      --
APP shareholders'...................................................................      --             6,280
Other...............................................................................           86          134
                                                                                      -----------  -----------
                                                                                      $   432,343  $   328,544
                                                                                      -----------  -----------
                                                                                      -----------  -----------

    SALE OF STOCK BY SUBSIDIARIES

    USM issued Common Shares during 1996, 1995 and 1994 in connection with acquisitions and employee stock purchase plans. AERL issued 12.3 million Common Shares in an initial public offering (at a price of $17 per share) in 1996. The initial public offering reduced TDS's ownership percentage from 100% to 82.8%. APP issued Common Shares during 1996 and 1995 in connection with employee stock purchase plans, and in 1994 issued 3.5 million Common Shares in an initial public offering (at a price of $14 per share). The initial public offering reduced TDS's ownership percentage from 100% to 82.5%. The USM, AERL and APP Common Share transactions were recorded at fair market values which were either less than or in excess of TDS's book value investment in USM, AERL and APP. TDS adjusted its book value investment as a result of these issues and increased capital in excess of par value $123.2 million, $714,000 and $21.2 million in 1996, 1995 and 1994, respectively.

NOTE 8

    PREFERRED SHARES

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

    REDEEMABLE PREFERRED SHARES

    Redeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares with mandatory redemption features or which are redeemable at the option of the holder. At December 31, 1996, 18,581 shares of Redeemable Preferred Shares were outstanding, redeemable at $100 per share. All other dividends are payable in cash.

    The annual requirements for redemption of Redeemable Preferred Shares are $1.6 million, $103,000, $100,000 and $77,000 for the years 1997 through 2000, respectively.

    The following is a schedule of the Redeemable Preferred Shares' activity.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1995       1994
                                                                             ---------  ---------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Balance, beginning of period...............................................  $  15,093  $  25,001  $  27,367
Add:
  Stock dividends..........................................................        113        546        839
Less:
  Redemption of preferred..................................................     (9,456)    (9,608)    (1,005)
  Conversion of preferred..................................................     (3,872)    --         (1,000)
  Expiration of redemption feature.........................................        (20)      (839)    (1,200)
  Change in redemption feature.............................................     --             (7)    --
                                                                             ---------  ---------  ---------
                                                                                 1,858     15,093     25,001
Less current portion.......................................................      1,578     13,506     11,792
                                                                             ---------  ---------  ---------
Balance, end of period.....................................................  $     280  $   1,587  $  13,209
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    NONREDEEMABLE PREFERRED SHARES

    Nonredeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares which have no mandatory redemption features. At December 31, 1996, 290,002 shares of Nonredeemable Preferred Shares were outstanding. Outstanding Nonredeemable Preferred Shares are generally redeemable at the option of TDS at $100 per share, plus accrued and unpaid dividends. At December 31, 1996, certain series of Preferred Shares are convertible into TDS Common Shares. (See Note 9 -- Convertible Preferred Shares)

    The following is a schedule of the Nonredeemable Preferred Shares activity.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1995       1994
                                                                             ---------  ---------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Balance, beginning of period...............................................  $  29,710  $  29,819  $  16,833
Add:
  Acquisitions.............................................................     --         --         12,500
  Reclassification from Redeemable Preferred Shares........................         20        839      1,200
Less:
  Conversion of preferred..................................................       (730)      (948)      (714)
                                                                             ---------  ---------  ---------
Balance, end of period.....................................................  $  29,000  $  29,710  $  29,819
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

NOTE 9

    COMMON STOCK ACQUISITIONS

    During 1996, 1995 and 1994, TDS issued 2.6 million, 3.0 million and 4.0 million Common Shares, respectively, for the acquisition of cellular and telephone interests.

    COMMON SHARES ISSUABLE

    Certain acquisition agreements require TDS to deliver 20,497 and 10,480 Common Shares in 1997 and 1998, respectively.

    DIVIDEND REINVESTMENT, INCENTIVE AND BENEFIT PLANS

    The following table summarizes Common and Series A Common Shares issued for the employee stock ownership plans and dividend reinvestment plans described below.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1995       1994
                                                                             ---------  ---------  ---------
Common Shares
  Tax-deferred savings plan................................................     36,269     40,624     30,764
  Dividend reinvestment plan...............................................     28,827    105,001     85,754
  Employee stock options, awards, stock appreciation rights and employee
   stock purchase plan.....................................................     35,273     40,025     59,278
                                                                             ---------  ---------  ---------
                                                                               100,369    185,650    175,796
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Series A Common Shares
  Dividend reinvestment plan...............................................     26,445     17,855      7,783
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    TAX-DEFERRED SAVINGS PLAN. TDS has reserved 110,965 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares, AERL Common Shares, APP Common Shares or five nonaffiliated funds.

    DIVIDEND REINVESTMENT PLANS. TDS has reserved 486,015 Common Shares for issue under the Automatic Dividend Reinvestment and Stock Purchase Plan and 192,254 Series A Common Shares for issue under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in newly issued Common Shares and holders of Series A Common Shares to reinvest cash dividends in newly issued Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

    STOCK-BASED COMPENSATION PLANS

    TDS has reserved 1,316,196 Common Shares for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options and stock appreciation rights for the officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 1997 to 2006 or the date of the employee's termination of employment, if earlier.

    TDS accounts for stock options, stock appreciation rights ("SARS") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARS, measured on the difference between the year-end market price of the Common Shares and SAR prices, was $263,000, $408,000 and $218,000 in 1996, 1995 and 1994,
respectively. Had compensation cost for all plans been determined consistent with Financial Accounting Standards Board Statement of Accounting Standards ("SFAS") No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      ------------------------
                                                                                         1996         1995
                                                                                      -----------  -----------
                                                                                       (DOLLARS IN THOUSANDS,
                                                                                          EXCEPT PER SHARE
                                                                                              AMOUNTS)
Net Income
  As Reported.......................................................................  $   126,139  $   103,978
  Pro Forma.........................................................................  $   126,495  $   103,316
Earnings per Common Share
  As Reported.......................................................................  $      2.08  $      1.74
  Pro Forma.........................................................................  $      2.05  $      1.73
                                                                                      -----------  -----------
                                                                                      -----------  -----------

    Because SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    A summary of the status of the Company's stock option plans at December 31, 1996, 1995 and 1994 and changes during the years ended is presented in the table and narrative below:

                                                                                      WEIGHTED      WEIGHTED
                                                                         NUMBER OF     AVERAGE       AVERAGE
                                                                          SHARES    OPTION PRICES  FAIR VALUES
                                                                         ---------  -------------  -----------
Stock Options:
Outstanding January 1, 1994 (107,661 exercisable)......................    302,685    $   15.35
  Granted..............................................................    221,275    $   47.59
  Exercised............................................................    (25,876)   $    5.30
  Cancelled............................................................    (12,487)   $   27.47
                                                                         ---------
Outstanding December 31, 1994 (172,689 exercisable)....................    485,597    $   30.25
  Granted..............................................................     59,995    $   38.67     $   14.84
  Exercised............................................................    (26,101)   $    5.52
  Cancelled............................................................     (3,046)   $   43.32
                                                                         ---------
Outstanding December 31, 1995 (240,160 exercisable)....................    516,445    $   32.47
  Granted..............................................................     89,228    $   41.00     $   13.30
  Exercised............................................................    (11,025)   $   13.10
  Cancelled............................................................     (3,210)   $   39.89
                                                                         ---------
Outstanding December 31, 1996 (405,996 exercisable)....................    591,438    $   34.08
                                                                         ---------  -------------  -----------
                                                                         ---------  -------------  -----------

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.6% and 6.6%; expected dividend yields of 1.0% and 1.0%; expected lives of 5.1 years and 6.9 years and expected volatility of 20.5% and 25.0%.

    Stock appreciation rights allow the grantee to receive an amount in cash or Common Shares, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. The following table summarizes the SARs outstanding at $4.43 to $36.60 per share. These rights expire March 1997, or the date of the employee's termination of employment, if earlier. The fair value of each stock appreciation right grant is estimated on the date of grant using the Black-

Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.2% and 5.5%; expected dividend yields of 1.0% and 1.0%; expected lives of 0.2 years and 0.7 years; and expected volatility of 18.4% and 20.2%.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                  1996       1995       1994
                                                                                ---------  ---------  ---------
Outstanding beginning of period...............................................     16,034     12,096      9,100
  Granted.....................................................................      5,923      8,174      7,796
  Exercised...................................................................    (11,887)    (4,236)    (4,800)
                                                                                ---------  ---------  ---------
Outstanding end of period.....................................................     10,070     16,034     12,096
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

    Employee Stock Purchase Plan. TDS has reserved 201,638 Common Shares for sale to the employees of TDS and its subsidiaries. The fair value of the employees' purchase rights is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants rights in 1996: risk-free interest rate of 5.6%; expected dividend yield of 1.0%; expected life of 0.5 year; and expected volatility of 15.3%.

    CONVERTIBLE PREFERRED SHARES

    TDS convertible Preferred Shares are convertible into 933,838 Common Shares (See Note 8 -- Nonredeemable Preferred Shares). TDS issued 347,707, 40,734 and 115,542 Common Shares in 1996, 1995 and 1994, respectively, for shares of TDS and subsidiary preferred stock converted.

    SERIES A COMMON SHARES

    The holders of Common Shares and the outstanding Preferred Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,916,546 Common Shares for possible issuance upon such conversion.

    COMMON SHARE REPURCHASE PROGRAM

    In December 1996, the Company authorized the repurchase of up to 3.0 million TDS Common Shares over a period of three years. The Company plans to finance the repurchase program using internally generated funds and borrowings under short-term lines of credit. The Company may use repurchased shares to fund acquisitions and for general corporate purposes. Subject to prevailing market conditions, purchases may be made from time to time through open market purchases or at negotiated prices in private transactions. The actual number of Common Shares which may be repurchased will be subject to the trading price of the Common Shares, the Company's financial position and other factors.

NOTE 10

    COMMITMENTS AND CONTINGENCIES
     CONSTRUCTION AND EXPANSION

    The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade telephone service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. The cellular capital additions budget totals approximately $300 million for 1997, including about $258 million for new cell sites and $30 million for various information systems initiatives. The telephone capital additions budget totals approximately $130 million for 1997, including about $56 million for new digital switches and other switching facilities and $56 million for improvements to outside plant facilities. The PCS capital additions budget totals approximately $345 million for 1997, including $255 million for switching equipment and $38 million for cell sites. The radio paging capital additions are anticipated to total approximately $35 million in 1997, including $15 million for systems and transmitters and $16 million for pagers.

    PENDING ACQUISITIONS

    At December 31, 1996, TDS has entered into definitive agreements to acquire a controlling interest in one cellular market and one telephone company for an aggregate consideration of approximately $39.8 million, primarily cash and TDS Common Shares.

    LEASE COMMITMENTS

    TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 1996, 1995 and 1994, rent expense for term leases was $20.9 million, $13.6 million and $10.4 million, respectively, and rent expense under cancelable and short-term leases was $7.6 million, $7.5 million and $6.5 million, respectively. At December 31, 1996, the aggregate minimum rental commitments under noncancelable operating leases were as follows:

                                                                                             MINIMUM FUTURE
                                                                                            RENTAL PAYMENTS
                                                                                          --------------------
                                                                                              (DOLLARS IN
                                                                                               THOUSANDS)
1997....................................................................................       $   21,917
1998....................................................................................           19,428
1999....................................................................................           17,353
2000....................................................................................           15,348
2001....................................................................................           13,367
Thereafter..............................................................................       $   56,028
                                                                                                 --------
                                                                                                 --------

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

NOTE 11

    RESTRICTION ON COMMON STOCK DIVIDENDS

    Under TDS's loan agreements at December 31, 1996, all of the consolidated retained earnings were available for the payment of cash dividends on shares of TDS common stock.

    Certain regulated telephone subsidiaries may not transfer funds to the parent in the form of cash dividends, loans or advances until certain financial requirements of their mortgages have been met. All of the $326.6 million underlying retained earnings of all TDS subsidiaries at December 31, 1996, was available for the payment of dividends on the subsidiaries common stock. Of the $2.7 billion underlying net assets of the TDS subsidiaries at December 31, 1996, $2.1 billion was available for transfer to TDS.

NOTE 12

    INVESTMENTS IN UNCONSOLIDATED ENTITIES

    The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited results of operations of the cellular and telephone companies in which TDS's investments are accounted for by the equity method.

                                                                                          DECEMBER 31,
                                                                                  ----------------------------
                                                                                      1996           1995
                                                                                  -------------  -------------
                                                                                     (DOLLARS IN THOUSANDS)
Assets
  Current assets................................................................  $     324,780  $     266,967
  Due from affiliates...........................................................          6,232         24,765
  Property and other............................................................      1,121,676        937,609
                                                                                  -------------  -------------
                                                                                  $   1,452,688  $   1,229,341
                                                                                  -------------  -------------
                                                                                  -------------  -------------
Liabilities and Equity
  Current liabilities...........................................................  $     277,743  $     240,480
  Due to affiliates.............................................................         21,020         31,501
  Deferred credits..............................................................          3,380          5,766
  Long-term debt................................................................         41,591         40,220
  Partners' capital and stockholders' equity....................................      1,108,954        911,374
                                                                                  -------------  -------------
                                                                                  $   1,452,688  $   1,229,341
                                                                                  -------------  -------------
                                                                                  -------------  -------------

                                                                             YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------
                                                                        1996           1995           1994
                                                                    -------------  -------------  ------------
                                                                              (DOLLARS IN THOUSANDS)
Results of Operations
  Revenues........................................................  $   1,394,781  $   1,173,559  $    892,530
  Costs and expenses..............................................       (958,257)      (808,008)     (652,918)
  Other income....................................................          8,558          8,249         7,952
  Interest expense................................................         (6,306)        (6,414)       (5,650)
  Income taxes....................................................         (3,530)        (4,670)       (1,824)
  Extraordinary item..............................................         (2,211)      --             --
                                                                    -------------  -------------  ------------
  Net income......................................................  $     433,035  $     362,716  $    240,090
                                                                    -------------  -------------  ------------
                                                                    -------------  -------------  ------------

NOTE 13

    EMPLOYEE BENEFIT PLANS

    PENSION PLAN

    The Company sponsors two qualified noncontributory defined contribution pension plans. One plan (the "TDS Plan") provides benefits for the employees of TDS, TDS Telecom and substantially all of the telephone company subsidiaries. (Employees of certain telephone subsidiaries are covered under other pension plans or receive direct pension payments.) The other plan provides pension benefits for USM and AERL employees. Under these plans, pension costs are calculated separately for each participant and are funded currently. TDS also sponsors an unfunded non-qualified deferred compensation plan to supplement the benefits under these plans to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

    Total pension costs were $4.6 million, $4.6 million and $4.8 million in 1996, 1995 and 1994, respectively.

    OTHER POSTRETIREMENT BENEFITS

    The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS and its telephone subsidiaries. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate. An amount not to exceed 25% of the total contribution to the TDS Plan will be contributed to fund the cost of the medical benefits annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation described above. The Company will limit overall contributions to the aggregate accruals recorded by its subsidiaries. The Company's postretirement medical and life insurance plans are currently underfunded. Total contributions to fund postretirement medical and life insurance plans were $2.2 million, $3.1 million and $1.1 million in 1996, 1995 and 1994, respectively.

    The following table sets forth the plans' funded status reconciled with the amount shown in the Company's consolidated balance sheet at December 31, 1996:

                                                                                LIFE
                                                                              INSURANCE    HEALTH
                                                                                PLAN      CARE PLAN    TOTAL
                                                                             -----------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees.................................................................   $   1,725   $   3,144  $   4,869
  Fully eligible active plan participants..................................         522       2,123      2,645
  Other active plan participants...........................................         939       9,328     10,267
                                                                             -----------  ---------  ---------
                                                                                  3,186      14,595     17,781
Plan assets at fair value..................................................       1,305       8,954     10,259
                                                                             -----------  ---------  ---------
Accumulated postretirement benefit obligation in excess of plan assets.....       1,881       5,641      7,522
Unrecognized prior service cost............................................         (68)       (649)      (717)
Unrecognized net gain from past experience different from that assumed and
 from changes in assumptions...............................................          46       4,600      4,646
                                                                             -----------  ---------  ---------
Accrued postretirement benefit cost at December 31, 1996...................   $   1,859   $   9,592  $  11,451
                                                                             -----------  ---------  ---------
                                                                             -----------  ---------  ---------

    Net postretirement cost for 1996, 1995 and 1994 includes the following components:

                                                                                          DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Service cost...................................................................  $     796  $     588  $     810
Interest cost on accumulated postretirement benefit obligation.................      1,125      1,082      1,116
Actual return on plan assets...................................................       (753)      (656)    --
Net amortization and deferral..................................................         99        204       (224)
                                                                                 ---------  ---------  ---------
Net postretirement cost........................................................  $   1,267  $   1,218  $   1,702
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

    For measurement purposes, a 10.2% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease over seven years to 6.1% and to remain at 6.1% thereafter. The assumed rates of compensation increases and return on plan assets were 5.0% and 8.0%, respectively. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $2.7 million and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $419,000.

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

NOTE 14

    BUSINESS SEGMENT INFORMATION

    TDS's businesses are classified into four principal segments: Cellular Telephone, Telephone, PCS and Radio Paging operations.

                                                                            YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------
                                                                      1996           1995           1994
                                                                  -------------  -------------  -------------
                                                                            (DOLLARS IN THOUSANDS)
Revenues
  Cellular......................................................  $     707,820  $     492,395  $     332,404
  Telephone.....................................................        402,629        354,841        306,341
  Paging........................................................        104,187        107,150         92,065
                                                                  -------------  -------------  -------------
    Total.......................................................  $   1,214,636  $     954,386  $     730,810
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Operating Income (Loss)
  Cellular......................................................  $      87,366  $      42,755  $      17,385
  Telephone.....................................................        103,358         98,240         91,606
  Paging........................................................        (36,626)        (8,997)          (169)
                                                                  -------------  -------------  -------------
    Total.......................................................  $     154,098  $     131,998  $     108,822
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Depreciation and Amortization Expense
  Cellular......................................................  $     108,839  $      89,458  $      65,454
  Telephone.....................................................         88,967         77,354         68,879
  Paging........................................................         33,777         24,692         17,178
                                                                  -------------  -------------  -------------
    Total.......................................................  $     231,583  $     191,504  $     151,511
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Identifiable Assets
  Cellular......................................................  $   2,116,592  $   1,890,621  $   1,584,142
  Telephone.....................................................      1,181,084      1,058,241        984,563
  PCS...........................................................        638,412        318,265         20,473
  Paging........................................................        153,374        159,170        146,107
  Parent and Other..............................................        111,507         42,785         54,842
                                                                  -------------  -------------  -------------
    Total.......................................................  $   4,200,969  $   3,469,082  $   2,790,127
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------
Capital Expenditures
  Cellular......................................................  $     248,123  $     210,878  $     167,164
  Telephone.....................................................        144,440        104,372        115,483
  PCS...........................................................        112,939          8,521       --
  Paging........................................................         32,517         26,527         28,966
  Parent and Other..............................................         12,185          9,698          8,088
                                                                  -------------  -------------  -------------
    Total.......................................................  $     550,204  $     359,996  $     319,701
                                                                  -------------  -------------  -------------
                                                                  -------------  -------------  -------------

NOTE 15

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying amounts of Cash and Cash Equivalents, Temporary Investments and Short-term Debt approximate fair value due to the short-term nature of these instruments.

    The carrying value and estimated fair value of the Company's long-term debt was $1.0 billion and $969.5 million, respectively, at December 31, 1996, and $894.6 million and $932.6 million, respectively, at December 31, 1995. The fair value was estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The decrease in estimated fair value in 1996 was due to a change in the incremental borrowing rate related to RUS, RTB and FFB Mortgage Notes.

    At December 31, 1996 and 1995, the carrying value of the Company's Redeemable Preferred Shares, $1.9 million, and $15.1 million, respectively, was approximately equal to its fair value. The fair value was estimated using discounted cash flow analysis based on the Company's current dividend yield on issues of its non-convertible preferred shares and, for convertible series, the net present value of the common stock to be issued upon conversion (valued at quoted market prices).

    It was not practicable to estimate the fair value of the Company's cost method investments in other companies because of the lack of quoted market prices. The carrying amounts at December 31, 1996 and 1995 represent the original cost of the investments, which management believes is not impaired.

NOTE 16

    SUBSEQUENT EVENT

    Exchange of Markets with Another Cellular Operator. In February 1997, USM entered into an exchange agreement with BellSouth Corporation pursuant to which USM will receive controlling interests in twelve contiguous markets adjacent to its Iowa and Wisconsin/Illinois clusters. In exchange, USM will divest its controlling interests in ten markets and investment interests in 13 markets and cash. USM will receive controlling interests representing approximately 3.9 million pops in the transaction, and will divest controlling interests representing approximately 1.9 million pops and investment interests representing approximately 1.4 million pops. The transaction is subject to various regulatory and other approvals.

    STANDBY LETTER OF CREDIT

    The Company has entered into a standby letter of credit agreement effective July 20, 1994 with a financial institution. This standby letter of credit, which will not exceed $9.0 million, provides supplemental security in support of a bank loan to an entity minority-owned by the Company. In the event of default under the minority-owned entity's bank loan agreement, the bank may call upon the Company's standby letter of credit to satisfy any amounts still due under this loan agreement.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                    YEAR ENDED OR AT DECEMBER 31,
                                              -------------------------------------------------------------------------
                                                  1996           1995           1994           1993           1992
                                              -------------  -------------  -------------  -------------  -------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues..........................  $   1,214,636  $     954,386  $     730,810  $     557,795  $     432,740
Operating Income............................        154,098        131,998        108,822         69,733         54,065
Net Income Before Extraordinary Item and
 Cumulative Effect of Accounting Changes....        128,139        103,978         60,544         33,896         38,520
Extraordinary Item..........................             --             --             --             --           (769)
Cumulative Effect of Accounting Changes.....             --             --           (723)            --         (6,866)
Net Income..................................        128,139        103,978         59,821         33,896         30,885
Net Income Available to Common..............  $     126,293  $     102,044  $      58,012  $      31,510  $      28,648
Weighted Average Common Shares (000s).......         60,732         58,356         54,197         47,266         39,074
Earnings per Common Share:
  Before Extraordinary Item and Cumulative
   Effect of Accounting Changes.............  $        2.08  $        1.74  $        1.07  $         .67  $         .91
  Extraordinary Item........................             --             --             --             --           (.02)
  Cumulative Effect of Accounting Changes...             --             --           (.01)            --           (.17)
  Net Income................................  $        2.08  $        1.74  $        1.06  $         .67  $         .72
Pretax Profit on Revenues...................           20.7%          19.4%          13.9%          10.8%          15.8%
Effective Income Tax Rate (Before
 Extraordinary Item and Cumulative Effect of
 Accounting Changes)........................           49.1%          43.8%          40.2%          43.9%          43.6%
Dividends per Common and Series A Common
 Share......................................  $         .40  $         .38  $         .36  $         .34  $         .32

Cash and Cash Equivalents and Temporary
 Investments................................  $     119,297  $      80,851  $      44,566  $      73,385  $      58,145
Working Capital.............................       (163,197)      (166,514)      (160,266)        16,025        (20,864)
Property, Plant and Equipment (Net).........      1,828,889      1,293,410      1,063,656        846,089        695,623
Total Assets................................      4,200,969      3,469,082      2,790,127      2,259,182      1,696,486
Notes Payable...............................        160,537        184,320         98,608          6,309         46,816
Long-term Debt (including current
 portion)...................................      1,018,851        894,584        562,164        537,566        426,885
Redeemable Preferred Shares (including
 current portion)...........................          1,858         15,093         25,001         27,367         27,967
Common Stockholders' Equity.................      2,032,941      1,684,365      1,473,038      1,224,285        877,419
Construction Expenditures...................  $     550,204  $     359,996  $     319,701  $     200,984  $     146,963
Current Ratio...............................             .7             .6             .5            1.1             .9
Common Equity per Share.....................  $       33.23  $       29.01  $       26.85  $       24.15  $       21.27
Return on Equity............................            6.8%           6.5%           4.4%           3.0%           4.8%
                                              -------------  -------------  -------------  -------------  -------------
                                              -------------  -------------  -------------  -------------  -------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

OF TELEPHONE AND DATA SYSTEMS, INC.:

    We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (an Iowa corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois

January 29, 1997

(except with respect to the matter discussed in

Note 16, as to which the date is February 4, 1997)

             CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                                                     QUARTER ENDED
                                                                 ------------------------------------------------------
                                                                  MARCH 31      JUNE 30    SEPTEMBER 30    DECEMBER 31
                                                                 -----------  -----------  -------------  -------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Operating Revenues.............................................  $   263,387  $   298,951   $   315,924    $   336,374
Operating Income...............................................       30,957       49,081        41,263         32,797
Gain on Sale of Cellular and Other Investments.................       41,758       86,494         7,797          2,686
Net Income.....................................................       33,689       59,692        22,669         12,089
Net Income Available to Common.................................       33,267       59,450        22,200         11,606
  Net Income Available to Common -- Operations.................       12,959       18,969        19,271         10,852
  Net Income Available to Common -- Gains......................  $    20,308  $    40,481   $     2,929    $       754
Weighted Average Common Shares (000s)..........................       59,393       61,259        61,321         61,305
Earnings per Common Share......................................  $       .56  $       .97   $       .36    $       .19
  Earnings per Common Share -- Operations......................          .22          .31           .31            .18
  Earnings per Common Share -- Gains...........................  $       .34  $       .66   $       .05    $       .01

1995
Operating Revenues.............................................  $   209,975  $   232,091   $   256,508    $   255,812
Operating Income...............................................       29,156       33,825        40,560         28,457
Gain on Sale of Cellular and Other Investments.................       19,488       16,886        43,375          6,876
Net Income.....................................................       23,193       22,580        42,596         15,609
Net Income Available to Common.................................       22,701       22,086        42,338         15,100
  Net Income Available to Common -- Operations.................       13,908       12,185        21,256         14,227
  Net Income Available to Common -- Gains......................  $     8,793  $     9,901   $    21,082    $       873
Weighted Average Common Shares (000s)..........................       57,292       58,508        59,038         58,741
Earnings per Common Share......................................  $       .39  $       .38   $       .72    $       .26
  Earnings per Common Share -- Operations......................          .24          .21           .36            .24
  Earnings per Common Share -- Gains...........................  $       .15  $       .17   $       .36    $       .02

Note: Certain 1996 quarterly amounts were reclassified for current period presentation.

Net Income Available to Common for 1996 and 1995 included significant gains from the sales of cellular and other investments. The table above summarizes the effect of the gains on Net Income Available to Common and Earnings per Common Share.

Management believes there exists a seasonality at USM in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

In the first part of 1997, AERL is expected to begin commercial service which will result in AERL's revenue and expenses being included in operating income. Operating income is expected to decrease significantly in 1997 as a result of the commencement of PCS operations.

                           SHAREHOLDERS' INFORMATION

TDS STOCK AND DIVIDEND INFORMATION

    TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of February 28, 1997, TDS Common Shares were held by 4,274 record owners and the Series A Common Shares were held by 99 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.40 and $.38 per Common and Series A Common Share during 1996 and 1995, respectively.

    The Common Shares of United States Cellular Corporation, an 80.6%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu." The Common Shares of American Paging, Inc., an 82.3%-owned subsidiary of TDS, are also listed on the AMEX under the symbol "APP" and in the newspapers as "AmPaging." The Common Shares of Aerial Communications, Inc., an 82.8%-owned subsidiary of TDS are listed on the NASDAQ National Market under the symbol "AERL" and in the newspapers as "AerialComm."

MARKET PRICE PER COMMON SHARE BY QUARTER

    TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows:

                                                                         1ST        2ND        3RD        4TH
                                                                      ---------  ---------  ---------  ---------
1996
  High..............................................................  $   48.75      48.88      45.63      40.50
  Low...............................................................  $   39.00      43.38      37.75      34.75
  Dividends Paid....................................................  $     .10        .10        .10        .10


                                                                         1ST        2ND        3RD        4TH
                                                                      ---------  ---------  ---------  ---------
1995
  High..............................................................  $   46.38      39.38      42.88      43.25
  Low...............................................................  $   36.13      36.00      36.38      35.63
  Dividends Paid....................................................  $    .095       .095       .095       .095