Form 10-K, Exhibit 13
period 1997-12-31
TELEPHONE & DATA SYSTEMS INC
filed 1998-03-27
CIK 96966

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    Telephone and Data Systems, Inc. ("TDS" or the "Company") provides high-quality telecommunications services to approximately 3.2 million cellular telephone, telephone, personal communications services ("PCS") telephone and radio paging customer units in 37 states and the District of Columbia.

    The accompanying financial statements present the results of operations of the Company's primary businesses: United States Cellular Corporation ("U.S. Cellular"), an 81%-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"), a wholly owned subsidiary, Aerial Communications, Inc. ("Aerial"), an 83%-owned subsidiary, and American Paging, Inc. ("American Paging"), an 82%-owned subsidiary. See "Proposed Corporate Restructuring" and "Combination of American Paging and TSR Paging."

    TDS's long-term business development strategy is to expand its operations through internal growth and acquisitions, and to explore and develop telecommunications businesses that management believes utilize TDS's expertise in customer-based telecommunications.

1997 OVERVIEW

    TDS reported a net loss available to common and earnings per share--diluted of $11.4 million, or $.19 per share, in 1997 compared to net income available to common of $126.2 million, or $2.07 per share, in 1996 and $101.5 million, or $1.74 per share, in 1995. Net income available to common from U.S. Cellular and TDS Telecom increased 45% in 1997 and 23% in 1996. The excellent growth at U.S. Cellular and steady growth at TDS Telecom in 1997 was overshadowed by large start-up losses at Aerial due to the costs associated with the launch of service in all six PCS markets. Net income included significant gains on the sale of cellular interests and other investments in 1996 and 1995.

    The table below summarizes the effects of the business units and gains (along with the related impact of income taxes and minority interest) on net income (loss) available to common and earnings per share--diluted.

                                                                                YEAR ENDED DECEMBER 31,
                                                                            -------------------------------
                                                                              1997       1996       1995
                                                                            ---------  ---------  ---------
                                                                             (DOLLARS IN MILLIONS, EXCEPT
                                                                                  PER SHARE AMOUNTS)
NET INCOME (LOSS) AVAILABLE TO COMMON
  U.S. Cellular and TDS Telecom...........................................  $   135.1  $    93.4  $    75.7
  Aerial..................................................................     (129.4)     (15.3)      (6.7)
  American Paging.........................................................      (33.0)     (16.4)      (8.1)
  Gains...................................................................       15.9       64.5       40.6
                                                                            ---------  ---------  ---------
                                                                            $   (11.4) $   126.2  $   101.5
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------
EARNINGS PER SHARE--DILUTED
  U.S. Cellular and TDS Telecom...........................................  $    2.25  $    1.54  $    1.30
  Aerial..................................................................      (2.15)      (.25)      (.11)
  American Paging.........................................................       (.55)      (.27)      (.14)
  Gains...................................................................        .26       1.05        .69
                                                                            ---------  ---------  ---------
                                                                            $    (.19) $    2.07  $    1.74
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

    U.S. Cellular continued its outstanding growth during 1997. Customer units increased by 637,000 units, or 59% (442,000 units, or 41%, excluding customers added through acquisitions), to 1.7 million customer units, following a 363,000 unit, or 51%, increase in 1996. The increase in customer units drove a 29% increase in revenues, a 33% increase in cash flow and a 48% increase in operating income. Capital expenditures to add cell sites, expand coverage and add capacity totaled $318.7 million and expenditures for acquisitions totaled $128.8 million.

    TDS Telecom continued to provide steady growth in revenues and cash flow. Telephone access lines increased 6% resulting in a 12% increase in operating revenues and a 3% increase in cash flow. Operating income decreased 4% as TDS Telecom incurred additional expenses related to the development and marketing of its new business ventures, an Internet access provider, a structured wiring business and a competitive local exchange company ("CLEC"). TDS Telecom's investment in outside plant facilities and new digital switches to maintain and enhance the quality of service and offer new revenue opportunities totaled $151.5 million.

    Aerial launched service in all of its markets prior to the end of the second quarter. A total of 125,000 net customers were added by the end of 1997. Service was launched across its markets with approximately 600 cell sites in place, which provided wide-area metropolitan coverage in its Major Trading Areas ("MTAs"). By the end of 1997, it had 1,044 cell sites in service and had extended coverage to approximately 80% of the population in its MTAs.

    Aerial's operating results reflect the high cost of launching service. Revenues totaled $56.0 million, operating cash flow, a negative $157.5 million and operating loss totaled $196.6 million. Aerial's investment in property and equipment, including network design and equipment, site acquisition and information systems totaled $274.7 million in 1997.

RESULTS OF OPERATIONS

    OPERATING REVENUES increased 25% ($291.7 million) during 1997 and 25% ($237.5 million) during 1996 primarily as a result of growth at U.S. Cellular and TDS Telecom in 1997 and 1996 as well as the start-up of PCS operations at Aerial in 1997.

    U.S. Cellular revenues increased $196.9 million in 1997 and $199.8 million in 1996 on 59% and 51% increases in customer units and 13% and 31% increases in inbound roaming revenues, respectively. TDS Telecom revenues increased $48.6 million in 1997 and $40.8 million in 1996 as a result of recovery of increased costs of providing long-distance services, internal access line growth, acquisitions and increased network usage. Aerial revenues totaled $56.0 million since start-up of operations in mid-1997. American Paging revenues decreased $9.8 million in 1997 and $3.0 million in 1996 reflecting competitive pricing declines.

    U.S. Cellular contributed 60% of consolidated revenue in 1997, up from 51% in 1995 reflecting revenue growth rates substantially higher than the other business units. TDS Telecom and American Paging contributed 30% and 6% of consolidated revenue in 1997 and 38% and 11% in 1995, respectively. Aerial contributed 4% of consolidated revenue in 1997.

    OPERATING EXPENSES rose 44% ($448.8 million) in 1997 and 27% ($216.1 million) in 1996. The increase in expenses includes Aerial's expenses subsequent to the launch of service in 1997 as well as added expenses from the growth in operations at U.S. Cellular and TDS Telecom in 1997 and 1996.

    PCS operating expenses totaled $252.5 million in 1997 reflecting the costs of operating Aerial's network, marketing, selling and advertising and promotion expenses, cost of equipment sold, customer service expenses as well as general and administrative expenses. U.S. Cellular operating expenses increased $154.7 million during 1997 and $155.1 million during 1996 due to the effects of additional marketing and selling expenses to add new customers as well as the costs of providing services to the larger customer base. TDS Telecom operating expenses increased $52.7 million during 1997 and $36.3 million during 1996 due to growth in internal operations, the development and start-up of new business ventures and the effects of acquisitions. American Paging operating expenses decreased $11.1 million in 1997 and increased $24.7 million in 1996.

    OPERATING INCOME declined to a negative $3.7 million in 1997 from $153.4 million in 1996 reflecting strong growth at U.S. Cellular offset by Aeriel's costs of launching service. Operating income increased to $153.4 million in 1996 from $132.0 million in 1995 reflecting growth in operations at U.S. Cellular, offset somewhat by increased losses at American Paging. U.S. Cellular's operating income increased 48% ($42.2 million) in 1997 and 104% ($44.6 million) in 1996 reflecting the increase in customers and revenues. U.S. Cellular's operating margin has increased steadily to 14.8% in 1997 from 12.8% in 1996 and 8.9% in 1995. TDS Telecom's operating income decreased $4.1 million in 1997 and increased $4.5 million in 1996. The decrease in TDS Telecom's operating income was primarily due to operating losses from new business ventures. TDS Telecom's operating margin continued its decline to 22.2% in 1997 from 26.0% in 1996 and 27.7% in 1995 due primarily to the development of new business ventures which have lower margins than traditional telephone operations as well as earnings pressures on telephone operations from regulatory agencies and long-distance providers. Aerial's operating loss totaled $196.6 million in 1997, reflecting the costs associated with launching service in all six markets. American Paging's operating loss decreased $1.3 million in 1997 and increased $27.6 million in 1996.

                                                                           YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                                        1997         1996         1995
                                                                    ------------  -----------  -----------
                                                                            (DOLLARS IN THOUSANDS)
Operating Income (Loss)
  U.S. Cellular...................................................  $    129,543  $    87,366  $    42,755
  TDS Telecom.....................................................        98,613      102,708       98,240
  Aerial..........................................................      (196,551)     --           --
  American Paging.................................................       (35,307)     (36,626)      (8,997)
                                                                    ------------  -----------  -----------
                                                                    $     (3,702) $   153,448  $   131,998
                                                                    ------------  -----------  -----------
                                                                    ------------  -----------  -----------

    Management expects Aerial to generate significant losses in 1998 as it continues to build its customer base. Upon completion of a December 1997 agreement between TDS and TSR Paging, Inc. to combine their respective paging businesses, TDS will follow the equity method of accounting for its 30% interest in the new combined company and will report these results as a component of Investment and Other Income. This combination is expected to be completed in the first half of 1998. See "Combination of American Paging and TSR Paging."

    INVESTMENT AND OTHER INCOME (EXPENSE) totaled $114.0 million in 1997, $141.2 million in 1996 and $103.9 million in 1995. Investment and other income (expense) includes interest and dividend income, cellular investment income, gain on sale of cellular interests and other investments, PCS development costs and minority share of income.

    CELLULAR INVESTMENT INCOME, the Company's share of income of cellular markets in which the Company has a minority interest and follows the equity method of accounting, increased 42% ($22.8 million) in 1997 and 35% ($14.1 million) in 1996. Cellular investment income is net of amortization of license costs relating to these minority interests. Cellular investment income is expected to decrease in 1998 as a result of the transfer of certain minority interests to BellSouth Corporation ("BellSouth") in the fourth quarter of 1997 and the pending transfer of certain other minority interests to AirTouch Communications, Inc. in 1998. See "Financial Resources--Acquisitions, Trades and Sales."

    GAIN ON SALE OF CELLULAR INTERESTS AND OTHER INVESTMENTS totaled $41.4 million in 1997, $138.7 million in 1996 and $86.6 million in 1995. TDS and U.S. Cellular continue to assess the makeup of cellular holdings in order to maximize the benefits derived from clustering markets. Certain markets, identified as non-strategic, were sold or traded in the past few years resulting in the recognition of gains.

    PCS DEVELOPMENT COSTS totaled $21.6 million in 1997, $43.9 million in 1996 and $7.8 million in 1995. Expenses incurred by Aerial prior to the launch of operations in March 1997 to recruit an experienced management team, develop and execute a business plan, raise capital and design and construct its PCS networks were recorded in Other Income (Expense). Revenues and expenses incurred subsequent to the launch of service have been included as a component of operating income.

    MINORITY SHARE OF INCOME includes the minority shareholders' share of U.S. Cellular's, Aerial's and American Paging's net income or loss, the minority partners' share of U.S. Cellular's operating markets net income or loss and other minority shareholders' and partners' share of subsidiaries' net income or loss. The change in 1997 is primarily related to the increased losses of Aerial allocated to its minority shareholders. Minority shareholders of American Paging are not allocated losses in 1997 as American Paging's shareholders' equity is negative.

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                         1997        1996        1995
                                                                      ----------  ----------  ----------
                                                                            (DOLLARS IN THOUSANDS)
Minority Share of (Income) Loss
  U.S. Cellular
    Minority Shareholders' Share....................................  $  (21,264) $  (25,179) $  (19,046)
    Minority Partners' Share........................................     (12,298)    (13,743)     (7,902)
                                                                      ----------  ----------  ----------
                                                                         (33,562)    (38,922)    (26,948)
    Aerial..........................................................      43,038       4,944      --
    American Paging.................................................      --           6,368       2,781
    Telephone Subsidiaries and Other................................      (2,663)        920      (1,691)
                                                                      ----------  ----------  ----------
                                                                      $    6,813  $  (26,690) $  (25,858)
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    INTEREST EXPENSE increased 113% ($48.4 million) in 1997 and decreased 16% ($8.0 million) in 1996. Interest expense increased in 1997 due to increased interest expense from larger short-term debt balances ($19.6 million), a smaller amount of capitalized interest ($16.6 million), additional interest expense from U.S. Cellular's sale of debt in 1997 and Aerial's zero coupon notes issued in late 1996 ($11.7 million). Interest expense decreased in 1996 because of increased capitalized interest ($14.4 million) which offset additional interest from U.S. Cellular's sale of convertible debt in 1995 ($6.0 million).

    TDS and Aerial capitalized interest totaling $11.0 million in 1997, $27.6 million in 1996 and $13.2 million in 1995 on expenditures for PCS licenses and construction costs. The Company stops capitalizing interest on qualifying assets when those assets are placed in service.

    MINORITY INTEREST IN INCOME OF SUBSIDIARY TRUST totaled $1.5 million in 1997. In November 1997, TDS Capital I, a subsidiary trust (the "Trust") of TDS, issued 6,000,000 of its 8.5% Company-Obligated Mandatorily Redeemable Preferred Securities (the "Preferred Securities") at $25 per Preferred Security. The sole asset of TDS Capital I is $154.6 million principal amount of TDS's 8.5% Subordinated Debentures due December 31, 2037.

    INCOME TAX EXPENSE decreased $95.1 million in 1997 to $28.6 million and increased $42.6 million to $123.6 million in 1996, reflecting primarily the changes in pretax income.

    NET INCOME (LOSS) AVAILABLE TO COMMON was ($11.4 million) in 1997, $126.2 million in 1996 and $101.5 million in 1995. EARNINGS PER COMMON SHARE--DILUTED was ($.19) in 1997, $2.07 in 1996 and $1.74 in 1995.

CELLULAR TELEPHONE OPERATIONS

    TDS provides cellular telephone service through U.S. Cellular. Results of operations include 1,710,000 customer units at the end of 1997 compared to 1,073,000 customer units at the end of 1996 and 710,000 customer units at the end of 1995.

                                                                       YEAR ENDED OR AT DECEMBER 31,
                                                                   -------------------------------------
                                                                      1997         1996         1995
                                                                   -----------  -----------  -----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                             CUSTOMER AMOUNTS)
Operating Revenues
  Local retail...................................................  $   568,578  $   414,815  $   277,439
  Inbound roaming................................................      217,499      193,278      148,020
  Long-distance and Other........................................       90,888       71,975       54,857
                                                                   -----------  -----------  -----------
                                                                       876,965      680,068      480,316
                                                                   -----------  -----------  -----------
Operating Expenses
  System operations..............................................      153,137      117,368       70,442
  Marketing and selling..........................................      175,117      127,689       92,180
  Cost of equipment sold.........................................       82,302       74,024       54,948
  General and administrative.....................................      204,487      164,782      130,533
  Depreciation...................................................       97,591       74,631       57,302
  Amortization...................................................       34,788       34,208       32,156
                                                                   -----------  -----------  -----------
                                                                       747,422      592,702      437,561
                                                                   -----------  -----------  -----------
Operating Income.................................................  $   129,543  $    87,366  $    42,755
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------
Consolidated Markets:
  Customers......................................................    1,710,000    1,073,000      710,000
  Markets........................................................          134          131          137
  Market penetration.............................................         7.11%        4.94%        3.18%
  Cell sites in service..........................................        1,748        1,328        1,116
  Average monthly service revenue per customer...................  $     54.18  $     63.69  $     70.64
  Churn rate per month...........................................          1.9%         1.9%         2.1%
  Marketing cost per gross customer addition.....................  $       313  $       327  $       335
  Employees......................................................        4,600        3,800        3,175
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

    OPERATING REVENUES increased 29% ($196.9 million) in 1997 and 42% ($199.8 million) in 1996. The revenue increases in 1997 and 1996 were driven by the 59% (41% excluding customers added through acquisitions) and 51% growth in customer units and the 13% and 31% growth in inbound roaming revenues, respectively. Customer units grew by 637,000 units in 1997 as compared to 363,000 units in 1996. The units added in 1997 include 195,000 units from acquisitions, primarily related to the exchange with BellSouth which occurred at the end of October 1997. Average monthly service revenue per customer was $54.18 in 1997, $63.69 in 1996 and $70.64 in 1995. Average monthly service revenue per customer continues to decline due to roaming revenues increasing at a slower rate than the U.S. Cellular customer base, competitive pricing pressures, incentive programs and consumer market penetration. Management anticipates that average monthly service revenue per customer will continue to decrease as local retail and inbound roaming revenue per minute of use decline.

    LOCAL RETAIL REVENUE (charges to U.S. Cellular's customers for local system usage) increased 37% ($153.8 million) in 1997 and 50% ($137.4 million) in 1996 due primarily to the growth in customers. Average monthly local retail revenue per customer was $36.11 in 1997, $39.87 in 1996 and $42.19 in 1995. Local
minutes of use averaged 103 per month in 1997, 107 per month in 1996 and 95 per month in 1995. Average revenue per minute was $.35 in 1997, $.37 in 1996 and $.44 in 1995. U.S. Cellular's use of incentive programs that encourage lower-priced weekend and off-peak usage, in order to stimulate overall usage, and the increased amounts of bill credits given to customers as incentive to become or remain customers resulted in the decrease in average monthly local retail revenue per minute which in turn caused the decrease in average monthly local retail revenue per customer. The industry trend of declining average monthly retail revenue per customer is believed to be related to the continued penetration of the consumer market, which tends to include fewer peak business hour usage customers and the effects of increased competition in the industry.

    INBOUND ROAMING REVENUE (charges to customers of other systems who use U.S. Cellular's cellular systems when roaming) increased 13% ($24.2 million) in 1997 and 31% ($45.3 million) in 1996 due to increased minutes of use offset somewhat by negotiated reductions in roaming rates. Minutes of use increased 27% in 1997 and 38% in 1996. Average revenue per minute of use was $.83 in 1997, $.92 in 1996 and $.99 in 1995. Average monthly inbound roaming revenue per U.S. Cellular customer was $13.81, $18.58 and $22.51 in 1997, 1996 and 1995, respectively. The decrease is the result of U.S. Cellular's customer base growing at a faster rate than roaming revenue and negotiated reductions in roaming rates.

    LONG-DISTANCE AND OTHER REVENUE, including equipment sales, increased 26% ($18.9 million) in 1997 and 31% ($17.1 million) in 1996 primarily due to increased long-distance revenue from the growth in the volume of long-distance calls billed by U.S. Cellular.

    OPERATING EXPENSES increased 26% ($154.7 million) in 1997 and 35% ($155.1 million) in 1996. The increase in operating expenses is primarily due to the costs to expand the customer base ($55.7 million in 1997 and $54.6 million in 1996); increased administrative expenses ($39.7 million in 1997 and $34.2 million in 1996); the cost of providing service to the expanding customer base ($35.8 million in 1997 and $46.9 million in 1996); and additional depreciation on the increased investment in cell sites and equipment ($23.0 million in 1997 and $17.3 million in 1996).

    MARKETING AND SELLING EXPENSES (salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; advertising and public relations expenses) increased 37% ($47.4 million) in 1997 and 39% ($35.5 million) in 1996 due to the increase in customer activations. Gross customer activations (excluding acquisitions) rose 33% in 1997 to 746,000 from 563,000 in 1996. The 1996 gross customer activations increased 44% to 563,000 from 392,000 in 1995. U.S. Cellular incurred significant increases in advertising costs to promote the United States Cellular-Registered Trademark- brand name and to add new customers. Cost of equipment sold increased 11% ($8.3 million) in 1997 and 35% ($19.1 million) in 1996 reflecting the increase in units sold offset somewhat by falling manufacturer equipment prices per unit. Cost per gross customer addition (marketing and selling expenses and cost of equipment sold less equipment revenues, divided by gross customer additions) totaled $313 in 1997, $327 in 1996 and $335 in 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES (costs of local business offices and corporate expenses) increased 24% ($39.7 million) in 1997 and 26% ($34.2 million) in 1996. The increases include the effects of an increase in expenses required to serve the growing customer base and an expansion of both local administrative office and corporate staff, resulting from growth in U.S. Cellular's business. Employee-related expenses increased $19.4 million in 1997 and $15.6 million in 1996, primarily due to an increase in the number of administrative employees in each year. Also, bad debt expense increased $8.0 million in 1997 and $5.0 million in 1996, primarily due to the increased penetration of the consumer market.

    SYSTEM OPERATIONS EXPENSES increased 30% ($35.8 million) in 1997 and 67% ($46.9 million) in 1996 as a result of increases in customer usage expenses and costs associated with operating the increased number of cell sites.

    Customer usage expenses (charges from other service providers for landline connection, toll and roaming costs incurred by customers' use of systems other than their local systems) grew 32% ($24.3 million) in 1997 and 116% ($40.4 million) in 1996. The increase was due primarily to roaming usage and increased minutes of use. Net outbound roaming usage expense is a result of offering U.S. Cellular's customers increasingly larger service footprints in which their calls are billed at local rates. In certain cases these service footprints include other operators' service areas. U.S. Cellular pays roaming rates to the other carriers for calls its customers make in these areas, while charging these customers a local rate which is usually lower than the roaming rate. The increase in 1996 also relates to increases in fraud-related costs. These fraud-related costs totaled $6.5 million in 1997, $18.0 million in 1996 and $4.1 million in 1995. U.S. Cellular continues to implement procedures in its markets to combat this fraud, which is primarily related to roaming usage.

    Maintenance, utility and cell site expenses grew 27% ($11.5 million) in 1997 and 18% ($6.5 million) in 1996 reflecting the 32% and 19% increase in the number of cell sites, respectively. The number of cell sites operated increased to 1,748 in 1997 from 1,328 in 1996 and 1,116 in 1995.

    Operating cash flow increased 33% to $261.9 million in 1997 compared to a 48% increase to $196.2 million in 1996. The improvement was primarily due to the growth in customers and revenue. U.S. Cellular continues to provide increasing operating cash flow to support its construction activities.

    DEPRECIATION EXPENSE increased 31% ($23.0 million) in 1997 and 30% ($17.3 million) in 1996, reflecting increases in average fixed asset balances of 35% and 34%, respectively.

    OPERATING INCOME was $129.5 million in 1997 compared to $87.4 million in 1996 and $42.8 million in 1995. Operating margins improved to 14.8% in 1997 from 12.8% in 1996 and 8.9% in 1995. The improvement was primarily due to the substantial growth in customers and revenue.

    Management believes there exists a seasonality at U.S. Cellular in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

    Competitors licensed to provide PCS services have initiated service in certain U.S. Cellular markets in the past eighteen months. U.S. Cellular expects PCS operators to complete initial deployment of PCS in portions of all its market clusters by the end of 1998. U.S. Cellular's management continues to monitor other wireless communications providers' strategies to determine what effect this additional competition will have on U.S. Cellular's future strategies and results. While the effects of additional wireless competition have slowed customer growth in certain of U.S. Cellular's markets, the overall effect on total customer growth to date has not been material.

TELEPHONE OPERATIONS

    TDS provides landline telephone service through TDS Telecom. TDS Telecom served 515,500 access lines at the end of 1997 compared to 484,500 access lines at the end of 1996 and 425,900 access lines at the end of 1995 ("telephone operations"). TDS Telecom also owns a long-distance provider, an Internet access provider, a structured wiring business and a competitive local exchange company ("other services").

                                                                         YEAR ENDED OR AT DECEMBER 31,
                                                                      -----------------------------------
                                                                         1997         1996        1995
                                                                      -----------  -----------  ---------
                                                                             (DOLLARS IN THOUSANDS,
                                                                         EXCEPT PER ACCESS LINE AMOUNTS)
Operating Revenues
  Telephone Revenues
    Local Service...................................................  $   122,826  $   110,501  $  95,184
    Network Access and Long Distance................................      235,725      213,113    195,575
    Miscellaneous...................................................       53,829       48,299     41,528
                                                                      -----------  -----------  ---------
      Total Telephone Revenues......................................      412,380      371,913    332,287
  Other Services....................................................       33,516       24,747     23,764
  Intercompany Revenues.............................................       (1,693)      (1,058)    (1,210)
                                                                      -----------  -----------  ---------
      Total Operating Revenues......................................      444,203      395,602    354,841
                                                                      -----------  -----------  ---------
Operating Expenses
  Telephone Expenses
    Network Operations..............................................       80,487       67,521     54,964
    Depreciation and Amortization...................................       95,278       85,575     74,758
    Customer Operations.............................................       65,167       53,764     46,818
    Corporate Operations............................................       68,454       62,276     58,998
                                                                      -----------  -----------  ---------
      Total Telephone Expenses......................................      309,386      269,136    235,538
  Other Services....................................................       37,897       24,816     22,273
  Intercompany Expenses.............................................       (1,693)      (1,058)    (1,210)
                                                                      -----------  -----------  ---------
      Total Operating Expenses......................................      345,590      292,894    256,601
                                                                      -----------  -----------  ---------
Operating Income....................................................  $    98,613  $   102,708  $  98,240
                                                                      -----------  -----------  ---------
                                                                      -----------  -----------  ---------
Companies...........................................................          106          105        100
Access lines........................................................      515,500      484,500    425,900
Growth in access lines from prior year-end:
  Acquisitions......................................................        3,200       33,100     13,500
  Internal growth...................................................       27,800       25,500     19,900
Telephone plant in service per access line..........................  $     2,488  $     2,461  $   2,356
Average monthly revenue per access line.............................  $     68.78  $     67.10  $   66.82
Employees...........................................................        2,350        2,160      1,925
                                                                      -----------  -----------  ---------
                                                                      -----------  -----------  ---------

    OPERATING REVENUES totaled $444.2 million in 1997, up 12% ($48.6 million) from 1996 and totaled $395.6 million in 1996, up 11% ($40.8 million) from 1995. The increases were due to the growth in telephone revenues and other services revenues.

    Operating revenues from telephone operations increased 11% ($40.5 million) in 1997 and 12% ($39.6 million) in 1996. Acquisitions increased telephone revenues $8.1 million in 1997 and $18.8 million in 1996. Recovery of increased costs of providing long-distance services resulted in increases in revenue of $12.1 million in 1997 and $8.1 million in 1996. Internal growth and increases in the sales of custom-calling features increased revenue by $8.7 million in 1997 and $8.0 million in 1996. Increased sales of customer premise equipment, including digital broadcast satellites, increased revenues by $6.1 million in 1997 and $2.2 million in 1996. Increased network usage resulted in revenue increases of $5.7 million in 1997 and $4.5 million in 1996. Average monthly revenue per access line was $68.78 in 1997, $67.10 in 1996 and $66.82 in 1995.

    Operating revenues from other services increased 35% ($8.8 million) in 1997 and 4% ($1.0 million) in 1996. The increase in 1997 is primarily due to increases in the structured wiring business ($6.0 million) and the Internet business ($2.8 million).

    OPERATING EXPENSES totaled $345.6 million in 1997, up 18% ($52.7 million) from 1996 and totaled $292.9 million in 1996, up 14% ($36.3 million) from 1995. The increases were due to the growth in telephone expenses and additional other services expenses.

    Operating expenses from telephone operations increased 15% ($40.3 million) in 1997 and 14% ($33.6 million) in 1996. The effects of acquisitions increased expenses 2% ($6.2 million) in 1997 and 6% ($14.6 million) in 1996. Depreciation and amortization expenses increased 11% ($9.7 million) in 1997 and 14% ($10.8 million) in 1996 due primarily to increased investment in plant and equipment. Cost of goods sold for customer premise equipment, including digital broadcast satellite, increased operating expenses by $5.2 million in 1997. Increased marketing and advertising campaigns increased expenses by $4.7 million in 1997. Increased investment in systems and systems support in 1997 resulted in an $8.4 million increase in expenses. The development of a centralized network management center to provide more effective network monitoring and maintenance increased expenses by $1.8 million in 1997 and $3.4 million in 1996. The costs to explore new business increased expenses by $3.2 million in 1996. The remaining increase in each year was due primarily to growth in internal operations.

    Operating expenses from other services increased 53% ($13.1 million) in 1997 and 11% ($2.5 million) in 1996. The increase in 1997 is primarily due to increases in the structured wiring business ($7.6 million) and the Internet business ($3.2 million) as well as costs related to the start-up of the CLEC business.

    OPERATING CASH FLOW increased 3% to $196.7 million in 1997 compared to an increase of 9% to $191.2 million in 1996 due primarily to the growth in telephone operations. TDS Telecom continues to provide steadily growing operating cash flow to support its construction activities.

    OPERATING INCOME decreased 4% ($4.1 million) in 1997 and increased 5% ($4.5 million) in 1996. Operating income from telephone operations increased $200,000 to $103.0 million in 1997 from $102.8 million in 1996 and increased $6.0 million in 1996 from $96.7 million in 1995. The effects of acquisitions increased operating income 2% ($1.9 million) in 1997 and 4% ($4.2 million) in 1996. The telephone operating margin was 25.0% in 1997, 27.6% in 1996 and 29.1% in 1995. The reduction in operating margin was caused by earnings pressures from regulatory agencies and long-distance providers and expenses incurred in the development of new business ventures. Operating loss from other services was $4.4 million in 1997 and $100,000 in 1996 as compared to an operating income of $1.5 million in 1995, reflecting the expenses associated with the start-up of the Internet business in late 1995, the structured wiring business in mid-1996 and the CLEC business in 1997.

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

    In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and therefore, any adjustments to telecommunications plant would be immaterial, as would be the write-off of regulatory assets and liabilities.

BROADBAND PERSONAL COMMUNICATIONS SERVICES

    TDS manages its broadband personal communications services business through Aerial. Aerial's licenses include the Major Trading Areas ("MTAs") of Minneapolis, Tampa-St. Petersburg-Orlando, Houston, Pittsburgh, Kansas City and Columbus. The preparation of each of its markets for initial service launch and the development of its PCS business was Aerial's center of attention in 1997. Aerial launched service in the first of its six markets on March 27, 1997 and completed the launch of its last market in June. Across all six markets, Aerial launched service with approximately 600 cell sites in service. At the end of 1997, Aerial served 125,000 customers and had 1,044 cell sites in service.

    Operating results reflect the revenues and expenses of Aerial since the initiation of service on March 27, 1997, when Aerial ceased to be a development stage enterprise. Expenses for the periods prior to March 27 are reported as PCS Development Expenses included in the "Investment and Other Income (Expense)" section of the Income Statement.

                                                                        YEAR ENDED OR AT DECEMBER 31,
                                                                     ------------------------------------
                                                                         1997         1996        1995
                                                                     ------------  ----------  ----------
                                                                            (DOLLARS IN THOUSANDS,
                                                                         EXCEPT PER CUSTOMER AMOUNTS)
Operating Revenues.................................................  $     55,952  $   --      $   --
                                                                     ------------  ----------  ----------
Operating Expenses
  Systems Operations...............................................        30,655      --          --
  Marketing and selling............................................        45,974      --          --
  Cost of equipment sold...........................................        71,454      --          --
  General and administrative.......................................        44,467      --          --
  Customer service.................................................        20,882      --          --
  Depreciation and amortization....................................        39,071      --          --
                                                                     ------------  ----------  ----------
                                                                          252,503      --
                                                                     ------------  ----------  ----------
Operating (loss)...................................................  $   (196,551) $   --      $   --
                                                                     ------------  ----------  ----------
                                                                     ------------  ----------  ----------
Customers..........................................................       125,000      --          --
Market penetration.................................................           .45%     --          --
Cell sites in service..............................................         1,044      --          --
Average monthly service revenue per customer.......................  $      73.56      --          --
Churn rate per month...............................................           4.5%     --          --
Employees..........................................................         1,414         424          50
                                                                     ------------  ----------  ----------
                                                                     ------------  ----------  ----------

    OPERATING REVENUES totaled $56.0 million in 1997. Service revenues consisting of charges for access, airtime and value-added services provided to Aerial's customers who use its network and charges for long-distance calls made on its systems totaled $32.3 million. The average monthly service revenue per customer was $73.56 in 1997. Equipment sales revenues consisting of units sold to retailers, independent agents and customers totaled $23.6 million. The average revenue per unit sold was $124.

    OPERATING EXPENSES totaled $252.5 million in 1997 reflecting the costs of operating Aerial's network, marketing, selling and advertising and promotion expenses, cost of equipment sold, customer service expenses as well as general and administrative expenses. SYSTEMS OPERATIONS expenses totaled $30.7 million reflecting the costs of operating Aerial's network, primarily cell site expenses, landline interconnection and toll charges and employee costs. MARKETING AND SELLING EXPENSES totaled $46.0 million reflecting an aggressive advertising campaign that accompanied the launch of service and continued throughout 1997. Marketing and selling expenses primarily consist of salaries and benefits of sales and marketing personnel, sales commissions, the cost of promotions and the cost of print, radio and television advertising. COST OF EQUIPMENT SOLD totaled $71.5 million reflecting the cost of equipment sold to customers and independent retailers and agents. The average cost per unit sold was $374. GENERAL AND ADMINISTRATIVE EXPENSES totaled $44.5 million reflecting the expenses associated with the management and operating teams as well as overhead expenses. CUSTOMER SERVICE EXPENSES totaled $20.9 million primarily for customer service activity at Aerial's national operations center to support the PCS markets. DEPRECIATION AND AMORTIZATION totaled $39.1 million.

    OPERATING LOSS totaled $196.6 million in 1997. Management expects Aerial to generate significant losses in 1998 as it continues to build its customer base.

RADIO PAGING OPERATIONS

    TDS manages its radio paging business through American Paging. American Paging provided wireless messaging communications through its digital radio transmission systems to 811,100 pagers at the end of 1997 compared to 777,400 pagers at the end of 1996 and 784,500 pagers at the end of 1995.

COMBINATION OF AMERICAN PAGING AND TSR PAGING

    In December 1997, TDS announced an agreement with TSR Paging, Inc. ("TSR") to combine their respective paging businesses. On February 10, 1998 the board of directors of American Paging approved a merger agreement providing for the acquisition by TDS of all the issued and outstanding shares of American Paging not owned by TDS for cash in an amount equal to $2.50 per share, approximately $9.1 million in total. Upon consummation of the merger, TDS will contribute substantially all of the assets and certain, limited liabilities of American Paging, and TSR will contribute all of its assets and liabilities to a new limited liability company. The asset contribution agreement provides that, subject to adjustment, TDS will have a 30% interest and TSR will have a 70% interest in the new company. The formation of the new company, while subject to a number of conditions, including consummation of the merger and regulatory approvals, is expected to occur in the first half of 1998. TDS will adopt the equity method of accounting for its investment in the new company. TDS will not have any funding requirements once the combination is completed.

                                                                    YEAR ENDED OR AT DECEMBER 31,
                                                                -------------------------------------
                                                                   1997         1996         1995
                                                                -----------  -----------  -----------
                                                                       (DOLLARS IN THOUSANDS,
                                                                      EXCEPT PER UNIT AMOUNTS)
Operating revenue.............................................  $    94,413  $   104,187  $   107,150
                                                                -----------  -----------  -----------
Costs and expenses
  Cost of services............................................       27,822       26,712       22,294
  Selling, general and administrative.........................       62,089       70,441       55,064
  Cost of goods sold..........................................        7,769        9,883       14,097
  Depreciation and amortization...............................       32,040       33,777       24,692
                                                                -----------  -----------  -----------
                                                                    129,720      140,813      116,147
                                                                -----------  -----------  -----------
Operating (Loss)..............................................  $   (35,307) $   (36,626) $    (8,997)
                                                                -----------  -----------  -----------
                                                                -----------  -----------  -----------
Pagers in service.............................................      811,100      777,400      784,500
Average monthly revenue per unit..............................  $      9.17  $      9.88  $     10.57
Transmitters in service.......................................        1,049        1,048        1,018
Churn rate per month..........................................          2.6%         3.1%         2.5%
Employees.....................................................          621          837          717
                                                                -----------  -----------  -----------
                                                                -----------  -----------  -----------

    OPERATING REVENUES decreased 9% ($9.8 million) in 1997, primarily due to competitive pricing declines. Operating revenues decreased 3% ($3.0 million) in 1996 primarily as a result of a 27% ($3.8 million) decline in equipment sales. Average monthly revenue per unit declined 7% to $9.17 in 1997 and 7% to $9.88 in 1996.

    OPERATING EXPENSES decreased 8% ($11.1 million) in 1997 and increased 21% ($24.7 million) in 1996 reflecting the effects of restructuring charges. In 1996, American Paging recorded restructuring expenses of $9.3 million related to subleasing office space, employee severance, outplacement services and consulting services ($4.0 million) and write-offs of certain assets ($5.3 million) compared to $2.9 million of restructuring charges in 1995. American Paging experienced significant employee turnover as a result of the restructuring in 1996 which resulted in increased costs to recruit and train new employees. Also, in 1996, the cost of service increased primarily due to the increase in third-party reseller expense related to the increase in nationwide units in service and the costs to increase system capacity.

    OPERATING LOSS was $35.3 million in 1997, $36.6 million in 1996 and $9.0 million in 1995. Upon the completion of the merger with TSR, TDS will adopt the equity method of accounting for this investment.

INFLATION

    Management believes that inflation affects TDS's business to no greater extent than the general economy.

FINANCIAL RESOURCES

    TDS and its subsidiaries operate relatively capital-intensive businesses. Rapid growth has caused expenditures for construction, expansion and acquisition programs to exceed internally generated cash flow. Accordingly, in recent years, TDS and its principal subsidiaries have obtained substantial funds from external sources to acquire PCS licenses, to finance PCS construction, start-up and development costs and to fund acquisitions. Although the increasing internal cash flow from U.S. Cellular and the steady internal cash flow from TDS Telecom have reduced the need for external financing, Aerial's development and construction activities have required substantial additional funds from external sources.

    CASH FLOWS FROM OPERATING ACTIVITIES. TDS is generating substantial internal funds from the rapid growth in customer units and revenues at U.S. Cellular and steady growth at TDS Telecom. The launch of PCS operations, however, required substantial funds, thereby reducing cash flows from operating activities in 1997. Cash flows from operating activities totaled $206.5 million in 1997, $295.0 million in 1996 and $210.9 million in 1995.

    Aerial's market launch activities also substantially reduced operating cash flow in 1997. Operating cash flow (operating income plus depreciation and amortization) decreased 23% to $297.9 million in 1997 from $384.5 million in 1996 and $323.5 million in 1995. Aerial's operations reduced operating cash flow by $157.5 million in 1997. U.S. Cellular's operating cash flow increased 33% ($65.7 million) to $261.9 million in 1997, and 48% ($64.0 million) to $196.2 million in 1996 while TDS Telecom's operating cash flow increased 3% ($5.5 million) to $196.7 million in 1997, and 9% ($15.6 million) to $191.2 million in 1996. Cash flows from other operating activities (investment and other income, interest and income tax expense and changes in working capital and other assets and liabilities) required $91.3 million in 1997, $89.5 million in 1996, and $112.6 million in 1995.

                                                                           YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                       1997         1996          1995
                                                                   ------------  -----------  ------------
                                                                           (DOLLARS IN THOUSANDS)
Operating cash flow
  U.S. Cellular..................................................  $    261,922  $   196,205  $    132,213
  TDS Telecom....................................................       196,679      191,167       175,595
  Aerial.........................................................      (157,480)     --            --
  American Paging................................................        (3,267)      (2,849)       15,695
                                                                   ------------  -----------  ------------
                                                                        297,854      384,523       323,503
  Other operating activities.....................................       (91,347)     (89,529)     (112,627)
                                                                   ------------  -----------  ------------
                                                                   $    206,507  $   294,994  $    210,876
                                                                   ------------  -----------  ------------
                                                                   ------------  -----------  ------------

    CASH FLOWS FROM FINANCING ACTIVITIES. TDS's long-term strategy is to maintain a strong yet flexible financial foundation. Consolidated equity capital (common equity, preferred stock, trust originated preferred securities and minority interest) was 59% of total capitalization at December 31, 1997, compared to 68% and 66% at December 31, 1996 and 1995, respectively. The reduced equity capital percentage to total capitalization in 1997 is primarily a result of increases in long-term debt at U.S. Cellular and Aerial and the increase in TDS's short-term debt. TDS targets a ratio of equity to total capital in the range of 55% to 65%.

    Cash flows from financing activities totaled $547.6 million in 1997, $124.9 million in 1996 and $369.5 million in 1995. TDS has required significant funds from external sources to finance PCS construction, start-up and development activities in 1997 and 1996 and the purchase of the PCS licenses in 1995. TDS has used short-term debt to finance these PCS expenditures, as well as to finance its radio paging operations, for acquisitions and for general corporate purposes.

    TDS takes advantage of attractive opportunities to retire short-term debt with proceeds from long-term debt and equity financing, including sales of debt and equity securities by subsidiaries. Proceeds from the issuance of long-term debt and equity securities totaled $392.0 million, $195.3 million and $260.7 million in 1997, 1996 and 1995, respectively. Proceeds from the sales of non-strategic cellular and other investments from time to time in 1997, 1996 and 1995 have also been used to retire short-term debt. TDS has cash management arrangements with its subsidiaries under which the subsidiaries may from time to time deposit excess cash with TDS for investment under TDS's cash management program. Deposits made under the arrangements are available to the subsidiaries on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits.

    In 1997, TDS received net proceeds of $144.8 million on the sale of 8.5% Trust Originated Preferred Securities-SM-. U.S. Cellular received $247.0 million on the sale of 10-year 7.25% notes and used the proceeds to repay existing balances on the vendor financing arrangements, to finance the cash requirements for the BellSouth exchange and for general corporate purposes. In 1996, Aerial received $195.3 million in an initial public offering of Common Shares. In 1995, U.S. Cellular received $221.5 million from the sale of 20-year 6% zero coupon convertible debt and TDS sold $39.2 million of Medium-Term Notes.

----------

-SM-"Trust Originated Preferred Securities" is a service mark of Merrill Lynch & Co. Inc.

    Aerial, TDS Telecom and U.S. Cellular have also used long-term debt to finance their construction and development activities. In 1996, Aerial issued 10-year 8.34% zero coupon notes for $100 million of digital radio channel and switching equipment. The $100 million proceeds of the sale of the notes were paid to Nokia Telecommunications, Inc. ("Nokia") in satisfaction of all outstanding obligations and future obligations up to $100 million under a $200 million Credit Agreement between Aerial and Nokia ("Nokia Credit Agreement"). TDS Telecom telephone subsidiaries borrowed $15.0 million in 1997, $12.2 million in 1996 and $12.0 million in 1995 under the Rural Utility Service and the Rural Telephone Bank long-term federal government loan programs to finance their telephone construction programs. U.S. Cellular financed cellular system equipment and construction costs totaling $59.5 million in 1995 under vendor financing arrangements.

    In 1997, TDS purchased 1.8 million TDS Common Shares for $69.9 million. In December 1996, TDS authorized the repurchase of up to 3.0 million TDS Common Shares over a period of three years. A total of 1.0 million shares were subsequently reissued, primarily for acquisitions. TDS has paid dividends of $.42, $.40 and $.38 per Common and Series A Common Share in 1997, 1996 and 1995, respectively. Aggregate dividends paid on Common and Preferred Shares, excluding dividends reinvested, totaled $27.2 million in 1997, $26.2 million in 1996 and $24.0 million in 1995.

    CASH FLOWS FROM INVESTING ACTIVITIES. TDS makes substantial investments each year to acquire, construct, operate and maintain modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of the Company's networks. In addition, the Company has made substantial investments to enter the PCS business.

    Cash flows from investing activities totaled $760.7 million in 1997, $417.4 million in 1996 and $550.0 million in 1995 primarily for capital expenditures, the purchase of PCS licenses and acquisitions. Cash expenditures for capital additions totaled $786.3 million in 1997, $550.2 million in 1996 and $360.0 million in 1995. The acquisition of broadband and narrowband PCS licenses required $326.0 million in 1995. Cash used for acquisitions, excluding cash acquired, totaled $129.0 million in 1997, $31.0 million in 1996 and $53.8 million in 1995. The sale of non-strategic cellular assets and other investments provided net proceeds of $84.2 million in 1997, $221.5 million in 1996 and $197.6 million in 1995. Distributions from partnerships totaled $56.4 million in 1997, $25.5 million in 1996 and $9.1 million in 1995.

    CAPITAL EXPENDITURES

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

                                                                        YEAR ENDED OR AT DECEMBER 31,
                                                                   ---------------------------------------
                                                                       1997          1996         1995
                                                                   -------------  -----------  -----------
                                                                           (DOLLARS IN THOUSANDS)
U.S. Cellular
  Cell sites and equipment.......................................  $     238,797  $   133,832  $   150,340
  Switching equipment............................................          5,457        5,713       13,002
  Systems development............................................         40,949       28,753       10,148
  Other..........................................................         33,545       79,825       37,388
                                                                   -------------  -----------  -----------
                                                                         318,748      248,123      210,878
                                                                   -------------  -----------  -----------
TDS Telecom
  Central office.................................................         52,479       47,208       38,697
  Outside plant..................................................         60,974       53,130       55,569
  Systems development............................................          9,127       20,497        7,137
  Other..........................................................         28,880       23,605        2,969
                                                                   -------------  -----------  -----------
                                                                         151,460      144,440      104,372
                                                                   -------------  -----------  -----------
Aerial
  Cell sites and equipment.......................................        291,922      150,386      --
  Switching equipment............................................         38,428       53,170      --
  Systems development............................................         55,553       26,277      --
  Other..........................................................          1,815       12,436        8,521
  Prepaid network infrastructure.................................        (70,300)      70,300      --
                                                                   -------------  -----------  -----------
                                                                         317,418      312,569        8,521
  Less noncash items.............................................        (42,709)    (199,630)     --
                                                                   -------------  -----------  -----------
                                                                         274,709      112,939        8,521
                                                                   -------------  -----------  -----------
American Paging..................................................         18,624       32,517       26,527
                                                                   -------------  -----------  -----------
  Other..........................................................         22,776       12,185        9,698
                                                                   -------------  -----------  -----------
                                                                   $     786,317  $   550,204  $   359,996
                                                                   -------------  -----------  -----------
                                                                   -------------  -----------  -----------

    U.S. Cellular's capital additions include expenditures to add additional cell sites and radio channels to expand coverage and add capacity. U.S. Cellular constructed 331 cell sites in 1997, 242 in 1996 and 292 in 1995. TDS Telecom's capital additions include expenditures for switch modernization and outside plant facilities to maintain and enhance the quality of service and offer new revenue opportunities. TDS Telecom installed 32 digital switches in 1997, 35 in 1996 and 39 in 1995. Aerial has completed the construction of the five planned switching centers, the central Network Operations Center and has over 1,000 cell sites in service.

    The Company's expected 1998 property, plant and equipment additions reflect the Company's construction and expansion programs and are anticipated to aggregate approximately $545 million. In addition, Aerial's working capital and operating expenses will require an estimated $175 million.

    - The cellular capital additions budget totals approximately $330 million, including about $240 million for new cell sites and about $90 million for various information systems initiatives.

    - The telephone capital additions budget totals approximately $140 million, including about $50 million for new digital switches and other switching facilities and $35 million for improvements to outside plant facilities.

    - The PCS capital additions budget totals approximately $75 million, including $20 million for cell sites, $25 million for switching equipment and $15 million for systems development. In addition, Aerial's working capital and operating expenses will require an estimated $175 million.

    ACQUISITIONS, TRADES AND SALES

    TDS continually reviews attractive opportunities for the acquisition of additional telecommunications companies which add value to the organization. TDS and U.S. Cellular continue to assess the makeup of cellular holdings in order to maximize the benefits derived from clustering U.S. Cellular's markets. As the number of opportunities for outright acquisitions of cellular interests has decreased and as U.S. Cellular's clusters have grown to realize greater economies of scale, U.S. Cellular's focus has shifted toward exchanges and sales of non-strategic interests.

    Cash expenditures (excluding cash acquired) for acquisitions totaled $129.0 million in 1997, $31.0 million in 1996 and $53.8 million in 1995. TDS completed an exchange with BellSouth in 1997, completed the acquisition of controlling interests in two cellular markets and one telephone company in 1997, two cellular markets and five telephone companies in 1996 and eleven cellular markets and five telephone companies in 1995 and increased its ownership of certain cellular interests during the last three years for an aggregate consideration (consisting of cash, TDS Common Shares, TDS Preferred Shares, and U.S. Cellular Common Shares) totaling $174.7 million, $144.1 million and $194.4 million, respectively.

    In October 1997, U.S. Cellular completed an exchange with BellSouth. Pursuant to the exchange, U.S. Cellular received majority interests representing approximately 4.0 million pops in exchange for majority interests representing
2.0 million pops, minority interests representing 1.2 million pops and a net amount of $86.7 million in cash. The majority interests U.S. Cellular received are in 12 markets adjacent to its Iowa/Missouri and Wisconsin/Illinois/Indiana clusters.

    In December 1997, U.S. Cellular announced that AirTouch will acquire noncontrolling interests in 11 markets owned by U.S. Cellular and TDS. AirTouch will issue approximately 5,000,000 shares of its common stock and pay approximately $54.2 million in cash to U.S. Cellular and TDS in exchange for these interests. Management expects that it will record a significant pretax gain upon the completion of the sales transactions. The sales are expected to be completed in the first half of 1998.

LIQUIDITY

    The Company anticipates that the aggregate resources required for 1998 will include approximately $545 million for capital spending, consisting of $330 million for cellular capital additions, $140 million for telephone capital additions and $75 million for PCS capital additions. In addition, Aerial's working capital and operating expenses will require an estimated $175 million.

    U.S. Cellular plans to finance its construction program primarily with internally generated cash supplemented by short-term financing. U.S. Cellular's operating cash flow totaled $261.9 million in 1997 (approximately 82% of 1997 capital expenditures) up 33% ($65.7 million) from 1996. U.S. Cellular also received $52.4 million in distributions from minority partnership interests and $61.1 million from the proceeds of investment sales to supplement operating cash flow. At December 31, 1997, U.S. Cellular had $500 million of bank lines of credit for general corporate purposes, all of which was available.

    TDS Telecom plans to finance its construction program using internally generated cash supplemented by long-term financing from federal government programs. Operating cash flow totaled $196.7 million in 1997 (approximately 130% of 1997 capital expenditures) up 3% ($5.5 million) from 1996. At December 31, 1997, TDS Telecom telephone subsidiaries had $112.0 million in unadvanced loan funds from federal government programs to finance the telephone construction program. These loan commitments have a weighted average annual interest rate of 5.71%.

    Aerial plans to finance its construction expenditures and working capital requirements with borrowings under the TDS lines of credit and vendor financing. Aerial issued 10-year 8.05% zero coupon notes for $100 million in February 1998 to finance digital radio channel and switching infrastructure equipment. The $100 million proceeds from the sale were paid to Nokia in satisfaction of all outstanding obligations and certain future obligations of Aerial under the Nokia Credit Agreement.

    TDS and its subsidiaries had cash and temporary investments totaling $75.6 million and longer-term investments totaling $32.6 million at December 31, 1997. These investments are primarily the result of telephone operations' internally generated cash. While certain regulated telephone subsidiaries' debt agreements place limits on intercompany dividend payments, these restrictions are not expected to affect the Company's ability to meet its cash obligations.

    TDS had $644 million of bank lines of credit for general corporate purposes at December 31, 1997 of which $118 million was unused. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

    In February 1998, TDS received net proceeds of $145 million on the sale of
6.0 million 8.04% Trust Originated Preferred Securities at $25 per Preferred Security. The net proceeds were used to repay certain short-term indebtedness.

    Subject to the approval of the Tracking Stock Proposal by shareholders, the Company intends to, among other things, offer and sell Telecom Group Shares in a public offering for cash, and allocate the net proceeds to the Telecom Group. The Company intends to file with the SEC a registration statement on Form S-3 relating to the registration of between 10,000,000 and 17,000,000 Telecom Group Shares. This offering is expected to commence promptly after the approval of the Tracking Stock Proposal by shareholders, subject to prevailing market conditions and other factors. Management estimates proceeds of approximately $150 million from the offering which the Telecom Group would use to repay obligations to TDS, and which TDS would use to repay certain short-term indebtedness.

    Management believes that TDS's internal cash flows and funds available from cash and cash equivalents, lines of credit, and longer-term financing commitments provide sufficient financial flexibility. However, the timing and amounts of capital expenditures and acquisitions as well as working capital requirements and amounts needed for general corporate purposes may vary throughout the year. There can be no assurance that sufficient funds will be available to the Company on terms or at prices acceptable to the Company. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction, development and acquisition programs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities only when capital requirements, financial market conditions and other factors warrant.

    TDS has assessed, and continues to assess, the impact of the Year 2000 Issue on its reporting systems and operations. The Company believes that modifying its reporting systems and operations is not a material event and is taking steps to make its systems Year 2000 compliant. The Year 2000 Issue exists because many computer systems and applications abbreviate dates by eliminating the first two digits of the year, assuming that these two digits would always be "19". Unless corrected, this shortcut is expected to cause problems when the century date occurs. On that date, some computer programs may recognize the date as January 1, 1900 instead of January 1, 2000. This may cause systems to incorrectly process critical financial and operational information, or stop processing altogether. The cost of addressing the Year 2000 Issue to date was not material to the Company's results of operations or financial condition, and management believes that the costs to be incurred in 1998 and 1999 will not be material to future operating results or financial condition. If management's steps are not successful in making the systems Year 2000 compliant, it could have a material adverse effect on results of operations.

PROPOSED CORPORATE RESTRUCTURING

    The Board of Directors of Telephone and Data Systems, Inc. (the "Board") has adopted a proposal which, if approved by shareholders and implemented by the Board, would authorize the Board to issue three new classes of common stock and change the state of incorporation of TDS from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

    The Tracking Stocks are intended to result in greater market recognition of the value (individually and collectively) of TDS and of TDS's three principal business groups ("Tracking Groups"), thereby enhancing shareholder value over the long term, while at the same time enabling TDS's businesses to preserve the benefits of being part of a consolidated enterprise. The Tracking Stock Proposal is expected to:

    - provide TDS with greater flexibility in raising capital and making acquisitions, using equity securities specifically related to the Tracking Groups;

    - enable TDS to more effectively tailor employee benefit plans to provide incentives to employees of the Tracking Groups;

    - provide shareholders with the opportunity to invest in separate securities that specifically reflect the underlying businesses, depending upon their investment objectives;

    - permit shareholders to continue to invest in all of the TDS businesses through the Common Shares and the Series A Common Shares.

    Pursuant to the Tracking Stock Proposal each issued Preferred Share, Common Share and Series A Common Share of TDS would be converted into a new Preferred Share, Common Share and Series A Common Share, respectively, of the new TDS Delaware Corporation. In addition, the Tracking Stock Proposal would authorize three new classes of common stock, to be designated as United States Cellular Group Common Shares (the "Cellular Group Shares"), TDS Telecommunications Group Common Shares (the "Telecom Group Shares") and Aerial Communications Group Common Shares (the "Aerial Group Shares"). The Cellular Group Shares, when issued, are intended to reflect the separate performance of the United States Cellular Group (the "Cellular Group"), which consists of TDS's interest in United States Cellular Corporation, a subsidiary of TDS operating and investing in cellular telephone companies and properties ("U. S. Cellular"). The Telecom Group Shares, when issued, are intended to reflect the separate performance of the TDS Telecommunications Group (the "Telecom Group"), which primarily consists of TDS's interest in TDS Telecommunications Corporation, a subsidiary of TDS operating landline telephone companies ("TDS Telecom"). The Aerial Group Shares, when issued, are intended to reflect the separate performance of the Aerial Communications Group (the "Aerial Group"), which consists of TDS's interest in Aerial Communications, Inc., a subsidiary of TDS providing broadband personal communications services ("Aerial").

    Subject to the approval of the Tracking Stock Proposal by shareholders, TDS intends to:

    - offer and sell Telecom Group Shares in a public offering for cash, subject to prevailing market and other conditions (the "Telecom Public Offering"), and allocate the net proceeds thereof to the Telecom Group,

    - issue Cellular Group Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS, subject to approval by the board of directors and the shareholders of U.S. Cellular, (the "U.S. Cellular Merger"),

    - issue Aerial Group Shares in exchange for all of the Common Shares of Aerial which are not owned by TDS, subject to approval by the board of directors and the shareholders of Aerial (the "Aerial Merger"), and

    - distribute one Cellular Group Share, two-thirds of a Telecom Group Share and two-thirds of an Aerial Group Share in the form of a stock dividend with respect to each outstanding Series A Common Share and Common Share of TDS (the "Distribution").

    It is currently expected that the Distribution would take place in July 1998 or later, after the completion of the Telecom Public Offering, the U.S. Cellular Merger and the Aerial Merger, although the Board reserves the right to effect all or any part of the Distribution at any time after the approval of the Tracking Stock Proposal, or not to make the Distribution, regardless of whether or not such other transactions have taken place.

    The shares of Tracking Stock which would be issued in the Distribution would represent an approximately 75% interest in the common equity value of TDS in each Tracking Group (the "Outstanding Interest"). When considering the shares of Tracking Stock which would also be issued in the Telecom Public Offering, the U.S. Cellular Merger and the Aerial Merger, as well as the Distribution, the Outstanding Interest would initially represent in the aggregate an approximately 80% interest in each Tracking Group. Upon completion of all of the Transactions as contemplated, approximately 20% of the common shareholders' value of each Tracking Group would initially be retained (the "Retained Interest") in a residual group (the "TDS Group"), along with all other interests held by TDS.

    The TDS Series A Common Shares and Common Shares will continue to be outstanding and are intended to reflect the performance of the Cellular Group, the Telecom Group, and the Aerial Group to the extent of the Retained Interest in the respective groups, and to reflect the performance of the other assets and businesses attributed to the TDS Group.

    Following the Distribution, subject to the legal and contractual restrictions on the payment of dividends, the Board currently intends to establish an annual dividend on the TDS Common Shares and Series A Common Shares in an amount equal to $.11 per share. The Board also currently intends to establish an annual dividend on the Telecom Group Shares in an amount equal to $.50 per share. (Based on the expected distribution ratio of two-thirds of a Telecom Group Share for each existing Common Share and Series A Common Share, the dividend on Telecom Group shares would equate to a per share dividend of $.33 per existing Common Share and Series A Common Share. The total of the dividend on TDS Common Shares and Series A Common Shares of $.11 and the equivalent dividend on Telecom Group Shares of $.33 equals the existing current annual dividend on the existing Common Shares and Series A Common Shares of $.44.) With regard to the Cellular Group and the Aerial Group Shares, the Board currently intends to retain future earnings, if any, for the development of the businesses of the Cellular Group and Aerial Group, respectively, and does not anticipate paying dividends on the Cellular Group or the Aerial Group Shares in the foreseeable future. Future dividends on the shares of common stock will be payable when, as and if declared by the Board out of the lesser of (1) all funds of TDS legally available therefor and (2) the available dividend amount with respect to the relevant Group.

    Subject to the completion of the U.S. Cellular Merger and the Aerial Merger, TDS intends to terminate certain intercompany agreements between TDS and U.S. Cellular and Aerial, respectively. Thereafter, some or all of the policies between TDS and such subsidiaries would be determined solely by methods that management of TDS believes to be reasonable. Many of such policies would continue the arrangements which presently exist between TDS and U.S. Cellular or Aerial pursuant to the intercompany agreements, but TDS would have no contractual obligation to continue such policies after the intercompany agreements have been terminated.

    If the Tracking Stock Proposal is approved by shareholders and implemented by the Board, following the issuance of the Tracking Stocks, TDS will prepare and file with the Securities and Exchange Commission consolidated financial statements of TDS and financial statements of the Cellular Group, the Telecom Group and the Aerial Group for so long as the respective Tracking Stock is outstanding, and the TDS Group for as long as any Tracking Stock is outstanding. Although the financial statements of the Cellular Group, the Telecom Group, the Aerial Group, and the TDS Group will separately report the assets, liabilities (including contingent liabilities) and shareholders' equity of TDS attributed to the Cellular Group, the Telecom Group, the Aerial Group, and the TDS Group, such attribution will not affect the legal title to such assets or responsibility for such liabilities. Holders of the Cellular Group, the Telecom Group, and the Aerial Group Common Shares will be, and holders of TDS Common Shares and Series A Common Shares will continue to be, shareholders of TDS. TDS and its subsidiaries will each continue to be responsible for their respective liabilities.

    LEGAL PROCEEDINGS. On December 29, 1997, a party, which claims to be a holder of U.S. Cellular Common Shares, filed a putative class action complaint on behalf of common stockholders of U.S. Cellular in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants TDS, U.S. Cellular, and the directors of U.S. Cellular. The complaint alleges a breach of fiduciary duties by the defendants and seeks to have the U.S. Cellular Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses. The defendants have been served with the complaint in this case but have not yet responded to the complaint. The time for the defendants to respond has been extended. The timing for a response will be determined based on discussions between counsel for plaintiffs and defendants, but a response is not expected to take place for at least one or more months. On January 30, 1998, a virtually identical complaint has been filed by an individual. None of the defendants have been served with this complaint. It is expected that these cases will be consolidated.

    On January 5, 1998, an individual who claims to be a holder of Aerial Common Shares, filed a putative class action complaint on behalf of common stockholders of Aerial in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants TDS, Aerial and the directors of TDS and Aerial. The complaint alleges a breach of fiduciary duties by the defendants and seeks to have the Aerial Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses. The defendants have been served with the complaint in this case but have not yet responded to the complaint. The time for the defendants to respond has been extended. The timing for a response will be determined based on discussions between counsel for plaintiffs and defendants, but a response is not expected to take place for at least one or more months. On February 6, 1998, a virtually identical complaint has been filed by a second individual. None of the defendants have been served with this complaint. It is expected that these cases will be consolidated.

    The Company intends to vigorously defend against these lawsuits. However, there can be no assurance that such lawsuits will not have a material adverse effect on the Company or the transactions contemplated by the Proxy Statement/Prospectus.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
  STATEMENT

    THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND OTHER SECTIONS OF THIS ANNUAL REPORT CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS CONTAIN POTENTIAL RISKS AND UNCERTAINTIES AND THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY. TDS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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

                       TELEPHONE AND DATA SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------------
                                                                                      1997           1996           1995
                                                                                  -------------  -------------  -------------
                                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                   AMOUNTS)
OPERATING REVENUES
  Cellular......................................................................  $     876,965  $     680,068  $     480,316
  Telephone.....................................................................        444,203        395,602        354,841
  PCS...........................................................................         55,952       --             --
  Radio paging..................................................................         94,413        104,187        107,150
                                                                                  -------------  -------------  -------------
                                                                                      1,471,533      1,179,857        942,307
                                                                                  -------------  -------------  -------------
OPERATING EXPENSES
  Cellular......................................................................        747,422        592,702        437,561
  Telephone.....................................................................        345,590        292,894        256,601
  PCS...........................................................................        252,503       --             --
  Radio paging..................................................................        129,720        140,813        116,147
                                                                                  -------------  -------------  -------------
                                                                                      1,475,235      1,026,409        810,309
                                                                                  -------------  -------------  -------------
OPERATING INCOME (LOSS).........................................................         (3,702)       153,448        131,998
                                                                                  -------------  -------------  -------------
INVESTMENT AND OTHER INCOME (EXPENSE)
  Interest and dividend income..................................................         13,660         15,569         13,024
  Cellular investment income, net of license cost amortization..................         77,620         54,799         40,666
  Gain on sale of cellular interests and other investments......................         41,438        138,735         86,625
  PCS development costs.........................................................        (21,614)       (43,950)        (7,829)
  Other (expense) income, net...................................................         (3,938)         2,727         (2,771)
  Minority share of loss (income)...............................................          6,813        (26,690)       (25,858)
                                                                                  -------------  -------------  -------------
                                                                                        113,979        141,190        103,857
                                                                                  -------------  -------------  -------------
INCOME BEFORE INTEREST AND INCOME TAXES.........................................        110,277        294,638        235,855
Interest expense................................................................         89,744         42,853         50,848
Minority interest in income of subsidiary trust.................................          1,523       --             --
                                                                                  -------------  -------------  -------------
INCOME BEFORE INCOME TAXES......................................................         19,010        251,785        185,007
Income tax expense..............................................................         28,559        123,646         81,029
                                                                                  -------------  -------------  -------------
NET INCOME (LOSS)...............................................................         (9,549)       128,139        103,978
Preferred Dividend Requirement..................................................         (1,892)        (1,957)        (2,509)
                                                                                  -------------  -------------  -------------
NET INCOME (LOSS) AVAILABLE TO COMMON...........................................  $     (11,441) $     126,182  $     101,469
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
WEIGHTED AVERAGE COMMON SHARES (000S)...........................................         60,211         60,464         57,456
EARNINGS PER COMMON SHARE--BASIC................................................  $        (.19) $        2.09  $        1.77
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
EARNINGS PER COMMON SHARE--DILUTED..............................................  $        (.19) $        2.07  $        1.74
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
DIVIDENDS PER COMMON AND SERIES A COMMON SHARE..................................  $         .42  $         .40  $         .38
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------------------
                                                                                        1997          1996          1995
                                                                                    ------------  ------------  ------------
                                                                                             (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).................................................................  $     (9,549) $    128,139  $    103,978
Add (Deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
  Depreciation and amortization...................................................       301,556       231,075       191,504
  Deferred taxes..................................................................        17,236        75,015        19,603
  Investment income...............................................................       (83,395)      (57,947)      (43,188)
  Minority share of income (loss).................................................        (6,813)       26,690        25,858
  Gain on sale of cellular interests and other investments........................       (41,438)     (138,735)      (86,625)
  Noncash interest expense........................................................        24,289        17,042        12,761
  Other noncash expense...........................................................        16,561        24,022        16,946
  Change in accounts receivable...................................................       (41,900)      (28,687)      (33,346)
  Change in materials and supplies................................................       (25,827)       (2,395)       (2,999)
  Change in accounts payable......................................................        32,498        23,531       (11,630)
  Change in accrued taxes.........................................................         7,612        (8,249)        6,252
  Change in other assets and liabilities..........................................        15,677         5,493        11,762
                                                                                    ------------  ------------  ------------
                                                                                         206,507       294,994       210,876
                                                                                    ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings.......................................................       260,099        15,846       334,323
  Repayment of long-term debt.....................................................      (121,958)      (34,200)      (30,734)
  Change in notes payable.........................................................       368,858       (27,133)       80,351
  Trust preferred securities......................................................       144,788       --            --
  Dividends paid..................................................................       (27,193)      (26,231)      (23,972)
  Proceeds from the issuance of subsidiaries' stock...............................       --            195,265       --
  Repurchase of Common Shares.....................................................       (69,942)      --            --
  Other financing activities......................................................        (7,064)        1,349         9,506
                                                                                    ------------  ------------  ------------
                                                                                         547,588       124,896       369,474
                                                                                    ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures............................................................      (786,317)     (550,204)     (359,996)
  Investments in cellular investment entities and license costs...................       (20,084)      (23,134)      (25,025)
  Distributions from investments..................................................        56,413        25,453         9,062
  Investments in PCS licenses.....................................................        (5,034)      (26,548)     (326,035)
  Proceeds from investment sales..................................................        84,230       221,542       197,558
  Acquisitions, net of cash acquired..............................................      (128,979)      (31,019)      (53,770)
  Change in temporary investments and marketable securities.......................        36,422       (30,797)       11,871
  Other investing activities......................................................         2,629        (2,666)       (3,632)
                                                                                    ------------  ------------  ------------
                                                                                        (760,720)     (417,373)     (549,967)
                                                                                    ------------  ------------  ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS..............................        (6,625)        2,517        30,383
CASH AND CASH EQUIVALENTS
  Beginning of period.............................................................        57,633        55,116        24,733
                                                                                    ------------  ------------  ------------
  End of period...................................................................  $     51,008  $     57,633  $     55,116
                                                                                    ------------  ------------  ------------
                                                                                    ------------  ------------  ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       TELEPHONE AND DATA SYSTEMS, INC.
                      CONSOLIDATED BALANCE SHEETS--ASSETS

                                                                                                          DECEMBER 31,
                                                                                                   --------------------------
                                                                                                       1997          1996
                                                                                                   ------------  ------------
                                                                                                     (DOLLARS IN THOUSANDS)
CURRENT ASSETS
Cash and cash equivalents........................................................................  $     51,008  $     57,633
Temporary investments............................................................................        24,559        61,664
Construction funds...............................................................................           775         1,405
Accounts receivable
  Due from customers, less allowance of $15,102 and $6,090, respectively.........................       148,811        97,093
  Other, principally connecting companies........................................................        98,487        84,119
Materials and supplies, at average cost..........................................................        55,127        29,125
Other............................................................................................        29,517        15,031
                                                                                                   ------------  ------------
                                                                                                        408,284       346,070
                                                                                                   ------------  ------------
INVESTMENTS
Cellular license costs, net of amortization......................................................     1,190,917     1,088,409
Cellular minority interests......................................................................       138,367       206,390
Broadband PCS license acquisition costs, net of amortization.....................................       319,918       322,420
Franchise and other costs in excess of the underlying book value of subsidiaries, net of
 amortization....................................................................................       180,669       181,845
Other investments................................................................................       142,713       144,840
                                                                                                   ------------  ------------
                                                                                                      1,972,584     1,943,904
                                                                                                   ------------  ------------
PROPERTY, PLANT AND EQUIPMENT
Cellular
In service and under construction................................................................     1,212,575       846,005
Less accumulated depreciation....................................................................       272,322       195,251
                                                                                                   ------------  ------------
                                                                                                        940,253       650,754
                                                                                                   ------------  ------------
Telephone
In service and under construction, substantially at original cost................................     1,420,890     1,293,779
Less accumulated depreciation....................................................................       590,123       524,418
                                                                                                   ------------  ------------
                                                                                                        830,767       769,361
                                                                                                   ------------  ------------
PCS
In service and under construction................................................................       642,122       324,703
Less accumulated depreciation....................................................................        38,018         1,980
                                                                                                   ------------  ------------
                                                                                                        604,104       322,723
                                                                                                   ------------  ------------
Radio Paging
In service and under construction................................................................       118,275       113,000
Less accumulated depreciation....................................................................        75,045        61,528
                                                                                                   ------------  ------------
                                                                                                         43,230        51,472
                                                                                                   ------------  ------------
Other
In service and under construction................................................................        96,809        82,781
Less accumulated depreciation....................................................................        49,510        48,202
                                                                                                   ------------  ------------
                                                                                                         47,299        34,579
                                                                                                   ------------  ------------
                                                                                                      2,465,653     1,828,889
                                                                                                   ------------  ------------
OTHER ASSETS AND DEFERRED CHARGES................................................................       125,080        82,106
                                                                                                   ------------  ------------
                                                                                                   $  4,971,601  $  4,200,969
                                                                                                   ------------  ------------
                                                                                                   ------------  ------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
       CONSOLIDATED BALANCE SHEETS--LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                          DECEMBER 31,
                                                                                                   --------------------------
                                                                                                       1997          1996
                                                                                                   ------------  ------------
                                                                                                     (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES
Current portion of long-term debt and preferred shares...........................................  $     16,115  $     38,197
Notes payable....................................................................................       527,587       160,537
Accounts payable.................................................................................       239,783       205,427
Advance billings and customer deposits...........................................................        33,640        32,434
Accrued interest.................................................................................        18,284        11,777
Accrued taxes....................................................................................         6,961         3,194
Accrued compensation.............................................................................        23,386        10,279
PCS microwave relocation costs...................................................................         7,354        17,046
Other............................................................................................        32,775        30,376
                                                                                                   ------------  ------------
                                                                                                        905,885       509,267
                                                                                                   ------------  ------------
DEFERRED LIABILITIES AND CREDITS
Net deferred income tax liability................................................................       202,680       183,792
Postretirement benefits obligation other than pensions...........................................        11,364        11,451
Other............................................................................................        21,602        19,663
                                                                                                   ------------  ------------
                                                                                                        235,646       214,906
                                                                                                   ------------  ------------
LONG-TERM DEBT, excluding current portion........................................................     1,264,218       982,232
                                                                                                   ------------  ------------
REDEEMABLE PREFERRED SHARES, excluding current portion...........................................           180           280
                                                                                                   ------------  ------------
MINORITY INTEREST in subsidiaries................................................................       416,566       432,343
                                                                                                   ------------  ------------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY
 COMPANY SUBORDINATED DEBENTURES (a).............................................................       150,000       --
                                                                                                   ------------  ------------
NONREDEEMABLE PREFERRED SHARES...................................................................        30,987        29,000
                                                                                                   ------------  ------------
COMMON STOCKHOLDERS' EQUITY
Common Shares, par value $1 per share; authorized 100,000,000 shares; issued and outstanding
 54,443,260 and 54,237,180 shares, respectively..................................................        54,443        54,237
Series A Common Shares, par value $1 per share; authorized 25,000,000 shares; issued and
 outstanding 6,936,277 and 6,916,546 shares, respectively........................................         6,936         6,917
Common Shares issuable, 10,480 and 30,977 shares, respectively...................................           499         1,461
Capital in excess of par value...................................................................     1,664,432     1,661,093
Treasury Shares, at cost, 794,576 shares.........................................................       (30,682)      --
Retained earnings................................................................................       272,491       309,233
                                                                                                   ------------  ------------
                                                                                                      1,968,119     2,032,941
                                                                                                   ------------  ------------
                                                                                                   $  4,971,601  $  4,200,969
                                                                                                   ------------  ------------
                                                                                                   ------------  ------------

---------

(a) As described in Note 9, the sole asset of TDS Capital I is $154.6 million principal amount of 8.5% subordinated debentures due 2037 from TDS.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         TELEPHONE AND DATA SYSTEMS, INC.
             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY


                                                                  SERIES A     COMMON     CAPITAL IN
                                                       COMMON      COMMON      SHARES     EXCESS OF     TREASURY    RETAINED
                                                       SHARES      SHARES     ISSUABLE    PAR VALUE      SHARES     EARNINGS
                                                      ---------  -----------  ---------  ------------  ----------  -----------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE, DECEMBER 31, 1994..........................  $  47,938   $   6,887   $   1,995  $  1,288,453  $   --      $   127,765
Net Income..........................................     --          --          --           --           --          103,978
Dividends
  Common and Series A Common Shares.................     --          --          --           --           --          (21,910)
  Preferred Shares..................................     --          --          --           --           --           (2,507)
Acquisitions........................................      2,948      --          --           125,231      --          --
Dividend reinvestment, incentive and benefit
 plans..............................................        186          18      --             6,994      --          --
Conversion of Preferred Shares......................         43      --          --            (2,962)     --          --
Conversion of Series A Common Shares................         12         (12)     --           --           --          --
Shares issued pursuant to acquisition agreements....         10      --            (499)          489      --          --
Other...............................................     --          --          --              (692)     --          --
                                                      ---------  -----------  ---------  ------------  ----------  -----------
BALANCE, DECEMBER 31, 1995..........................     51,137       6,893       1,496     1,417,513      --          207,326
Net Income..........................................     --          --          --           --           --          128,139
Dividends
  Common and Series A Common Shares.................     --          --          --           --           --          (24,274)
  Preferred Shares..................................     --          --          --           --           --           (1,958)
Acquisitions........................................      2,635      --             464       110,648      --          --
Dividend reinvestment, incentive and benefit
 plans..............................................        100          27      --             4,487      --          --
Conversion of Preferred Shares......................        352      --          --             4,422      --          --
Conversion of Series A Common Shares................          3          (3)     --           --           --          --
Shares issued pursuant to acquisition agreements....         10      --            (499)          489      --          --
Gain on sale of subsidiary stock....................     --          --          --           114,056      --          --
Other...............................................     --          --          --             9,478      --          --
                                                      ---------  -----------  ---------  ------------  ----------  -----------
BALANCE, DECEMBER 31, 1996..........................     54,237       6,917       1,461     1,661,093      --          309,233
Net (Loss)..........................................     --          --          --           --           --           (9,549)
Dividends
  Common and Series A Common Shares.................     --          --          --           --           --          (25,300)
  Preferred Shares..................................     --          --          --           --           --           (1,893)
Acquisitions........................................     --          --          --             3,601      39,084      --
Repurchase Common Shares............................     --          --          --           --          (69,942)     --
Dividend reinvestment, incentive and benefit
 plans..............................................        122          19      --             4,707         176      --
Conversion of Preferred Shares......................         68      --          --             1,419      --          --
Shares issued pursuant to acquisition agreements....         16      --            (723)          707      --          --
Other...............................................     --          --            (239)       (7,095)     --          --
                                                      ---------  -----------  ---------  ------------  ----------  -----------
BALANCE, DECEMBER 31, 1997..........................  $  54,443   $   6,936   $     499  $  1,664,432  $  (30,682) $   272,491
                                                      ---------  -----------  ---------  ------------  ----------  -----------
                                                      ---------  -----------  ---------  ------------  ----------  -----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                          TELEPHONE AND DATA SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--PROPOSED CORPORATE RESTRUCTURING

    The Board of Directors of Telephone and Data Systems, Inc. (the "Board") has adopted a proposal which, if approved by shareholders and implemented by the Board, would authorize the Board to issue three new classes of common stock and change the state of incorporation of Telephone and Data Systems, Inc. ("TDS" or "The Company") from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of the Company's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

    The Tracking Stocks are intended to result in greater market recognition of the value (individually and collectively) of the Company and of the Company's three principal business groups ("Tracking Groups"), thereby enhancing shareholder value over the long term, while at the same time enabling the Company's businesses to preserve the benefits of being part of a consolidated enterprise. The Tracking Stock Proposal is expected to:

    - provide the Company with greater flexibility in raising capital and making acquisitions, using equity securities specifically related to the Tracking Groups,

    - enable the Company to more effectively tailor employee benefit plans to provide incentives to employees of the Tracking Groups,

    - provide shareholders with the opportunity to invest in separate securities that specifically reflect the underlying businesses, depending upon their investment objectives, and

    - permit shareholders to continue to invest in all of the TDS businesses through the Common Shares and the Series A Common Shares.

    The Cellular Group Shares, when issued, are intended to reflect the separate performance of the Cellular Group, which consists of the Company's interest in United States Cellular Corporation, a subsidiary of the Company. The Telecom Group Shares, when issued, are intended to reflect the separate performance of the Telecom Group, which primarily consists of the Company's interest in TDS Telecommunications Corporation, a subsidiary of the Company. The Aerial Group Shares, when issued, are intended to reflect the separate performance of the Aerial Group, which consists of the Company's interest in Aerial Communications, Inc., a subsidiary of the Company.

    Subject to approval of the Tracking Stock Proposal by shareholders, the Company intends to:

    - offer and sell Telecom Group Shares in a public offering for cash, subject to prevailing market and other conditions (the "Telecom Public Offering"), and allocate the net proceeds thereof to the Telecom Group,

    - issue Cellular Group Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by the Company, subject to approval by the board of directors and the shareholders of U.S. Cellular (the "U.S. Cellular Merger"),

    - issue Aerial Group Shares in exchange for all of the Common Shares of Aerial which are not owned by the Company, subject to approval by the board of directors and the shareholders of Aerial (the "Aerial Merger"), and

    - distribute one Cellular Group Share, two-thirds of a Telecom Group Share and two-thirds of an Aerial Group Share in the form of a stock dividend with respect to each outstanding Series A Common Share and Common Share of the Company (the "Distribution").

    It is currently expected that the Distribution would take place in July 1998 or later, after the completion of the Telecom Public Offering, the U.S. Cellular Merger and the Aerial Merger.

    The TDS Series A Common Shares and Common Shares will continue to be outstanding and are intended to reflect the performance of the Cellular Group, the Telecom Group and the Aerial Group to the extent of the Retained Interest in the respective groups, and to reflect the performance of the other assets and businesses attributed to the TDS Group.

    Subject to the completion of the U.S. Cellular Merger and the Aerial Merger, the Company intends to terminate certain intercompany agreements between the Company and U.S. Cellular and Aerial, respectively. Thereafter, some or all of the policies between the Company and such subsidiaries would be determined solely by methods that management of the Company believes to be reasonable. Many of such policies would continue the arrangements which presently exist between the Company and U.S. Cellular or Aerial pursuant to the intercompany agreements, but the Company would have no contractual obligation to continue such policies after the intercompany agreements have been terminated.

    If the Tracking Stock Proposal is approved by the shareholders and implemented by the Board, following the issuance of the Tracking Stocks, the Company will prepare and file with the Securities and Exchange Commission, consolidated financial statements of the Company and financial statements of the Cellular Group, the Telecom Group and the Aerial Group for so long as the respective Tracking Stock is outstanding and the TDS Group for as long as any Tracking Stock is outstanding.

    For additional information regarding the Tracking Stock Proposal, see "Proposed Corporate Restructuring" in Management's Discussion and Analysis of Results of Operations and Financial Condition.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Telephone and Data Systems, Inc. is a diversified telecommunications company which, at December 31, 1997, provided high-quality telecommunications services to approximately 3.2 million cellular telephone, telephone, personal communications services ("PCS") and radio paging customers in 37 states and the District of Columbia. The Company conducts substantially all of its cellular telephone operations through its currently 81.1%-owned subsidiary, United States Cellular Corporation, its telephone operations through its currently wholly owned subsidiary, TDS Telecommunications Corporation, its PCS operations through its currently 82.5%-owned subsidiary, Aerial Communicatons, Inc., and its radio paging operations through its currently 81.9%-owned subsidiary, American Paging, Inc. ("American Paging"). See Note 14--Business Segment Information for summary financial information on each business segment.

    The Company has an agreement with a nonaffiliated third party to contribute assets and certain liabilities of American Paging to a newly formed company. See
Note 5--Acquisitions, Exchanges and Divestitures.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRINCIPLES OF CONSOLIDATION

    The accounting policies of TDS conform to generally accepted accounting principles. The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the cellular partnerships in which TDS has a majority general partnership interest. All material intercompany items have been eliminated. Investments in entities in which the Company does not have a controlling interest are generally accounted for using the equity method.

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

CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

    Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as temporary investments. Temporary investments are stated at cost. Those investments with original maturities of more than 12 months are classified as marketable securities and are stated at amortized cost.

    The carrying amounts of Cash and Cash Equivalents and Temporary Investments approximate fair value due to the short-term nature of these investments.

INVESTMENTS

    Cellular license costs consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses or minority interests which have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization amounted to $29.8 million, $28.5 million and $27.8 million in 1997, 1996 and 1995, respectively. Accumulated amortization of cellular license costs was $129.6 million and $112.2 million at December 31, 1997 and 1996, respectively. Included in cellular license costs is approximately $281 million and $322 million at December 31, 1997 and 1996, respectively, of goodwill related to various acquisitions structured to be tax-free.

    Cellular minority interests consist of cellular entities in which TDS holds a minority interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements where the Company's ownership interest equals or exceeds 3% ($135.5 million and $196.0 million at December 31, 1997 and 1996, respectively). Income and losses from these entities are reflected in the consolidated income statements on a pretax basis. At December 31, 1997, the cumulative share of income from minority cellular investments accounted for under the equity method was $263.3 million, of which $121.9 million was undistributed. The cost method of accounting is followed for certain minority interests where the Company's ownership interest is less than 3% ($2.8 million and $10.4 million at December 31, 1997 and 1996, respectively).

    Broadband PCS license costs consist of costs incurred in acquiring PCS licenses ($284.9 million) and capitalized interest ($39.7 million). These costs are amortized over 40 years upon commencement of operations. Amortization amounted to $4.7 million in 1997. Accumulated amortization of Broadband PCS license costs was $4.7 million at December 31, 1997.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Franchise and other costs include the costs in excess of the underlying book value of acquired telephone companies. Costs aggregating $209.1 million and $205.1 million at December 31, 1997 and 1996, respectively, relating to acquisitions since November 1, 1970, are being amortized on a straight-line basis over a 40-year period. Amortization amounted to $5.2 million, $4.9 million and $4.4 million in 1997, 1996 and 1995, respectively. Accumulated amortization of excess cost was $34.9 million and $29.6 million at December 31, 1997 and 1996, respectively. Costs in excess of the underlying book value relating to acquisitions initiated before November 1, 1970, aggregating $6.5 million, are not being amortized. Included in franchise and other costs is approximately $135 million and $143 million at December 31, 1997 and 1996, respectively, of goodwill related to various acquisitions structured to be tax-free.

    Other investments consist of the following:


                                                                                                            DECEMBER 31,
                                                                                                      ------------------------
                                                                                                         1997         1996
                                                                                                      -----------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
Narrowband PCS license costs........................................................................  $    60,304  $    60,304
Minority investments................................................................................       25,073       23,633
Long-term notes receivable..........................................................................       10,691       14,974
Rural Telephone Bank Stock, at cost.................................................................        7,175        6,639
Marketable equity securities........................................................................        1,621        2,673
Marketable non-equity securities....................................................................       31,024       29,735
Other...............................................................................................        6,825        6,882
                                                                                                      -----------  -----------
                                                                                                      $   142,713  $   144,840
                                                                                                      -----------  -----------
                                                                                                      -----------  -----------

    At December 31, 1997, the cumulative share of income from minority investments accounted for under the equity method was $6.3 million, of which $3.9 million was undistributed.

    The Company's investment in debt securities with original maturities of more than 12 months are classified as marketable non-equity securities and held-to-maturity. They are stated at amortized cost.

    Information regarding the Company's marketable non-equity securities is summarized below.

                                                                                                             DECEMBER 31,
                                                                                                         --------------------
                                                                                                           1997       1996
                                                                                                         ---------  ---------
                                                                                                             (DOLLARS IN
                                                                                                              THOUSANDS)
Held-to-Maturity
  U.S. Treasury and other U.S. government corporations and agencies
    Aggregate Fair Value
      Current..........................................................................................  $  10,025  $  46,622
      Noncurrent.......................................................................................     31,921     29,882
    Amortized Cost Basis
      Current..........................................................................................     10,529     46,603
      Noncurrent.......................................................................................     31,024     29,735
    Gross Unrealized Holding Gains.....................................................................        393        174
    Gross Unrealized Holding Losses....................................................................  $  --      $       8

    The noncurrent investments have contractual maturities of more than one to five years at December 31, 1997 and 1996. No sales or transfers of securities classified as held-to-maturity occurred during 1997 and 1996.

IMPAIRMENT OF LONG-LIVED ASSETS

    Effective January 1, 1996, the Company implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under SFAS No. 121, the Company is required to review long-lived assets and certain identifiable

                       TELEPHONE AND DATA SYSTEMS, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

intangibles for impairment whenever events or changes in circumstances indicate that the book value of a long-lived asset is not recoverable. An impairment loss would be recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable. The implementation of SFAS No. 121 did not have an impact on the Company's financial position or results of operations.

REVENUE RECOGNITION

    TDS's revenues are recognized when earned. TDS's telephone subsidiaries participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdiction and by access charges in the interstate market. Revenues earned through the various pooling processes are initially recorded based on the Company's estimates.

ADVERTISING COSTS

    The Company expenses advertising costs as incurred.

EARNINGS PER COMMON SHARE

    The Company adopted SFAS No. 128, "Earnings per Share," effective December 31, 1997. Earnings per Common Share amounts for 1996 and 1995 have been restated to conform to current period presentation. The effect of this accounting change was to increase Earnings per Common Share--Basic by $.01 and $.03 in 1996 and 1995, respectively. The adoption of SFAS No. 128 had no effect on Earnings per Common Share--Diluted.

    The amounts used in computing Earnings per Common Share and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                         ------------------------------------
                                                                                            1997        1996         1995
                                                                                         ----------  -----------  -----------
                                                                                          (DOLLARS AND SHARES IN THOUSANDS)
Net Income (Loss)......................................................................  $   (9,549) $   128,139  $   103,978
Less: Preferred Dividends..............................................................      (1,892)      (1,957)      (2,509)
                                                                                         ----------  -----------  -----------
Net Income (Loss) Available to Common used in Earnings per Share-- Basic...............     (11,441)     126,182      101,469
Reduction in preferred dividends if Preferred Shares converted into Common Shares......      --              671          998
Minority Income Adjustment.............................................................        (100)        (152)        (271)
                                                                                         ----------  -----------  -----------
Net Income (Loss) Available to Common used in Earnings per Share-- Diluted.............  $  (11,541) $   126,701  $   102,196
                                                                                         ----------  -----------  -----------
                                                                                         ----------  -----------  -----------
Weighted Average Number of Common Shares used in Earnings per Share--Basic.............      60,211       60,464       57,456
Effect of Dilutive Securities:
  Common Shares outstanding if Preferred Shares converted..............................      --              543        1,033
  Stock Options and Stock Appreciation Rights..........................................      --              165          159
  Common Shares issuable...............................................................      --               28           33
                                                                                         ----------  -----------  -----------
Weighted Average Number of Common Shares used in Earnings per Share--Diluted...........      60,211       61,200       58,681
                                                                                         ----------  -----------  -----------
                                                                                         ----------  -----------  -----------

    For 1997, Preferred Shares convertible into 917,000 Common Shares, 130,000 stock options and stock appreciation rights and 15,000 Common Shares issuable in the future were not included in computing diluted Earnings per Common Share because their effects were antidilutive. For 1996 and 1995, Preferred Shares convertible into 428,000 and 477,000 Common Shares, respectively, were not included in computing diluted Earnings per Common Share because their effects were antidilutive.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's issuable securities were outstanding.

SUPPLEMENTAL CASH FLOW DISCLOSURES

    Following are supplemental cash flow disclosures for interest and income taxes paid, acquisitions and certain noncash transactions.

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                           ---------------------------------
                                                                                             1997        1996        1995
                                                                                           ---------  -----------  ---------
                                                                                                (DOLLARS IN THOUSANDS)
Interest paid............................................................................  $  70,741  $    52,835  $  49,475
Income taxes paid........................................................................     10,743       67,967     60,515
Common Shares issued for conversion of Preferred Shares..................................      1,487        4,602        948
Increase in PCS network equipment and prepaid infrastructure costs through the issuance
  of long-term debt and interim financing................................................     84,335      100,000     --
Additions to property, plant and equipment financed through accounts payable and accrued
  expenses...............................................................................  $  46,104  $    87,109  $   3,943

    TDS has acquired operating telephone companies, certain cellular licenses and operating companies and certain other assets since January 1, 1995. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed, and Common Shares and Preferred Shares issued:

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                         -------------------------------------
                                                                                            1997         1996         1995
                                                                                         -----------  -----------  -----------
                                                                                                (DOLLARS IN THOUSANDS)
Property, plant and equipment..........................................................  $   120,365  $    55,692  $    56,132
Cellular licenses......................................................................      137,409       95,447      129,510
(Decrease) increase in investment in cellular minority interests.......................      (89,205)      (3,641)         977
Franchise and other costs..............................................................        2,452       17,679       25,657
Long-term debt.........................................................................       (4,857)     (22,979)      (9,254)
Deferred credits.......................................................................        1,104       (6,205)        (538)
Other assets and liabilities, excluding cash and cash equivalents......................        7,396        8,188       (8,084)
Common Shares issued and issuable......................................................      (42,685)    (113,128)    (127,836)
Preferred Shares issued................................................................       (3,000)     --           --
U.S. Cellular Common Shares issued and issuable........................................      --               (34)     (12,794)
                                                                                         -----------  -----------  -----------
Decrease in cash due to acquisitions...................................................  $   128,979  $    31,019  $    53,770
                                                                                         -----------  -----------  -----------
                                                                                         -----------  -----------  -----------

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 3--INCOME TAXES

    TDS files a consolidated federal income tax return. Income tax provisions charged to net income are summarized as follows:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                       --------------------------------------
                                                                                          1997         1996          1995
                                                                                       ----------  ------------  ------------
                                                                                               (DOLLARS IN THOUSANDS)
Current:
  Federal............................................................................  $    4,533  $     31,356  $     44,690
  State..............................................................................       6,790        17,275        16,736
Deferred:
  Federal............................................................................      13,302        67,040        19,253
  State..............................................................................       4,453        10,072         2,386
Amortization of deferred investment tax credits......................................        (519)       (2,097)       (2,036)
                                                                                       ----------  ------------  ------------
Total income tax expense.............................................................  $   28,559  $    123,646  $     81,029
                                                                                       ----------  ------------  ------------
                                                                                       ----------  ------------  ------------

    Investment tax credits resulting from investments in telephone plant and equipment have been deferred and are being amortized over the service lives of the related property.

    A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes is as follows:

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                           ----------------------------------
                                                                                              1997        1996        1995
                                                                                           ----------  -----------  ---------
                                                                                                 (DOLLARS IN THOUSANDS)
Statutory federal income tax rate........................................................  $    6,653  $    88,125  $  64,752
State income taxes, net of federal benefit...............................................       6,958       17,358     12,067
Amortization of license acquisition costs and costs in excess of book value..............       5,276        4,280      4,440
Dividend exclusion and other permanent items.............................................         752          377       (250)
Amortization of deferred investment tax credits..........................................        (519)      (2,014)    (1,850)
Effects of corporations not included in consolidated federal tax return..................       1,409        2,351      2,035
Sale of cellular interests...............................................................       5,549       12,337     --
Rate difference of federal net operating loss............................................       1,246      --          --
Regulatory adjustment....................................................................         101          624        595
Deferred investment tax credit...........................................................         399          365        197
Other differences, net...................................................................         735         (157)      (957)
                                                                                           ----------  -----------  ---------
Income tax expense.......................................................................  $   28,559  $   123,646  $  81,029
                                                                                           ----------  -----------  ---------
                                                                                           ----------  -----------  ---------

    Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax bases.

    The Company's current net deferred tax assets totaled $3.7 million and $2.7 million as of December 31, 1997 and 1996, respectively. The net current deferred tax asset primarily represents the deferred tax effects of unearned revenues.

                          TELEPHONE AND DATA SYSTEMS, INC.

NOTE 3--INCOME TAXES (CONTINUED)

    The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1997 and 1996, are as follows:

                                                                                                            DECEMBER 31,
                                                                                                      ------------------------
                                                                                                         1997         1996
                                                                                                      -----------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
Deferred Tax Asset:
  Net operating loss carryforwards..................................................................  $    55,363  $    17,055
  Taxes on acquisitions.............................................................................       54,134      --
  Alternative minimum tax credit carryforward.......................................................       21,205       10,433
  Postretirement benefits...........................................................................        4,819        4,819
  Amortization of deferred charges..................................................................        1,614       10,990
  Other.............................................................................................        3,511        4,069
                                                                                                      -----------  -----------
                                                                                                          140,646       47,366
Less valuation allowance............................................................................      (29,001)     (16,891)
                                                                                                      -----------  -----------
  Net Deferred Tax Asset............................................................................      111,645       30,475
                                                                                                      -----------  -----------
Deferred Tax Liability:
  Property, plant and equipment.....................................................................      134,672       86,056
  Investment in equity securities...................................................................       64,603       40,540
  Licenses..........................................................................................       55,756       38,656
  Partnership investments...........................................................................       25,687       26,965
  Capitalized interest..............................................................................       18,721       17,810
  Other.............................................................................................       14,886        4,240
                                                                                                      -----------  -----------
Total Deferred Tax Liability........................................................................      314,325      214,267
                                                                                                      -----------  -----------
  Net Deferred Income Tax Liability.................................................................  $   202,680  $   183,792
                                                                                                      -----------  -----------
                                                                                                      -----------  -----------

    At December 31, 1997, TDS had $21.2 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years. TDS had $60.5 million of federal net operating loss carryforward (generating a $19.9 million deferred tax asset) at December 31, 1997, expiring in 2012 which is available to offset future consolidated taxable income. In addition, TDS had $496.7 million of state net operating loss carryforward (generating a $35.5 million deferred tax asset) at December 31, 1997, expiring between 1997 and 2012 which is available to offset future taxable income primarily of the individual subsidiaries which generated the loss. A valuation allowance was established for the state operating loss carryforwards since it is more likely than not that a portion will expire before such carryforwards can be utilized.

NOTE 4--PROPERTY PLANT AND EQUIPMENT

CELLULAR

    Cellular property, plant and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 10.3%, 10.4% and 10.0% in 1997, 1996 and 1995, respectively.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 4--PROPERTY PLANT AND EQUIPMENT (CONTINUED)

    Cellular property, plant and equipment in service and under construction consists of:

                                                                                                           DECEMBER 31,
                                                                                                    --------------------------
                                                                                                        1997          1996
                                                                                                    -------------  -----------
                                                                                                      (DOLLARS IN THOUSANDS)
Operating plant and equipment.....................................................................  $     923,480  $   641,600
Buildings and leasehold improvements..............................................................        136,023       86,533
Office furniture, equipment and vehicles..........................................................         89,987       71,674
Land..............................................................................................         63,085       46,198
                                                                                                    -------------  -----------
                                                                                                    $   1,212,575  $   846,005
                                                                                                    -------------  -----------
                                                                                                    -------------  -----------

TELEPHONE

    Telephone property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction ("AFUDC"). AFUDC, a noncash item of nonoperating income, totaled $686,000, $825,000 and $682,000 in 1997, 1996 and 1995, respectively. The composite weighted average rates were 5.5%, 7.3% and 9.3% in 1997, 1996 and 1995, respectively. The amount of such allowance has varied principally as a result of changes in the level of construction work in process and in the cost of capital.

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

    Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Composite depreciation rates, as applied to the average cost of depreciable property were 7.4%, 7.2% and 7.1% in 1997, 1996 and 1995, respectively.

    Telephone property, plant and equipment in service and under construction consists of:

                                                                                                          DECEMBER 31,
                                                                                                  ----------------------------
                                                                                                      1997           1996
                                                                                                  -------------  -------------
                                                                                                     (DOLLARS IN THOUSANDS)
Land and buildings..............................................................................  $      67,203  $      67,181
Central office equipment........................................................................        399,016        372,008
Cable and wire..................................................................................        719,945        639,537
Furniture and office equipment..................................................................        112,921         77,046
Vehicles and other equipment....................................................................         42,632         39,928
Plant under construction........................................................................         52,677         59,213
Non-regulated investments and other.............................................................         26,496         38,866
                                                                                                  -------------  -------------
                                                                                                  $   1,420,890  $   1,293,779
                                                                                                  -------------  -------------
                                                                                                  -------------  -------------

    The Company's telephone operations follow accounting for regulated enterprises prescribed by SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Management periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. Management believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

    In analyzing the effect of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and therefore, any adjustments to telecommunications plant would be immaterial, as would be the write-off of regulatory assets and liabilities.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 4--PROPERTY PLANT AND EQUIPMENT (CONTINUED)

PCS

    PCS property, plant and equipment is stated at original cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 10.9%, 20.2% and 2.2% in 1997, 1996 and 1995, respectively.

    PCS property, plant and equipment in service and under construction consists of:

                                                                                                            DECEMBER 31,
                                                                                                      ------------------------
                                                                                                         1997         1996
                                                                                                      -----------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
Network.............................................................................................  $   514,525  $   --
Information systems.................................................................................       83,950       15,951
Office equipment....................................................................................       15,800        3,180
Leasehold improvements and other....................................................................        8,466        1,442
Work in process.....................................................................................       19,381      233,830
Prepaid network infrastructure costs................................................................      --            70,300
                                                                                                      -----------  -----------
                                                                                                      $   642,122  $   324,703
                                                                                                      -----------  -----------
                                                                                                      -----------  -----------

    Work in process includes expenditures for the design, construction and testing of the Company's PCS networks as well as the cost to relocate dedicated private microwave links currently operating in the Company's spectrum in its PCS markets. Work in process also includes the costs associated with developing information systems. The Company capitalized interest on certain of its work in process expenditures totaling $6.0 million and $1.2 million in 1997 and 1996, respectively. When assets are placed in service, the Company transfers the assets to the appropriate property and equipment category.

    Prepaid network infrastructure costs include the excess of the proceeds from the sale of notes over the Company's current obligations (i.e. financed purchases under a Credit Agreement with Nokia Telecomunications, Inc.) to Nokia. The Company paid Nokia for a portion of 1997 equipment purchases by reducing the amount of the prepaid balance by the cost of the equipment purchased. Nokia paid the Company monthly interest on the unused portion of the note proceeds.

RADIO PAGING

    Radio Paging property, plant and equipment is stated at original cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 24.6%, 27.9% and 22.1% in 1997, 1996 and 1995, respectively.

    Radio Paging property, plant and equipment in service and under construction consists of:

                                                                                                            DECEMBER 31,
                                                                                                      ------------------------
                                                                                                         1997         1996
                                                                                                      -----------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
Subscriber devices..................................................................................  $    41,059  $    39,714
Terminals and transmitters..........................................................................       48,181       44,251
Computer equipment..................................................................................       16,402       16,595
Furniture and fixtures..............................................................................       10,515       10,314
Other...............................................................................................        2,118        2,126
                                                                                                      -----------  -----------
                                                                                                      $   118,275  $   113,000
                                                                                                      -----------  -----------
                                                                                                      -----------  -----------

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 4--PROPERTY PLANT AND EQUIPMENT (CONTINUED)

OTHER

    Other property, plant and equipment is stated at original cost. Depreciation is provided using the straight-line method over the estimated useful lives of assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 12.3%, 15.9% and 10.0% in 1997, 1996 and 1995, respectively.

    Other property, plant and equipment in service and under construction consists of:

                                                                                                             DECEMBER 31,
                                                                                                         --------------------
                                                                                                           1997       1996
                                                                                                         ---------  ---------
                                                                                                             (DOLLARS IN
                                                                                                              THOUSANDS)
Computer equipment.....................................................................................  $  54,062  $  42,682
Furniture and fixtures.................................................................................     18,710     15,772
Cable, printing and other equipment....................................................................     12,138     11,737
Work in progress.......................................................................................     11,899      5,055
Capital leases.........................................................................................     --          7,535
                                                                                                         ---------  ---------
                                                                                                         $  96,809  $  82,781
                                                                                                         ---------  ---------
                                                                                                         ---------  ---------

    Certain costs relating to the development of computer software for internal use are capitalized and are amortized over the estimated five-year life of the software.

NOTE 5--ACQUISITIONS, EXCHANGES AND DIVESTITURES

    During 1997, 1996 and 1995, TDS and its subsidiaries completed the following business combinations:

                                                                                                         CONSIDERATION
                                                                                                 -----------------------------
                                                                                                                TDS AND USM
                                                                                                               COMMON STOCK,
                                                                                                                  AND TDS
                                                                                                    CASH      PREFERRED SHARES
                                                                                                 -----------  ----------------
                                                                                                    (DOLLARS IN THOUSANDS)
Acquisitions During 1997
  Cellular interests...........................................................................  $   128,828     $   32,486
  Telephone interests..........................................................................          151         13,200
Acquisitions During 1996
  Cellular interests...........................................................................  $    13,596     $   42,499
  Telephone interests..........................................................................       17,423         70,663
Acquisitions During 1995
  Cellular interests...........................................................................  $    41,885     $   94,542
  Telephone interests..........................................................................          250         46,087
  Paging interests.............................................................................        5,656         --
                                                                                                 -----------       --------

    Assuming that these acquisitions had taken place on January 1, 1996, unaudited pro forma results of operations from continuing operations would have been as follows:

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                  ----------------------------
                                                                                                      1997           1996
                                                                                                  -------------  -------------
                                                                                                     (DOLLARS IN THOUSANDS,
                                                                                                   EXCEPT PER SHARE AMOUNTS)
Operating Revenues..............................................................................  $   1,576,361  $   1,277,309
Net Income......................................................................................         11,680        142,078
Earnings per Common Share--Basic................................................................            .19           2.29
Earnings per Common Share--Diluted..............................................................  $         .19  $        2.27
                                                                                                  -------------  -------------

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 5--ACQUISITIONS, EXCHANGES AND DIVESTITURES (CONTINUED)

    EXCHANGE OF MARKETS WITH BELLSOUTH

    In October 1997, U.S. Cellular completed an exchange with BellSouth Corporation. Pursuant to the exchange, U.S. Cellular received majority interests representing approximately 4.0 million population equivalents in exchange for majority interests representing 2.0 million population equivalents, minority interests representing 1.2 million population equivalents and a net amount of $86.7 million in cash. The majority interests U.S. Cellular received are in 12 markets adjacent to its Iowa/Missouri and Wisconsin/Illinois/Indiana clusters.

    SALES OF CELLULAR AND OTHER INVESTMENTS

    The $41.4 million gain in 1997 reflects the sales of non-strategic cellular and other investments. U.S. Cellular sold its majority interests in one market and one market partition, minority interests in two other markets and received cash from the settlement of a legal matter. These sales, along with the sales of certain other investments by TDS, generated net cash proceeds of $84.2 million.

    The $138.7 million gain in 1996 reflects the sales of non-strategic cellular and other investments. U.S. Cellular sold its majority interests in eight markets and minority interests in two other markets, received cash from the settlement of two separate legal matters and received cash in an exchange of markets with another cellular operator. Aerial sold its majority interests in two markets. These transactions, along with the sales of certain other investments by TDS, generated net cash proceeds of $221.5 million.

    The $86.6 million gain in 1995 reflects the sales and exchanges of non-strategic cellular and other investments. U.S. Cellular sold its majority interests in six markets and its minority interests in six markets during 1995. These sales, along with the sales of marketable equity securities and certain other investments by TDS, generated net cash proceeds of $197.6 million.

    PENDING SALES OF MINORITY INTERESTS

    In December 1997, the Company announced that AirTouch Communications, Inc. ("AirTouch") will acquire interests owned by U.S. Cellular and TDS in cellular systems in 11 markets. AirTouch will issue approximately 5,000,000 shares of its common stock and pay approximately $54.2 million in cash to U.S. Cellular and TDS in exchange for these interests, which represent approximately 900,000 population equivalents. U.S. Cellular has also entered into an agreement to sell its minority interests in two other markets for $37.6 million in cash. Management expects that it will record a significant pretax gain upon the completion of the sales transaction. The sales are expected to be completed in the first half of 1998.

    AMERICAN PAGING MERGER

    In December 1997, the Company announced an agreement with TSR Paging, Inc. ("TSR") to combine their respective paging businesses. On February 10, 1998, the board of directors of American Paging approved a merger agreement providing for the acquisition by TDS of all of the issued and outstanding shares of American Paging not owned by TDS for cash in an amount equal to $2.50 per share, approximately $9.1 million in total. Upon consummation of the merger, TDS will contribute substantially all of the assets and certain, limited liabilities of American Paging, and TSR will contribute all of its assets and liabilities to a new limited liability company. The asset contribution agreement provides that, subject to adjustment, TDS will have a 30% interest and TSR will have a 70% interest in the new company. The formation of the new company, while subject to a number of conditions, including consummation of the merger and regulatory approvals, is expected to occur in the first half of 1998. TDS will adopt the equity method of accounting for its investment in the new company. TDS will not have any funding requirements once the combination is completed.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 5--ACQUISITIONS, EXCHANGES AND DIVESTITURES (CONTINUED)

    The following table summarizes the assets and liabilities which TDS would contribute to the new company.

                                                                                                           DECEMBER 31, 1997
                                                                                                          --------------------
                                                                                                              (DOLLARS IN
                                                                                                               THOUSANDS)
Current assets
  Cash..................................................................................................      $      3,058
  Temporary investments.................................................................................                61
  Accounts receivable...................................................................................             9,051
  Inventory.............................................................................................             6,851
  Other.................................................................................................             1,076
Property, plant and equipment, net......................................................................            41,762
Narrowband PCS license..................................................................................            60,901
Other investments.......................................................................................               429
Deferred assets.........................................................................................            10,959
Current liabilities
  Accounts payable......................................................................................              (942)
  Advance billings and customer deposits................................................................            (6,827)
  Accrued taxes.........................................................................................               (42)
                                                                                                                ----------
                                                                                                              $    126,337
                                                                                                                ----------
                                                                                                                ----------

NOTE 6--NOTES PAYABLE

    TDS has used short-term debt to finance its investments in PCS and radio paging operations, for acquisitions and for general corporate purposes. Long-term debt and equity financing from time to time, including sales of debt and equity securities by subsidiaries, have reduced such short-term debt. Proceeds from the issuance of long-term debt and equity securities retired $241.4 million, $131.2 million and $131.4 million of short-term debt in 1997, 1996 and 1995, respectively. Proceeds from the sales of non-strategic cellular and other investments from time to time in 1997, 1996 and 1995 have also been used to retire short-term debt.

    TDS had $644.2 million of bank lines of credit for general corporate purposes at December 31, 1997, all of which were committed. Unused amounts of such lines totaled $117.9 million, all of which were committed. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate.

    U.S. Cellular had $500.0 million of bank lines of credit for general corporate purposes as of December 31, 1997, all of which were unused. These line of credit agreements provide for borrowings at the London InterBank Offered Rate ("LIBOR") plus 26.5 basis points, due quarterly.

    The carrying amount of short-term debt approximates fair value due to the short-term nature of these instruments.

    Information concerning notes payable is shown in the table below:

                                                                                               DECEMBER 31,
                                                                                   -------------------------------------
                                                                                      1997         1996         1995
                                                                                   -----------  -----------  -----------
                                                                                          (DOLLARS IN THOUSANDS)
Balance at end of period.........................................................  $   527,587  $   160,537  $   184,320
Weighted average interest rate at end of period..................................          6.3%         6.0%         6.3%
Maximum amount outstanding during the period.....................................  $   587,683  $   204,140  $   184,320
Average amount outstanding during the period (1).................................  $   407,965  $   112,341  $   139,671
Weighted average interest rate during the period (1).............................          6.1%         5.8%         6.4%
                                                                                   -----------  -----------  -----------

---------

(1) The average was computed based on month-end balances.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 7--LONG-TERM DEBT

    Long-term debt is as follows:

                                                                                                          DECEMBER 31,
                                                                                                  ----------------------------
                                                                                                      1997           1996
                                                                                                  -------------  -------------
                                                                                                     (DOLLARS IN THOUSANDS)
Telephone and Data Systems, Inc. (Parent)
  Medium-term notes, 8% to 10%, due through 2025................................................  $     239,200  $     239,200
  Purchase contracts and other long-term notes, 9% to 14%, due through 2003.....................          2,440          3,175
                                                                                                  -------------  -------------
    Total Parent................................................................................        241,640        242,375
                                                                                                  -------------  -------------
Subsidiaries
  RUS, RTB and FFB Mortgage Notes, due through 2031, various rates averaging 5.5% in 1997, 5.4%
    in 1996 and 5.4% in 1995....................................................................        313,012        308,371
                                                                                                  -------------  -------------
  6% zero coupon convertible redeemable debentures, maturing in 2015............................        745,000        745,000
  Unamortized discount..........................................................................       (479,670)      (494,893)
                                                                                                  -------------  -------------
                                                                                                        265,330        250,107
                                                                                                  -------------  -------------
  7.25% notes, maturing in 2007.................................................................        250,000       --
                                                                                                  -------------  -------------
  Vendor financing, approximating 90-day Commercial Paper Rate plus 1.4% due through 2002.......       --              103,654
                                                                                                  -------------  -------------
  8.34% zero coupon notes, maturing in 2006.....................................................        226,245        226,245
  Unamortized discount..........................................................................       (114,161)      (122,502)
                                                                                                  -------------  -------------
                                                                                                        112,084        103,743
                                                                                                  -------------  -------------
  Interim vendor financing......................................................................         84,355       --
                                                                                                  -------------  -------------
  Other long-term notes, 0% to 12.6%, due through 2009..........................................         12,613         10,601
                                                                                                  -------------  -------------
    Total Subsidiaries..........................................................................      1,037,394        776,476
                                                                                                  -------------  -------------
Total long-term debt............................................................................      1,279,034      1,018,851
                                                                                                  -------------  -------------
  Less current portion..........................................................................         14,816         36,619
                                                                                                  -------------  -------------
Total long-term debt............................................................................  $   1,264,218  $     982,232
                                                                                                  -------------  -------------
                                                                                                  -------------  -------------

    The Medium-Term Notes ("MTNs") carry original maturities of 12 to 30 years, maturing at various times from 2003 to 2025. The MTNs may be redeemed by the Company at par value beginning in 1999.

    The RUS, RTB and FFB Mortgage Notes issued under certain loan agreements with the Rural Utilities Service ("RUS"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2031. Substantially all telephone plant is pledged under RUS and RTB mortgage notes and various other obligations of the telephone subsidiaries.

    U.S. Cellular sold $745 million principal amount at maturity of 20-year zero coupon 6% yield to maturity convertible redeemable debt in June 1995 with proceeds to the Company of $221.5 million. The unsecured notes are due in 2015 and there is no periodic payment of interest. The notes are convertible at any time into 9.475 U.S. Cellular Common Shares per $1,000 of notes. Beginning in 2000, U.S. Cellular may redeem, or the holder may call, the notes at the issue price plus accrued interest.

    U.S. Cellular sold $250 million principal amount of 7.25% unsecured senior notes in 1997 with proceeds to the Company of $247.0 million. The notes are due 2007 and interest is payable semi-annually. Beginning 2004, U.S. Cellular may redeem the notes at principal amount plus accrued interest. U.S. Cellular used a portion of the net proceeds to repay the outstanding vendor financing balance.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 7--LONG-TERM DEBT (CONTINUED)

    U.S. Cellular had financing arrangements with an equipment vendor for cellular system equipment and construction costs. The borrowings were collateralized by a secured interest in some or all of the assets of U.S. Cellular's operating subsidiaries. Borrowings had terms of seven years at an interest rate of 1.4% over the 90-day Commercial Paper Rate (for a rate of 7.03% at December 31, 1996).

    Aerial sold $226 million principal amount at maturity of 10-year zero coupon 8.34% yield to maturity debt in 1996 at an issue price of $100 million. The unsecured notes are due in 2006 and there is no periodic payment of interest. The proceeds were paid to Aerial's equipment vendor in satisfaction of all then outstanding and future obligations up to $100 million. The notes are fully and unconditionally guaranteed by TDS. The notes are subject to optional redemption beginning in 2001 at redemption prices which reflect original issue discount accrued since issuance.

    The annual requirements for principal payments on long-term debt are approximately $14.8 million, $15.8 million, $15.6 million, $15.3 million and $15.2 million for the years 1998 through 2002, respectively.

    The carrying value and estimated fair value of the Company's Long-term Debt were approximately equal at December 31, 1997 and 1996, respectively. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 8--MINORITY INTEREST IN SUBSIDIARIES

    The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

                                                                                                            DECEMBER 31,
                                                                                                      ------------------------
                                                                                                         1997         1996
                                                                                                      -----------  -----------
                                                                                                       (DOLLARS IN THOUSANDS)
U.S. Cellular
  U.S. Cellular shareholders'.......................................................................  $   305,478  $   285,835
  U.S. Cellular subsidiaries' partners'.............................................................       53,908       48,715
                                                                                                      -----------  -----------
                                                                                                          359,386      334,550

Aerial shareholders'................................................................................       33,692       75,897
TDS Telecom telephone subsidiaries'.................................................................       23,293       21,810
Other...............................................................................................          195           86
                                                                                                      -----------  -----------
                                                                                                      $   416,566  $   432,343
                                                                                                      -----------  -----------
                                                                                                      -----------  -----------

    SALE OF STOCK BY SUBSIDIARIES

    Aerial issued 12.3 million Common Shares in 1996 in an initial public offering (at a price of $17 per share). The initial public offering reduced TDS's ownership percentage from 100% to 82.8%. The Aerial Common Share offering was recorded at a fair market value which was more than TDS's book value investment in Aerial. TDS adjusted its book value investment as a result of this issue and increased capital in excess of par value $114.1 million in 1996.

NOTE 9--COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES

    In November 1997, TDS Capital I, a subsidiary trust (the "Trust") of TDS, issued 6,000,000 of its 8.5% Company-Obligated Mandatorily Redeemable Preferred Securities (the "Preferred Securities") at $25 per Preferred Security. Net proceeds from the issuance totaled $144.8 million and were used to retire short-term debt.

    The sole asset of TDS Capital I is $154.6 million principal amount of TDS's 8.5% Subordinated Debentures due December 31, 2037. There is a full and unconditional guarantee by TDS of the Trust's obligations under the

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 9--COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES (CONTINUED)

Preferred Securities issued by the Trust. However, TDS's obligations are subordinate and junior in right of payment to certain other indebtedness of TDS. TDS has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period, at any time, for up to 20 consecutive quarters. If interest payments on the Subordinated Debentures are so deferred, distributions on the Preferred Securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon. In addition, during any such deferral, TDS may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its common stock.

    The Subordinated Debentures are redeemable by TDS, in whole or in part, from time to time, on or after November 18, 2002, or, in whole but not in part, at any time in the event of certain income tax circumstances. If the Subordinated Debentures are redeemed, the Trust must redeem Preferred Securities on a pro rata basis having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so redeemed. In the event of the dissolution, winding up or termination of the Trust, the holders of Preferred Securities will be entitled to receive, for each Preferred Security, a liquidation amount of $25 plus accrued and unpaid distributions thereon to the date of payment, unless, in connection with the dissolution, winding up or termination, Subordinated Debentures are distributed to the holders of the preferred securities.

NOTE 10--PREFERRED SHARES

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

    REDEEMABLE PREFERRED SHARES

    Redeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares with mandatory redemption features or which are redeemable at the option of the holder. At December 31, 1997, 14,794 shares of Redeemable Preferred Shares were outstanding, redeemable at $100 per share.

    The annual requirements for redemption of Redeemable Preferred Shares are $1,299,100, $103,000 and $77,300 for the years 1998 through 2000, respectively.

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 10--PREFERRED SHARES (CONTINUED)

    The following is a schedule of the Redeemable Preferred Shares' activity.

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                              -------------------------------
                                                                                                1997       1996       1995
                                                                                              ---------  ---------  ---------
                                                                                                  (DOLLARS IN THOUSANDS)
Balance, beginning of period................................................................  $   1,858  $  15,093  $  25,001
Add:
  Stock dividends...........................................................................     --            113        546
Less:
  Redemption of preferred...................................................................       (359)    (9,456)    (9,608)
  Conversion of preferred...................................................................     --         (3,872)    --
  Expiration of redemption feature..........................................................        (20)       (20)      (839)
  Change in redemption feature..............................................................     --         --             (7)
                                                                                              ---------  ---------  ---------
                                                                                                  1,479      1,858     15,093
Less current portion........................................................................      1,299      1,578     13,506
                                                                                              ---------  ---------  ---------
Balance, end of period......................................................................  $     180  $     280  $   1,587
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

    NONREDEEMABLE PREFERRED SHARES

    Nonredeemable Preferred Shares include outstanding series of TDS Cumulative Voting Preferred Shares which have no mandatory redemption features. At December 31, 1997, 309,873 shares of Nonredeemable Preferred Shares were outstanding. Outstanding Nonredeemable Preferred Shares are generally redeemable at the option of TDS at $100 per share, plus accrued and unpaid dividends. At December 31, 1997, certain series of Preferred Shares are convertible into TDS Common Shares. (See Note 11--Convertible Preferred Shares)

    The following is a schedule of the Nonredeemable Preferred Shares activity.

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1997       1996       1995
                                                                                             ---------  ---------  ---------
                                                                                                 (DOLLARS IN THOUSANDS)
Balance, beginning of period...............................................................  $  29,000  $  29,710  $  29,819
Add:
  Acquisition..............................................................................      3,000     --         --
  Reclassification from Redeemable Preferred Shares........................................         20         20        839
Less:
  Conversion of preferred..................................................................     (1,031)      (730)      (948)
  Redemption of preferred..................................................................         (2)    --         --
                                                                                             ---------  ---------  ---------
Balance, end of period.....................................................................  $  30,987  $  29,000  $  29,710
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

NOTE 11--COMMON STOCK

    COMMON STOCK ACQUISITIONS

    During 1997, 1996 and 1995, TDS issued 998,783, 2,634,408 and 2,947,777
Common Shares, respectively, for the acquisition of cellular and telephone interests. The 1997 Common Shares issued for acquisitions are reissued Treasury Shares. (See Common Share Repurchase Program)

    COMMON SHARES ISSUABLE

    A certain acquisition agreement requires TDS to deliver 10,480 Common Shares in 1998.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 11--COMMON STOCK (CONTINUED)

    DIVIDEND REINVESTMENT, INCENTIVE AND COMPENSATION PLANS

    The following table summarizes Common and Series A Common Shares issued for the employee stock ownership plans and dividend reinvestment plans described below.

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1997       1996       1995
                                                                                             ---------  ---------  ---------
Common Shares
  Tax-deferred savings plan................................................................     32,354     36,269     40,624
  Dividend reinvestment plan...............................................................     25,273     28,827    105,001
  Stock-based compensation plans...........................................................     64,367     35,273     40,025
                                                                                             ---------  ---------  ---------
                                                                                               121,994    100,369    185,650
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------
Series A Common Shares
  Dividend reinvestment plan...............................................................     19,731     26,445     17,855
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    TAX-DEFERRED SAVINGS PLAN. TDS had reserved 78,558 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, U.S.Cellular Common Shares, Aerial Common Shares, American Paging Common Shares or five nonaffiliated funds.

    DIVIDEND REINVESTMENT PLANS. TDS had reserved 460,742 Common Shares for issue under the Automatic Dividend Reinvestment and Stock Purchase Plan and 172,523 Series A Common Shares for issue under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in newly issued Common Shares and holders of Series A Common Shares to reinvest cash dividends in newly issued Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

    STOCK-BASED COMPENSATION PLANS

    TDS had reserved 1,291,107 Common Shares for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options to officers and employees. The options are exercisable over a specified period not in excess of ten years. The options expire from 1998 to 2006 or the date of the employee's termination of employment, if earlier.

    TDS accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the year-end market price of the Common Shares and SAR prices, was $91,000, $263,000 and $408,000 in 1997, 1996 and 1995, respectively.
Had compensation cost for all plans been determined consistent with SFAS

                        TELEPHONE AND DATA SYSTEMS, INC.

NOTE 11--COMMON STOCK (CONTINUED)

No. 123, the Company's net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        --------------------------------------
                                                                                            1997         1996         1995
                                                                                        ------------  -----------  -----------
                                                                                            (DOLLARS IN THOUSANDS, EXCEPT
                                                                                                  PER SHARE AMOUNTS)
Net Income (Loss)
  As Reported.........................................................................  $     (9,549) $   128,139  $   103,978
  Pro Forma...........................................................................       (13,506)     126,495      103,316
Earnings per Common Share-Basic
  As Reported.........................................................................          (.19)        2.09         1.77
  Pro Forma...........................................................................          (.26)        2.06         1.75
Earnings per Common Share-Diluted
  As Reported.........................................................................          (.19)        2.07         1.74
  Pro Forma...........................................................................  $       (.26) $      2.05  $      1.73
                                                                                        ------------  -----------  -----------

    Because SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995 and changes during the years ended is presented in the table and narrative below:

                                                                                                      WEIGHTED      WEIGHTED
                                                                                         NUMBER OF     AVERAGE       AVERAGE
                                                                                          SHARES    OPTION PRICES  FAIR VALUES
                                                                                         ---------  -------------  -----------
Stock Options:
Outstanding January 1, 1995
  (172,689 exercisable)................................................................    485,597    $   30.25
  Granted..............................................................................     59,995    $   38.67     $   14.84
  Exercised............................................................................    (26,101)   $    5.52
  Cancelled............................................................................     (3,046)   $   43.32
                                                                                         ---------
Outstanding December 31, 1995
  (240,160 exercisable)................................................................    516,445    $   32.47
  Granted..............................................................................     89,228    $   41.00     $   13.30
  Exercised............................................................................    (11,025)   $   13.10
  Cancelled............................................................................     (3,210)   $   39.89
                                                                                         ---------
Outstanding December 31, 1996
  (405,996 exercisable)................................................................    591,438    $   34.08
  Granted..............................................................................     68,137    $   43.90     $   10.61
  Exercised............................................................................    (43,824)   $   19.51
  Cancelled............................................................................    (41,243)   $   40.78
                                                                                         ---------
Outstanding December 31, 1997
  (492,917 exercisable)................................................................    574,508    $   35.87
                                                                                         ---------  -------------
                                                                                         ---------  -------------

    STOCK OPTIONS. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.1%, 5.6% and 6.6%; expected dividend yields of 1.0%, 1.0% and 1.0%; expected lives of 5.0 years, 5.1 years and 6.9 years and expected volatility of 19.2%, 20.5% and 25.0%.

    STOCK APPRECIATION RIGHTS allowed the grantee to receive an amount in cash or Common Shares, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. The following table summarizes the SARs outstanding at $4.43 to $36.60 per share. These rights expired March 1997. The fair value of each stock appreciation right grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 4.9%, 5.2% and 5.5%; expected dividend

                          TELEPHONE AND DATA SYSTEMS, INC.

NOTE 11--COMMON STOCK (CONTINUED)

yields of 1.0%, 1.0% and 1.0%; expected lives of 0.1 year, 0.2 year and 0.7 year; and expected volatility of 20.5%, 18.4% and 20.2%.

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                              -------------------------------
                                                                                                1997       1996       1995
                                                                                              ---------  ---------  ---------
Outstanding beginning of period.............................................................     10,070     16,034     12,096
  Granted...................................................................................        630      5,923      8,174
  Exercised.................................................................................    (10,700)   (11,887)    (4,236)
                                                                                              ---------  ---------  ---------
Outstanding end of period...................................................................     --         10,070     16,034
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

    EMPLOYEE STOCK PURCHASE PLAN. TDS had reserved 159,816 Common Shares for sale to the employees of TDS and its subsidiaries. The fair value of the employees' purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants rights in 1997 and 1996, respectively: risk-free interest rate of 5.6% and 5.6%; expected dividend yield of 1.0% and 1.0%; expected lives of 1.2 years and 0.5 year; and expected volatility of 16.9% and 15.3%.

    CONVERTIBLE PREFERRED SHARES

    TDS convertible Preferred Shares are convertible into 932,011 Common Shares. (See Note 10--Nonredeemable Preferred Shares) TDS issued 56,365, 347,707 and 40,734 Common Shares in 1997, 1996 and 1995, respectively, for TDS preferred shares converted and 11,345 and 3,781 Common Shares in 1997 and 1996, respectively, for subsidiary preferred stock converted.

    SERIES A COMMON SHARES

    The holders of Common Shares and the outstanding Preferred Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,936,277 Common Shares for possible issuance upon such conversion.

    COMMON SHARE REPURCHASE PROGRAM

    In December 1996, the Company authorized the repurchase of up to 3.0 million TDS Common Shares over a period of three years. The Company plans to finance the repurchase program using internally generated funds and borrowings under short-term lines of credit. The Company may use repurchased shares to fund acquisitions and for other corporate purposes. Subject to prevailing market conditions, purchases may be made from time to time through open market purchases or at negotiated prices in private transactions. The actual number of Common Shares which may be repurchased will be subject to the trading price of the Common Shares, the Company's financial position and other factors.

    Through December 31, 1997, the Company purchased 1,798,100 Common Shares for $69.9 million. The Company reissued 1,003,524 Common Shares primarily for acquisitions.

NOTE 12--EMPLOYEE BENEFIT PLANS

PENSION PLAN

    The Company sponsors two qualified noncontributory defined contribution pension plans. One plan (the "TDS Plan") provides benefits for the employees of TDS, TDS Telecom and substantially all of the telephone company subsidiaries. (Employees of certain telephone subsidiaries are covered under other pension plans or receive direct pension payments.) The other plan provides pension benefits for U.S. Cellular and Aerial employees. Under these plans, pension costs are calculated separately for each participant and are funded currently. TDS also sponsors an unfunded non-qualified deferred compensation plan to supplement the benefits under these plans to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

                          TELEPHONE AND DATA SYSTEMS, INC.

NOTE 12--EMPLOYEE BENEFIT PLANS (CONTINUED)

    Total pension costs were $5.3 million, $4.6 million and $4.6 million in 1997, 1996 and 1995, respectively.

OTHER POSTRETIREMENT BENEFITS

    The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS, TDS Telecom and its telephone subsidiaries. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate. An amount not to exceed 25% of the total contribution to the TDS Plan will be contributed to fund the cost of the medical benefits annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25% limitation described above. The Company will limit overall contributions to the aggregate accruals recorded by its subsidiaries. The Company's postretirement medical and life insurance plans are currently underfunded. Total contributions to fund postretirement medical and life insurance plans were $1.9 million, $2.2 million and $3.1 million in 1997, 1996 and 1995, respectively.

    The following table sets forth the plans' funded status reconciled with the amount shown in the Company's consolidated balance sheet at December 31, 1997:

                                                                                           LIFE
                                                                                         INSURANCE    HEALTH CARE
                                                                                           PLAN          PLAN        TOTAL
                                                                                       -------------  -----------  ---------
                                                                                              (DOLLARS IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees...........................................................................    $   2,002     $   5,196   $   7,198
  Fully eligible active plan participants............................................          588         2,427       3,015
  Other active plan participants.....................................................        1,111        10,015      11,126
                                                                                       -------------  -----------  ---------
                                                                                             3,701        17,638      21,339
Plan assets at fair value............................................................        1,635        12,969      14,604
                                                                                       -------------  -----------  ---------
Accumulated postretirement benefit obligation in excess of plan assets...............        2,066         4,669       6,735
Unrecognized prior service cost......................................................         (290)       (1,801)     (2,091)
Unrecognized net gain from past experience different from that assumed and from
  changes in assumptions.............................................................          (34)        6,754       6,720
                                                                                       -------------  -----------  ---------
Accrued postretirement benefit cost at December 31, 1997.............................    $   1,742     $   9,622   $  11,364
                                                                                       -------------  -----------  ---------
                                                                                       -------------  -----------  ---------

    Net postretirement cost for 1997, 1996 and 1995 includes the following components:

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                                 -------------------------------
                                                                                                   1997       1996       1995
                                                                                                 ---------  ---------  ---------
                                                                                                     (DOLLARS IN THOUSANDS)
Service cost...................................................................................  $     875  $     796  $     588
Interest cost on accumulated postretirement benefit obligation.................................      1,346      1,125      1,082
Actual return on plan assets...................................................................       (632)      (753)      (656)
Net amortization and deferral..................................................................       (344)        99        204
                                                                                                 ---------  ---------  ---------
Net postretirement cost........................................................................  $   1,245  $   1,267  $   1,218
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------

    For measurement purposes, a 9.6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease over six years to 6.1% and to remain at 6.1% thereafter. The assumed rate of return on plan assets was 8.0%. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $3.5 million and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $506,000.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 12--EMPLOYEE BENEFIT PLANS (CONTINUED)

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

NOTE 13--COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

    The primary purpose of TDS's construction and expansion program is to provide for normal growth, to upgrade communications service, to expand into new communication areas, and to take advantage of service-enhancing and cost-reducing technological developments. The cellular capital additions budget totals approximately $330 million for 1998, including about $240 million for new cell sites and about $90 million for various information systems initiatives. The telephone capital additions budget totals approximately $140 million for 1998, including about $50 million for new digital switches and other switching facilities and $35 million for improvements to outside plant facilities. The PCS capital additions budget totals approximately $75 million for 1998, including $20 million for cell sites, $25 million for switching equipment and $15 million for systems development.

PENDING ACQUISITIONS

    At December 31, 1997, TDS and U.S. Cellular have entered into definitive agreements to acquire a majority interest in one cellular market, the remaining minority interest in one cellular market already controlled by U.S. Cellular and one telephone company for an aggregate consideration of approximately $62.0 million, primarily cash and TDS Common Shares.

LEASE COMMITMENTS

    TDS and its subsidiaries have leases for certain cellular plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 1997, 1996 and 1995, rent expense for noncancelable, long-term leases was $36.9 million, $20.9 million and $13.6 million, respectively, and rent expense under cancelable, short-term leases was $8.7 million, $7.6 million and $7.5 million, respectively. At December 31, 1997, the aggregate minimum rental commitments under noncancelable, long-term operating leases were as follows:

                                                                                         MINIMUM FUTURE
                                                                                        RENTAL PAYMENTS
                                                                                      --------------------
                                                                                          (DOLLARS IN
                                                                                           THOUSANDS)
1998................................................................................       $   38,594
1999................................................................................           34,476
2000................................................................................           30,490
2001................................................................................           28,367
2002................................................................................           18,960
Thereafter..........................................................................       $   96,578
                                                                                             --------

LEGAL PROCEEDINGS

    The Company is involved in legal proceedings before the FCC and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position or results of operations of the Company.

    On December 29, 1997, a party which claims to be a holder of U.S. Cellular Common Shares, filed a putative class action complaint on behalf of common stockholders of U.S. Cellular in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants TDS, U.S. Cellular and the directors of U.S. Cellular. The complaint alleges a breach of fiduciary duties by the defendents and seeks to have the U.S. Cellular Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses. A virtually identical complaint has been filed by an individual. None of the defendants have been served with this complaint.

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 13--COMMITMENTS AND CONTINGENCIES (CONTINUED)

    On January 5, 1998, an individual, who claims to be a holder of Aerial Common Shares, filed a putative class action complaint on behalf of common stockholders of Aerial in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants, TDS, Aerial and the directors of TDS and Aerial. The complaint alleges a breach of fiduciary duties by the defendants and seeks to have the Aerial Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses. A virtually identical complaint has been filed by a second individual. None of the defendants have been served with this complaint.

    The Company intends to vigorously defend against these lawsuits.

                          TELEPHONE AND DATA SYSTEMS, INC.

NOTE 14--BUSINESS SEGMENT INFORMATION

    TDS's businesses are classified into four principal segments: Cellular, Telephone, PCS and Radio Paging operations.

                                                                                                  YEAR ENDED OR AT DECEMBER 31,
                                                                                                 -------------------------------
                                                                                                   1997       1996       1995
                                                                                                 ---------  ---------  ---------
                                                                                                      (DOLLARS IN MILIONS)
Revenues
  Cellular.....................................................................................  $     877  $     680  $     480
  Telephone....................................................................................        444        396        355
  PCS..........................................................................................         56     --         --
  Paging.......................................................................................         95        104        107
                                                                                                 ---------  ---------  ---------
    Total......................................................................................  $   1,472  $   1,180  $     942
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Operating Income (Loss)
  Cellular.....................................................................................  $     130  $      87  $      43
  Telephone....................................................................................         99        103         98
  PCS..........................................................................................       (197)    --         --
  Paging.......................................................................................        (36)       (37)        (9)
                                                                                                 ---------  ---------  ---------
    Total......................................................................................  $      (4) $     153  $     132
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Depreciation and Amortization Expense
  Cellular.....................................................................................  $     132  $     109  $      90
  Telephone....................................................................................         98         88         77
  PCS..........................................................................................         39     --         --
  Paging.......................................................................................         33         34         25
                                                                                                 ---------  ---------  ---------
    Total......................................................................................  $     302  $     231  $     192
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Identifiable Assets
  Cellular.....................................................................................  $   2,549  $   2,117  $   1,891
  Telephone....................................................................................      1,221      1,181      1,058
  PCS..........................................................................................        961        638        318
  Paging.......................................................................................        136        153        159
  Parent and Other.............................................................................        105        112         43
                                                                                                 ---------  ---------  ---------
    Total......................................................................................  $   4,972  $   4,201  $   3,469
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------
Capital Expenditures
  Cellular.....................................................................................  $     319  $     248  $     211
  Telephone....................................................................................        151        144        104
  PCS..........................................................................................        275        113          9
  Paging.......................................................................................         19         33         27
  Parent and Other.............................................................................         22         12          9
                                                                                                 ---------  ---------  ---------
    Total......................................................................................  $     786  $     550  $     360
                                                                                                 ---------  ---------  ---------
                                                                                                 ---------  ---------  ---------

                         TELEPHONE AND DATA SYSTEMS, INC.

NOTE 15--INVESTMENTS IN UNCONSOLIDATED ENTITIES

    The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited results of operations of the cellular and telephone companies in which TDS's investments are accounted for by the equity method.

                                                                                                               DECEMBER 31,
                                                                                                           --------------------
                                                                                                             1997       1996
                                                                                                           ---------  ---------
                                                                                                               (DOLLARS IN
                                                                                                                MILLIONS)
Assets
  Current assets.........................................................................................  $     425  $     325
  Due from affiliates....................................................................................          3          6
  Property and other.....................................................................................      1,159      1,122
                                                                                                           ---------  ---------
                                                                                                           $   1,587  $   1,453
                                                                                                           ---------  ---------
                                                                                                           ---------  ---------
Liabilities and Equity
  Current liabilities....................................................................................  $     287  $     278
  Due to affiliates......................................................................................         38         21
  Deferred credits.......................................................................................          9          3
  Long-term debt.........................................................................................         70         42
  Partners' capital and stockholders' equity.............................................................      1,183      1,109
                                                                                                           ---------  ---------
                                                                                                           $   1,587  $   1,453
                                                                                                           ---------  ---------
                                                                                                           ---------  ---------

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                -------------------------------
                                                                                                  1997       1996       1995
                                                                                                ---------  ---------  ---------
                                                                                                     (DOLLARS IN MILIONS)
Results of Operations
  Revenues....................................................................................  $   1,740  $   1,395  $   1,174
  Costs and expenses..........................................................................     (1,256)      (958)      (808)
  Other income................................................................................          5          7          8
  Interest expense............................................................................        (10)        (6)        (6)
  Income taxes................................................................................         (6)        (3)        (5)
  Extraordinary item..........................................................................     --             (2)    --
                                                                                                ---------  ---------  ---------
  Net income..................................................................................  $     473  $     433  $     363
                                                                                                ---------  ---------  ---------
                                                                                                ---------  ---------  ---------

NOTE 16--SUBSEQUENT EVENTS

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY
  TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES

    In February 1998, TDS Capital II, a subsidiary trust of TDS, issued 6,000,000 of its 8.04% Company-Obligated Manditorily Redeemable Preferred Securities at $25 per Preferred Security. Net proceeds from the issuance totaled $145 million and were used to retire short-term debt. The sole asset of TDS Capital II is $154.6 million principal amount of TDS's 8.04% Subordinated Debentures due March 31, 2038 or such date to which the maturity is extended by TDS, but in no event later than March 31, 2047. The Subordinated Debentures are redeemable by TDS, in whole or in part, from time to time, on or after March 31, 2003, or, in whole but not in part, at any time in the event of certain income tax circumstances. All other terms and conditions are identical to those of TDS Capital I. (See Note 9--Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures)

AERIAL 8.05% ZERO COUPON NOTES

    Aerial sold $100 million principal amount at maturity of 10-year zero coupon 8.05% yield to maturity debt in February 1998 at an issue price of $100 million. The unsecured notes are due in 2008 and there is no periodic payment of interest. The proceeds were paid to Aerial's equipment vendor in satisfaction of all then outstanding obligations and future obligations up to $100 million. The notes are fully and unconditionally guaranteed by TDS. The notes are subject to optional redemption beginning in 2003 at redemption prices which reflect original issue discount accrued since issuance. These notes will replace the $84.4 million of Interim vendor financing. (See Note 7--Long-Term Debt)

             CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                                                             QUARTER ENDED
                                                                            MARCH 31      JUNE 30     SEPT. 30      DEC. 31
                                                                           -----------  -----------  -----------  -----------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Operating Revenues.......................................................  $   314,735  $   356,344  $   388,122  $   412,332
Operating Income (Loss)..................................................       41,941        7,354       (3,990)     (49,007)
Gain on Sale of Cellular and Other Investments...........................      --            10,598       13,767       17,073
Net Income (Loss)........................................................        9,617        6,821        9,019      (35,006)
Net Income (Loss) Available to Common....................................        9,136        6,351        8,549      (35,476)
  From Operations........................................................        9,136        2,344          106      (38,940)
  From Gains.............................................................  $   --       $     4,007  $     8,443  $     3,464
Weighted Average Common Shares (000s)....................................       61,184       60,051       59,511       60,099
Earnings per Common Share-Basic..........................................  $       .15  $       .11  $       .14  $      (.59)
Earnings per Common Share-Diluted........................................          .15          .11          .14         (.59)
  From Operations........................................................          .15          .04      --              (.65)
  From Gains.............................................................  $   --       $       .07  $       .14  $       .06

1996
Operating Revenues.......................................................  $   259,063  $   293,701  $   308,548  $   318,545
Operating Income.........................................................       30,957       49,081       41,263       32,147
Gain on Sale of Cellular and Other Investments...........................       41,758       86,494        7,797        2,686
Net Income...............................................................       33,689       59,692       22,669       12,089
Net Income Available to Common...........................................       33,190       59,201       22,185       11,606
  From Operations........................................................       12,882       18,720       19,256       10,852
  From Gains.............................................................  $    20,308  $    40,481  $     2,929  $       754
Weighted Average Common Shares (000s)....................................       59,035       60,610       61,084       61,127
Earnings per Common Share-Basic..........................................  $       .56  $       .98  $       .36  $       .19
Earnings per Common Share-Diluted........................................          .56          .97          .36          .19
  From Operations........................................................          .22          .31          .32          .18
  From Gains.............................................................  $       .34  $       .66  $       .04  $       .01

Note: Certain 1996 amounts were reclassified for current period presentation.

Net Income Available to Common for 1997 and 1996 included significant gains from the sales of cellular and other investments. The table above summarizes the effect of the gains on Net Income (Loss) Available to Common and Earnings per Common Share--Diluted.

Management believes there exists a seasonality at U.S. Cellular in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

Aerial began commercial service in 1997 which resulted in Aerial's revenue and expenses being included in operating income. The significant decrease in Operating Income (Loss) and Net Income (Loss) beginning in the second quarter of 1997 is primarily a result of the commencement of PCS operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Telephone and Data Systems, Inc.:

    We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (an Iowa corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP


Chicago, Illinois
January 28, 1998 (except with respect to the matters discussed in Note 5, "American Paging Merger"; and in Note 16, as to which the date is February 18,
1998)

                        TELEPHONE AND DATA SYSTEMS, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                               YEAR ENDED OR AT DECEMBER 31,
                                       -------------------------------------------------------------------------
                                            1997           1996            1995          1994            1993
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues                     $ 1,471,533    $ 1,179,857    $   942,307    $   726,036    $   553,829
Operating Income (Loss)                     (3,702)       153,448        131,998        108,822         69,733
Net Income (Loss) Before
 Cumulative Effect of
  Accounting Change                         (9,549)       128,139        103,978         60,544         33,896
Cumulative Effect of
  Accounting Change                             --             --             --           (723)             --
Net Income (Loss)                           (9,549)       128,139        103,978         59,821         33,896
Net Income (Loss) Available
 to Common                              $  (11,441)   $   126,182    $   101,469    $    57,362    $    31,510
Weighted Average
 Common Shares (000s)                       60,211         60,464         57,456         53,295         46,995
Earnings per Common Share-Basic:
 Before Cumulative Effect of
  Accounting Change                    $      (.19)   $      2.09    $      1.77    $      1.09    $       .67
 Cumulative Effect of
  Accounting Change                             --             --             --           (.01)            --
 Net Income (Loss)                            (.19)          2.09           1.77           1.08            .67
Earnings per Common
 Share-Diluted:
 Before Cumulative Effect of
  Accounting Change                           (.19)          2.07           1.74           1.08            .67
 Cumulative Effect of
  Accounting Change                             --             --             --           (.02)            --
 Net Income (Loss)                     $      (.19)   $      2.07    $      1.74    $      1.06    $       .67
Pretax Profit on Revenues                      1.3%          21.3%          19.6%          13.9%          10.9%
Effective Income Tax Rate
 (Before Cumulative Effect
  of Accounting Change)                        N/M           49.1%          43.8%          40.2%          43.9%
Dividends per Common
 and Series A Common Share             $       .42    $       .40    $       .38    $       .36    $       .34

Cash and Cash Equivalents
 and Temporary Investments             $    75,567    $   119,297    $    80,851    $    44,566    $    73,385
Working Capital                           (497,601)      (163,197)      (166,514)      (160,266)        16,025
Property, Plant and
 Equipment (Net)                         2,465,653      1,828,889      1,293,410      1,063,656        846,089
Total Assets                             4,971,601      4,200,969      3,469,082      2,790,127      2,259,182
Notes Payable                              527,587        160,537        184,320         98,608          6,309
Long-term Debt
 (including current portion)             1,279,034      1,018,851        894,584        562,165        537,566
Redeemable Preferred Shares
 (including current portion)                 1,479          1,858         15,093         25,001         27,367
Common Stockholders' Equity              1,968,119      2,032,941      1,684,365      1,473,038      1,224,285
Capital Expenditures                   $   786,317    $   550,204    $   359,996    $   319,701    $   200,984
Current Ratio                                   .5             .7             .6             .5            1.1
Common Equity per Share                $     32.06    $     33.23    $     29.01    $     26.85    $     24.15

Return on Equity                               (.6%)          6.8%           6.4%           4.3%           3.0%
                                       -------------------------------------------------------------------------
N/M - NOT MEANINGFUL


                        TELEPHONE AND DATA SYSTEMS, INC.

TDS STOCK AND DIVIDEND INFORMATION

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of February 27, 1998, TDS Common Shares were held by 3,744 record owners and the Series A Common Shares were held by 57 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.42 and $.40 per Common and Series A Common Share during 1997 and 1996, respectively.

The Common Shares of United States Cellular Corporation, an 81.1%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu." The Common Shares of American Paging, Inc., an 81.9%- owned subsidiary of TDS, are also listed on the AMEX under the symbol "APP" and in the newspapers as "AmPaging." The Common Shares of Aerial Communications, Inc., an 82.5%-owned subsidiary of TDS are listed on the NASDAQ National Market under the symbol "AERL" and in the newspapers as "AerialComm."

MARKET PRICE PER COMMON SHARE BY QUARTER

TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows:


1997                         1st         2nd         3rd          4th
                        ------------------------------------------------
High                    $   42.00       40.50       45.31        49.94
Low                     $   34.50       36.25       36.56        39.50
Dividends Paid          $    .105        .105        .105         .105
                        ------------------------------------------------


1996                          1st         2nd         3rd          4th
                        ------------------------------------------------
High                    $   48.75       48.88       45.63        40.50
Low                     $   39.00       43.38       37.75        34.75
Dividends Paid          $     .10         .10         .10          .10
                        ------------------------------------------------